As filed with the Securities and Exchange Commission on June 8, 2020

Registration Statement No. 333-236325

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CPG Newco LLC

to be converted as described herein to a corporation named

The AZEK Company Inc.

(Exact name of registrant as specified in its charter)

Delaware	3089	90-1017663
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1330 W Fulton Street #350

Chicago, IL 60607

877-275-2935

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jesse Singh

Chief Executive Officer

CPG Newco LLC

1330 W Fulton Street, #350

Chicago, IL 60607

877-275-2935

(Name, address, including zip code, and telephone number, including area code, of agent for service)

John L. Savva, Esq. Rita-Anne O’Neill, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303 650-461-5600	Rachel Sheridan, Esq. Samuel D. Rettew, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, D.C. 20004 202-637-2200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(2)	Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.001 per share	35,937,500	$21.00	754,687,500	$97,959

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(2) Includes 4,687,500 shares that the underwriters have the option to purchase.

(3) The Registrant previously paid $12,980 of this amount in connection with the initial filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

CPG Newco LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, CPG Newco LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and change its name to The AZEK Company Inc. as described in the section “Corporate Conversion” of the accompanying prospectus. In addition, a special purpose entity, CPG Holdco LLC, which was formed at the time of the acquisition of CPG Newco LLC solely for the purpose of holding membership interests in CPG Newco LLC and that will continue to hold such interests until the Corporate Conversion, will be merged with and into us. In the accompanying prospectus, we refer to all of the transactions related to our conversion to a corporation and the merger described above as the Corporate Conversion. As a result of the Corporate Conversion, the members of CPG Newco LLC will become holders of shares of Class A common stock and Class B common stock of The AZEK Company Inc. Except as disclosed in the prospectus, the Consolidated Financial Statements and selected historical consolidated financial data and other financial information included in this registration statement are those of CPG Newco LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of Class A common stock of The AZEK Company Inc. are being offered by the prospectus.

This information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 8, 2020

PROSPECTUS

31,250,000 Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of The AZEK Company Inc. We are offering 31,250,000 shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price for our Class A common stock will be between $19.00 and $21.00 per share. We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “AZEK”.

After giving effect to this offering and the Corporate Conversion (as defined in this prospectus), an entity affiliated with Ares Management Corporation, or Ares, will hold 53,312,907 shares of our Class A common stock, and Ontario Teachers’ Pension Plan Board, or OTPP, will hold 20,243,944 shares of our Class A common stock. OTPP will hold all of our outstanding Class B common stock. After giving effect to this offering and the Corporate Conversion, Ares and OTPP will hold approximately 37.6% and 37.6%, respectively, of our aggregate common stock. Accordingly, we expect to be a “controlled company” as defined in the corporate governance rules of the New York Stock Exchange and will be exempt from certain corporate governance requirements of the rules. We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 28.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters a 30-day option to purchase up to 4,687,500 additional shares at the initial public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2020.

Barclays	BofA Securities	Goldman Sachs & Co. LLC	Jefferies

Citigroup	Credit Suisse	Deutsche Bank Securities	RBC Capital Markets

B. Riley FBR	Baird	Stephens Inc.

Stifel	SunTrust Robinson Humphrey	William Blair

Prospectus dated                     , 2020

IMAGINATION
SHOULD NOT END AT
THE BACKDOOR

Our Decking And Railing Portfolio:

TimberTech AZEK · TimberTech PRO · TimberTech EDGE

TimberTech
Go Against the Grain.

©2019 AZEK Building Products

Prospectus

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Class A common stock.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of Class A common stock and the distribution of this prospectus outside the United States.

Until                      (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Our fiscal year ends on September 30. Any references to fiscal years in this prospectus are to the 12 months ended September 30 of that year and any references to fiscal quarters in this prospectus are to the applicable quarter or quarters within a fiscal year. Certain percentages and other figures provided and used in this prospectus may not add up to 100.0% due to the rounding of individual components. Unless the context otherwise requires, all references in this prospectus to “The AZEK Company,” “AZEK,” “CPG Newco LLC,” the “company,” “we,” “us,” “our” or similar terms refer to CPG Newco LLC and its consolidated subsidiaries, and after the Corporate Conversion, The AZEK Company Inc. and its consolidated subsidiaries.

COMPANY OVERVIEW

We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable products focused on the highly attractive, fast-growing Outdoor Living market. Homeowners are continuing to invest in their outdoor spaces and are increasingly recognizing the significant advantages of long-lasting products, which are converting demand away from traditional materials, particularly wood. Our products transform those outdoor spaces by combining highly appealing aesthetics with significantly lower maintenance costs compared to traditional materials. Our innovative portfolio of Outdoor Living products, including deck, rail, trim and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. We are well known in the industry, and, according to data provided by Principia, we generally hold one of the top two market share positions by revenue in our product categories. In addition to our leading suite of Outdoor Living products, we sell a broad range of highly engineered products that are sold in commercial markets, including partitions, lockers and storage solutions.

One of our core values is to “always do the right thing”. We make decisions according to what is right, not what is the cheapest, fastest or easiest, and we strive to always operate with integrity, transparency and with the customer in mind. In furtherance of that value, we are focused on sustainability across our operations and have adopted strategies to enable us to meet the growing demand for environmentally-friendly products.

Our businesses leverage a shared material technology and U.S.-based manufacturing platform to create products that convert demand from traditional materials to those that are long lasting and low maintenance, fulfilling our brand commitment to deliver products that are “Beautifully Engineered to Last”. Our Residential segment product portfolio is highly complementary and allows us to provide a wide-ranging solutions set to Outdoor Living projects. Our primary consumer brands in our Residential segment, TimberTech and AZEK, are recognized by contractors and consumers for their premium aesthetics, uncompromising quality and performance and for their diversity of style and design options. In our Commercial segment, we manufacture engineered sheet products and high-quality bathroom partitions and lockers. Over our history, we have developed a reputation as a leading innovator in our markets by leveraging our differentiated manufacturing capabilities, material science expertise and product management proficiency to consistently introduce new products into the market. This long-standing commitment to innovation has been critical to our ability to stay at the forefront of evolving industry trends and consumer demands, which in turn has allowed us to become a market leader across our core product categories.

Our focus on new product development, material science and research and development, or R&D, enables us to capitalize on favorable secular growth trends that are accelerating material conversion from traditional materials such as wood, to sustainable, low-maintenance engineered materials, and to expand our markets. We believe our core competency of consistently launching new products into the market, combined with our recent investments in sales, marketing, R&D and manufacturing, will continue to solidify our incumbent position as a market leader and enable us to generate long-term demand for our products through economic cycles. Over our 30-year history, we have introduced numerous disruptive products and demonstrated our ability to drive material conversion and extend our portfolio, addressing consumer needs across a wide range of price segments. In fiscal 2015, we introduced our Vintage premium decking collection, and through fiscal 2019, sales for these products, including new colors introduced in fiscal 2018 and variable widths introduced in fiscal 2019, have increased at a compound annual growth rate, or CAGR, of more than 50.0% per year. The extended success of the Vintage premium decking collection demonstrates the longevity of demand for our product portfolio. We have leveraged the strong consumer response to Vintage to expand the platform with the introduction of new designs that address evolving industry trends and consumer demands. Our material science expertise and differentiated R&D capabilities enable us to create award-winning products and back them with some of the industry’s longest warranties, such as the 50-year fade & stain warranty that we offer on our TimberTech AZEK decking product line. Most of our product categories are in the early growth stage of their life cycles, and we anticipate that they will continue to benefit from substantial material conversion over the long term.

We have created an operating platform that is centered around sustainability, one of our core strategic pillars, which extends across our value chain from product design to raw material sourcing and manufacturing, and we increasingly utilize plastic waste, recycled wood and scrap in our products. We have also made significant recent investments in our recycling capabilities, including our recent acquisition of Return Polymers, which further enhance the sustainability of our manufacturing operations and reduce our costs. In fiscal 2019, we utilized more than 200 million pounds of recycled materials in our deck boards, and we expect to increase the amount of recycled materials used in our deck boards by over 25% in fiscal 2020. In addition, we believe we have the opportunity to further increase the amount of recycled material used in our products. In fiscal 2019, we opened a new 100,000 square foot recycling facility that utilizes advanced technologies to transform a broad range of plastic waste into raw material used in our products. Today, our TimberTech PRO and EDGE decking lines offer high-quality products made from approximately 80% recycled material. Through our recycling programs, approximately 290 million pounds of waste and scrap were diverted from landfills in fiscal 2019. Furthermore, approximately 98% of scrap generated is re-used, and the majority of our TimberTech, AZEK Exteriors and Versatex products are recyclable at the end of their useful lives. In addition to the sustainability advantages and cost benefits of our vertically integrated in-house manufacturing operations, our supplier base is located primarily in the United States, making us less susceptible to trade disruptions or supply chain dislocations resulting from extended crises such as the COVID-19 pandemic.

Within our Residential segment, we sell our products through a national network of more than 4,200 dealers, more than 35 distributors and multiple home improvement retailers providing extensive geographic coverage, enabling us to effectively serve contractors across the United States and Canada. Our geographic breadth, combined with our extensive market knowledge and broad product portfolio, positions us to continue to accelerate our growth within the industry. Our customer-focused sales organization generates pull-through demand for our products by driving increased downstream engagement directly with consumers and key influencers such as architects, builders and contractors, and by focusing on strengthening our position with dealers and growing our presence in retail. We have been investing in our consumer brands, marketing campaigns and digital tools in order to strengthen our relationships with consumers and key influencers, many of whom serve as advocates of our brands. Within our Commercial segment, we sell our products through a broad distribution network as well as directly to original equipment manufacturers, or OEMs.

Through our Residential and Commercial segments, we deliver market-focused product solutions that drive material conversion. We have experienced strong growth over our history, and over the last several years we have made significant investments in our business to further accelerate our growth and increase our profitability.

(1)

For a discussion of Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin, see the Segments Note in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results of Operations.”

(2)

10-Year Net Sales CAGR refers to the CAGR for the ten years ended September 30, 2019, on a trailing twelve-month basis. Our growth over this period reflects the contribution to net sales of acquisitions, including the acquisitions of VAST Enterprises and TimberTech in fiscal 2012 and Ultralox and Versatex in fiscal 2018.

(3)

We define Five Year New Product Vitality as the percentage of gross sales in fiscal 2019 derived from products first introduced in fiscal 2019 and the four preceding years, excluding gross sales from Versatex and Ultralox.

In fiscal 2019, our net sales, net loss and Adjusted EBITDA were $794.2 million, $20.2 million and $179.6 million, respectively. We intend to continue developing new products, building the leading consumer brand in Outdoor Living and leveraging our downstream-focused sales force, and we believe the demand for our products will benefit from continued material conversion and the resilience of the Outdoor Living market. Adjusted EBITDA is a non-GAAP financial measure used by management as a measure of our core operating results and the effectiveness of our business strategy. For more information on Adjusted EBITDA and for a reconciliation to net income, its most comparable financial measure calculated in accordance with GAAP, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

INDUSTRY OVERVIEW

Our products are widely used across several large, attractive markets, including residential and commercial end markets. We primarily serve the Outdoor Living market, which we define as the market for decks, rail, trim, wood and wood-look siding, porches, pavers, outdoor furniture, outdoor cabinetry and outdoor lighting designed to enhance the utility and improve the aesthetics of outdoor living spaces. We expect the Outdoor Living market will continue to benefit from increased investment as homeowners choose to spend more leisure time outdoors. As more members of the Millennial generation purchase first homes in the United States, we expect the demand for outdoor living spaces will rise, and the appeal of low- to no-maintenance features to gain further momentum. We believe that consumers are increasingly environmentally-conscious in their purchasing behaviors, and that our sustainable manufacturing practices and the high recycled content of our products address evolving consumer preferences.

The primary products that we sell into the Outdoor Living market are composite deck, composite and aluminum rail and PVC trim. Based on data provided by Principia Consulting, LLC, a third-party industry research and consulting firm, or Principia, the total U.S. market sales of these products were $7.2 billion in 2018, grew at a 6.3% CAGR from 2014 to 2018 on a linear foot basis and are expected to grow at a 3.0% CAGR from 2018 to 2022 on a linear foot basis to $8.3 billion in 2022. By material type, based on data provided by Principia, the total U.S. market sales of composite deck, composite and aluminum rail and PVC trim products are expected to grow at a 5.7% CAGR from 2018 to 2022, compared to deck, rail and trim manufactured from wood which are expected to grow at a 2.7% CAGR and to deck, rail and trim manufactured from other materials, such as engineered wood, vinyl and other metals, which are expected to grow at a 1.4% CAGR, in each case measured in terms of linear feet. In addition, based on data provided by The Freedonia Group, Inc., an international market research company, or Freedonia, the total U.S. market sales of wood and wood-look siding, pavers, outdoor furniture and outdoor lighting were $10.9 billion in 2018, and, when combined with the total U.S. market sales of deck, rail and trim, according to Principia, in 2018, totaled $18.1 billion in 2018.

Source:	2018 and 2022 projected market sizes based on data provided by Principia as of October 2019.
(1)	Represents total market (all materials). Principia market definition for trim excludes specialty exteriors products, such as tongue and groove profiles, sheets, sills, thresholds and column wraps.
(2)	Decking category includes composite and PVC decking, rail category includes composite and aluminum rail and trim category includes PVC trim.

Based on data provided by Principia, there were approximately 57 million decks in the United States as of 2018, of which approximately 5.0 million were built in 2018, up from approximately 4.0 million in 2014, representing a CAGR of 5.9%. Decking, our single largest product category, represents a significant opportunity for homeowners to extend the total livable space of their home and to design a unique space for relaxation and entertainment. Through our portfolio of Outdoor Living products, we provide a broad range of material and design options to homeowners as they tailor their outdoor living space to their unique lifestyle. In addition, we believe that we have significant opportunities to leverage our material science expertise, brand awareness and channel relationships to expand into additional segments of the Outdoor Living market. We believe that the current COVID-19 crisis, which has caused people to spend an extended amount of time at home, could be an additional catalyst that may cause an increasing number of homeowners to further recognize the benefits that our portfolio of Outdoor Living products can offer.

We believe our products offer a compelling value proposition due to their enhanced durability, quality, attractive aesthetics and lower life-cycle costs relative to traditional materials such as wood. For example, we estimate the total lifecycle cost of our new TimberTech EDGE Prime decking, including materials, labor and annual maintenance, is approximately 37% less expensive over its 25-year warranty period than the cost of a comparable pressure treated lumber deck. Further, given that the cost of our TimberTech EDGE Prime decking products typically constitutes approximately 15% of the total deck project installation cost, consumers have the opportunity to cost-effectively upgrade to our long-lasting, low-maintenance materials by replacing traditional deck boards with our product while utilizing an existing substructure that has been appropriately maintained.

Total Deck Project Installation Costs(1) Total Deck Life-Cycle Costs(2)

(1)

These assumptions and estimates are based on AZEK market knowledge and feedback from decking-focused contractors with experience installing TimberTech and wood decking products. Actual costs for any particular installation can vary significantly.

(2)

Total Deck Project Installation Costs represent the total aggregate costs of an initial deck installation for a 16’ x 20’ elevated deck and exclude costs associated with the installation of rail or stairs.

(3)

Total Deck Life-Cycle Costs represent both the aggregate costs of an initial deck installation and the estimated maintenance costs over a 25-year period for a 16’ x 20’ elevated deck excluding potential replacement costs.

(4)

Other costs include substructure installation costs, initial staining and sealing of wood decking materials and the cost of top down fasteners for EDGE Prime and pressure treated lumber and hidden fasteners for ipe and AZEK Vintage.

(5)

Estimated maintenance costs include an assumed annual cleaning of TimberTech products and an assumed maintenance requirement of annual pressure washing and sanding, staining and sealing a pressure treated lumber deck every three years and an ipe deck every two years to maintain aesthetics.

Composite deck (which includes wood composite and PVC decking), rail and trim products have continued to increase market share relative to other materials, due to their superior product qualities. Based on data provided by Principia, between 2014 and 2018, composite deck, composite and aluminum rail and PVC trim products collectively grew at a CAGR of 8.7% as compared to deck, rail and trim manufactured from wood, which grew at a CAGR of 5.9%, in each case measured in terms of linear feet. We believe the market for composite products will continue to increase at an above-market growth rate as it benefits from material conversion. Based on data provided by Principia, wood represented approximately 65% of the total U.S. deck, rail and trim markets based on 2018 linear feet sold. With respect to the individual components of these markets, based on this data, composite deck represented approximately 18% of the decking market, composite and aluminum rail represented approximately 16% of the rail market and PVC trim products represented approximately 11% of the trim market, each in terms of linear feet.

Material Type Penetration By Market (Linear Feet, 2017)(1)

(1)

Based on data provided by Principia as of October 2019. Other includes (A) hollow vinyl, plastic lumber and metal for decking, (B) iron, stainless steel, hollow vinyl and other plastic for railing and (C) engineered wood, fiber cement, vinyl, other polymer composite and other for trim.

(2)	Wood for the decking market includes premium hardwoods, cedar and redwood, which accounted for approximately 13% of the total decking market in 2018 according to data provided by Principia.

We believe there is a significant opportunity for further market penetration by composite products as consumer awareness towards sustainable materials increases and advances in material science and manufacturing improve the range of colors and textures available. We offer products that reduce the relative premium between composite and other materials to increase the affordability and further improve the lifetime value advantages of composite products. In addition, we believe our products are well positioned to benefit from growth across economic cycles given their low market penetration and improving cost and value proposition. We believe that we have been, and will continue to be, a driving force behind the growth of low-maintenance products in our markets.

Our deck, trim, rail and accessory products are primarily sold through both one-step and two-step distribution channels, and we are increasing our direct engagement with consumers. Within our Residential segment, we sell our products to distributors, professional dealers and home improvement retailers, who in turn sell our products to builders, contractors and homeowners. Based on data provided by Principia as of October 2019, the relative industry volumes of composite deck, composite and aluminum rail and PVC trim products sold by distribution channel and by end user channel are as follows:

Residential Channel Summary Sales by Manufacturers Residential Channel Summary Sales to End Users

(1)	Rail includes composite and aluminum rail.

We are a leader within the professional dealer channel due to our depth across product categories, brand reputation and the superior quality of our products. We estimate that our U.S. decking sales represented approximately 34% of total composite decking sales in 2018 and that our U.S. trim sales represented approximately 36% of total PVC trim sales in 2018, in each case within the professional dealer channel. Based on data provided by Principia, in 2018, the retail channel represented approximately 35% of the total $3.1 billion decking market, and, within that channel, composite decking sales represented approximately $0.3 billion. We estimate approximately half of all composite decking sales through that retail channel were special order products. Although less than 10% of our Residential segment sales were directly through home improvement retailers, we have seen substantial year-over-year growth in special order sales through such retailers, resulting in a CAGR of such gross sales of over 20% between fiscal 2015 and fiscal 2019. We believe we have an opportunity for significant expansion within retail and that this channel represents a key area of potential growth for us in the future. Our Commercial segment sells its products to OEMs and through distribution channels that reach a number of end markets including education, industrial, commercial and marine.

THE AZEK DIFFERENCE

An Industry Leader in the Outdoor Living Market

We are a leader in a number of large and growing segments of the Outdoor Living market and are benefiting from the early stages of material conversion and secular growth trends. Our significant scale, vertically-integrated manufacturing capabilities and extensive material science expertise enable our leadership position. We have leveraged these capabilities to establish a track record of innovation across a broad range of products with superior quality, aesthetics and performance that has been recognized by respected industry sources. In Hanley Wood’s 2020 BUILDER brand use study of U.S. builders, developers and contractors, TimberTech decking ranked #2 for quality within the deck category, and AZEK trim ranked #1 for quality within the decorative mouldings, trim and columns category. Additionally, our engineered bathroom partitions are a leading product specified by architects, and our Aria partitions won a Product Innovation Award from Architectural Products Magazine in 2018. These strengths, combined with our downstream focus and expanding marketing and digital strategy, have generated strong brand awareness and preference among contractors and consumers.

Serving Large, High-Growth and Resilient Markets That Are Benefitting from Material Conversion

We believe that the Outdoor Living market is benefiting from material conversion from traditional wood materials to low-maintenance, engineered materials. Based on data provided by Principia, wood represented approximately 65% of the total U.S. deck, rail and trim markets as measured by linear feet sold in 2018. Within the decking market specifically, wood represented approximately 80% of the total decking market in 2018, with premium hardwoods, cedar and redwood comprising 13% of the total decking market. We believe these markets present substantial growth opportunities in the coming years and that our leading scale, vertically-integrated manufacturing capabilities and extensive material science expertise position us to capitalize on these highly attractive markets as material conversion continues.

In addition, we believe that the residential repair and remodel market, which is the primary market served by our core products, is significantly more resilient through economic cycles than the home building industry. For example, from 2007 to 2009, single family housing starts declined approximately 57% according to the U.S. Census Bureau, while the home improvement products market declined approximately 14% according to the Home Improvement Research Institute. Moreover, our business demonstrated resilience through this period as net sales declined approximately 15% and cash flows from operations remained positive and increased through this period as a result of product mix, lower raw material costs and working capital management. In addition, even during periods of industry decline, we believe many home improvement projects are deferred rather than permanently cancelled, making it possible for industry activity to rebound quickly. We have increased our focus on serving the residential repair and remodel market over time, and we estimate that, within our Residential segment, over 85% of our net sales are attributable to repair and remodel activity. Based on data provided by Principia, in 2018, approximately 95% of total decking, 80% of rail and 65% of trim sales were attributable to the residential repair and remodel market. Our markets are also experiencing multiple favorable long-term secular growth trends. For example, within our Residential segment, consumers increasingly spend their leisure time outdoors and demand products that expand the usable living space of their home and enhance their outdoor lifestyle. In addition, according to a 2019 survey by the American Institute of Architects, outdoor living spaces have ranked as the most popular space amongst residential architects over the past two years and continue to increase in popularity. As a result, we believe our business will continue to benefit from strong material conversion, continued repair and remodel activity and favorable secular trends.

Premium Brands Known for Service, Quality, Aesthetics and a Broad Range of Styles and Designs

We achieved our premium brand reputation through our unwavering commitment to developing innovative new products that combine the latest style and design trends with our differentiated material science expertise and proprietary production technologies. For example, we have launched products that take premium flooring trends, such as wire-brushed and hand-scraped finishes and multiple widths, into the decking market.

In addition, we have deployed significant direct sales and service resources that have helped us develop strong brand awareness and loyalty among dealers, home improvement retailers and contractors. Over the last several years, we have made substantial investments to further enhance and strengthen our brands, including launching a variety of innovative new products with superior aesthetics, initiating cutting edge marketing campaigns, expanding our digital footprint and capabilities and unveiling a new set of tools focused on enhancing the consumer experience. We are well known in the industry, and we are generally one of the top two recognized brands in our product categories.

Committed to Sustainably Produced, Long-Lasting, Beautiful Products

Our commitment to sustainability permeates our operations, and our products divert waste from landfills and reduce deforestation. Approximately 90% of our gross sales are attributable to products that are manufactured through an extrusion process, and approximately 44% of all of our extruded materials were manufactured from recycled materials in fiscal 2019. We expect this percentage to increase to approximately 54% in fiscal 2020, and we believe there is an opportunity to increase this percentage in the future. Additionally, our operations are designed with sustainability in mind, with our facilities in Wilmington, OH and Scranton, PA employing closed-loop water filtration systems that recycle approximately 96% of water used annually and our polyethylene recycling facility utilizing energy-efficient systems for power, water, heating, cooling and lighting. Further, our products are designed to retain their aesthetic and structural qualities throughout their lifetimes, and the majority of our products are recyclable at the end of their useful lives. The increasing use of recycled content in our products also leads to improvements in our operating margins, as the flexibility of material input sourcing lowers input costs and reduces reliance on virgin raw materials.

Highly Versatile, U.S.-based Manufacturing Platform with Differentiated Capabilities

We are a vertically-integrated manufacturer, delivering superior quality products with a competitive cost position. Our versatile, process-oriented manufacturing operations are built on a foundation of extensive material development and processing capabilities. Our proprietary production technologies, material blending proficiency and range of extrusion methods enable innovation and facilitate expansion into new markets. We have deep experience working with multiple technologies that enable us to provide some of the industry’s most attractive visuals through advanced streaking and multi-color technologies. Our manufacturing footprint has been consolidated into seven facilities over five geographic locations totaling over 1.7 million square feet, and we have made significant investments in people, processes and systems to increase our manufacturing scale and productivity. We recently expanded our vertical manufacturing capabilities with our new 100,000 square foot polyethylene recycling facility and our recent acquisition of Return Polymers, which enable further use of recycled content in our product offering and further reduces our reliance on higher-cost alternatives. In 2017, we introduced our AZEK Integrated Management System, or AIMS, to manage and monitor operations, and in 2018, we implemented Lean Six Sigma, or LSS, tools and techniques at our manufacturing facilities to reduce material waste and improve manufacturing efficiency. We believe these initiatives create an opportunity for continued expansion of our margins.

Leader in Product Development and Innovation with a Robust New Product Pipeline

Over the past 30 years, we have built an R&D organization with significant expertise in material science and production process technologies. We leverage our R&D and manufacturing capabilities to deliver innovative new products to market that address evolving customer needs while expanding our use of recycled materials. Our product managers and marketing team actively analyze proprietary consumer research and work with architects, contractors and consumers to identify and develop new products that incorporate consumer feedback, expand our portfolio and extend the range of style and design options we offer. Our R&D team then designs, prototypes and tests these new products prior to full scale production. Our rigorous R&D process incorporates in-house analytical capabilities and comprehensive product testing with more than 260 distinct tests, such as accelerated weathering. During the four years ended September 30, 2019, our team successfully led over 20 significant new product introductions, and, for the twelve-month period ended September 30, 2019, our Five Year New Product Vitality for our Residential segment was approximately 51%. We expect to continue to maintain a robust pipeline of new products and technologies that we intend to launch over the next several years, which we believe will help us continue to maintain our leadership in product innovation and drive strong product vitality.

Extensive Network of Contractors, Dealers and Distributors

Throughout our history, we have developed an extensive network in the United States and Canada of loyal contractors, dealers and distributors, many of whom are brand advocates for our products. Our extensive network consists of more than 4,200 dealers, over 130 distributor branch locations and thousands of contractors throughout the United States and Canada. We believe our strong relationships with dealers and contractors are driven by the trust and reliability that we have generated through product innovation, superior quality and performance, and the continuing service and support that we offer. Such support includes specialized training opportunities such as AZEK University and sales support initiatives such as digital lead generation, joint marketing funds, new sample kits, display kiosks, enhanced product literature, print, TV and radio advertising and social media initiatives. AZEK University provides hands-on training for contractors and customers using TimberTech and AZEK Exteriors products and our AZEK Pro Rewards program leverages our new website and digital capabilities to share curated digital leads with our contractors. In our Commercial segment, we sell our highly engineered polymer sheeting products through a network of approximately 130 engineered product distributors across the United States, Canada and Latin America, who sell primarily to OEMs, and we sell our low-maintenance bathroom partitions, shower and dressing stalls, lockers and other storage solutions through a network of approximately 900 dealers who sell to institutional and commercial customers across the United States and in Canada. We believe that the combination of consumer awareness for our product categories and our ability to directly engage with consumers to drive conversion makes us a highly attractive partner for our distributors, dealers, contractors and home improvement retailers, and that combination is a key reason that we expect them to continue to prioritize their own investment in our products and our product categories.

Strong Margin Profile with Significant Opportunity for Expansion

Our business has a strong margin profile driven by our differentiated premium branded products, vertically-integrated U.S.-based manufacturing capabilities and strong customer relationships. We continue to invest in new innovations in current and adjacent markets that we believe will support our long-term growth. Our Residential segment generated Segment Adjusted EBITDA Margin of 28.8% in the year ended September 30, 2019, and we are well positioned to continue to execute on our operational excellence initiatives, including recycling and continuous manufacturing efficiency improvement. As our recent capital investments mature, we believe there is a significant opportunity for us to expand our margins. In addition, a large percentage of our cost base is variable, providing us with significant financial flexibility and the ability to manage costs to reflect changes in economic conditions.

Proven Management Team Focused on Execution

We have assembled a diverse team of highly experienced and accomplished executives with public company experience, a proven track record of leading global consumer and industrial organizations and driving profitable growth, product innovation, cost reduction and manufacturing efficiency. In the past two years, under our management team’s leadership, our Adjusted Gross Profit as a percentage of net sales increased by approximately 400 basis points while we continue to enjoy strong top line growth. Our Chief Executive Officer, Jesse Singh, joined our team in 2016, after serving in numerous leadership roles at 3M, including Chief Commercial Officer, President of 3M’s Health Information Systems business and VP of the Stationery and Office supplies business, which included the iconic Post-it and Scotch Brands. Our Chief Financial Officer, Ralph Nicoletti, joined our team in 2019 after serving as Executive Vice President and Chief Financial Officer of Newell Brands and has more than 35 years of finance experience. Collectively, our team is approximately 50% gender and ethnically diverse and has extensive experience at leading companies, including 3M, Newell Brands, Owens Corning, Eaton, Armstrong, Grainger and Emerson. Our management team has executed key strategic initiatives across the platform to drive accelerated growth and improved profitability, including upgrading operational capabilities, implementing productivity tools, and investing in new products, sales force expansion, marketing, M&A and internal recycling capabilities.

OUR GROWTH STRATEGY

We believe our multi-faceted growth strategy positions us to drive profitable above-market growth in the markets we serve.

Introduce Innovative New Products That Expand Our Markets

We have a proven track record of developing innovative new products across multiple price points that accelerate material conversion, increase the use of recycled materials and expand our markets. Our strong manufacturing capabilities, proprietary production technologies, detailed consumer research and extensive material science expertise allow us to rapidly introduce differentiated products. In our Residential segment, our new products are driving conversion away from traditional wood materials across all pricing segments, from various forms of pressure treated wood at the entry level to more exotic woods such as cedar and ipe at the premium level. In 2019, our Residential segment launched three new product platforms: TimberTech EDGE, Multi-Width decking and PaintPro trim. We believe that TimberTech EDGE will accelerate conversion of low-cost traditional pressure treated wood materials by offering superior aesthetics and performance at an accessible price point. Our entry-level decking category volume, which includes our TimberTech PRO Terrain collection in addition to our TimberTech EDGE Prime and Premier collections, increased over 35% on a linear foot basis in fiscal 2019 as compared to the prior year. Multi-Width decking, which extends the technological advancements available in our highly successful Vintage platform, expands the range of style and design options available to consumers seeking premium decking solutions and provides a unique combination of superior performance and a natural wood-look and feel. Our premium Vintage collection volume increased approximately 50% on a linear foot basis in fiscal 2019 as compared to the prior year. PaintPro expands the addressable market for our trim products and accelerates wood conversion by delivering the same high-quality, low-maintenance performance of traditional white PVC trim across a full spectrum of paintable colors. Each year, we continue to launch new products across our business, and as of the year ended September 30, 2019, our blended Five Year New Product Vitality across our Residential segment and Commercial segment was approximately 45%.

In 2020, we are expanding on these product innovations in our Residential segment and launching a new multi-color TimberTech EDGE Prime+ decking collection, a new Wide-Width profile for the TimberTech AZEK Harvest decking collection and the new, multi-tonal Reserve collection under the TimberTech PRO decking line, among others. We will continue to leverage our material technology capabilities and commission detailed consumer research to regularly introduce new products that set us apart from our competition and accelerate future growth.

Accelerate Market Conversion by Capitalizing on Downstream Investments

We view the continued growth in homeowner outdoor investment and repair and remodel activity as a powerful secular trend driving material conversion across our industry. We believe low-maintenance alternatives at a range of premium quality designs and accessible pricing will continue to increase consumer demand and accelerate material conversion.

Over the three years ended September 30, 2019, we have increased our R&D, sales and marketing expenses by over 40% in the aggregate, and we are continuing to make additional investments during fiscal 2020 that we believe will accelerate material conversion and growth in our markets. We expanded our marketing organization and sales force with new talent, enabling us to generate greater awareness of our products and enhance our sales growth in underpenetrated markets and geographies. We invested in new premium and traditional merchandising displays for our dealers and special order merchandising and training for pro desk support associates for our home improvement retailers to increase consumer awareness of our products and to accelerate sales growth. Starting in 2018, we have added new trim and retail focused sales teams and have also established a dedicated sales team to enhance our dealer sales in underpenetrated geographies. We believe these initiatives are helping to accelerate our growth. For example, we believe our new trim-focused sales team has helped increase our AZEK Exteriors trim net sales by more than 15% in fiscal 2019 as compared to the prior year. In addition to expanding our sales force, we realigned the compensation framework for our sales teams to increase downstream engagement with consumers and key influencers such as architects, builders and contractors, to drive increased pull-through demand for our products. We recently opened our third AZEK University location in Chicago, and we are hosting regular contractor training events to encourage contractors to use our products. We believe we can continue to leverage our downstream investments to accelerate material conversion in our markets, strengthen our position in the pro channel and enhance our retail presence.

Build the Leading Consumer Brand in Outdoor Living

We are well-known for quality, innovation and delivering a broad range of on-trend style and design options to customers. We have made significant investments in sales and marketing and R&D over the past two years to differentiate and strengthen our brands and to simplify and transform the consumer experience for purchasing our products. In 2019, we unified our decking and railing product portfolio under our leading TimberTech brand with a differentiated “Go Against the Grain” marketing campaign. We continue to invest in our marketing organization and alongside our channel partners to increase consumer awareness and preference for our products. Our focused digital strategy, enhanced media presence and differentiated marketing campaigns drive increased engagement with consumers and homeowners as well as key influencers such as architects, builders and contractors. Our new digital platform facilitates the consumer journey from inspiration and design through installation. The experience educates consumers on the features and benefits of our products versus traditional materials, utilizes digital visualization tools to allow consumers to re-imagine their outdoor living spaces and directly connects them to a pre-qualified local contractor. During fiscal 2019, website traffic to our outdoor living branded websites increased by approximately 45% and sample orders for our decking products have increased at a double-digit rate, in each case when compared to the prior year. We enjoy strong preference for our products among contractors, who typically purchase our products at dealers, and we are investing to increase our presence within home improvement retailers as the majority of consumers include visits to home improvement retailers in their research of deck products. These consumer engagement strategies are focused on creating additional pull-through demand and accelerating our growth.

Expand Margins Through Enhanced Recycling Capabilities and Productivity Initiatives

Our broad range of U.S.-based manufacturing capabilities, proprietary production technologies and extensive material science expertise position us as a leading innovator in the Outdoor Living market, and our brands command premium prices and afford us a strong margin profile. However, we believe there is an opportunity for significant improvement in our margins as we continue to invest in and expand our recycling capabilities and focus on operational excellence. Since fiscal 2017, we have invested over $28 million in developing our recycling capabilities to substantially reduce our material cost, divert waste from landfills and increase our utilization of recycled materials. For example, in fiscal 2019, we increased the recycled material content used in the core of our deck boards by approximately 20%, as compared to the recycled material content in fiscal 2018. Increasing the recycled material content in our deck boards has allowed us to substantially reduce the utilization of virgin HDPE in the production of the core of our TimberTech PRO and EDGE products, representing approximately $9 million in cost savings on an annualized basis when compared to legacy material content formulations. We are still in the early stages of material substitution across our manufacturing network and realizing the benefits of our investments in recycling, and we expect to drive additional cost savings as we ramp up internal processing of recycled materials used in the manufacturing of our products.

In addition to enhancing our recycling capabilities, we have also implemented various LSS initiatives across our manufacturing operations to reduce waste and enhance productivity. We utilize a systematic approach, AIMS, to drive continuous improvement throughout our organization. In fiscal 2019, we realized approximately $11 million of cost savings related to net manufacturing productivity improvements. We define net manufacturing productivity as the year-over-year change in net manufacturing expenses required to achieve a given level of manufacturing output, assuming constant raw material and other manufacturing input prices and excluding the effect of freight expense, warranty expense and unusual items. We identified and have begun to implement additional projects that we expect will provide incremental net manufacturing productivity in the coming years. We believe AIMS, our investments in people, processes and equipment and our investments in recycling, productivity and operational excellence will enable us to expand our margins through reduced material cost, improved net manufacturing productivity and enhanced business operations.

Execute Strategic Acquisitions That Broaden Our Platform and Enhance Our Manufacturing Operations

Our markets are large and highly fragmented, and they provide a wide range of opportunities for us to execute acquisitions to augment our growth independent of end-market demand. We have completed several strategic acquisitions since our company was founded, and we have proven to be a highly effective consolidation platform. For example, the acquisition of Versatex strengthened our position in the exterior trim and moulding market, enhanced our product capabilities and generated attractive cost savings, and the acquisition of Ultralox extended our rail portfolio to include aluminum solutions with proprietary interlocking technology and expanded our ability to address the high-growth aluminum railing market.

We intend to continue to prudently execute strategic acquisitions and utilize our disciplined process to identify, evaluate, execute and integrate acquired businesses. We actively monitor a pipeline of attractive opportunities across multiple product categories and geographies. We target opportunities that strengthen our existing platforms, enhance our market positions, expand our portfolio of products and technology capabilities and increase our business diversity. In addition, the acquisitions we pursue must also provide opportunities for us to leverage our strong U.S.-based manufacturing capabilities, material formulation proficiency and extensive dealer and distributor network to meaningfully enhance their scale, growth, profitability and cash flow. For example, we recently acquired Return Polymers, which we expect will significantly enhance our in-house recycling capabilities, reduce reliance on external suppliers and further improve our overall manufacturing cost position.

RECENT DEVELOPMENTS

COVID-19

Since the onset of the COVID-19 pandemic, we have been focused on protecting our employees’ health and safety, meeting our customers’ needs as they navigate an uncertain financial and operating environment, working closely with our suppliers to protect our ongoing business operations and rapidly adjusting our short-, medium- and long-term operational plans to proactively and effectively respond to the current and potential future public health crises. While the COVID-19 pandemic presents serious concerns for our business and operations, our employees and their families, our customers and our suppliers, we believe that we are adapting well to the wide-ranging changes that the global economy is currently undergoing, and we remain confident that we will continue to maintain business continuity, produce and sell our products safely and in compliance with applicable laws and governmental orders and mandates, maintain our robust and flexible supply chains and be in a strong position to maintain financial success even in the event of a potentially extended economic downturn.

Our manufacturing facilities continue to operate as they have been determined to be “essential businesses” in the jurisdictions where they are located. Moreover, only a few states and other jurisdictions placed construction activities on hold. Demand for our products in the second fiscal quarter of 2020 has been largely consistent in overall amount with prior years. We expect that the economic effects of the COVID-19 pandemic will likely continue to adversely affect demand for our products over the balance of fiscal 2020.

However, our medium-term expectations also include increased interest among homeowners in enhancing their Outdoor Living spaces as they spend more time at home during and likely following the COVID-19 pandemic. We expect this may partially offset a general reduction in consumer spending. Further, we anticipate that consumers will increasingly shop online, and we continue to enhance our digital sales capabilities and direct, personal interaction with homeowners to more easily allow them to research, and ultimately purchase, our products.

We have taken a number of steps to adapt our business and operations to the current environment. First and foremost, we have implemented measures to protect the health and safety of our employees. These measures include encouraging our employees who are able to work remotely to do so, enacting and enforcing employee spacing protocols in our factories, reducing the need for face-to-face interactions, and providing facial protection and other personal protection equipment to on-site employees.

We have also taken steps to engage directly with our distributors to share information and ensure we are servicing the market appropriately. In addition to engaging directly with distributors, we are adapting how we reach customers in response to changing consumer behavior. For example, we are focused on expanding and enhancing our digital “shop from home” content and marketing, while leveraging our call center to support customers and generate leads. We are expanding our do-it-yourself tools and continuing our contractor and architect training in a digital format, emphasizing contactless designs and proposals for new projects.

We have taken steps to reduce costs (with a cost reduction target of more than 10% for the second half of 2020), and we have aligned our manufacturing to current and expected demand. We have reduced our headcount in select areas, including our Vycom business, and we have the ability to adjust our manufacturing operations and output to meet demand. We are also taking steps to enhance our liquidity given the uncertainties resulting from the COVID-19 pandemic, including deferring non-essential capital expenditures, drawing up to the maximum amount of funds available under our Revolving Credit Agreement and conserving our working capital.

Although we have implemented measures to mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations, including reducing our production and expenses, we expect that these measures may not fully mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations. We cannot predict the degree to, or the period over, which we will be affected by the pandemic and resulting governmental and other measures. The global impact of the COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the situation closely. Nevertheless, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change rapidly and without forewarning. We do not yet know the full extent of potential delays or impacts on our business, financial condition, operations or the economy as a whole. While the spread of COVID-19 may eventually be contained or mitigated, there is no guarantee that a future outbreak of this or any other widespread epidemic will not occur, or that the economy will recover, either of which could seriously harm our business. As the COVID-19 pandemic continues, it may also have the effect of heightening many of the risks described in “Risk Factors” in this prospectus. See “Risk Factors” for a further discussion of the adverse impacts of the COVID-19 pandemic on our business.

Liquidity

During the three months ended March 31, 2020, we borrowed $129.0 million under the Revolving Credit Agreement, including, on March 16, 2020, $89.0 million to enhance our financial flexibility in light of uncertainties resulting from the COVID-19 pandemic. On May 12, 2020, CPG International LLC issued $350.0 million aggregate principal amount of 9.500% senior notes due 2025, or the Senior Notes. We used net proceeds from the offering of the Senior Notes to satisfy and discharge CPG International LLC’s obligations under its former 8.000% senior notes due 2021, or the 2013 Notes. On May 14, 2020, we also used net proceeds from the offering of the Senior Notes to repay $15.0 million of outstanding principal under the Revolving Credit Agreement. We intend to use net proceeds from this offering first to redeem the Senior Notes, plus accrued and unpaid interest thereon, and then to prepay approximately $198.3 million of the outstanding principal amount under our Term Loan Credit Agreement. See “Use of Proceeds.”

On June 5, 2020, we entered into an amendment to the Revolving Credit Agreement, or the RCA Amendment, which established $8.5 million of commitments for loans under the Revolving Credit Agreement that are referred to as FILO Loans. The FILO Loans are available to be drawn in a single disbursement on or prior to December 31, 2020. The availability of the FILO Loans will be subject to satisfaction of certain conditions at the time of borrowing, including the value of borrowing-base eligible assets at the time of borrowing. Under the terms of the Revolving Credit Agreement as amended by the RCA Amendment, FILO Loans may be borrowed against increased percentages of borrowing-base eligible assets (as compared to the percentages of borrowing-base eligible assets applicable to all other loans under the Revolving Credit Agreement). The RCA Amendment did not increase the total aggregate amount of commitments under the Revolving Credit Agreement. Borrowing of FILO Loans under the Revolving Credit Agreement will reduce the total aggregate commitments available for revolving loans for so long as the FILO Loans remain outstanding. If borrowed, the FILO Loans will mature on December 4, 2021. There is no assurance that we will be able to draw on the FILO Loans at any time.

Preliminary Financial Results

Set forth below are preliminary estimates of certain unaudited financial information for the two months ended May 31, 2020 and actual unaudited financial results for the comparative period ended May 31, 2019. Our actual results for the two months ended May 31, 2020, will be included in the financial information for the three months ending June 30, 2020, which will not be available until after the completion of this offering. We have provided ranges, rather than specific amounts, for the preliminary estimates primarily because our financial closing and review procedures for the three months ending June 30, 2020 are not yet complete. The estimated ranges are preliminary and have not been audited or reviewed and are inherently uncertain and subject to changes as we complete our financial closing and review procedures for the three months ending June 30, 2020. While we currently expect that our final results will be consistent with the preliminary estimates set forth below, we caution you that the estimated financial information for the two months ended May 31, 2020 is not a guarantee of future performance or outcomes and actual results may differ materially from those described herein. In addition, the preliminary estimates set forth below should not be considered an indication of expected performance for the remainder of the three months ending June 30, 2020. Factors that could cause actual results to differ from those described above are set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Information.” You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical Consolidated Financial Statements and related notes appearing elsewhere in this prospectus. This preliminary information should not be viewed as a substitute for full quarterly financial statements prepared in accordance with GAAP.

The preliminary estimates set forth below have been prepared by, and are the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimates. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

	Two Months Ended
	May 31, 2020 (Estimated)		May 31, 2019 (Actual)
(U.S. dollars in thousands)	Low	High
Net sales	$124,900	$132,600	$135,796
Net income (loss)	$(2,100)	$(2,500)	$(5,319)
Non-GAAP financial measures
Adjusted EBITDA(1)	$28,700	$33,800	$28,278

(1)

We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax expense (benefit) and depreciation and amortization and by adding to or subtracting therefrom certain items of expense and income. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

For the two months ended May 31, 2020, we estimate our net sales to be in the range of $124.9 million to $132.6 million, as compared to $135.8 million for the two months ended May 31, 2019, representing a decrease of 8% and 2%, respectively. The decrease in our consolidated net sales reflects net sales from our Residential segment of between $107.6 million and $114.2 million for the two months ended May 31, 2020, as compared to $111.4 million for the two months ended May 31, 2019, with such change primarily due to higher organic net sales related to deck, rail and accessories, offset by a decline in trim sales. The decrease in our net sales also reflects net sales from our Commercial segment of between $17.3 million and $18.4 million, as compared to $24.4 million for the two months ended May 31, 2019, with such decrease primarily due to declining sales in our Vycom business.

For the two months ended May 31, 2020, we estimate our net loss to be in the range of $2.1 million to $2.5 million, as compared to a net loss of $5.3 million for the two months ended May 31, 2019. This decrease in net loss was primarily due to improvements in gross margins and reduced spending on strategic initiatives.

For the two months ended May 31, 2020, we estimate our Adjusted EBITDA to be in the range of $28.7 million to $33.8 million, as compared to $28.3 million for the two months ended May 31, 2019, representing an increase of 1% to 20%.

The following table provides a preliminary reconciliation of preliminary estimated net income, the most directly comparable financial measure calculated in accordance with GAAP, to preliminary estimated Adjusted EBITDA for the two months ended May 31, 2020, and a reconciliation of actual net income to actual Adjusted EBITDA for the two months ended May 31, 2019.

	Two Months Ended
	May 31, 2020 (Estimated)		May 31, 2019 (Actual)
(U.S. dollars in thousands)	Low	High

Net income (loss)	$(2,100)	$(2,500)	$(5,319)
Interest expense	14,300	16,800	14,330
Depreciation and amortization	16,300	19,200	15,922
Tax benefit	(1,300)	(1,500)	(848)
Share-based compensation costs	500	600	654
Business transformation costs(1)	100	100	1,807
Acquisition costs(2)	100	200	348
Initial public offering costs	800	900	1,269
Other costs(3)	—	—	115

Total adjustments	30,800	36,300	33,597

Adjusted EBITDA	$28,700	$33,800	$ 28,278

(1)

Business transformation costs reflect consulting and other costs related to repositioning of our brands, compensation costs related to the transformation of the senior management team and other integration-related costs. Consulting and other costs related to repositioning of our brands were $0.4 million for the two months ended May 31, 2019; compensation costs related to the transformation of the senior management team are estimated to be approximately $0.1 million for the two months ended May 31, 2020 and were $0.1 million for the two months ended May 31, 2019; start-up costs of our new recycling facility of $1.0 million for the two months ended May 31, 2019; and other integration-related costs were $0.3 million for the two months ended May 31, 2019.

(2)

Acquisition costs reflect costs directly related to completed acquisitions. Acquisition costs are estimated to be in the range of $0.1 million to $0.2 million for the two months ended May 31, 2020 and were $0.3 million for the two months ended May 31, 2019.

(3)	Other costs reflect costs for legal defense of $0.1 million for the two months ended May 31, 2019.

The unaudited, preliminary information is presented for informational purposes only and does not purport to represent the company’s financial condition or results of operations for any future period. As a result, prospective investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not provided.

Risk Factors

Investing in our Class A common stock involves risks, which are discussed more fully under “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. These risks include, but are not limited to, the following:

•	our business, financial condition and results of operations are being, and are expected to continue to be, adversely affected by the current COVID-19 public health pandemic;

•

demand for our products is significantly influenced by general economic conditions and trends in consumer spending on outdoor living and home exteriors, and adverse trends in, among other things, the health of the economy, repair and remodel and new construction activity, industrial production and institutional funding constraints;

•	we compete against other manufacturers of (i) engineered and composite products; and (ii) products made from wood, metal and other traditional materials;

•	the seasonal nature of certain of our products and the impact that changes in weather conditions and product mix may have on our sales;

•	our ability to develop new and improved products and effectively manage the introduction of new products;

•	our ability to effectively manage changes in our manufacturing process resulting from cost savings and integration initiatives and the introduction of new products;

•	risks related to our ability to accurately predict demand for our products and risks related to our ability to maintain our relationships with key distributors or other customers;

•	risks related to shortages in supply, price increases or deviations in the quality of raw materials;

•	our ability to retain management;

•	risks related to acquisitions or joint ventures we may pursue;

•	our ability to maintain product quality and product performance at an acceptable cost, and potential exposures resulting from our product warranties;

•	our ability to ensure that our products comply with local building codes and ordinances;

•	risks arising from the material weaknesses we have identified in our internal control over financial reporting and any failure to remediate these material weaknesses;

•	our ability to maintain an effective system of internal controls and produce timely and accurate financial statements or comply with applicable regulations;

•	our ability to protect our intellectual property rights;

•	the increased expenses associated with being a public company;

•	risks associated with our substantial indebtedness and debt service;

•	our reliance on dividends, distributions and other payments from our subsidiaries to meet our obligations;

•

the continuing control after this offering of our company, including the right to designate individuals to be included in the slate of nominees for election to our board of directors, by our Sponsors, whose interests may conflict with our interests and those of other stockholders;

•	our status as a “controlled company” within the meaning of the NYSE rules, and our exemption from certain corporate governance requirements; and

•	certain provisions in our certificate of incorporation and our bylaws that may delay or prevent a change of control.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced reporting burdens.

Our Sponsors

Prior to this offering, Ares and OTPP, and, together with Ares, the Sponsors, indirectly owned substantially all of our limited liability company interests. Following the Corporate Conversion, each of the Sponsors will receive a number of shares of our common stock in direct proportion to their respective interests in AOT Building Products, L.P., our indirect parent, or the Partnership. In order to ensure compliance with the requirements of certain provisions of the Pension Benefits Act (Ontario) applicable to OTPP, pursuant to which OTPP is restricted from investing monies of the Ontario Teachers’ Pension Plan, directly or indirectly, in securities of a corporation to which are attached more than 30% of the votes that may be cast for the election of directors of the corporation, OTPP will hold a number of shares of our Class A common stock representing 30% or less of the total number of shares of Class A common stock outstanding. The remaining shares of common stock to be received by OTPP following the Corporation Conversion will be shares of our Class B common stock. The relative economic interests of Ares and OTPP will not be altered as a result of the Corporate Conversion or our dual-class common stock structure. After giving effect to this offering and the Corporate Conversion, Ares and OTPP will hold 53,312,907 and 20,243,944 shares of our Class A common stock, respectively. OTPP will hold all of our Class B common stock. After giving effect to this offering and the Corporate Conversion, Ares and OTPP will hold approximately 37.6% and 37.6%, respectively, of our aggregate common stock.

Our Sponsors will have significant power to control our affairs and policies, including with respect to the election of directors (and through the election of directors, the appointment of management). For a description of certain potential conflicts between the Sponsors and our other stockholders, see “Risk Factors—We continue to be controlled by the Sponsors, and the Sponsors’ interests may conflict with our interests and the interests of other stockholders.” For a description of the Sponsors’ ownership interests in us and their rights with respect to such ownership interests, including the right to designate individuals to be included in the slate of nominees for election to our board of directors, see “Certain Relationships and Related Party Transactions,” “Principal Stockholders” and “Description of Capital Stock.”

Corporate Conversion

We currently operate as a Delaware limited liability company under the name CPG Newco LLC. CPG Newco LLC is a holding company which holds all of the limited liability company interests in CPG International LLC, the entity which directly and indirectly holds all of the equity interests in our operating subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, CPG Newco LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to The AZEK Company Inc. In addition, a special purpose entity, CPG Holdco LLC, which was formed at the time of the acquisition of CPG Newco LLC solely for the purpose of holding membership interests in CPG Newco LLC and that will continue to hold such interests until the Corporate Conversion, will be merged with and into us. In this prospectus, we refer to all of the transactions related to our conversion into a corporation and the merger described above as the Corporate Conversion. For more information, see “Corporate Structure” and “Corporate Conversion.”

Corporate Structure

The following diagram sets forth a simplified view of our corporate structure and our principal indebtedness as of March 31, 2020 after the consummation of the Corporate Conversion, the redemption of the 2013 Notes, our repayment of $15.0 million of the outstanding principal amount under our Revolving Credit Agreement on May 14, 2020 and the consummation of this offering and giving effect to the use of proceeds therefrom, including the redemption of the Senior Notes and the prepayment of approximately $198.3 million of the outstanding principal amount under our first lien credit facility, or the Term Loan Credit Agreement, which currently bears interest at a rate of 5.93% per annum; for more information, see “Description of Certain Indebtedness.” This chart is for illustrative purposes only and does not represent all legal entities affiliated with, or all obligations of, the entities depicted. Our indirect subsidiaries are omitted.

(1)	Prior to the Corporate Conversion, AZEK was named CPG Newco LLC.
(2)

The Revolving Credit Agreement provides for commitments, as of March 31, 2020, of up to $150.0 million, subject to our option to increase the commitments by up to $100.0 million, subject to certain conditions.

(3)	The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. See “Description of Capital Stock.”
(4)	CPG International LLC is also the issuer of the Senior Notes expected to be redeemed following the consummation of this offering.

Corporate Information

CPG Newco LLC (formerly known as AOT Building Products Newco LLC) was formed on August 15, 2013 in connection with the Sponsors’ acquisition of CPG International LLC. Upon completion of this offering, we will be a Delaware corporation, and we will change our name to The AZEK Company Inc. Our principal executive offices are located at 1330 W Fulton Street, Suite 350, Chicago, Illinois 60607, and our telephone number is 877-275-2935. Our website address is www.AzekCo.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

“The AZEK Company,” “AZEK,” “TimberTech,” “TimberTech EDGE,” “TimberTech PRO,” “TimberTech AZEK,” “PaintPro,” “Harvest Collection,” “Arbor Collection,” “Vintage Collection,” “ULTRALOX,” “VERSATEX,” “Vycom,” “Impression Rail Express,” “Scranton Products,” the AZEK logo, the TimberTech logo, the ULTRALOX logo, the VERSATEX Logo, the Vycom logo, the Scranton Products logo and other trademarks or service marks of The AZEK Company and its direct and indirect subsidiaries appearing in this prospectus are the property of The AZEK Company. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus generally appear without the ® or ™ symbols.

The Offering

Class A common stock offered by us	31,250,000 shares

Class A common stock to be outstanding after this offering	108,888,187 shares

Class B common stock to be outstanding after this offering	33,068,963 shares

Total Class A common stock and Class B common stock to be outstanding after this offering	141,957,150 shares

Option to purchase additional shares of Class A common stock offered by us	4,687,500 shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $577.1 million (or approximately $665.4 million if the underwriters exercise their option to purchase additional shares of Class A common stock from us in full), based on an assumed initial public offering price of $20.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use net proceeds received by us from this offering first to redeem the Senior Notes, plus accrued and unpaid interest thereon, and then to prepay approximately $198.3 million of the outstanding principal amount under our Term Loan Credit Agreement. As of May 28, 2020, $350.0 million in aggregate principal amount of Senior Notes was outstanding. We intend to redeem the Senior Notes at a redemption price equal to 107.125% of the aggregate principal amount outstanding plus accured and unpaid interest to the redemption date; see “Description of Certain Indebtedness—Senior Notes.” As of March 31, 2020, we had $804.3 million in principal amount outstanding under our Term Loan Credit Agreement.

We will use any additional net proceeds raised in this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of any additional net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any specific plans to do so. See “Use of Proceeds.”

Voting and conversion rights	Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Each share of our Class A common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. Each share of our Class B common stock entitles its holder to one vote per share on all matters to be voted upon by stockholders, except with respect to the election, removal or replacement of directors. Shares of our Class B common stock will not entitle the holders thereof to vote with respect to the election, removal or replacement of directors. Holders of Class A common stock and Class B common stock will generally vote together as a single class on all matters other than with respect to the election, removal or replacement of directors.

Holders of our shares of Class B common stock may convert their shares of Class B common stock into shares of our Class A common stock on a one-for-one basis, in whole or in part, at any time and from time to time at their option. Additionally, each share of Class A common stock is convertible into one share of Class B common stock at any time and from time to time at the option of the holder so long as such holder holds one or more shares of Class B common stock at the time of conversion. OTPP will hold all shares of our Class B common stock outstanding immediately following this offering. See “Description of Capital Stock.”

Dividend policy	We currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, future prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Controlled company	Following this offering, affiliates of the Sponsors will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the NYSE corporate governance standards.

Proposed NYSE symbol	“AZEK”

All references to common stock that are not qualified by reference to a particular class refer to our Class A common stock and our Class B common stock collectively.

In addition, unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes:

•	the split of our single unit, representing all of our limited liability company interests, into 108,162,741 units, consisting of 75,093,778 Class A units and 33,068,963 Class B units;

•	the completion of the Corporate Conversion, including:

•	our merger with CPG Holdco LLC, our direct parent entity, following which we will be the surviving entity; and

•	a one-for-one conversion of our Class A units into shares of Class A common stock and a one-for-one conversion of our Class B units into shares of Class B common stock;

•

the distribution by the Partnership of shares of Class A common stock and shares of Class B common stock to the Sponsors and the other holders of partnership interests in the Partnership as described in “Corporate Structure” and “Corporate Conversion;”

•	no exercise of the underwriters’ option to purchase additional shares of our common stock; and

•	the effectiveness of our certificate of incorporation and bylaws in connection with the completion of this offering.

Prior to the consummation of this offering, we will have an aggregate of 110,707,150 shares of Class A common stock and Class B common stock outstanding, (i) after giving effect to the split of our units described above and the Corporate Conversion and (ii) reflecting the 2,544,409 vested shares of Class A common stock, based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, issued in exchange for vested Profits Interests of the Partnership (but not including the 5,144,202 unvested shares of Class A common stock, based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, issued in exchange for unvested Profits Interests). See “Executive Compensation—Additional Narrative Disclosures—Profits Interests Conversion” for a description of the conversion of the Profits Interests awards into shares of Class A common stock in connection with the offering and the grant to current employees who receive shares of Class A common stock in exchange for Profits Interests of options to purchase shares of Class A common stock.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus does not give effect to or reflect the following shares (all of which are calculated based on an assumed initial public offering price of $20.00 per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus):

•	5,144,202 unvested shares of Class A common stock issued in exchange for unvested Profits Interests;

•

4,710,177 shares of Class A common stock issuable upon exercise of options, with an exercise price that will be equal to the initial public offering price per share, which options will be issued in connection with the exchange of Profits Interests for shares of Class A common stock (1,030,833 shares will be issuable in respect of vested options and 3,679,344 shares will be issuable in respect of unvested options);

•

236,843 shares of Class A common stock issuable upon the vesting of restricted stock units and 968,423 shares of Class A common stock issuable upon exercise of options, with an exercise price that will be equal to the initial public offering price per share, in each case that will be granted to certain directors, officers and employees in connection with this offering;

•

4,555,642 shares of Class A common stock available for further issuance under our 2020 Omnibus Incentive Plan after the completion of this offering. See “Executive Compensation—Post Offering Compensation—2020 Omnibus Incentive Compensation Plan.”

Summary Consolidated Financial Data

The summary consolidated statements of income data and summary consolidated statements of cash flow data for fiscal years 2019 and 2018 and the consolidated balance sheet data as of September 30, 2019 have been derived from our Consolidated Financial Statements included elsewhere in this prospectus. The summary consolidated statement of income data and summary consolidated statement of cash flow data for fiscal year 2017 have been derived from our Consolidated Financial Statements not included in this prospectus. The summary consolidated statements of income data and summary consolidated statements of cash flow data for the six months ended March 31, 2020 and 2019 and the summary consolidated balance sheet data as of March 31, 2020 have been derived from our unaudited Consolidated Financial Statements included elsewhere in this prospectus. In the opinion of management, our unaudited Consolidated Financial Statements were prepared on the same basis as our audited Consolidated Financial Statements and include all adjustments necessary for a fair presentation of the financial information set forth in those statements.

Our historical results are not necessarily indicative of future operating results and our results for the six months ended March 31, 2020 are not necessarily indicative of the results that may be expected for the full fiscal year or any other period. Because this table is a summary and does not provide all of the data contained in our Consolidated Financial Statements, it should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our Consolidated Financial Statements and related notes included elsewhere in this prospectus.

	Six Months Ended March 31,		Years Ended September 30,
(In thousands, except unit/share and per unit/ share data)	2020	2019	2019	2018	2017
Consolidated Statements of Income Data(1):
Net Sales	$411,628	$357,362	$794,203	$681,805	$632,631
Cost of Sales	(280,965)	(249,051)	(541,006)	(479,769)	(463,643)

Gross Profit	130,663	108,311	253,197	202,036	168,988
Selling, general and administrative expenses	(93,166)	(86,803)	(183,572)	(144,688)	(147,003)
Impairment of goodwill	—	—	—	—	(32,200)
Impairment of property, plant and equipment	—	—	—	—	(11,380)
Other general expenses	(5,093)	(4,158)	(9,076)	(4,182)	—
Gain (loss) on disposal of property, plant and equipment	(28)	(1,436)	(1,495)	(791)	(4,288)

Operating income (loss)	32,376	15,914	59,054	52,375	(25,883)
Interest expense	(39,734)	(41,773)	(83,205)	(68,742)	(61,577)
Loss before income taxes	(7,358)	(25,859)	(24,151)	(16,367)	(87,460)
Income tax (provision) benefit	1,600	5,072	3,955	23,112	20,049

Net income (loss)	$(5,758)	$(20,787)	$(20,196)	$6,745	$(67,411)

Basic and diluted earnings (loss) attributable to units outstanding	$(0.05)	$(0.19)	$(0.19)	$0.06	$(0.62)

Basic and diluted weighted-average units outstanding	108,162,741	108,162,741	108,162,741	108,162,741	108,162,741

Basic and diluted pro forma earnings (loss) per share attributable to common stockholders(2) (unaudited)	$(0.05)	$(0.18)	$(0.18)	$0.06	$(0.61)

Basic and diluted pro forma weighted-average common shares outstanding(2) (unaudited)	114,333,513	112,397,744	113,458,316	111,520,639	109,972,961

	Six Months Ended March 31,		Years Ended September 30,
(In thousands, except unit/share and per unit/share data)	2020	2019	2019	2018	2017

Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	$(68,032)	$(48,521)	$94,872	$67,302	$57,368
Net cash provided by (used in) investing activities	(60,240)	(33,208)	(62,935)	(335,682)	(22,511)
Net cash provided by (used in) financing activities	117,023	19,802	(8,273)	248,742	(12,104)
Purchases of property, plant and equipment	(42,606)	(33,233)	(63,006)	(42,758)	(22,511)

Other Financial Data:
Adjusted Gross Profit(3)	$161,755	$137,681	$314,858	$254,075	$224,516
Adjusted Net Income(4)	37,916	24,067	72,277	59,226	42,812
Adjusted EBITDA(5)	89,624	74,294	179,566	150,065	131,266
Adjusted EBITDA Margin(6)	21.8%	20.8%	22.6%	22.0%	20.7%

(1)

In connection with the completion of this offering, based on an assumed public offering price of $20.00 per share, which is the mid-point of the price range set forth on the cover of this prospectus, we estimate that we will incur aggregate equity compensation expense in the range of $114 million to $134 million as a result of the recognition of previously unrecognized compensation expense and one-time grants of options and restricted stock units to our directors, executive officers and employees. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Equity-Based Compensation.”

(2)

Pro forma to reflect the Corporate Conversion, without giving effect to the issuance of shares of Class A common stock in this offering. The pro forma information also includes the effects of the vested shares of Class A common stock issued in exchange for vested Profits Interests of the Partnership.

(3)

We define Adjusted Gross Profit as gross profit before depreciation and amortization, business transformation costs and acquisition costs. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(4)

We define Adjusted Net Income as net income (loss) before depreciation and amortization, share-based compensation costs, asset impairment costs, business transformation costs, acquisition costs, initial public offering costs, capital structure transaction costs and certain other costs. In addition, Adjusted Net Income for fiscal 2018 excludes the net benefit related to the remeasurement of our deferred tax assets and deferred tax liabilities as a result of the Tax Act. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(5)

We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization and by adding to or subtracting therefrom certain items of expense and income. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(6)	Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by net sales. See “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

	2015-2019 CAGR	Years Ended September 30,
		2019	2018	2017
Net Sales Growth:
Residential Segment	12.3%	20.9%	7.9%	7.2%
Deck, Rail and Accessories	11.2%	9.4%	7.6%	8.3%
Exteriors	15.1%	60.3%	9.1%	3.4%
Commercial Segment	1.4%	(0.8)%	7.1%	(0.8)%

	As of March 31, 2020
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)(4)
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$94,698	99,298	105,027
Working capital	261,052	270,202	270,202
Total assets	1,886,071	1,890,671	1,888,959
Total current liabilities	120,163	115,613	113,901
Total long-term debt – less current portion	1,229,844	1,241,105	705,850
Total member’s/stockholders’ equity	485,406	483,295	1,018,550

(1)

Pro forma consolidated balance sheet data reflects (i) our redemption of all outstanding 2013 Notes, including a loss on extinguishment of approximately $2 million to be recorded in the three months ending June 30, 2020; (ii) the issuance of the Senior Notes and our receipt of $16.5 million of gross proceeds from the offering of the Senior Notes after the redemption of the 2013 Notes (excluding amounts applied to accrued interest) and our repayment of $15.0 million of the outstanding principal amount under our Revolving Credit Agreement on May 14, 2020; (iii) our payment of $4.6 million of accrued and unpaid interest on the 2013 Notes on May 12, 2020 in connection with their redemption described in clause (i); and (iv) our payment of the initial purchasers’ discount and other fees and expenses of $7.4 million in connection with the offering of the Senior Notes.

(2)

Pro forma as adjusted consolidated balance sheet data reflects, in addition to the pro forma adjustments described in footnote (1), (i) the sale of 31,250,000 shares of our Class A common stock in this offering, assuming an initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; (ii) our redemption of all outstanding Senior Notes, including an estimated loss on extinguishment of approximately $36 million to be recorded in the three months ending June 30, 2020; (iii) our receipt of $0.0 million of gross proceeds from this offering after the redemption of the Senior Notes (excluding amounts applied to accrued interest) at a redemption price of 107.125% of the aggregate principal amount of the Senior Notes and our prepayment of $198.3 million of the outstanding principal amount under our Term Loan Credit Agreement; (iv) our payment of $3.8 million of accrued and unpaid interest on the Senior Notes in connection with their redemption described in clause (ii) assuming a redemption date of June 23, 2020; and (v) our payment of the estimated underwriting discount and commissions and other fees and expenses of this offering of $47.9 million. Pro forma as adjusted consolidated balance sheet data also reflects compensation expense expected to be recognized upon the consummation of this offering as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Equity-Based Compensation”.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share of Class A common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) total stockholders’ equity by $29.5 million and would decrease (increase) total long-term debt—less current portion by $29.5 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) total stockholders’ equity by $18.9 million and would decrease (increase) total long-term debt—less current portion by $18.9 million, assuming the assumed initial public offering price of $20.0 per share remains the same, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Pro forma as adjusted cash and cash equivalents reflects $5.7 million of deferred offering costs that have been paid as of March 31, 2020 and $6.3 million of other deferred offering costs.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our Consolidated Financial Statements and related notes included elsewhere in this prospectus, before making an investment decision. In addition to the risks relating to the COVID-19 pandemic that are specifically described in these Risk Factors, the effects of the COVID-19 pandemic may also have the effect of significantly heightening many of the other risks associated with our business and an investment in our Class A common stock, including the other risks described in this prospectus. The occurrence of any of the following risks, or additional risks not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our business, financial condition and results of operations are being, and are expected to continue to be, adversely affected by the current COVID-19 public health pandemic.

Any outbreaks of contagious diseases, public health epidemics or pandemics and other adverse public health developments could have a material adverse effect on our business, financial condition and results of operations. The COVID-19 pandemic, and the reactions of governmental and other authorities to contain, mitigate or combat the pandemic, which have severely restricted the level of economic activity around the world, have impacted, and are expected to continue to impact, our operations, and the nature, extent and duration of the impact of COVID-19 or any future disease or adverse health condition is highly uncertain and beyond our control. In response to the COVID-19 pandemic, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations.

Although we have implemented measures to mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations, including reducing our production and expenses, these measures may not fully mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations. We cannot predict the degree to, or the period over, which we will be affected by the COVID-19 pandemic and resulting governmental and other measures.

We expect that the economic effects of the COVID-19 pandemic will likely continue to adversely affect demand for our products over the balance of fiscal 2020. To address the anticipated reduction in demand for our products, we are engaging directly with our distributors to share information on market demand and ensure supply and inventory levels are appropriate. We are also reducing production across our manufacturing sites to align our output with potential reductions in demand during the balance of the year. We anticipate that distributors and dealers may choose to delay the purchase of our products, and homeowners and our industrial and commercial customers may choose to delay new construction or repair and remodeling activity, in response to the COVID-19 pandemic and the measures to contain its spread.

In addition, our supply chain is largely concentrated in the United States, and although it has not been significantly affected by the COVID-19 pandemic to date, we may experience disruptions or delays in our supply chain in connection with the pandemic in the future, which may result in the need to seek alternate suppliers. Alternate suppliers may be more expensive, may not be available or may encounter delays in shipments to us, which would affect our business, financial condition and results of operations. We cannot estimate the extent and duration of the disruption to our supply chain, or the significance of the related financial impact. Should any such disruption continue for an extended period of time, the impact could have a material adverse effect on our business, financial condition and results of operations.

On March 16, 2020, we borrowed $89.0 million under the Revolving Credit Agreement to enhance our financial flexibility in light of uncertainties resulting from the COVID-19 pandemic in addition to our other borrowings under the Revolving Credit Agreement of $40.0 million in the aggregate during the three months ended March 31, 2020. In the longer term, our liquidity will depend on many factors, including our results of operations, our future growth, the timing and extent of our expenditures to develop new products and improve our manufacturing capabilities, the expansion of our sales and marketing activities and the extent to which we make acquisitions. Changes in our operating plans, material changes in anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional equity and/or debt financing in future periods. We cannot assure you if our access to capital would continue to satisfy our needs under the impacts of the COVID-19 pandemic.

We expect that the COVID-19 pandemic will adversely affect many aspects of our business, including, but not limited to, the following:

•

We expect to experience reductions in demand for many of our products due to the economic uncertainty resulting from the COVID-19 pandemic, an increase in unemployment rates, and distributors’, dealers’ suppliers’, homeowners’ and other third parties’ diminished financial condition or financial distress.

•

Our distributors and dealers may be unable to meet their payment obligations to us in a timely manner. Further, other third parties, such as suppliers and other outside business partners, may experience significant disruptions in their ability to satisfy their obligations with respect to us, or they may be unable to do so altogether.

•

Measures that we have taken to address the COVID-19 pandemic, including, among other things, providing additional safety equipment, reducing our production, encouraging our employees who are able to work remotely to do so, enacting and enforcing employee physical distancing protocols in our factories and reducing the need for face-to-face interactions, are reducing the efficiency of our operations.

•	Additionally, we may be exposed to increased cybersecurity risks as a result of remote working requirements.

•

Illness, travel restrictions or other workforce disruptions could negatively affect our supply chain, our ability to timely and satisfactorily meet our customers’ demands or our other business processes. Even after the COVID-19 pandemic subsides, we could experience a longer-term impact on our operating expenses, including as a result of, among other things, the need for enhanced health and hygiene requirements in our manufacturing facilities and in our corporate offices or the periodic revival of physical or social distancing or other measures in one or more regions, including the states where our manufacturing facilities are located, in attempts to counteract or prevent future outbreaks.

•

We have reduced the number of employees that we employ in order to reduce our operating expenses. We may experience difficulties associated with hiring additional employees or replacing employees. Increased turnover rates of our employees could increase operating costs and create challenges for us in maintaining high levels of employee awareness of, and compliance with, our internal procedures and external regulatory compliance requirements, in addition to increasing our recruiting, training and supervisory costs.

•

In addition to existing travel restrictions implemented in response to the COVID-19 pandemic, states and other jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could materially impair our ability to support our operations and customers, to source supplies through our supply chain and to identify, pursue and capture new business opportunities, and which could continue to restrict the ability of our employees to access their workplaces. We also face the possibility of increased overhead or other expenses resulting from compliance with any future government orders or other measures enacted in response to the COVID-19 pandemic.

Our management of the impact of COVID-19 has required, and will continue to require, significant investment of time by our management and employees as well as other resources. The focus on managing and mitigating the impacts of COVID-19 on our business will likely cause us to divert or delay the application of our resources toward new initiatives, including the development of new products, which may adversely impact our financial condition and results of operations in future periods.

The timing for us resuming operations at or near the levels of operations experienced before the COVID-19 pandemic depends on numerous factors beyond our control, including, among other things: (1) the duration of, and any revisions in, governmental quarantine, shelter-in-place or similar social distancing orders or guidelines; (2) the occurrence and magnitude of future outbreaks; (3) the availability of vaccines or other medical remedies and preventive measures; and (4) broader economic conditions, including unemployment levels and the reaction of consumers to potentially longer-term economic uncertainty, which may adversely impact our financial condition and results of operations in future periods.

Additionally, although we are reviewing any available benefits under the federal and state relief and stimulus legislation and programs, including, among other things, those under the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, at this time, we do not know whether we will be able to access any such benefits in a manner that is advantageous to us or at all.

Demand for our products is significantly influenced by general economic conditions and trends in consumer spending on outdoor living and home exteriors, and adverse trends in, among other things, the health of the economy, repair and remodel and new construction activity, industrial production, consumer confidence and discretionary spending and institutional funding constraints could have a material adverse effect on our business.

Demand for our products is significantly influenced by a number of economic factors affecting our customers, including distributors, dealers, contractors, architects, builders, homeowners and institutional and commercial consumers. Demand for our products depends on the level of residential and commercial improvement and renovation and new construction activity, and, in particular, the amount of spending on outdoor living spaces and home exteriors. Home and commercial renovation and improvement and new construction activity are affected by, among other things, interest rates, consumer confidence and spending habits, demographic trends, housing affordability levels, unemployment rates, institutional funding constraints, industrial production levels, tariffs and general economic conditions.

For example, in our Residential segment, sales of our products depend primarily on the level of repair and remodel activity and, to a lesser extent, new construction activity. Accordingly, increases in interest rates or the reduced availability of financing can reduce the level of home improvement and new construction activity and the demand for our products. In addition, the residential repair and remodel market depends in part on home equity financing, and accordingly, the level of equity in homes will affect consumers’ ability to obtain a home equity line of credit and engage in renovations that would result in purchases of our products. Accordingly, a weakness in home prices may result in a decreased demand for our residential products.

Many of our residential products are impacted by consumer demand for, and spending on, outdoor living spaces and home exteriors. For example, sales of our deck and rail products depend on lifestyle and architectural trends and the extent to which consumers prioritize spending to enhance outdoor living spaces for their homes. While we believe consumer preferences have increased spending on outdoor living and home exteriors in recent years, the level of spending could decrease in the future. Decreased spending on outdoor living spaces and home exteriors generally or as a percentage of home improvement activity may decrease demand for our deck, railing and trim products.

Demand for our products in our Commercial segment is affected by the level of commercial and governmental construction and renovation activity. The levels of commercial and governmental construction and renovation activity are affected by the levels of interest rates, availability of financing for commercial and industrial projects, the general business environment and the availability of governmental funding. Sales of products by our Commercial segment include sales for use in institutions, such as universities and schools, and in federal, state and local government buildings, which depend on federal, state and local funding for construction and renovation projects. Sales to institutions that depend on public funding are affected by factors that may impose constraints on funding availability for construction and renovation projects, including increased operational costs, budget cuts by federal, state and local governments, including as a result of lower than anticipated tax revenues, increased limitations on federal spending or government shutdowns. Sales to commercial establishments depend on, among other things, general levels of industrial production and business growth and the performance of the various markets in which our commercial end customers operate.

Adverse trends in any of the foregoing factors could reduce our sales and have a material adverse effect on our business, financial condition and results of operations. Such factors could also alter the balance of our Residential and Commercial sales or the balance of our product sales within either such segment. In light of differing margins, changes in the relative amount and type of residential and commercial industrial activity or the mix of products sold may have an impact on our business and cause our revenues and profitability to fluctuate from period to period.

We operate in a competitive business environment. If we are unable to compete effectively our sales would suffer and our business, financial condition and operating results would be adversely affected.

We operate in a competitive business environment, and we compete with multiple companies with respect to each of our products. While we have longstanding business relationships with many of our distributors, dealers and contractors, we generally do not have long-term contracts with these customers. Accordingly, any failure to compete effectively, including as a result of the various factors described below, could cause our customers to cease purchasing our products or rapidly decrease our sales.

Our residential products compete primarily with wood products that comprise the majority of decking, railing, trim and related market sales. We also compete with metal products and with engineered products sold by other companies. In our Commercial segment, we compete in several highly fragmented markets. Our Vycom products compete with products sold into narrow market segments with a wide range of end uses through specialized distribution networks that vary depending on the particular end use. Products made by Scranton Products compete with bathroom partitions, lockers and storage solutions sold at a wide range of prices and manufactured using a variety of materials.

Our business model relies on the continued conversion in demand from traditional wood products to our engineered products, and our business could suffer if this conversion does not continue in the future. A number of suppliers of wood and wood composite deck, trim and rail products have established relationships with contractors, builders and large home improvement retailers, and, to compete successfully, we must expand and strengthen our relationships with those parties. We must also compete successfully with products from other manufacturers that offer alternatives to wood and wood composite products, including by developing competitive new products and by responding successfully to new products introduced, and pricing and other competitive actions taken, by competitors.

Some of our competitors have financial, production, marketing and other resources that are significantly greater than ours. Consolidation by industry participants could further increase their resources and result in competitors with expanded market share, larger customer bases, greater diversified product offerings and greater technological and marketing expertise, which may allow them to compete more effectively against us. Moreover, our competitors may develop products that are superior to our products (on a price-to-value basis or otherwise) or may adapt more quickly to new technologies or evolving customer requirements. Technological advances by our competitors may lead to new manufacturing techniques and make it more difficult for us to compete.

Our quarterly operating results may fluctuate as a result of seasonality, changes in weather conditions and changes in product mix.

Our quarterly operating results during the fiscal year ending September 30, 2020 and in future fiscal years may fluctuate or otherwise be significantly affected as a result of the COVID-19 pandemic. The effect of the pandemic may exceed the quarterly changes in our operating results that we have typically experienced from seasonality, weather conditions and product mix.

We have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales and extended payment terms typically available during the second fiscal quarter of the year. As a result of these extended payment terms, our accounts receivable have typically reached seasonal peaks at the end of the second fiscal quarter of the year, and our net cash provided by operating activities has typically been lower in the second fiscal quarter relative to other quarters. Our sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. We have generally experienced lower levels of sales of residential products during the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduces the construction and renovation activity during the winter season. Although our products can be installed year-round, unusually adverse weather conditions can negatively impact the timing of the sales of certain of our products, causing reduced sales and negatively impacting profitability when such conditions exist. Our residential products are generally purchased shortly before installation and used in outdoor environments. As a result, there is a correlation between the amount of products we sell and weather conditions during the time they are to be installed. Adverse weather conditions may interfere with ordinary construction, delay projects or lead to cessation of construction involving our products. Prolonged adverse weather conditions could significantly reduce our sales in one or more periods. These conditions may shift sales to subsequent reporting periods or decrease overall sales, given the limited outdoor construction season in many locations. In addition, we have experienced higher levels of sales of our engineered bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months during which schools are typically closed and therefore more likely to be undergoing remodel activities. These factors can cause our operating results to fluctuate on a quarterly basis.

Our operating results may also fluctuate due to changes in the mix of products sold. We sell products at different prices, composed of different materials and involving varying levels of manufacturing complexity. Changes in the mix of products sold from period to period may affect our average selling price, cost of sales and gross margins.

If we fail to develop new and improved products successfully, or fail to effectively manage the introduction of new products, our business will suffer.

Our continued success depends on our ability to predict the products that will be demanded by our customers and consumers, such as homeowners or commercial or industrial purchasers, and to continue to innovate and introduce improved products in our existing product lines and products in new product categories. We may not be successful in anticipating these needs or preferences or in developing new and improved products. If we do not respond effectively to changing market trends, demands and preferences and to actions by competitors by introducing competitive new products, our business, financial condition and results of operations would suffer.

Even if we do introduce new products in the market, consumers may not choose our new products over existing products. In addition, competitors could introduce new or improved products that would replace or reduce demand for our products or develop proprietary changes in manufacturing technologies that may render our products obsolete or too expensive to compete effectively. In addition, when we introduce new products, we must effectively anticipate and manage the effect of new product introductions on sales of our existing products. If new products displace sales of existing products more broadly or rapidly than anticipated, we may have excess inventory of existing products and be required to reduce prices on existing products, which could adversely affect our results of operations. As we continue to introduce new products at varying price points to broaden our product offerings to compete with products made with wood or other traditional materials across a wide range of prices, our overall gross margins may vary from period to period as a result of changes in product mix. Moreover, we may introduce new products with initially lower gross margins with the expectation that the gross margins associated with those products may improve over time as we improve our manufacturing efficiency for those products, and our results of operations would be adversely affected if we are unable to realize the anticipated improvements.

Although we are reducing our expansion and capital expenditures in response to the COVID-19 pandemic, in the past we have devoted, and in the future we expect to continue to devote, significant resources to developing new products. However, we cannot be sure that we will successfully complete the development and testing of new products and be able to release the products when anticipated or at all. From time to time, we may make investments in the development of products we ultimately determine not to release resulting in write-downs of inventory and related assets.

Our business would suffer if we do not effectively manage changes in our manufacturing processes resulting from growth of our business, cost savings and integration initiatives and the introduction of new technologies and products.

We continually review our manufacturing operations in an effort to achieve increased manufacturing efficiencies, integrate new technologies and to address changes in our product lines and in market demand. Periodic manufacturing integrations, realignments and cost savings programs and other changes have adversely affected, and could in the future adversely affect, our operating efficiency and results of operations during the periods in which such programs are being implemented. Such programs may include the addition of manufacturing lines and the consolidation, integration and upgrading of facilities, functions, systems and procedures, including the introduction of new manufacturing technologies and product innovations. These programs involve substantial planning, often require capital investments, and may result in charges for fixed asset impairments or obsolescence and substantial severance costs. Our ability to achieve cost savings or other benefits within the time frames we anticipate is subject to many estimates and assumptions, a number of which are subject to significant economic, competitive and other uncertainties. For example, we have made substantial investments to expand our recycling capabilities and to increase the use of reclaimed materials in our manufacturing processes. While we anticipate that enhancing these capabilities will ultimately decrease our costs, the introduction of these capabilities has required significant initial investment, and we cannot be certain we will realize the benefits of this initiative when anticipated or at all. If these investments and other changes are not effectively integrated into our manufacturing processes, we may suffer from production delays, lower efficiency and manufacturing yields, increased costs and reduced net sales.

We must also effectively address changes to our manufacturing operations resulting from growth of our business generally and introduction of new products. As we increase our manufacturing capacity to meet market demand or begin to manufacture new products at scale, we may face unanticipated manufacturing challenges as production volumes increase, new processes are implemented and new supplies of raw materials used in these products are secured. New products may initially be more costly and less efficient to produce than our existing products. In addition, we could experience delays in production as we increase our manufacturing capacity or begin to manufacture new products that may result in the products ordered by our customers being on back-order as initial production issues are addressed. As a result, increases in manufacturing capacity or the introduction of new products may initially be associated with lower efficiency and manufacturing yields and increased costs, including shipping costs to fill back-orders.

If we experience production delays or inefficiencies, a deterioration in the quality of our products or other complications in managing changes to our manufacturing processes, including those that are designed to increase capacity, enhance efficiencies and reduce costs or that relate to new products or technologies, we may not achieve the benefits that we anticipate from these actions when expected, or at all, and our operations could experience disruptions, our manufacturing efficiency could suffer and our business, financial condition and results of operations could be materially and adversely affected.

Our sales and results of operations may suffer if we do not maintain our relationships with, forecast the demand of and make timely deliveries to our key distributors or other customers.

Our operations depend upon our ability to maintain our strong relationships with our network of distributors and dealers. Our top ten distributors collectively accounted for a majority of our net sales for the year ended September 30, 2019. Our largest distributor, Parksite Inc., accounted for approximately 20% of our net sales for the year ended September 30, 2019. While we have long-standing business relationships with many of our key distributors and our distribution contracts generally provide for exclusive relationships with respect to certain products within certain geographies, these contracts typically permit the distributor to terminate for convenience on several months’ notice. The loss of, or a significant adverse change in, our relationships with one or more of our significant distributors could materially reduce our net sales.

Distributors and dealers that sell our products, are sensitive to meeting the demands of their end customers on a timely basis. Dealers that sell our products typically place orders with our distributors that need to be filled in a short time frame and these dealers typically do not have an exclusive relationship with us. Purchases by our distributors and dealers are affected by their individual decisions on the levels of inventory they carry, their views on product demand, their financial condition and the manner in which they choose to manage inventory risk. In addition, purchases by distributors and dealers are affected by a variety of other factors, including product pricing, increases in the number of competitive producers and the production capacity of other producers, new product introductions, changes in levels of home renovation and new construction activity, and weather-related fluctuations in demand. As a result, demand for our products can be difficult to predict. If we do not forecast and plan production effectively to manufacture sufficient products to meet demand or if we experience delays in our ability to manufacture products, dealers may seek alternative products, including those of our competitors. Failure to meet demand requirements on a timely basis, may cause distributors or dealers to build up inventory as a precautionary measure, rapidly shift their product mix away from our products, harm our long-term relationships with distributors and dealers, harm our brand and reduce, or increase the variability of, our net sales.

We must continue to provide product offerings at price points that meet the needs of distributors and dealers and that they perceive to be competitive with the products on the market. If our key distributors or dealers are unwilling to continue to sell our products at existing or higher levels, or if they desire to sell competing products alongside our products, our ability to maintain or increase our sales could suffer. In addition, mergers or acquisitions involving our distributors or dealers and one of our competitors, or a distributor or dealer with a relationship with one of our competitors, could decrease or eliminate purchases of our product by that distributor or dealer. If a key distributor or dealer were to terminate its relationship with us or reduce purchases of our products, we may not be able to replace that relationship with a relationship with a new distributor or dealer in a timely manner or at all. In addition, any such new relationship may take time to develop and may not be as favorable to us as the relationship it is replacing. The loss of, or a reduction in orders from, any significant distributor or dealer, may have a material adverse effect on our business, financial condition or results of operations.

Shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture our products could adversely affect our sales and operating results.

The primary raw materials used in our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. We also utilize other additives including modifiers, titanium dioxide, or TiO2, and pigments. Our contracts with key suppliers are typically short term in nature, with terms generally ranging from one to three years. While we do not rely on any single supplier for the majority of our raw materials, we do obtain certain raw materials from single or a limited number of suppliers. In particular, we rely on a single supplier for certain critical capped compounds used in our deck and railing products. We do not currently have arrangements in place for a redundant or second-source supply for those compounds. If one or more suppliers were unable to satisfy our requirements for particular raw materials, we believe alternative sources of supply would be available. However, we could experience a disruption to our operations as alternative suppliers are identified and qualified and new supply arrangements are entered into, and we cannot be sure we will be able to identify alternative sources of supply rapidly, without incurring significant costs or at all.

In the event of an industry-wide general shortage of our raw materials, a shortage affecting or discontinuation in providing any such raw materials by one or more of our suppliers or a supplier’s declaration of force majeure, we may not be able to arrange for alternative sources of such materials on a timely basis or on equally favorable terms. We have also recently significantly increased the use of reclaimed polyethylene and PVC material in our products. As we increase our use of such materials and introduce new materials into our manufacturing processes, we may be unable to obtain adequate quantities of such new raw materials in a timely manner. Any such shortage may materially adversely affect our production process as well as our competitive position as compared to companies that are able to source their raw materials more reliably or at lower cost.

In addition, significant increases in the cost of the raw materials used to manufacture our products could adversely affect our operating results. The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. For example, the cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. We have not entered into hedges of our raw material costs, and our supply contracts with our major vendors do not contain obligations to sell raw materials to us at a fixed price. Accordingly, we are exposed to the risk of increases in the market prices of raw materials used in the manufacture of our products. Our results of operations have been affected in the past by changes in the cost of resins, and we expect that our results of operations in the future will continue to be affected by changes in resin costs. In the event of an increase in the cost of resins or other raw materials, we may not be able to recover the increases through corresponding increases in the prices of our products. Even if we are able to increase prices over time, we may not be able to increase prices as rapidly as the increase in our costs. If we are unable to increase our prices or experience a delay in our ability to increase our prices or to recover such increases in our costs, our gross profit will suffer. In addition, increases in the price of our products to compensate for increased costs of raw materials may reduce demand for our products and adversely affect our competitive position as compared to products made of other materials, such as wood and metal, that are not affected by changes in the price of resins and some of the other raw materials that we use in the manufacture of our products.

We are dependent upon the ability of our suppliers to consistently provide raw materials that meet our specifications, quality standards and other applicable criteria. Our suppliers’ failure to provide raw materials that meet such criteria could adversely affect production schedules and our product quality, which in turn could materially adversely affect our business, financial condition and results of operations.

An interruption of our production capability at one or more of our manufacturing facilities from pandemics, accident, calamity or other causes, or events affecting the global economy, could adversely affect our business.

We manufacture our products at a limited number of manufacturing facilities, and we generally do not have redundant production capabilities that would enable us to shift production of a particular product rapidly to another facility in the event of a loss of one of or a portion of one of our manufacturing facilities. A catastrophic loss of the use of one or more of our manufacturing facilities due to pandemics, including the COVID-19 pandemic, accident, fire, explosion, labor issues, tornado, other weather conditions, natural disasters, condemnation, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on our production capabilities. In addition, unexpected failures, including as a result of power outages or similar disruptions outside of our control, of our equipment and machinery could result in production delays or the loss of raw materials or products in the equipment or machinery at the time of such failures. Any of these events could result in substantial revenue loss and repair costs. An interruption in our production capabilities could also require us to make substantial capital expenditures to replace damaged or destroyed facilities or equipment. There are a limited number of manufacturers that make some of the equipment we use in our manufacturing facilities, and we could experience significant delay in replacing manufacturing equipment necessary to resume production. An interruption in our production capability, particularly if it is of significant duration, could result in a permanent loss of customers who decide to seek alternate products.

Our business operations could be adversely affected by the loss of the services from members of our senior management team and other key employees.

Our success depends in part on the continued contributions of our senior management and other key employees. Our senior operating management members have extensive sales and marketing, engineering, product development, manufacturing and finance backgrounds. The loss of any member of our senior management team or other key employees in the future could significantly impede our ability to successfully implement our business strategy, financial plans, product development goals, marketing initiatives and other objectives. Should we lose the services of any member of our senior management team or key personnel, replacing such personnel could involve a prolonged search and divert management time and attention and we may not be able to locate and hire a qualified replacement. We do not carry key man insurance to mitigate the financial effect of losing the services of any member of our management team.

Acquisitions or joint ventures we may pursue in the future may be unsuccessful.

We may consider the acquisition of other manufacturers or product lines of other businesses that either complement or expand our existing business, or may enter into joint ventures. We cannot assure you that we will be able to consummate any such acquisitions or joint ventures or that any future acquisitions or joint ventures will be able to be consummated at acceptable prices and on acceptable terms. Any future acquisitions or joint ventures we pursue may involve a number of risks, including some or all of the following:

•	difficulty in identifying acceptable acquisition candidates;

•

the inability to consummate acquisitions or joint ventures on favorable terms and to obtain adequate financing, which financing may not be available to us at times, in amounts or on terms acceptable to us, if at all;

•	the diversion of management’s attention from our core businesses;

•	the disruption of our ongoing business;

•	entry into markets in which we have limited or no experience;

•	the inability to integrate our acquisitions or enter into joint ventures without substantial costs, delays or other problems;

•	unexpected liabilities for which we may not be adequately indemnified;

•	inability to enforce indemnification and non-compete agreements;

•	failing to successfully incorporate acquired product lines or brands into our business;

•	the failure of the acquired business or joint venture to perform as well as anticipated;

•	the failure to realize expected synergies and cost savings;

•	the loss of key employees or customers of the acquired business;

•	increasing demands on our operational systems and the potential inability to implement adequate internal controls covering an acquired business or joint venture;

•	any requirement that we make divestitures of operations or property in order to comply with applicable antitrust laws;

•	possible adverse effects on our reported operating results, particularly during the first several reporting periods after the acquisition is completed; and

•	impairment of goodwill relating to an acquired business, which could reduce reported income.

Any of these risks could have a material adverse effect on our business, financial condition or results of operations.

In addition, acquisitions or joint ventures could result in significant increases in our outstanding indebtedness and debt service requirements or could involve the issuance of preferred stock or common stock that would be dilutive to existing stockholders. Incurring additional debt to fund an acquisition may result in higher debt service and a requirement to comply with additional financial and other covenants, including potential restrictions on future acquisitions and distributions. Funding an acquisition with our existing cash would reduce our liquidity. The terms of our existing and future debt agreements may limit the size and/or number of acquisitions we can pursue or our ability to enter into a joint venture.

Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost or if we incur significant losses, increased costs or harm to our reputation or brand as a result of product liability claims or product recalls.

In order to maintain and increase our net sales and sustain profitable operations we must produce high-quality products at acceptable manufacturing costs and yields. If we are unable to maintain the quality and performance of our products at acceptable costs, our brand, the market acceptance of our products and our results of operations would suffer. As we regularly modify our product lines and introduce changes to our manufacturing processes or incorporate new raw materials, we may encounter unanticipated issues with product quality or production delays. For example, we have recently introduced products that incorporate larger proportions of reclaimed raw materials, primarily reclaimed polyethylene and PVC. While we engage in product testing in an effort to identify and address any product quality issues before we introduce products to market, unanticipated product quality or performance issues may be identified after a product has been introduced and sold.

In addition, we face the risk of exposure to product liability or other claims, including class action lawsuits, in the event our products are, or are alleged to be, defective or have resulted in harm to persons or to property. We may in the future incur significant liabilities if product liability lawsuits against us are successful. We may also have to recall and/or replace defective products, which would also result in adverse publicity and loss of sales, and would result in us incurring costs connected with the recall, which could be material. Any losses not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Real or perceived quality issues, including those arising in connection with product liability lawsuits, warranty claims or recalls, could also result in adverse publicity, which could harm our brand and reputation and cause our sales to decline rapidly. In addition, any such issues may be seized on by competitors in efforts to increase their market share.

We provide product warranties and, if our product warranty obligations were significantly in excess of our reserves, our business, financial condition and results of operations could be materially and adversely affected.

We provide various warranties on our products, ranging from five years to lifetime warranties depending on the product and subject to various limitations. Management estimates warranty reserves, based in part upon historical warranty costs, as a proportion of sales by product line. Management also considers various relevant factors, including our stated warranty policies and procedures, as part of the evaluation of our warranty liability. Because warranty issues may surface later in the life cycle of a product, management continues to review these estimates on a regular basis and considers adjustments to these estimates based on actual experience compared to historical estimates. Estimating the required warranty reserves requires a high level of judgment, especially as many of our products are at a relatively early stage in their product life cycles, and we cannot be sure that our warranty reserves will be adequate for all warranty claims that arise. We have recently increased our use of reclaimed materials in the manufacturing of our products. While we performed extensive testing in connection with the utilization of such materials, the use of reclaimed materials represents a recent and significant change in our business and the use of such materials may result in unanticipated product quality or performance issues and an increase in warranty claims for certain of our products. We have also recently introduced a new warranty that provides coverage for labor costs incurred in the replacement of products under warranty under specified circumstances. Although we have significant experience regarding warranty claims on our products generally, we do not have historical experience relating to warranty claims under the terms of this new warranty coverage. Warranty obligations in excess of our reserves could have a material adverse effect on our business, financial condition and results of operations.

We depend on third parties for transportation services, and the lack of availability of and/or increases in the cost of transportation could have a material adverse effect on our business and results of operations.

Our business depends on the transportation of both finished goods to our distributors and other customers and the transportation of raw materials to us primarily through the use of flatbed trucks and rail transportation. We rely on third parties for transportation of these items. The availability of these transportation services is subject to various risks, including those associated with supply shortages, change in fuel prices, work stoppages, operating hazards and interstate transportation regulations. In particular, a significant portion of our finished goods are transported by flatbed trucks, which are occasionally in high demand (especially at the end of calendar quarters) and/or subject to price fluctuations based on market conditions and the price of fuel.

If the required supply of transportation services is unavailable when needed, we may be unable to sell our products when they are requested by our customers. In that event, we may be required to reduce the price of the affected products, seek alternative and, potentially more costly, transportation services or be unable to sell the affected products. Similarly, if any of these transportation providers were unavailable to deliver raw materials to us in a timely manner, we may be unable to manufacture our products in response to customer demand. In addition, a significant increase in transportation rates or fuel surcharges could adversely affect our profitability. Any of these events could have a material adverse effect on our business and results of operations.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. As of April 30, 2020, we had approximately 1,540 employees. An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

The competition for skilled manufacturing, sales and other personnel is intense in the regions in which our manufacturing facilities are located, including in Wilmington, Ohio and Scranton, Pennsylvania. A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay or both. If we are unable to hire skilled manufacturing, sales and other personnel, our ability to execute our business plan, and our results of operations, would suffer.

If we are unable to collect accounts receivable from one or more of our significant distributors, dealers or other customers, our financial condition and operating results could suffer.

We extend credit to our distributors and, to a lesser extent, dealers and other customers, based on an evaluation of their financial condition, and we generally do not require collateral to secure these extensions of credit. The financial health of many of our customers is affected by changes in the economy and the cyclical nature of the building industry. The effects of the COVID-19 pandemic and the related economic downturn or protracted or severe economic declines and cyclical downturns from other causes in the building industry may cause our customers to be unable to satisfy their payment obligations, including their debts to us. While we maintain allowances for doubtful accounts, these allowances may not be adequate to provide for actual losses, and our financial condition and results of operation could be materially and adversely affected if our losses from doubtful accounts significantly exceed our estimates.

We may incur goodwill and other intangible or long-lived asset impairment charges that adversely affect our operating results.

We review our goodwill and other intangibles not subject to amortization for impairment annually, or when events or circumstances indicate that it is more likely than not that the fair value of a reporting unit could be lower than its carrying value. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or long-lived assets. Although no impairments were recorded for the six months ended March 31, 2020 or the years ended September 30, 2019 or 2018, an impairment of $32.2 million was recorded as of September 30, 2017 with respect to one of our reporting units as a result of lower than anticipated sales revenue and operating margins due to manufacturing inefficiencies and service issues. In the event that we determine our goodwill or long-lived assets are impaired, we may be required to record a significant charge to earnings in our financial statements that could have a material adverse effect on our results of operations.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our Class A common stock may decline.

As of September 30, 2019, we determined that we have three material weaknesses in our internal control over financial reporting. The first material weakness relates to the maintenance of an effective control environment as we lacked a sufficient complement of resources. This material weakness contributed to an additional material weakness relating to the design and maintenance of formal accounting policies, procedures and controls. The third relates to the design and maintenance of effective controls over certain information technology general controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness relates to the fact that we did not design or maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. This material weakness contributed to the following additional three material weaknesses.

The second material weakness relates to the fact that we did not design and maintain adequate formal accounting policies, procedures and controls, or maintain documentary evidence of existing control activities. Specifically, we did not design and maintain adequate formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including adequate controls over the preparation and review of account reconciliations and journal entries. Additionally, we did not maintain adequate documentary evidence of existing control activities, and we did not design and maintain controls over the appropriate classification and presentation of accounts and disclosures in the financial statements.

We also had a previous material weakness, which was remediated during fiscal 2019, that related to the fact that we did not design and maintain formal accounting policies, procedures and controls to analyze, account for and disclose non-routine or complex transactions.

These two remaining material weaknesses and the previous material weakness resulted in revision of our consolidated financial statements as of September 30, 2018 and for the year then ended, and in immaterial audit adjustments to our consolidated financial statements as of September 30, 2019, 2018 and 2017 and for the years then ended.

As of September 30, 2019, we also have a third material weakness as a result of the material weakness in our control environment in that we did not design and maintain effective controls over certain information technology, or IT, general controls for information systems and applications that are relevant to the preparation of the financial statements. Specifically, we did not design and maintain:

•	User access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel;

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Program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately;

•	Computer operations controls to ensure that critical batch jobs are monitored, and data backups are authorized and monitored; and

•	Testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT control deficiencies did not result in a misstatement to our financial statements. However, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatements to one or more assertions, and IT controls and underlying data that support the effectiveness of IT system-generated data and reports).

Each of the remaining material weaknesses described above involve control deficiencies that could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.

We are in the process of taking steps intended to address the underlying causes of the material weaknesses and to remediate the three remaining material weaknesses. Our efforts to date have included: (i) hiring additional qualified finance and accounting personnel, including the hiring of a new Chief Financial Officer and Chief Accounting Officer; (ii) the implementation of formal policies, procedures and controls, training on standards of documentary evidence, as well as implementation of controls designed to ensure the reliability of critical spreadsheets and system generated reports; and (iii) designing and engaging in the implementation of an IT general controls framework that addresses risks associated with user access and security, application change management and IT operations, focused training for control owners to help sustain effective control operations and comprehensive remediation efforts relating to segregation of duties to strengthen user access controls and security.

While we believe these efforts will improve our internal controls and address the underlying causes of the three remaining material weaknesses, such material weaknesses will not be fully remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. For more information on our efforts to remediate these material weaknesses, see “Management’s Discussion and Analysis of Financial Condition and Operations—Internal Control over Financial Reporting.”

We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting, or that in the future we will not have additional material weaknesses in our internal control over financial reporting.

If we fail to effectively remediate the remaining material weaknesses in our internal control over financial reporting, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may be unable to accurately or timely report our financial condition or results of operations. We also could become subject to sanctions or investigations by the securities exchange on which our Class A common stock is listed, the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets, and the trading price of our Class A common stock may decline.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations and the listing standards of the New York Stock Exchange, or the NYSE.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

In addition to the material weaknesses in our internal control over financial reporting that we have identified, we may discover additional weaknesses in our disclosure controls and internal control over financial reporting in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material adverse effect on our business and operating results and could cause a decline in the price of our Class A common stock.

Subjective estimates and judgments used by management in the preparation of our financial statements, including estimates and judgments that may be required by new or changed accounting standards, may impact our financial condition and results of operations.

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may be affected by changes in estimates reflected in our financial statements for earlier periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. From time to time, there may be changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retrospectively. If the estimates and judgments we use in preparing our financial statements are subsequently found to be incorrect or if we are required to restate prior financial statements, our financial condition or results of operations could be significantly affected.

The estimates and forecasts of market opportunity and market growth included in this prospectus may prove to be inaccurate, and we cannot assure you our business will grow at similar rates, or at all.

Estimates and forecasts of market size and opportunity and of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus of the size of the markets that we may be able to address and the growth in these markets are subject to many assumptions and may prove to be inaccurate. In particular, the market and industry estimates in this prospectus were prepared prior to the COVID-19 pandemic. We expect that the COVID-19 pandemic may materially reduce the growth of various of the markets discussed in this prospectus, and we cannot predict the extent to which these estimates will be affected. Further, we may not be able to address fully the markets that we believe we can address, and we cannot be sure that these markets will grow at historical rates or the rates we expect for the future. Even if we are able to address the markets that we believe represent our market opportunity and even if these markets experience the growth we expect, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates and forecasts of market size and opportunity and of market growth included in this prospectus may not be indicative of our future growth.

We may be subject to significant compliance costs as well as liabilities under environmental, health and safety laws and regulations which could materially and adversely affect our business, financial condition and operations.

Our past and present operations, assets and products are subject to regulation by extensive environmental laws and regulations at the federal, state and local levels. These laws regulate, among other things, air emissions, the discharge or release of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites, worker health and safety and the impact of products on human health and safety and the environment. Under some of these laws, liability for contaminated property may be imposed on current or former owners or operators of the property or on parties that generated or arranged for waste sent to the property for disposal. Liability under these laws may be joint and several and may be imposed without regard to fault or the legality of the activity giving rise to the contamination. Our facilities are located on sites that have been used for manufacturing activities for an extended period of time, which increases the possibility of contamination being present. Despite our compliance efforts, we may still face material liability, limitations on our operations or fines or penalties for violations of environmental, health and safety laws and regulations, including releases of regulated materials and contamination by us or previous occupants at our current or former properties or at offsite disposal locations we use.

We are also subject to permitting requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits from one or more governmental agencies in order to conduct our operations. Such permits are typically issued by state agencies, but permits and approvals may also be required from federal or local governmental agencies. The requirements for such permits vary depending on the location where our regulated activities are conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit. Any failure to obtain or delay in obtaining a permit required for our operations, or the imposition of onerous conditions in any such permits, could adversely affect our business, financial condition and operations.

Applicable environmental, health and safety laws and regulations, and any changes to them or in their enforcement, may require us to make material expenditures with respect to ongoing compliance with, or remediation under, these laws and regulations or require that we modify our products or processes in a manner that increases our costs and/or reduces our profitability. For example, additional pollution control equipment, process changes or other environmental control measures may be needed at our facilities to meet future requirements. In addition, discovery of currently unknown or unanticipated soil or groundwater contamination at our properties could result in significant liabilities and costs. Accordingly, we are unable to predict the future costs of compliance with, or liability under, environmental, health and safety laws and regulations.

Our business operations could suffer if we fail to adequately protect our intellectual property rights, and we may experience claims by third parties that we are violating their intellectual property rights.

We rely on trademark and service mark protection to protect our brands, and we have registered or applied to register many of these trademarks and service marks. In particular, we believe the AZEK and AZEK Exteriors brands, the TimberTech brand and the VERSATEX brand are significant to the success of our business. In the event that our trademarks or service marks are successfully challenged and we lose the rights to use those trademarks or service marks, or if we fail to prevent others from using them (or similar marks), we could be forced to rebrand our products, requiring us to devote resources to advertising and marketing new brands. In addition, we cannot be sure that any pending trademark or service mark applications will be granted or will not be challenged or opposed by third parties or that we will be able to enforce our trademark rights against counterfeiters.

We generally rely on a combination of unpatented proprietary know-how and trade secrets, and to a lesser extent, patents to preserve our position in the market. Because of the importance of our proprietary know-how and trade secrets, we employ various methods to protect our intellectual property, such as entering into confidentiality agreements with third parties, and controlling access to, and distribution of, our proprietary information. We may not be able to deter current and former employees, contractors and other parties from breaching confidentiality obligations and misappropriating proprietary information. It is difficult for us to monitor unauthorized uses of our products and technology. Accordingly, these protections may not be adequate to prevent competitors from copying, imitating or reverse engineering our products or from developing and marketing products that are substantially equivalent to or superior to our own.

In addition, we have applied for patent protection relating to certain existing and proposed products, processes and services or aspects thereof. We cannot be sure that any of our pending patent applications will be granted or that any patents issued as a result of our patent applications will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage.

If third parties take actions that affect our rights or the value of our intellectual property or proprietary rights, or if we are unable to protect our intellectual property from infringement or misappropriation, other companies may be able to offer competitive products at lower prices, and we may not be able to effectively compete against these companies. In addition, if any third party copies or imitates our products in a manner that affects customer or consumer perception of the quality of our products, or of engineered products generally, our reputation and sales could suffer whether or not these violate our intellectual property rights.

In addition, we face the risk of claims that we are infringing third parties’ intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming to defend and could divert the time and attention of our management. An intellectual property claim against us that is successful could cause us to cease making or selling products that incorporate the disputed intellectual property, require us to redesign our products, which may not be feasible or cost effective, and require us to enter into costly royalty or licensing arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations. Moreover, certain material technology and know-how we use to manufacture our products is licensed to us rather than owned by us, and our license is subject to termination in the event of uncured material breach, among other reasons.

Any major disruption or failure of our information technology systems or our website, or our failure to successfully implement new technology effectively, could adversely affect our business and operations.

We rely on various information technology systems, owned by us and third parties, to manage our operations, maintain books and records, record transactions, provide information to management and prepare our financial statements. In addition, we have made a significant investment in our website which we believe is critical for lead generation and is the primary forum through which we interact with end consumers. A failure of our information technology systems or our website to operate as expected could disrupt our business and adversely affect our financial condition and results of operations. These systems and our website are vulnerable to damage from hardware failure; fire; power loss; Internet; data network and telecommunications failure; loss or corruption of data and impacts of terrorism; natural disasters or other disasters. We may not have sufficient redundant operations to cover a loss or failure in a timely manner. In addition, the operation of these systems and our website is dependent upon third party technologies, systems and services, and support by third party vendors, and we cannot be sure that these third party systems, services and support will continue to be available to us without interruption, particularly in light of the disruptions stemming from the COVID-19 pandemic. Any damage to our information technology systems or website could cause interruptions to our operations that materially adversely affect our ability to meet customers’ requirements, resulting in an adverse impact to our business, financial condition and results of operations. Periodically, these systems and our website need to be expanded, updated or upgraded as our business needs change. We may not be able to successfully implement changes in our information technology systems and to our website without experiencing difficulties, which could require significant financial and human resources.

We face cybersecurity risks and risks arising from new regulations governing information security and privacy and may incur increasing costs in an effort to mitigate those risks.

We utilize systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our customers, employees and others, including personal information. We may be vulnerable to, and unable to anticipate or detect, data security breaches and data loss, including rapidly evolving and increasingly sophisticated and prevalent cybersecurity attacks. In addition, data security breaches can also occur as a result of a breach by us or our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. In addition to our own databases, we use third-party service providers to store, process and transmit confidential or sensitive information on our behalf. A data security breach could occur in the future either at their location or within their systems that could affect our personal or confidential information.

A data security breach may expose us to a risk of loss or misuse of this information, and could result in significant costs to us, which may include, among others, fines and penalties, costs related to remediation, potential costs and liabilities arising from governmental or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation. We could also experience delays or interruptions in our ability to function in the normal course of business, including delays in the fulfillment of customer orders or disruptions in the manufacture and shipment of products. In addition, actual or anticipated attacks may cause us to incur costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition and reputation.

The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements, which could cause us to incur substantial costs. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act of 1996, the Gramm Leach Bliley Act and various state laws relating to privacy and data security, including the California Consumer Privacy Act, which took effect on January 1, 2020.

Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business.

Changes to legislative and regulatory policies related to home ownership may have a material adverse effect on our business, financial condition and results of operations.

Our markets are affected by legislative and regulatory policies that promote or do not promote home ownership, such as U.S. tax rules allowing for deductions of mortgage interest or interest on home equity loans. For example, the Tax Cuts and Jobs Act, or the Tax Act, which was enacted into law on December 22, 2017, imposes limitations on the deductibility of interest on mortgages qualifying of the home mortgage interest deduction. Beginning in 2018, taxpayers may only deduct interest on $750,000 of qualified residence loans, including home equity loans that are used to substantially improve the taxpayer’s home that secures the loan, a reduction from the prior limit of $1.0 million. As many consumers finance renovation projects that use our products with home equity loans, limitations on the deductibility of interest on those loans could reduce demand for our products. In addition, recent U.S. federal and state legislative and regulatory policies enacted in response to the COVID-19 pandemic provide various measures of relief for homeowners, primarily in the form of mortgage payment forbearance for homeowners with federally-backed mortgages and temporary moratoria on foreclosures and evictions. It remains uncertain whether or to what extent such relief measures could protect homeowners and what impact they will have on the U.S. real estate market and the U.S. and global economies generally, and our business, financial condition and results of operations may be materially and adversely affected as a result. Future changes to laws or policies relating to these or similar matters could reduce demand for our products and have a material adverse effect on our business, financial condition and results of operations.

Many of our products must comply with local building codes and ordinances and failure of our products to comply with such codes and ordinances may have an adverse effect on our business.

Many of our products must comply with local building codes and ordinances. These codes and ordinances are subject to future government review and interpretation. If our products fail to comply with such local building codes or ordinances, our ability to market and sell such products would be impaired. Also, should these codes and ordinances be amended or expanded, or should new laws and regulations be enacted, we could incur additional costs or become subject to requirements or restrictions that require us to modify our products or adversely affect our ability to market and sell our products. Furthermore, failure of our products to comply with such codes or ordinances could subject us to negative publicity or damage our reputation.

Comprehensive tax reform legislation could adversely affect our business, financial condition and results of operations.

The Tax Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for business interest expense to 30% of “adjusted taxable income” (roughly defined as earnings before interest, taxes, depreciation and amortization in the case of taxable years beginning before January 1, 2022 and earnings before interest and taxes thereafter), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, current U.S. taxation on foreign earnings earned by certain foreign subsidiaries (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. On March 27, 2020, in response to the COVID-19 pandemic, the CARES Act was signed into law and modifies certain provisions under the Tax Act. The CARES Act, among other things, increased the limitation on the deductibility of business interest to 50% of “adjusted taxable income” for taxable years beginning after December 31, 2018 and before January 1, 2021 and allows taxpayers to elect to compute the limitation on business interest expense for 2020 by using its “adjusted taxable income” from 2019. The CARES Act also suspends the 80% limitation on the deduction of net operating losses for taxable years beginning before January 1, 2021 and enables taxpayers to carry back net operating losses generated in a taxable year beginning after December 31, 2017 and before January 1, 2021 to each of the five preceding taxable years. The CARES Act also contains provisions relating to refundable payroll tax credits, deferment of employer side social security payments, alternative minimum tax credit refunds and technical corrections to tax depreciation methods for qualified improvement property that may impact our business and financial results. The most significant impacts of the Tax Act on our financial results to date have included lowering of the U.S. federal corporate income tax rate and remeasurement of our net deferred tax liabilities. During the year ended September 30, 2018, we recorded a $22.5 million net income tax benefit for the remeasurement of certain deferred taxes, and our effective tax rate for the year was significantly reduced by the recognition of this remeasurement. We expect the limitation under the Tax Act on the tax deduction of interest expense will limit our annual deductions of interest expense as a result of our significant outstanding indebtedness until we reduce our outstanding indebtedness or our adjusted earnings increase by an amount sufficient to permit full deductibility of our interest expense. In the event we are subject to limitations on the deductibility of interest under the Tax Act, we will be permitted an indefinite carryforward, and disallowed interest expense will be deductible in later years, subject to the same 30% limitation (or 50% limitation under the CARES Act for taxable years beginning after December 31, 2018 and before January 1, 2021) and to ownership change limitations under Sections 382 of the Internal Revenue Code of 1986, as amended, or the Code, similar to net operating losses.

We continue to examine the impact that the Tax Act and the CARES Act may have on our business in the longer term. Accordingly, notwithstanding the reduction in the corporate income tax rate, the overall impact on us of the Tax Act and the CARES Act is uncertain.

Our insurance coverage may be inadequate to protect against the potential hazards incident to our business.

We maintain property, business interruption, product liability and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from interruptions in our production capability or product liability claims relating to the products we manufacture. Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have been increasing and may, in the future, increase substantially. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, our insurers could deny coverage for claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, our business, financial condition or results of operations could be materially adversely affected.

We are in the early stages of implementing strategic initiatives related to the use of recycled materials. If we fail to implement these initiatives as expected, our business, financial condition and results of operations could be adversely affected.

Our future financial performance depends in part on our management’s ability to successfully implement our strategic initiatives related to developing our recycling capabilities and other cost savings measures, with an aim to reduce our material costs, improve net manufacturing productivity and enhance our business operations. We are still in the early stages of material substitution across our manufacturing network and realizing the benefits of our investments in recycling. To achieve such benefits, we must recycle materials on a cost-effective basis and efficiently convert these materials into high-quality finished goods. This strategy involves significant risks, including the risks that:

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Our profitability may be materially diminished. The variability of our raw material sources can result in considerable reduction in our operating rates and yields, which may more than offset any savings we realize from the low purchase price of the materials.

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We may not produce a sustainable return on investment. Our plants must convert our raw materials at high rates and net yields to generate the profit margins and cash flows necessary to achieve sustainable returns.

Changes in trade policies, including the imposition of tariffs, could negatively impact our business, financial condition and results of operations.

The current U.S. administration has signaled support for, and in some instances has taken action with respect to, major changes to certain trade policies, such as the imposition of tariffs on imported products and the withdrawal from or renegotiation of certain trade agreements, including the North American Free Trade Agreement. For example, the United States has increased tariffs on certain imports from China, as well as on steel and aluminum products imported from various countries. We procure certain of the raw materials we use in the manufacturing of our products directly or indirectly from outside of the United States. The imposition of tariffs and other potential changes in U.S. trade policy could increase the cost or limit the availability of raw materials, which could hurt our competitive position and adversely impact our business, financial condition and results of operations.

We operate in select non-U.S. markets and are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, as well anti-corruption laws and regulations in other countries, in addition to laws and regulations relating to export controls and economic sanctions. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various U.S. and non-U.S. anti-corruption laws, including the FCPA, collectively, the Anti-Corruption Laws. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business. Our business operations also must be conducted in compliance with applicable export control and economic sanctions laws and regulations, collectively, the Trade Controls, including rules administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant authorities.

We strive to conduct our business activities in compliance with applicable Anti-Corruption Laws and Trade Controls, and we are not aware of issues of historical noncompliance. However, full compliance cannot be guaranteed. Further expansion outside the United States would likely increase our future legal exposure. Violations of Anti-Corruption Laws or Trade Controls, or even allegations of such violations, could result in civil or criminal penalties, as well as disrupt our business, operations, financial condition and results of operations. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.

Risks Relating to Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition.

We have, and after this offering will continue to have, a significant amount of indebtedness. As of March 31, 2020, our total indebtedness was $1,248.3 million, including $804.3 million under our first lien credit facility, or the Term Loan Credit Agreement, $129.0 million outstanding under our revolving credit agreement, or the Revolving Credit Agreement, and $315.0 million of 2013 Notes. On May 12, 2020, we issued $350.0 million aggregate principal amount of Senior Notes and satisfied and discharged our obligations with respect to the 2013 Notes, and, on May 14, 2020, we repaid $15.0 million of the outstanding principal under the Revolving Credit Agreement. We refer to the Term Loan Credit Agreement and the Revolving Credit Agreement collectively as the Senior Secured Credit Facilities. During the three months ended March 31, 2020, we borrowed $129.0 million under the Revolving Credit Agreement, including, on March 16, 2020, $89.0 million to enhance our financial flexibility in light of uncertainties resulting from the COVID-19 pandemic. We intend to use net proceeds from this offering to redeem the Senior Notes and to prepay approximately $198.3 million of the outstanding principal amount under our Term Loan Credit Agreement, which currently bears interest at a rate of 5.93% per annum. After giving effect to this offering, on an as adjusted basis, as of March 31, 2020, our total indebtedness would have been approximately $720.0 million.

Our substantial indebtedness could have important consequences to the holders of our Class A common stock, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

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requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the credit agreements that govern the Senior Secured Credit Facilities contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt. See “Description of Certain Indebtedness.”

After giving effect to the redemption of the Senior Notes using net proceeds from this offering, the Term Loan Credit Agreement will mature on May 5, 2024, and the Revolving Credit Agreement will mature on March 9, 2022. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We may not be able to obtain such financing on commercially reasonable terms or at all. Failure to refinance our indebtedness could have a material adverse effect on us.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements that govern the Senior Secured Credit Facilities restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of Certain Indebtedness.”

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would have a material adverse effect on our financial condition and results of operations.

If we cannot make scheduled payments on our debt, we will be in default, and the lenders under the Senior Secured Credit Facilities could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. Any of these events could result in you losing all or a portion of your investment in the Class A common stock.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described herein.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the credit agreements that govern the Senior Secured Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. As of March 31, 2020 and September 30, 2019, we had commitments available for borrowing under the Revolving Credit Agreement of up to $150.0 million. During the three months ended March 31, 2020, we borrowed $129.0 million under the Revolving Credit Agreement, including, on March 16, 2020, $89.0 million to enhance our financial flexibility in light of uncertainties resulting from the COVID-19 pandemic. We also have the option to increase the commitments under the Revolving Credit Agreement by up to $100.0 million, subject to certain conditions. Because our borrowing capacity under the Revolving Credit Agreement depends, in part, on inventory, accounts receivable and other assets that fluctuate from time to time, the amount of commitments may not reflect actual borrowing capacity. In addition, the Term Loan Credit Agreement provides for additional uncommitted incremental term loans of up to $150.0 million, with additional incremental term loans available if certain leverage ratios are maintained. All of those borrowings would be secured by first-priority liens on our property.

The terms of the credit agreements that govern the Senior Secured Credit Facilities restrict our current and future operations, including our ability to respond to changes or to take certain actions.

The credit agreements that govern the Senior Secured Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest. See “Description of Certain Indebtedness.” The indebtedness under the Senior Secured Credit Facilities will continue to be outstanding following completion of this offering. The restrictive covenants under the Senior Secured Credit Facilities include restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase junior debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell assets or property, except in certain circumstances;

•	incur liens;

•	enter into transactions with affiliates;

•	modify or waive certain material agreements in a manner that is adverse in any material respect to the lenders;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•

make fundamental changes in our business, corporate structure or capital structure, including, among other things, entering into mergers, acquisitions, consolidations and other business combinations or selling all or substantially all of our assets.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. If we incur indebtedness provided or guaranteed by the U.S. Government, including pursuant to the CARES Act, we may be subject to additional restrictions on our operations, including limitations on employee headcount and compensation reductions and other cost reduction activities.

A breach of the covenants or restrictions under the credit agreements that govern the Senior Secured Credit Facilities could result in a default or an event of default. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Senior Secured Credit Facilities would permit the lenders under the Revolving Credit Agreement to terminate all commitments to extend further credit under such facility. Furthermore, if we were unable to repay the amounts due and payable under the Senior Secured Credit Facilities, those lenders under each facility could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders were to accelerate the repayment of our indebtedness, we and our subsidiaries may not have sufficient assets to repay that indebtedness. In exacerbated or prolonged circumstances, one or more of these events could result in our bankruptcy or liquidation.

We rely on available borrowings under the Revolving Credit Agreement for cash to operate our business, and the availability of credit under the Revolving Credit Agreement may be subject to significant fluctuation.

In addition to cash we generate from our business, our principal existing source of cash is borrowings available under the Revolving Credit Agreement. As of March 31, 2020 and September 30, 2019, we had commitments available to be borrowed under the Revolving Credit Agreement of up to $150.0 million. During the three months ended March 31, 2020, we borrowed $129.0 million under the Revolving Credit Agreement, including, on March 16, 2020, $89.0 million to enhance our financial flexibility in light of uncertainties resulting from the COVID-19 pandemic. We also have the option to increase the commitments under the Revolving Credit Agreement by up to $100.0 million, subject to certain conditions. There are limitations on our ability to incur the full $150.0 million of existing commitments under the Revolving Credit Agreement. Availability will be limited to the lesser of a borrowing base and $150.0 million. The borrowing base is calculated on a monthly (or more frequent under certain circumstances) valuation of our inventory, accounts receivable and certain cash balances. As a result, our access to credit under the Revolving Credit Agreement is potentially subject to significant fluctuation, depending on the value of the borrowing base-eligible assets as of any measurement date. On June 5, 2020, we entered into the RCA Amendment, which established $8.5 million of commitments for FILO Loans under the Revolving Credit Agreement. The FILO Loans are available to be drawn in a single disbursement on or prior to December 31, 2020. The availability of the FILO Loans will be subject to satisfaction of certain conditions at the time of borrowing, including the value of borrowing-base eligible assets at the time of borrowing. Under the terms of the Revolving Credit Agreement as amended by the RCA Amendment, FILO Loans may be borrowed against increased percentages of borrowing-base eligible assets (as compared to the percentages of borrowing-base eligible assets applicable to all other loans under the Revolving Credit Agreement). The RCA Amendment did not increase the total aggregate amount of commitments under the Revolving Credit Agreement. Borrowing of FILO Loans under the Revolving Credit Agreement will reduce the total aggregate commitments available for revolving loans for so long as the FILO Loans remain outstanding. If borrowed, the FILO Loans will mature on December 4, 2021. There is no assurance that we will be able to draw on the FILO Loans at any time. The inability to borrow under the Revolving Credit Agreement may adversely affect our liquidity, financial position and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Based on amounts outstanding as of March 31, 2020 and September 30, 2019, each 100 basis point change in interest rates would result in a $9.3 million and $8.1 million change, respectively, in annual interest expense on our indebtedness under the Senior Secured Credit Facilities. See “Description of Certain Indebtedness.” We do not currently hedge the risk of changes in the interest rate under the Senior Secured Credit Facilities. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments or other instruments in order to reduce interest rate volatility. However, even if we do enter into interest rate swaps, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps or other instruments we enter into may not fully mitigate our interest rate risk.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR in the future may adversely affect our financing costs.

Currently, the Revolving Credit Agreement and the Term Loan Credit Agreement utilize the London Interbank Offered Rate, or LIBOR, or various alternative methods set forth in the Revolving Credit Agreement and the Term Loan Credit Agreement to calculate interest on any borrowings. National and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices known as “reference rates.” Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance or the establishment of alternative reference rates. In particular, on July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, or the FCA, which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. As a result, it appears highly likely that LIBOR will be discontinued or modified by 2021.

At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks or LIBOR-based debt instruments. Uncertainty as to the nature of such potential discontinuance, modification, alternative reference rates or other reforms could cause the interest rate calculated for the Revolving Credit Agreement and the Term Loan Credit Agreement to be materially different than expected, which could have a material adverse effect on our financing costs.

A lowering or withdrawal of the ratings assigned to our debt by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Risks Relating to This Offering and Ownership of Our Class A Common Stock

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

There has been no prior public market for our common stock prior to our initial public offering. The initial public offering price for our Class A common stock will be determined through negotiations among the underwriters and us, and may vary from the market price of our Class A common stock following this offering. If you purchase shares of Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	the impacts of the COVID-19 pandemic on us and the national and global economies;

•	actual or anticipated fluctuations in our revenues or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•

additional shares of Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when the applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures or other dispositions;

•	loss of relationships with significant distributors, dealers or other customers;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	increases in interest rates or changes in tax laws that make it more costly for consumers to finance home renovation or purchases;

•	difficulties in integrating any new acquisitions we may make;

•	loss of services from members of management or employees or difficulty in recruiting additional employees;

•	continued worsening of economic conditions in the United States and reduction in demand for our products;

•	price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•	lawsuits threatened or filed against us, or events that negatively impact our reputation; and

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their stock prices have fluctuated in ways unrelated or disproportionate to their operating performance. In the past, stockholders have filed securities class action litigation against companies following periods of market volatility. Such securities litigation, if instituted against us, could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

An active trading market for our Class A common stock may never develop or be sustained.

We have been approved to list our Class A common stock on the NYSE under the symbol “AZEK”. However, we cannot be certain that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Furthermore, we cannot be certain that we will continue to satisfy the continued listing standards of the NYSE. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a material adverse effect on the liquidity and price of our Class A common stock.

Future sales of our Class A common stock and other actions by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees, who have or obtain equity, sell or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Upon the completion of this offering, we will have outstanding a total of 113,575,687 shares of Class A common stock and 33,068,963 shares of Class B common stock (assuming the underwriters exercise their option to purchase additional shares in full). Of these shares, only the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by persons who are not our “affiliates” as defined in Rule 144 under the Securities Act and who have complied with the holding period requirements of Rule 144 under the Securities Act.

Subject to certain exceptions described under “Underwriting,” we and all of our stockholders have entered into or will enter into agreements with the underwriters under which we and they have agreed or will agree, subject to certain exceptions, not to dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

When the lock up period in these agreements expires, we and our stockholders will be able to sell shares in the public market. In addition, Barclays Capital Inc. and BofA Securities, Inc. may, together in their sole discretion, release all or some portion of the shares subject to the lock up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale.” Sales of a substantial number of such shares, or the perception that such sales may occur, upon the expiration or early release of the securities subject to the lock up agreements could cause the price of our Class A common stock to decline or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

In addition, the Sponsors have demand and “piggy-back” registration rights with respect to our common stock that they will retain following this offering. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future, including our common stock held by the Sponsors.

We currently do not intend to pay dividends on our Class A common stock, and our indebtedness could limit our ability to pay dividends on our Class A common stock.

After completion of this offering, we currently do not anticipate paying any cash dividends for the foreseeable future. In addition, the terms of our indebtedness limit our ability to pay dividends or make other distributions on, or to repurchase or redeem, shares of our capital stock. See “Description of Certain Indebtedness.” Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our Class A common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our Class A common stock that will prevail in the market after this offering will ever exceed the price that you pay. For more information, see “Dividend Policy.” We cannot be sure that we will pay dividends in the future or continue to pay dividends if we do commence paying dividends.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding our Class A common stock, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation regarding our competitors or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more analysts who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Class A common stock to decline.

In addition, if we do not meet any financial guidance that we may provide to the public or if we do not meet expectations of securities analysts or investors, the trading price of our Class A common stock could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

Future issuances of our Class A common stock, including upon conversion of our Class B common stock, could result in significant dilution to our stockholders, dilute the voting power of our Class A common stock and depress the market price of our Class A common stock.

Future issuances of our Class A common stock could result in dilution to existing holders of our Class A common stock. Such issuances, or the perception that such issuances may occur, could depress the market price of our Class A common stock. We may issue additional equity securities from time to time, including equity securities that could have rights senior to those of our Class A common stock. As a result, purchasers of shares of Class A common stock in this offering bear the risk that future issuances of equity securities may reduce the value of their shares and dilute their ownership interests. Also, to the extent outstanding stock-based awards are issued or become vested, there will be further dilution to the holders of our Class A common stock.

We have a dual-class capitalization structure, which may pose a particular risk of dilution to the holders of our Class A common stock. Each share of our Class B common stock, which is not entitled to vote for the election, removal and replacement of our directors, is convertible at any time at the option of the holder of the

Class B common stock into one share of Class A common stock, which is entitled to vote for the election, removal and replacement of our directors. Accordingly, conversion of shares of our Class B common stock into shares of our Class A common stock would dilute holders of Class A common stock, including holders of shares purchased in this offering, in terms of voting power in connection with the election, removal and replacement of our directors.

We will incur increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the NYSE, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that the requirements of operating as a public company will increase our legal and financial compliance and investor relations costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will also need to establish an investor relations function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of those costs.

Public company reporting and disclosure obligations and a broader shareholder base as a result of our status as a public company may expose us to a greater risk of claims by shareholders, and we may experience threatened or actual litigation from time to time. If claims asserted in such litigation are successful, our business and operating results could be adversely affected, and, even if claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them and the diversion of management resources, could adversely affect our business and operating results.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, under the JOBS Act, emerging growth companies can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution in net tangible book value per share.

The assumed initial public offering price of $20.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the net tangible book value per share of our outstanding Class A common stock immediately after this offering. If you purchase shares of Class A common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $21.72 per share as of March 31, 2020, based on the assumed initial public offering price of $20.00 per share. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution to the extent that new securities are issued under our equity incentive plans or we issue additional shares of Class A common stock or Class B common stock in the future. See “Dilution.”

Risks Relating to Our Organizational Structure

Provisions in our certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering, could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering, contain provisions that could depress the trading price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. In particular, our certificate of incorporation and bylaws:

•

establish a classified board of directors so that not all members are elected at one time, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

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permit our board of directors to establish the number of directors and fill any vacancies (including vacancies resulting from an expansion in the size of our board of directors), except in the case of the vacancy of a Sponsor-designated director (in which case the Sponsor that designated the director will be able to fill the vacancy);

•	establish limitations on the removal of directors;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

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provide that stockholders may not act by written consent following the time when the Sponsors collectively cease to beneficially own at least a majority of the shares of our outstanding common stock, which time we refer to as the Trigger Date, which would require stockholder action to be taken at an annual or special meeting of our stockholders;

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prohibit stockholders from calling special meetings following the Trigger Date, which would delay the ability of our stockholders to force consideration of a proposal or to take action, including with respect to the removal of directors; and

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establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Section 203 of the Delaware General Corporation Law, or the DGCL, prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person, individually or together with any other interested stockholder, who owns or within the last three years has owned 15% of our voting stock, unless the business combination is approved in a prescribed manner. We have elected to opt out of Section 203 of the DGCL. However, our certificate of incorporation will contain a provision that is of similar effect, except that it will exempt from its scope the Sponsors, any of their affiliates and certain of their respective direct or indirect transferees as described under “Description of Capital Stock—Anti-Takeover Provisions.”

Any provision of our certificate of incorporation, our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for a wide range of disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty owed by any director or officer or other employee to us or our stockholders;

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any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws (as they may be amended from time to time);

•	any action asserting a claim against us or any of our directors, officers or other employees governed by the internal-affairs doctrine;

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any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws (including any right, obligation or remedy under our certificate of incorporation or our bylaws); and

•	any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the exclusive-forum provisions in our certificate of incorporation.

The exclusive-forum provisions will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive-forum provision. However, there is substantial uncertainty as to whether a court would enforce the exclusive-forum provisions relating to causes of action arising under the Securities Act. If a court were to find any of the exclusive-forum provisions in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage lawsuits against us and our directors, officers and employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, neither of the Sponsors nor any of their respective portfolio companies, funds or other affiliates, nor any of their officers, directors, employees, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, agent, stockholder, member, partner or affiliate of either of the Sponsors will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to a Sponsor, instead of to us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, agent, stockholder, member, partner or affiliate has directed to such Sponsor. For example, a director of our company who also serves as an officer, director, employee, agent, stockholder, member, partner or affiliate of one of the Sponsors, or any of their respective portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by either of the Sponsors to itself or themselves or their respective portfolio companies, funds or other affiliates instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Corporate Opportunity.”

We are a holding company and rely on dividends, distributions, and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash distributions and other transfers from our direct and indirect subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could impair their ability to make distributions to us.

We continue to be controlled by the Sponsors, and the Sponsors’ interests may conflict with our interests and the interests of other stockholders.

Following this offering, the Sponsors will beneficially own 75.1% of our common stock (or 72.7% if the underwriters exercise their option to purchase additional shares in full). Pursuant to the stockholders agreement, or the Stockholders Agreement, that will be entered into among the Sponsors and us in connection with this offering, the Sponsors will have the right to designate a number of individuals to be included in the slate of nominees for election to our board of directors equal to the greater of up to six directors and the number of directors comprising a majority of our board of directors for so long as the Sponsors collectively own 50% or more of the outstanding shares of our common stock. Except as otherwise described in this prospectus, for so long as the Sponsors collectively own less than 50% of the outstanding shares of our common stock, the Sponsors will have the right to designate that number of individuals to be included in the slate of nominees for election to our board of directors (rounded up to the nearest whole number or, if such rounding would cause the Sponsors to have the right to elect a majority of our board of directors, rounded to the nearest whole number) that is the same percentage of the total number of directors comprising our board as the collective percentage of common stock owned by the Sponsors. Because our board of directors will be divided into three staggered classes, the Sponsors may be able to influence or control our affairs and policies even after they cease to own a majority of our outstanding Class A common stock during the period in which the Sponsors’ nominees finish their terms as members of our board, but in any event no longer than would be permitted under applicable law and the NYSE listing requirements. Therefore, following the completion of this offering and for so long as the Sponsors continue to own 50% or more of our common stock, individuals affiliated with the Sponsors will have the power to elect a majority of our directors and will have effective control over the outcome of votes on all matters requiring approval by our board of directors or our stockholders regardless of whether other stockholders believe such matter is in our best interests.

In addition, following the completion of this offering, the Stockholders Agreement will provide that, for so long as the Sponsors collectively own at least 30% of the outstanding shares of our common stock, certain significant corporate actions will require the prior written consent of each of the Sponsors, subject to certain exceptions. If either Sponsor owns less than 10% of the outstanding shares of our common stock, such action will not be subject to the approval of such Sponsor and the shares of common stock owned by such Sponsor will be excluded in calculating the 30% threshold. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

These actions include:

•

merging or consolidating with or into any other entity, or transferring all or substantially all of our assets, taken as a whole, to another entity, or undertaking any transaction that would constitute a “Change of Control” as defined in our debt agreements;

•	acquiring or disposing of assets, in a single transaction or a series of related transactions, or entering into joint ventures, in each case with a value in excess of $75.0 million;

•	incurring indebtedness in a single transaction or a series of related transactions in an aggregate principal amount in excess of $100.0 million;

•	issuing our or our subsidiaries’ equity other than pursuant to an equity compensation plan approved by our stockholders or a majority of the directors designated by the Sponsors;

•	terminating the employment of our chief executive officer or hiring or designating a new chief executive officer;

•

entering into any transactions, agreements, arrangements or payments with either of the Sponsors or any other person who owns greater than or equal to 10% of our common stock then outstanding that are material or involve aggregate payments or receipts in excess of $500,000;

•	amending, modifying or waiving any provision of our organizational documents in a manner that adversely affects the Sponsors;

•	commencing any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization;

•	increasing or decreasing the size of our board of directors; and

•	entering into of any agreement to do any of the foregoing.

The interests of the Sponsors and their affiliates, including funds affiliated with the Sponsors, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by the Sponsors could delay, defer or prevent a change in control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Additionally, the Sponsors and their affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as funds affiliated with the Sponsors continue to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, the Sponsors will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, affiliates of the Sponsors will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to utilize these exemptions as long as we remain a controlled company. As a result, we may not have a majority of independent directors and our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Pursuant to Rule 10C-1 under the Exchange Act, the NYSE has adopted amendments to its listing standards that require, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel, and other committee advisors; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel, or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Many statements included in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would” or the negative of these terms or other comparable terminology. In particular, statements about potential new products and product innovation, statements regarding the potential impact of the COVID-19 pandemic, statements about the markets in which we operate, including growth of our various markets and growth in the use of engineered products, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our market opportunity and the potential growth of that market;

•	our strategy, outcomes and growth prospects;

•	trends in our industry and markets; and

•	the competitive environment in which we operate.

Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	our business, financial condition and results of operations are being, and are expected to continue to be, adversely affected by the current COVID-19 public health pandemic;

•

demand for our products is significantly influenced by general economic conditions and trends in consumer spending on outdoor living and home exteriors, and adverse trends in, among other things, the health of the economy, repair and remodel and new construction activity, industrial production and institutional funding constraints;

•	risks associated with us competing against other manufacturers of (i) engineered and composite products; and (ii) products made from wood, metal and other traditional materials;

•	risks related to the seasonal nature of certain of our products and the impact that changes in weather conditions and product mix may have on our sales;

•	our ability to develop new and improved products and effectively manage the introduction of new products;

•	our ability to effectively manage changes in our manufacturing process resulting from cost savings and integration initiatives and the introduction of new products;

•	risks related to our ability to accurately predict demand for our products and risks related to our ability to maintain relationships with key distributors or other customers;

•	risks related to shortages in supply, price increases or deviation in the quality of raw materials;

•	our ability to retain management;

•	risks related to acquisitions or joint ventures we may pursue;

•	our ability to maintain product quality and product performance at an acceptable cost, and potential exposures resulting from our product warranties;

•	our ability to ensure that our products comply with local building codes and ordinances;

•	risks arising from the material weaknesses we have identified in our internal control over financial reporting and any failure to remediate these material weaknesses;

•	our ability to maintain an effective system of internal controls and produce timely and accurate financial statements or comply with applicable regulations;

•	our ability to protect our intellectual property rights;

•	the increased expenses associated with being a public company;

•

risks associated with our substantial indebtedness and debt service including our ability to incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial indebtedness;

•	risks associated with a lowering or withdrawal of the ratings assigned to our debt by rating agencies;

•	our need to generate cash to service our indebtedness;

•	restrictions in our debt agreements that limit our flexibility in operating our business;

•	our reliance on dividends, distributions and other payments from our subsidiaries to meet our obligations; and

•	other risks and uncertainties, including those described under “Risk Factors.”

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described under “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot be sure that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe that information forms a reasonable basis for such statements, that information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

MARKET AND INDUSTRY DATA

We obtained the industry and market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from industry and general publications. Internal estimates are derived from information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on that information and our knowledge of our industry and market, which we believe to be reasonable. Certain industry and market data and forecasts in this prospectus are based on the independent research of Principia and Freedonia. In addition, while we believe the industry and market data included in this prospectus were based on reasonable assumptions when prepared, the industry and market data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” In particular, the market and industry estimates in this prospectus were prepared prior to the COVID-19 pandemic. The data provided by Principia is as of October 2019 and presents final data for 2018. Principia’s 2019 data is expected to be released in the second half of 2020. We expect that the COVID-19 pandemic may materially reduce the growth of various of the markets discussed in this prospectus, and we cannot predict the extent to which these estimates will be affected. These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

Information based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which data is derived.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $577.1 million (or approximately $665.4 million if the underwriters exercise their option to purchase additional shares of Class A common stock from us in full) based upon an assumed initial public offering price of $20.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $29.5 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $18.9 million, assuming the assumed initial public offering price of $20.00 per share remains the same, and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use net proceeds received by us from this offering first to redeem the Senior Notes, plus accrued and unpaid interest thereon, and then to prepay approximately $198.3 million of the outstanding principal amount under our Term Loan Credit Agreement. As of May 28, 2020, $350.0 million aggregate principal amount of the Senior Notes was outstanding. We intend to redeem the Senior Notes at a redemption price equal to 107.125% of the aggregate principal amount outstanding plus accrued and unpaid interest to the redemption date; see “Description of Certain Indebtedness—Senior Notes.” As of March 31, 2020, we had $804.3 million of principal outstanding under our Term Loan Credit Agreement. The Senior Notes mature on May 15, 2025 and bear interest at an annual rate of 9.500%. After giving effect to the redemption of the Senior Notes using net proceeds from this offering, the Term Loan Credit Agreement will mature on May 5, 2024 and currently bears interest at a rate of 5.93% per annum. To the extent the proceeds we receive in this offering are lower than currently estimated, we may, if necessary, elect not to prepay any amounts under our Term Loan Credit Agreement. If the net proceeds we receive in this offering are insufficient to redeem the Senior Notes in full, we may redeem up to 40% of the outstanding principal amount of the Senior Notes.

We will use any additional net proceeds raised in this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of any additional net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any specific plans to do so.

We intend to invest the net proceeds to us from this offering that are not used as described above (or pending such use) in investment-grade, interest-bearing instruments. The precise allocation of funds among these uses will depend upon future developments in or affecting our business and the emergence of future opportunities.

CORPORATE CONVERSION

We currently operate as a Delaware limited liability company under the name CPG Newco LLC. CPG Newco LLC is a holding company which holds all of the limited liability company interests in CPG International LLC, the entity which directly and indirectly holds all of the equity interests in our operating subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, CPG Newco LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to The AZEK Company Inc. In addition, a special purpose entity, CPG Holdco LLC, which was formed at the time of the acquisition of CPG Newco LLC solely for the purpose of holding membership interests in CPG Newco LLC and that will continue to hold such interests until the Corporate Conversion, will be merged with and into us. In this prospectus, we refer to all of the transactions related to our conversion into a corporation and the merger described above as the Corporate Conversion.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the entity that is offering Class A common stock to the public in this offering is a corporation rather than a limited liability company.

In conjunction with the Corporate Conversion, all of our outstanding membership interests will be converted into an aggregate of 108,162,741 shares of our common stock. 75,093,778 shares of common stock will be designated Class A common stock and 33,068,963 shares of common stock will be designated Class B common stock. The number of shares of Class A common stock and Class B common stock issuable in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion.

As a result of the Corporate Conversion, The AZEK Company Inc. will succeed to all of the property and assets of CPG Newco LLC and will succeed to all of the debts and obligations of CPG Newco LLC. The AZEK Company Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, each of our directors and officers will be as described elsewhere in this prospectus. See “Management.”

Except as otherwise noted herein, the Consolidated Financial Statements included elsewhere in this prospectus are those of CPG Newco LLC and its consolidated operations. We do not expect that the Corporate Conversion will have an effect on our results of operations.

DIVIDEND POLICY

We did not declare any dividends in fiscal years 2019 and 2018, and we currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us, including under the agreements governing our existing and any future indebtedness. See “Risk Factors—Risks Relating to This Offering and Ownership of Our Class A Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness.”

CAPITALIZATION

The following table describes our cash, cash equivalents and available-for-sale securities and capitalization as of March 31, 2020:

•	on an actual basis;

•

on a pro forma basis to give effect to the Corporate Conversion, the issuance of the Senior Notes, including the use of proceeds therefrom to redeem the 2013 Notes at par, plus accrued and unpaid interest, to repay $15.0 million of outstanding principal amount under the Revolving Credit Agreement and to pay fees and expenses associated with the issuance of the Senior Notes, and the distribution by the Partnership of shares of Class A common stock and shares of Class B common stock to the Sponsors and the other holders of partnership interests in the Partnership as described in “Corporate Structure” and “Corporate Conversion”; and

•

on a pro forma as adjusted basis to additionally give effect to (i) the sale of 31,250,000 shares of our Class A common stock in this offering, assuming an initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

You should read the following information together with the information contained under the headings “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related Notes appearing at the end of this prospectus.

	As of March 31, 2020
	Actual	Pro forma(2)	Pro forma as adjusted(3)(4)
(In thousands, except unit/share and per share data)
Cash and Cash Equivalents	$94,698	99,298	105,027

Total Debt:
Revolving Credit Agreement	$129,000	114,000	114,000
Term Loan Credit Agreement	804,345	804,345	606,007
Senior Notes	—	350,000	—
2013 Notes	315,000	—	—

Total debt	$1,248,345	1,268,345	720,007

Member’s Equity:
75,093,778 Class A units outstanding, 33,068,963 Class B units outstanding and 0 Preferred units outstanding, actual, pro forma and pro forma as adjusted (1)	$—	—	—
Additional paid-in capital(1)	652,406	—	—
Accumulated deficit(1)	167,000	—	—

Total member’s equity(1)	$485,406	—	—

Stockholders’ Equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 1,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 1,100,000,000 shares authorized, 77,638,187 shares issued and outstanding, pro forma; 1,100,000,000 shares authorized, 108,888,187 shares issued and outstanding, pro forma as adjusted(1)	—	78	109
Class B common stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 100,000,000 shares authorized, 33,068,963 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 33,068,963 shares issued and outstanding, pro forma as adjusted(1)	—	33	33
Additional paid-in capital(1)	—	483,184	1,018,408

Total stockholders’ equity	—	483,295	1,018,550

Total Capitalization	$1,733,751	1,751,640	1,738,556

(1)

In connection with the Corporate Conversion, the membership interests and member’s accumulated deficit will be reduced to zero to reflect the elimination of all outstanding interests in CPG Newco LLC and corresponding adjustments will be reflected as Class A common stock, Class B common stock, additional paid-in capital and total stockholders’ equity in CPG Newco LLC.

(2)

Reflects (i) our redemption of all outstanding 2013 Notes, including a loss on extinguishment of approximately $2 million to be recorded in the three months ending June 30, 2020; (ii) the issuance of the Senior Notes and our receipt of $16.5 million of gross proceeds from the offering of the Senior Notes after the redemption of the 2013 Notes (excluding amounts applied to accrued interest) and our repayment of $15.0 million of the outstanding principal amount under our Revolving Credit Agreement on May 14, 2020; (iii) our payment of $4.6 million of accrued and unpaid interest on the 2013 Notes on May 12, 2020 in connection with their redemption described in clause (i); and (iv) our payment of the initial purchasers’ discount and other fees and expenses of $7.4 million in connection with the offering of the Senior Notes.

(3)

Reflects, in addition to the pro forma adjustments described in footnote (2) above, (i) our receipt of $0.0 million of gross proceeds from this offering after the redemption of $350.0 million in aggregate principal amount of the Senior Notes (excluding amounts applied to accrued interest) at a redemption price of 107.125% of such aggregate principal amount and our prepayment of $198.3 million of the outstanding principal amount under our Term Loan Credit Agreement; (ii) our payment of $3.8 million of accrued and unpaid interest on the Senior Notes in connection with their redemption described in clause (i) assuming a redemption date of June 23, 2020; and (iii) our payment of the estimated underwriting discount and commissions and other fees and expenses of this offering of $47.9 million. We estimate that the redemption of the Senior Notes will result in an estimated loss on extinguishment of approximately $36 million to be recorded in the three months ending June 30, 2020. Also reflects compensation expense expected to be recognized upon the consummation of this offering as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Equity-Based Compensation”.

(4)	Pro forma as adjusted cash and cash equivalents reflects $5.7 million of deferred offering costs that have been paid as of March 31, 2020 and $6.3 million of other deferred offering costs.

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of additional paid-in capital and total equity by $29.5 million and would decrease (increase) total debt by $29.5 million, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) each of additional paid-in capital and total equity by $18.9 million and would decrease (increase) total debt by $18.9 million, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, based on the assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, remained the same.

The table above gives effect to: (1) the split of our single unit, representing all of our limited liability company interests, into 108,162,741 units, consisting of 75,093,778 Class A units and 33,068,963 Class B units; (2) the completion of the Corporate Conversion, including our merger with CPG Holdco LLC, our direct parent entity, following which we will be the surviving entity and a one-for-one conversion of our Class A units into shares of Class A common stock and a one-for-one conversion of our Class B units into shares of Class B common stock; (3) the distribution by the Partnership of shares of Class A common stock and shares of Class B common stock to the Sponsors and the other holders of partnership interests in the Partnership as described in “Corporate Structure” and “Corporate Conversion;” (4) no exercise of the underwriters’ option to purchase additional shares of our common stock; and (5) the effectiveness of our certificate of incorporation and bylaws in connection with the completion of this offering.

The table above does not give effect to or reflect the following shares (all of which are calculated based on an assumed initial public offering price of $20.00 per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus): (1) 5,144,202 unvested shares of Class A common stock issued in exchange for unvested Profits Interests; (2) 4,710,177 shares of Class A common stock issuable upon exercise of options, with an exercise price that will be equal to the initial public offering price per share, which options will be issued in connection with the exchange of Profits Interests for shares of Class A common stock (1,030,833 shares will be issuable in respect of vested options and 3,679,344 shares will be issuable in respect of unvested options); (3) 236,843 shares of Class A common stock issuable upon the vesting of restricted stock units and 968,423 shares of Class A common stock issuable upon exercise of options, with an exercise price that will be equal to the initial public offering price per share, in each case that will be granted to certain directors, officers and employees in connection with this offering; and (4) 4,555,642 shares of Class A common stock available for further issuance under our 2020 Omnibus Incentive Plan. See “Executive Compensation—Post Offering Compensation—2020 Omnibus Incentive Compensation Plan.”

DILUTION

If you invest in our Class A common stock, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price in this offering per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Pro forma net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the total number of shares of common stock then issued and outstanding, on a pro forma basis after giving effect to the Corporate Conversion and our redemption of all outstanding 2013 Notes, including a loss on extinguishment of approximately $2 million to be recorded in the three months ending June 30, 2020.

Pro forma net tangible book deficit as of March 31, 2020 was $787.3 million, or $6.80 per share based on 115,851,352 shares of our common stock outstanding. After giving effect to (i) our sale of 31,250,000 shares of Class A common stock in this offering, at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the application of the estimated net proceeds from this offering as described under “Use of Proceeds,” including the write-off of deferred financing costs and debt discount in connection therewith, and (iii) compensation expense expected to be recognized upon the consummation of this offering, our pro forma as adjusted net tangible book deficit as of March 31, 2020 would have been $252.0 million, or $1.72 per share (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock). This amount represents an immediate increase in pro forma net tangible book value of $5.08 per share of Class A common stock to our existing investors before this offering and an immediate dilution of $21.72 per share to new investors purchasing Class A common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$20.00
Pro forma net tangible book value (deficit) per share as of March 31, 2020	$(6.80)
Increase (decrease) in pro forma net tangible book value (deficit) per share attributable to this offering	$5.08

Pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering		$(1.72)

Dilution per share to new investors in this offering		$21.72

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease (increase) our pro forma as adjusted net tangible book deficit per share after this offering by $0.20 and increase (decrease) dilution per share to new investors purchasing Class A common stock in this offering by $0.80, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and estimated offering expenses by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease (increase) our pro forma as adjusted net tangible book deficit after this offering by $18.9 million and $0.14 per share and decrease (increase) the dilution per share to new investors purchasing Class A common stock in this offering by $0.14, assuming no change in the assumed initial public offering price per share and after deducting assumed underwriting discounts and commissions and estimated offering expenses by us.

If the underwriters exercise in full their option to purchase 4,687,500 additional shares of Class A common stock in this offering, our pro forma as adjusted net tangible book deficit per share after this offering would be $1.66 and the dilution in pro forma as adjusted net tangible book deficit per share to new investors purchasing Class A common stock in this offering would be $21.66, assuming no change in the initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2020, the differences between the number of shares of Class A common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and to be paid by the new investors purchasing shares of Class A common stock in this offering, at an assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and offering expenses payable by us in connection with this offering.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing investors	107,291,480	77.4%	$635,043,168	50.4%	$5.92
New investors in this offering	31,250,000	22.6%	$625,000,000	49.6%	$20.00

Total	138,541,480	100.0%	$1,260,043,168	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors in this offering by $31.3 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.2 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.3 percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discounts and commissions and offering expenses payable by us in connection with this offering. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $20.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 0.8 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 0.8 percentage points, assuming no change in the assumed initial public offering price per share and before deducting the underwriting discounts and commissions and offering expenses payable by us in connection with this offering.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is fully exercised, the number of shares of our common stock held by existing stockholders would be reduced to 74.9% of the total number of shares of our common stock outstanding after this offering, and the number of shares of Class A common stock held by new investors purchasing common stock in this offering would be increased to 25.1% of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above gives effect to: (1) the split of our single unit, representing all of our limited liability company interests, into 108,162,741 units, consisting of 75,093,778 Class A units and 33,068,963 Class B units; (2) the completion of the Corporate Conversion, including our merger with CPG Holdco LLC, our direct parent entity, following which we will be the surviving entity and a one-for-one conversion of our Class A units into shares of Class A common stock and a one-for-one conversion of our Class B units into shares of Class B common stock; (3) the distribution by the Partnership of shares of Class A common stock and shares of Class B common stock to the Sponsors and the other holders of partnership interests in the Partnership as described in “Corporate Structure” and “Corporate Conversion”, including the issuance of 5,144,202 unvested shares of Class A common stock issued in exchange for unvested Profits Interests, and (4) the effectiveness of our certificate of incorporation and bylaws in connection with the completion of this offering.

The discussion and tables above do not give effect to or reflect the following shares (all of which are calculated based on an assumed initial public offering price of $20.00 per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus): (1) 4,710,177 shares of Class A common stock issuable upon exercise of options, with an exercise price that will be equal to the initial public offering price per share, which options will be issued in connection with the exchange of Profits Interests for shares of Class A common stock (1,030,833 shares will be issuable in respect of vested options and 3,679,344 shares will be issuable in respect of unvested options); (2) 236,843 shares of Class A common stock issuable upon the vesting of restricted stock units and 968,423 shares of Class A common stock issuable upon exercise of options, with an exercise price that will be equal to the initial public offering price per share, in each case that will be granted to certain directors, officers and employees in connection with this offering; and (3) 4,555,642 shares of Class A common stock available for further issuance under our 2020 Omnibus Incentive Plan. See “Executive Compensation—Post Offering Compensation—2020 Omnibus Incentive Compensation Plan.”

We expect to require additional capital to fund our current and future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders. See “Risk Factors—Risks Relating to This Offering and Ownership of Our Class A Common Stock—Future issuances of our Class A common stock, including upon conversion of our Class B common stock, could result in significant dilution to our stockholders, dilute the voting power of our Class A common stock and depress the market price of our Class A common stock.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of income data and selected consolidated statements of cash flow data for fiscal years 2019 and 2018 and the selected consolidated balance sheet data as of September 30, 2019 and September 30, 2018 have been derived from our Consolidated Financial Statements included elsewhere in this prospectus. The selected consolidated statement of income data and summary consolidated statement of cash flow data for fiscal year 2017 have been derived from our Consolidated Financial Statements not included in this prospectus. The selected consolidated statements of income data and selected consolidated statements of cash flow data for the six months ended March 31, 2020 and 2019 and the selected consolidated balance sheet data as of March 31, 2020 have been derived from our unaudited Consolidated Financial Statements included elsewhere in this prospectus. In the opinion of management, our unaudited Consolidated Financial Statements were prepared on the same basis as our audited Consolidated Financial Statements and include all adjustments necessary for a fair presentation of the financial information set forth in those statements.

Our historical results are not necessarily indicative of future operating results and our results for the six months ended March 31, 2020 are not necessarily indicative of the results that may be expected for the full fiscal year or any other period. The selected financial data set forth below should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related Notes included elsewhere in this prospectus.

	Six Months Ended March 31,		Years Ended September 30,
(In thousands, except unit/share and per unit/ share data)	2020	2019	2019	2018	2017
Consolidated Statements of Income Data(1):
Net Sales	$411,628	$357,362	$794,203	$681,805	$632,631
Cost of Sales	(280,965)	(249,051)	(541,006)	(479,769)	(463,643)

Gross Profit	130,663	108,311	253,197	202,036	168,988
Selling, general and administrative expenses	(93,166)	(86,803)	(183,572)	(144,688)	(147,003)
Impairment of goodwill	—	—	—	—	(32,200)
Impairment of property, plant and equipment	—	—	—	—	(11,380)
Other general expenses	(5,093)	(4,158)	(9,076)	(4,182)	—
Gain (loss) on disposal of property, plant and equipment	(28)	(1,436)	(1,495)	(791)	(4,288)

Operating income (loss)	32,376	15,914	59,054	52,375	(25,883)
Interest expense	(39,734)	(41,773)	(83,205)	(68,742)	(61,577)
Loss before income taxes	(7,358)	(25,859)	(24,151)	(16,367)	(87,460)
Income tax benefit	1,600	5,072	3,955	23,112	20,049

Net income (loss)	$(5,758)	$(20,787)	$(20,196)	$6,745	$(67,411)

Basic and diluted earnings (loss) attributable to units outstanding	$(0.05)	$(0.19)	$(0.19)	$0.06	$(0.62)

Basic and diluted weighted-average units outstanding	108,162,741	108,162,741	108,162,741	108,162,741	108,162,741

Basic and diluted pro forma earnings (loss) per share attributable to common stockholders(2) (unaudited)	$(0.05)	$(0.18)	$(0.18)	$0.06	$(0.61)

Basic and diluted pro forma weighted-average common shares outstanding(2) (unaudited)	114,333,513	112,397,744	113,458,316	111,520,639	109,972,961

Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	$(68,032)	$(48,521)	$94,872	$67,302	$57,368
Net cash provided by (used in) investing activities	(60,240)	(33,208)	(62,935)	(335,682)	(22,511)
Net cash provided by (used in) financing activities	117,023	19,802	(8,273)	248,742	(12,104)
Purchases of property, plant and equipment	(42,606)	(33,233)	(63,006)	(42,758)	(22,511)

	As of March 31,	As of September 30,
		2019	2018
	2020	Actual	Actual
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$94,698	$105,947	$82,283
Working capital	261,052	150,593	138,870
Total assets	1,886,071	1,788,263	1,779,180
Total current liabilities	120,163	139,997	109,799
Total long-term debt—less current portion	1,229,844	1,103,313	1,107,989
Total member’s/stockholders’ equity	485,406	490,023	505,553

(1)

In connection with the completion of this offering, based on an assumed public offering price of $20.00 per share, which is the mid-point of the price range set forth on the cover of this prospectus, we estimate that we will incur aggregate equity compensation expense in the range of $114 million to $134 million as a result of the recognition of previously unrecognized compensation expense and one-time grants of options and restricted stock units to our directors, executive officers and employees. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Equity-Based Compensation.”

(2)

Pro forma to reflect the Corporate Conversion, without giving effect to the issuance of shares of Class A common stock in this offering. The pro forma information also includes the effects of the vested shares of Class A common stock issued in exchange for vested Profits Interests of the Partnership.

Non-GAAP Financial Measures

To supplement our Consolidated Financial Statements prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we use certain non-GAAP performance financial measures, as described below, to provide investors with additional useful information about our financial performance, to enhance the overall understanding of our past performance and future prospects and to allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP financial measures to assist investors in seeing our financial performance from management’s view and because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry. Our GAAP financial results include significant expenses that are not indicative of our ongoing operations as detailed in the tables below.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our Consolidated Financial Statements prepared and presented in accordance with GAAP.

	Six Months Ended March 31,		Years Ended September 30,
	2020	2019	2019	2018	2017
(In thousands)
Non-GAAP financial measures:
Adjusted Gross Profit	$161,755	$137,681	$314,858	$254,075	$224,516
Adjusted Net Income	37,916	24,067	72,277	59,226	42,812
Adjusted EBITDA	89,624	74,294	179,566	150,065	131,266
Adjusted EBITDA Margin	21.8%	20.8%	22.6%	22.0%	20.7%

Adjusted Gross Profit, Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted Gross Profit as gross profit before depreciation and amortization, business transformation costs and acquisition costs as described below. We define Adjusted Net Income as net income (loss) before depreciation and amortization, share-based compensation costs, asset impairment costs, business transformation costs, acquisition costs, initial public offering costs, capital structure transaction costs and certain other costs as described below. In addition, Adjusted Net Income for fiscal 2018 excludes the net benefit related to the remeasurement of our deferred tax assets and deferred tax liabilities as a result of the Tax Act. We define Adjusted EBITDA as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization and by adding to or subtracting therefrom items of expense and income as described above. Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by net sales. We believe Adjusted Gross Profit, Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses that can vary from company to company depending on, among other things, its financing, capital structure and the method by which its assets were acquired, and can also vary significantly from period to period. We also add back depreciation and amortization and share-based compensation because we do not consider them indicative of our core operating performance. We believe their exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we believe that showing gross profit and net income, as adjusted to remove the impact of these expenses, is helpful to investors in assessing our gross profit and net income performance in a way that is similar to the way management assesses our performance. Additionally, EBITDA and EBITDA margin are common measures of operating performance in our industry, and we believe they facilitate operating comparisons. Our management also uses Adjusted Gross Profit, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with other GAAP financial measures for planning purposes, including as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance. Management considers Adjusted Gross Profit and Adjusted Net Income as useful measures because our cost of sales includes the depreciation of property, plant and equipment used in the production of products and the amortization of various intangibles related to our manufacturing processes.

Adjusted Gross Profit, Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	These measures do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	These measures do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense or the cash requirements to pay our taxes;

•

Adjusted Gross Profit, Adjusted Net Income and Adjusted EBITDA exclude the expense of depreciation and amortization of our assets, and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future;

•

Adjusted Net Income and Adjusted EBITDA exclude the expense associated with our equity compensation plan, although equity compensation has been, and will continue to be, an important part of our compensation strategy;

•

Adjusted Gross Profit, Adjusted Net Income and Adjusted EBITDA exclude certain business transformation costs, acquisition costs and other costs, each of which can affect our current and future cash requirements; and

•

Other companies in our industry may calculate Adjusted Gross Profit, Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, none of these metrics should be considered indicative of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table presents reconciliations of the most comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures for the periods indicated:

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation

	Six Months Ended March 31,		Years Ended September 30,
	2020	2019	2019	2018	2017
(In thousands)
Net income (loss)	$(5,758)	$(20,787)	$(20,196)	$6,745	$(67,411)
Interest expense	39,734	41,773	83,205	68,742	61,577
Depreciation and amortization	48,628	46,391	93,929	77,665	77,657
Tax benefit	(1,600)	(5,072)	(3,955)	(23,112)	(20,049)
Share-based compensation costs	1,845	2,020	3,682	3,099	1,459
Asset impairment costs(1)	—	—	—	920	48,846
Business transformation costs(2)	326	9,777	16,560	5,822	8,562
Capital structure transaction costs(3)	—	—	—	367	295
Acquisition costs(4)	1,356	3,135	4,110	7,361	—
Initial public offering costs	5,093	4,158	9,076	789	—
Other costs(5)	—	(7,101)	(6,845)	1,667	20,330

Total adjustments	95,382	95,081	199,762	143,320	198,677

Adjusted EBITDA	$89,624	$74,294	$179,566	$150,065	$131,266

Adjusted EBITDA Margin	21.8%	20.8%	22.6%	22.0%	20.7%

(1)

Asset impairment costs reflect tangible and intangible asset impairment costs of $0.9 million and $48.8 million for fiscal 2018 and 2017, respectively. The tangible asset impairment costs for fiscal 2017 include the write off of $1.1 million of inventory relating to certain products determined not to be commercially viable.

(2)

Business transformation costs reflect consulting costs related to repositioning of our brands of $0.0 million and $3.2 million for the six months ended March 31, 2020 and 2019, respectively, and $4.3 million, $0.0 million and $2.0 million in fiscal 2019, 2018 and 2017, respectively, compensation costs related to the transformation of the senior management team of $0.3 million and $1.7 million for the six months ended March 31, 2020 and 2019, respectively, and $2.3 million, $0.2 million and $4.3 million in fiscal 2019, 2018 and 2017, respectively, costs related to the relocation of our corporate headquarters of $0.0 million and $1.9 million for the six months ended March 31, 2020 and 2019, respectively, and $2.0 million in fiscal 2019, startup costs of our new recycling facility of $0.0 million and $1.5 million for the six months ended March 31, 2020 and 2019, respectively, and $5.3 million in fiscal 2019, and other integration-related costs of $0.0 million and $1.5 million for the six months ended March 31, 2020 and 2019, respectively, and $2.7 million, $5.6 million and $2.3 million in fiscal 2019, 2018 and 2017, respectively.

(3)	Capital structure transaction costs reflect non-capitalizable debt and equity issuance costs.
(4)

Acquisition costs reflect costs directly related to completed acquisitions of $0.8 million and $3.1 million for the six months ended March 31, 2020 and 2019, respectively, and $4.1 million and $4.9 million in fiscal 2019 and 2018, respectively, and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.6 million and $0.0 million for the six months ended March 31, 2020 and 2019, respectively, and $2.4 million in fiscal 2018.

(5)

Other costs reflect costs for legal defense of $0.0 million and $0.6 million for the six months ended March 31, 2020 and 2019, respectively, and $0.9 million, $1.5 million and $5.2 million in fiscal 2019, 2018 and 2017, respectively, insurance reimbursement of ($7.7) million in the six months ended March 31, 2019, and in fiscal 2019, settlement costs of $0.0 million and $15.0 million in fiscal 2018 and 2017, respectively, and other miscellaneous adjustments of $0.0 million, $0.2 million and $0.1 million in fiscal 2019, 2018 and 2017, respectively.

Adjusted Gross Profit Reconciliation

	Six Months Ended March 31,		Years Ended September 30,
	2020	2019	2019	2018	2017
(In thousands)
Gross profit	$130,663	$108,311	$253,197	$202,036	$168,988
Depreciation and amortization(1)	30,538	27,861	56,398	49,611	53,917
Business transformation costs(2)	—	1,509	5,263	—	1,611
Acquisition costs(3)	554	—	—	2,428	—

Adjusted Gross Profit	$161,755	$137,681	$314,858	$254,075	$224,516

(1)

Depreciation and amortization for the six months ended March 31, 2020 and 2019, and fiscal 2019, 2018 and 2017 consists of $18.1 million, $14.1 million, $28.9 million, $23.0 million and $27.2 million, respectively, of depreciation and $12.4 million, $13.8 million, $27.5 million, $26.6 million and $26.7 million, respectively, of amortization of intangibles, comprised of intangibles relating to our manufacturing processes.

(2)

Business transformation costs reflect startup costs of our new recycling facility of $5.3 million in fiscal 2019 and other integration-related expenses for the six months ended March 31, 2019 and in fiscal 2017.

(3)	Acquisition costs reflect inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition.

Adjusted Net Income Reconciliation

	Six Months Ended March 31,		Years Ended September 30,
	2020	2019	2019	2018	2017
(In thousands)
Net income (loss)	$(5,758)	$(20,787)	$(20,196)	$6,745	$(67,411)
Depreciation and amortization(1)	48,628	46,391	93,929	77,665	77,657
Share-based compensation costs	1,845	2,020	3,682	3,099	1,459
Asset impairment costs(2)	—	—	—	920	48,846
Business transformation costs(3)	326	9,777	16,560	5,822	8,562
Capital structure transaction costs(4)	—	—	—	367	295
Acquisition costs(5)	1,356	3,135	4,110	7,361	—
Initial public offering costs	5,093	4,158	9,076	789	—
Other costs(6)	—	(7,101)	(6,845)	1,667	20,330
Tax impact of adjustments(7)	(13,574)	(13,526)	(28,039)	(22,702)	(46,926)
Tax Act remeasurement(8)	—	—	—	(22,507)	—

Adjusted Net Income	$37,916	$24,067	$72,277	$59,226	$42,812

(1)

Depreciation and amortization reflects depreciation of $20.9 million and $16.0 million for the six months ended March 31, 2020 and 2019, respectively, and $33.7 million, $26.3 million and $30.0 million in fiscal 2019, 2018 and 2017, respectively, and amortization of $27.7 million and $30.4 million for the six months ended March 31, 2020 and 2019, respectively, and $60.2 million, $51.4 million and $47.6 million in fiscal 2019, 2018 and 2017, respectively.

(2)

Asset impairment costs reflect tangible and intangible asset impairment costs of $0.9 million and $48.8 million in fiscal 2018 and 2017. The tangible asset impairment costs for fiscal 2017 include the write off of $1.1 million of inventory relating to certain products determined not to be commercially viable.

(3)

Business transformation costs reflect consulting costs related to repositioning of our brands of $0.0 million and $3.2 million for the six months ended March 31, 2020 and 2019, respectively, and $4.3 million, $0.0 million and $2.0 million in fiscal 2019, 2018 and 2017, respectively, compensation costs related to the transformation of the senior management team of $0.3 million and $1.7 million for the six months ended March 31, 2020 and 2019, respectively, and $2.3 million, $0.2 million and $4.3 million in fiscal 2019, 2018 and 2017, respectively, costs related to the relocation of our corporate headquarters of $0.0 million and $1.9 million for the six months ended March 31, 2020 and 2019, respectively, and $2.0 million in fiscal 2019, startup costs of our new recycling facility of $0.0 million and $1.5 million for the six months ended March 31, 2020 and 2019, respectively, and $5.3 million in fiscal 2019, and other integration-related costs of $0.0 million and $1.5 million for the six months ended March 31, 2020 and 2019, respectively, and $2.7 million, $5.6 million and $2.3 million in fiscal 2019, 2018 and 2017, respectively.

(4)	Capital structure transaction costs reflect non-capitalizable debt and equity issuance costs.
(5)

Acquisition costs reflect costs directly related to completed acquisitions of $0.8 million and $3.1 million for the six months ended March 31, 2020 and 2019, respectively, and $4.1 million and $4.9 million in fiscal 2019 and 2018, respectively, and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.6 million and $0.0 million for the six months ended March 31, 2020 and 2019, respectively, and $2.4 million in fiscal 2018.

(6)

Other costs reflect costs for legal defense of $0.0 million and $0.6 million for the six months ended March 31, 2020 and 2019, respectively, and $0.9 million, $1.5 million and $5.2 million in fiscal 2019, 2018 and 2017, respectively, insurance reimbursement of ($7.7) million in the six months ended March 31, 2019, and in fiscal 2019, settlement costs of $0.0 million and $15.0 million in fiscal 2018 and 2017, respectively, and other miscellaneous adjustments of $0.0 million, $0.2 million and $0.1 million in fiscal 2019, 2018 and 2017, respectively.

(7)

Tax impact of adjustments is based on applying a combined U.S. federal and state statutory tax rate of 24.5%, 24%, 24% and 38% for fiscal 2020, 2019, 2018 and 2017, respectively, except that a tax rate of 0% was applied to the adjustments for share-based compensation costs and for goodwill impairment in fiscal 2017 as those items did not give rise to income tax deductions.

(8)	Tax Act remeasurement is a one-time tax benefit of $22.5 million as a result of the remeasurement of certain deferred taxes due to the enactment of the Tax Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our Consolidated Financial Statements and related Notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview

We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable products focused on the highly attractive, fast-growing Outdoor Living market. Homeowners are continuing to invest in their outdoor spaces and are increasingly recognizing the significant advantages of long-lasting products, which are converting demand away from traditional materials, particularly wood. Our products transform those outdoor spaces by combining highly appealing aesthetics with significantly lower maintenance costs compared to traditional materials. Our innovative portfolio of Outdoor Living products, including deck, rail, trim and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. We are well known in the industry, and, according to data provided by Principia, we generally hold one of the top two market share positions by revenue in our product categories. In addition to our leading suite of Outdoor Living products, we sell a broad range of highly engineered products that are sold in commercial markets, including partitions, lockers and storage solutions. One of our core values is to “always do the right thing”. We make decisions according to what is right, not what is the cheapest, fastest or easiest, and we strive to always operate with integrity, transparency and the customer in mind. In furtherance of that value, we are focused on sustainability across our operations and have adopted strategies to enable us to meet the growing demand for environmentally-friendly products. Our businesses leverage a shared technology and U.S.-based manufacturing platform to create products that convert demand from traditional materials to those that are long lasting and low-maintenance, fulfilling our brand commitment to deliver products that are “Beautifully Engineered to Last”.

We report our results in two segments: Residential and Commercial. In our Residential segment, our primary consumer brands, TimberTech and AZEK, are recognized by contractors and consumers for their premium aesthetics, uncompromising quality and performance, and diversity of style and design options. In our Commercial segment, we manufacture engineered sheet products and high-quality bathroom partitions and lockers. Over our history we have developed a reputation as a leading innovator in our markets by leveraging our differentiated manufacturing capabilities, material science expertise and product management proficiency to consistently introduce new products into the market. This long-standing commitment has been critical to our ability to stay at the forefront of evolving industry trends and consumer demands, which in turn has allowed us to become a market leader across our core product categories.

Basis of Presentation

Our Consolidated Financial Statements in this prospectus have been derived from our accounts and those of our wholly-owned subsidiaries. Our Consolidated Financial Statements are based on a fiscal year ending September 30.

In June 2018, we acquired Versatex Holdings, LLC, or Versatex. The assets acquired and liabilities assumed in connection with this acquisition were included in our consolidated balance sheet as of September 30, 2018 and in our consolidated statement of comprehensive income (loss) and statement of cash flow beginning from the effective date of the acquisition in June 2018. The results of operations of Versatex are included in our Residential segment.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the following factors, which reflect our operating philosophy and continued focus on driving material conversion to our low-maintenance, engineered products in each of our markets.

Volume of Products Sold

Our net sales depend primarily on the volume of products we sell during any given period, and volume is affected by the following items:

•

Economic conditions: Demand for our products is significantly affected by a number of economic factors impacting our customers and consumers. For example, demand for products sold by our Residential segment is driven primarily by home repair and remodeling activity and, to a lesser extent, new home construction activity. The residential repair and remodeling market depends in part on home equity financing, and accordingly, the level of equity in homes will affect consumers’ ability to obtain a home equity line of credit and engage in renovations that would result in purchases of our products. Demand for our products is also affected by the level of interest rates and the availability of credit, consumer confidence and spending, housing affordability, demographic trends, employment levels and other macroeconomic factors that may influence the extent to which consumers engage in repair and remodeling projects to enhance the outdoor living spaces of their homes. Sales by our Commercial segment in the institutional construction market are affected by amounts available for expenditures in school construction, military bases and other public institutions, which depend in part on the availability of government funding and budgetary priorities. Sales of our engineered polymer materials in our industrial OEM markets are also affected by macroeconomic factors, in particular gross domestic product levels and levels of industrial production. Changes in these economic conditions can impact the volume of our products sold during any given period.

•

Material conversion: We have continued to increase sales of our products through our focused efforts to drive material conversion and market penetration of our products. We believe that there is a long-term trend toward material conversion from traditional materials, such as wood, to the low-maintenance, engineered materials we produce. We believe that our products offer a compelling value proposition due to their enhanced durability and lower maintenance costs compared to products manufactured from traditional materials, and we anticipate that sales of our products will continue to benefit from material conversion. The success of our efforts to drive conversion during any given period will impact the volume of our products sold during that period.

•

Product innovation: We continue to develop and introduce innovative products to accelerate material conversion and expand our markets. We believe that new products will enhance our ability to compete with traditional materials at a variety of price points, and we expect to continue to devote significant resources to developing innovative new products. The volume of our products sold during a given period will depend in part on our successfully introducing new products that generate additional demand as well as the extent to which new products may impact our sales of existing products.

•

Marketing and distribution: Demand for our products is influenced by our efforts to expand and enhance awareness of our premium brands and the benefits of our products as well as to drive continued material conversion. Within our Residential segment, we sell our products through a national network of more than 4,200 dealers, more than 35 distributors and multiple home improvement retailers providing extensive geographic coverage enabling us to effectively serve contractors across the United States and Canada. Within our Commercial segment, we sell our products through a widespread distribution network as well as directly to OEMs. Our customer-focused sales organization generates pull-through demand for our products by driving increased downstream engagement with consumers and key influencers such as architects, builders and contractors and by focusing on strengthening our position with dealers and growing our presence in retail. Our volume of product sales in a given period will be impacted by our ability to raise awareness of our brands and products.

Pricing

In general, our pricing strategy is to price our products at a premium relative to competing materials based on the value proposition they provide, including lower maintenance and lifetime costs. Our pricing strategy differs as between our two operating segments as follows:

•

Residential: Prices for our residential products are typically set annually, taking into account anticipated changes in input costs, market dynamics and new product introductions by us or our competitors.

•

Commercial: A number of our commercial product sales, such as those related to our partitions and lockers product lines, are customized by order, and, therefore, these products are typically priced based on the nature of the particular specifications ordered. For other commercial products, such as various Vycom product lines, we maintain standard pricing lists that we review and change periodically.

Cost of Materials

Raw material costs, including costs of petrochemical resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum, represent a majority of our cost of sales. The cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general business conditions. We seek to mitigate the effects of increases in raw material costs by broadening our supplier base, increasing our use of recycled material and scrap, reducing waste and exploring options for material substitution without sacrificing quality. We have long-standing relationships as well as guaranteed supply contracts with some of our key suppliers but, other than certain contracts with prices determined based on the current index price, we have no fixed-price contracts with any of our major vendors. Under our guaranteed supply contracts, the prices are either established annually based on a discount to the then-current market prices or, for purchase orders, based on market rates in effect when the orders become effective. Prices for spot market purchases are negotiated on a continuous basis in line with the market at the time. We have not entered into hedges with respect to our raw material costs at this time, but we may choose to enter into such hedges in the future. For additional information, see “—Quantitative and Qualitative Disclosures about Market Risk—Raw Materials; Commodity Price Risk.”

Product Mix

We offer a wide variety of products across numerous product lines within our Residential and Commercial segments, and these products are sold at different prices, are composed of different materials and involve varying levels of manufacturing complexity. In any particular period, changes in the volume of particular products sold and the prices of those products relative to other products will impact our average selling price and our cost of sales. For example, the gross margins of our Residential segment significantly exceed the gross margins of our Commercial segment. In addition to the impacts attributable to product mix as between the Residential and Commercial segments, our results of operations are impacted by the relative margins associated with individual products within our Residential and Commercial segments, which vary among products. As we continue to introduce new products at varying price points to compete with products made with wood or other traditional materials across a wide range of prices, our overall gross margins may vary from period to period as a result of changes in product mix and different margins for our higher and lower price point offerings. We may choose to introduce new products with initially lower gross margins with the expectation that those margins will improve over time as we improve our manufacturing efficiency for those products. In addition, our product mix and our gross margins may be impacted by our marketing decisions in a particular period as well as the rebates and incentives that we may extend to our customers in a particular period. We also continue to seek to enhance our gross margins by improving manufacturing efficiency across our operations, including by investing in, and expanding, our recycling capabilities and implementing initiatives to more efficiently use scrap and to reduce waste. Our success in achieving margin improvements through these initiatives may vary due to changes in product mix as different products benefit to different degrees from these initiatives.

Seasonality

Although we generally have demand for our products throughout the year, our sales have historically experienced some seasonality. We have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales and extended payment terms typically available during the second fiscal quarter of the year. As a result of these extended payment terms, our accounts receivable have typically reached seasonal peaks at the end of the second fiscal quarter of the year, and our net cash provided by operating activities has typically been lower in the second fiscal quarter relative to in other quarters. Our sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. This can vary dramatically based on, among other things, weather events such as rain, snow and extreme temperatures. We have generally experienced lower levels of sales of our residential products in the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduce the construction and renovation activity during the winter season. In addition, we have experienced higher levels of sales of our bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months when schools are typically closed and therefore are more likely to undergo remodel activities.

COVID-19

Since the onset of the COVID-19 pandemic, we have been focused on protecting our employees’ health and safety, meeting our customers’ needs as they navigate an uncertain financial and operating environment, working closely with our suppliers to protect our ongoing business operations and rapidly adjusting our short-, medium- and long-term operational plans to proactively and effectively respond to the current and potential future public health crises. While the COVID-19 pandemic presents very serious concerns for our business and operations, our employees and their families, our customers and our suppliers, we believe that we are adapting well to the wide-ranging changes that the global economy is currently undergoing, and we remain confident that we will continue to maintain business continuity, produce and sell our products safely and in compliance with applicable laws and governmental orders and mandates, maintain our robust and flexible supply chains and be in a strong position to maintain financial flexibility even in the event of a potentially extended economic downturn. This discussion and analysis is with respect to periods prior to the outbreak of the COVID-19 pandemic. For further discussion of the steps we have taken to respond to and mitigate the effects of the COVID-19 pandemic, see “Recent Developments—COVID-19.”

Although we have implemented measures to mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations, including reducing our production and expenses, we expect that these measures may not fully mitigate the impact of the COVID-19 pandemic on our business, financial condition and results of operations. We cannot predict the degree to, or the period over, which we will be affected by the pandemic and resulting governmental and other measures. We expect that the economic effects of the COVID-19 pandemic will likely continue to adversely affect demand for our products over the balance of fiscal 2020. The global impact of the COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the situation closely. As the COVID-19 pandemic continues, it may also have the effect of heightening many of the risks described in “Risk Factors” in this prospectus. See “Risk Factors” for a further discussion of the adverse impacts of the COVID-19 pandemic on our business.

Acquisitions

Throughout our history, we have made selected acquisitions, and we expect to continue to strategically pursue acquisitions to enhance our market position, supplement our product and technology portfolios and increase the diversity of our business.

Acquisition of Versatex, WES, LLC (Ultralox) and Return Polymers

During the year ended September 30, 2018, we acquired two businesses, Versatex and WES, LLC and its wholly owned subsidiary Ultralox Technology, LLC, which, together with WES, LLC, we collectively refer to as

Ultralox. Versatex is a leading producer of premium, low-maintenance engineered products with a focus on PVC trim and moulding products. Ultralox is a manufacturer of innovative aluminum railing systems and assembly machines. On January 31, 2020, we acquired Return Polymers Inc., or Return Polymers. Return Polymers is a leader in the development, implementation and delivery of recycled PVC compound solutions.

The acquisitions were accounted for as business combinations, and Versatex and Ultralox were acquired for aggregate consideration of $297.9 million, including $3.2 million for cash acquired. The cash purchase price for Versatex was financed with incremental borrowings under the Term Loan Credit Agreement in the amount of $225.0 million, through an equity contribution from the Sponsors in the amount of $40.0 million and with cash on hand. The Ultralox acquisition was paid for with cash on hand. Return Polymers was acquired for aggregate consideration of $18.1 million, including $0.2 million of cash on hand.

Results of Operations

The following tables summarize certain financial information relating to our operating results that have been derived from our audited Consolidated Financial Statements for the years ended September 30, 2019 and 2018 and unaudited Consolidated Financial Statements for the six months ended March 31, 2020 and 2019.

	Six Months Ended March 31,		$ Variance Increase/ (Decrease)	% Variance Increase/ (Decrease)	Years Ended September 30,		$ Variance Increase/ (Decrease)	% Variance Increase/ (Decrease)
(Dollars in thousands)	2020	2019			2019	2018
Net sales	$411,628	$357,362	$54,266	15.2%	$794,203	$681,805	$112,398	16.5%
Cost of sales	(280,965)	(249,051)	(31,914)	12.8	(541,006)	(479,769)	(61,237)	12.8

Gross profit	130,663	108,311	22,352	20.6	253,197	202,036	51,161	25.3
Selling, general and administrative expenses	(93,166)	(86,803)	(6,363)	7.3	(183,572)	(144,688)	(38,884)	26.9
Other general expenses	(5,093)	(4,158)	(935)	22.5	(9,076)	(4,182)	(4,894)	N/M	(1)
Gain (loss) on disposal of property, plant and equipment	(28)	(1,436)	1,408	(98.1)	(1,495)	(791)	(704)	89.0

Operating income (loss)	32,376	15,914	16,462	103.4	59,054	52,375	6,679	12.8
Interest expense, net	(39,734)	(41,773)	2,039	(4.9)	(83,205)	(68,742)	(14,463)	21.0
Income tax benefit	1,600	5,072	(3,472)	(68.5)	3,955	23,112	(19,157)	(82.9)

Net income (loss)	$(5,758)	$(20,787)	$15,029	(72.3)%	$(20,196)	$6,745	$(26,941)	N/M	(1)

(1)	“N/M” indicates that variance as a percentage is not meaningful.

Six Months Ended March 31, 2020, Compared with Six Months ended March 31, 2019

Net Sales

Net sales for the six months ended March 31, 2020 increased by $54.3 million, or 15.2%, to $411.6 million from $357.4 million during the six months ended March 31, 2019. The increase was primarily attributable to organic sales volume growth, including the expansion of our west coast distribution network in the first quarter. Net sales for the six months ended March 31, 2020 increased for our Residential segment by 17.7% and increased for our Commercial segment by 3.5%, as compared to the prior year.

Cost of Sales

Cost of sales for the six months ended March 31, 2020 increased by $31.9 million, or 12.8%, to $281.0 million from $249.1 million during the six months ended March 31, 2019, primarily due to $31.0 million of costs related to higher organic sales volumes, partially offset by net manufacturing productivity improvements as well as declining amortization expenses.

Gross Profit

Gross profit for the six months ended March 31, 2020 increased by $22.4 million, or 20.6%, to $130.7 million from $108.3 million during the six months ended March 31, 2019. Gross profit as a percent of net sales increased by 140 basis points to 31.7% during the six months ended March 31, 2020 compared to the six months ended March 31, 2019. The increase in gross profit as a percent of net sales was primarily driven by manufacturing productivity improvements, as well as declining amortization expense as a percentage of net sales and favorable price and mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended March 31, 2020 increased by $6.4 million, or 7.3%, primarily due to an insurance recovery received in the six months ended March 31, 2019 related to a litigation settlement of $7.7 million, in addition to higher employee costs in the six months ended March 31, 2020, partially offset by reduced marketing spend.

Interest Expense, net

Interest expense, net, decreased by $2.0 million, or 4.9%, during the six months ended March 31, 2020 compared to the six months ended March 31, 2019, primarily due to lower average interest rates during the six months ended March 31, 2020, when compared to the six months ended March 31, 2019, partially offset by the interest on the increased principal amount outstanding under our Revolving Credit Agreement during the six months ended March 31, 2020.

Income Taxes

Income tax benefit decreased by $3.5 million to $1.6 million for the six months ended March 31, 2020, from $5.1 million for the six months ended March 31, 2019, primarily due to a lower loss before income taxes during the six months ended March 31, 2020.

Net Income (Loss)

Net loss decreased by $15.0 million, or 72.3%, to a net loss of $5.8 million for the six months ended March 31, 2020 from a net loss of $20.8 million for the comparable period in 2019 for the reasons described above.

Year Ended September 30, 2019, Compared with Year Ended September 30, 2018

Net Sales

Net sales for the year ended September 30, 2019 increased by $112.4 million, or 16.5%, to $794.2 million from $681.8 million for the year ended September 30, 2018. The increase was primarily attributable to an increase in organic sales volume and $50.8 million from the Versatex and Ultralox acquisitions. Net sales for the year ended September 30, 2019 increased for our Residential segment by 20.9% and decreased for our Commercial segment by 0.8%, as compared to the prior year. Organic net sales, which excludes sales that are attributable to acquisitions, increased 8.3% for the year ended September 30, 2019 as compared to the year ended September 30, 2018.

Cost of Sales

Cost of sales for the year ended September 30, 2019 increased by $61.2 million, or 12.8%, to $541.0 million from $479.8 million for the year ended September 30, 2018, primarily due to $43.4 million of costs related to higher organic sales volumes, $35.7 million of costs related to higher acquisition sales volumes and $5.3 million of startup costs of our recycling facility. These increases were partially offset by net manufacturing productivity of $11.4 million in fiscal 2019 and no revaluation of off-specification finished goods in fiscal 2019, as compared to an $11.8 million revaluation in fiscal 2018, of which $2.0 million related to our Residential segment and $9.8 million related to our Commercial segment.

Gross Profit

Gross profit for the year ended September 30, 2019 increased by $51.2 million, or 25.3%, to $253.2 million from $202.0 million for the year ended September 30, 2018. Gross profit as a percent of net sales increased to 31.9% for the year ended September 30, 2019 compared to 29.6% for the year ended September 30, 2018. The increase in gross profit as a percent of net sales was primarily driven by net manufacturing productivity improvements, as well as by the absence in fiscal 2019 of revaluation of off-specification finished goods. The increase was partially offset by the startup costs of our recycling facility.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $38.9 million, or 26.9%, to $183.6 million, or 23.1% of net sales, for the year ended September 30, 2019 from $144.7 million, or 21.2% of net sales, for the year ended September 30, 2018. The increase was primarily attributable to $18.2 million resulting from our acquisitions of Versatex and Ultralox, $9.3 million in increased marketing spending related to our rebranding initiative, $9.2 million primarily related to increased headcount in our sales organization and professional fees of $3.4 million as we continue to invest in selling, marketing and R&D, partially offset by a $7.7 million insurance recovery received related to a previous litigation settlement.

Other General Expenses

Other general expenses increased by $4.9 million to $9.1 million during fiscal 2019 from $4.2 million during fiscal 2018. Fiscal 2019 expenses related to costs associated with our initial public offering, while fiscal 2018 expenses related to transaction costs in connection with the aforementioned fiscal 2018 acquisitions.

Loss on Disposal of Property, Plant and Equipment

Loss on disposal of property, plant and equipment increased by $0.7 million to $1.5 million for the year ended September 30, 2019 from $0.8 million during the year ended September 30, 2018 due to disposal of fixed assets in the normal course of business.

Interest Expense, net

Interest expense, net, increased by $14.5 million, or 21.0%, to $83.2 million for the year ended September 30, 2019 from $68.7 million for the year ended September 30, 2018. Interest expense increased primarily due to an increase of $225.0 million in borrowing under the Term Loan Credit Agreement relating to the acquisition of Versatex in fiscal 2018, as well as, higher rates on amounts borrowed under the Term Loan Credit Agreement.

Income Tax Benefit

Income tax benefit decreased by $19.1 million to $4.0 million for the year ended September 30, 2019 compared to $23.1 million for the year ended September 30, 2018. The decrease was primarily driven by the impact of remeasuring our deferred tax assets and liabilities as a result of the Tax Act in 2018, which lowered our statutory federal tax rate to 21% in the year ended September 30, 2018 from 35% in the year ended September 30, 2017. As a result of remeasuring our deferred tax assets and liabilities, we recorded a net benefit of approximately $22.5 million in fiscal 2018.

Net Income (Loss)

Net income decreased by $26.9 million to a net loss of $20.2 million for the year ended September 30, 2019 compared to net income of $6.7 million for the year ended September 30, 2018 primarily as a result of the changes described above.

Segment Results of Operations

We report our results in two segments: Residential and Commercial. The key segment measures used by our chief operating decision maker in deciding how to evaluate performance and allocate resources to each of the segments are Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin. Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin are calculated differently than our Adjusted EBITDA and Adjusted EBITDA Margin, which are further discussed under the heading “Selected Consolidated Financial Data—Non-GAAP Financial Measures.” Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin represent measures of segment profit reported to our chief operating decision maker for the purpose of making decisions about allocating resources to a segment and assessing its performance and are determined as disclosed in our Consolidated Financial Statements included elsewhere in this prospectus consistent with the requirements of the Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification, or ASC, 280. We define Segment Adjusted EBITDA as a segment’s net income (loss) before income tax (benefit) expense and by adding to or subtracting therefrom interest expense, net, depreciation and amortization, share-based compensation costs, asset impairment and inventory revaluation costs, business transformation costs, capital structure transaction costs, acquisition costs, initial public offering costs and certain other costs. Segment Adjusted EBITDA Margin is equal to a segment’s Segment Adjusted EBITDA divided by such segment’s net sales. Corporate expenses, which include selling, general and administrative costs related to our corporate offices, including payroll and other professional fees, are not included in computing Segment Adjusted EBITDA. Such corporate expenses increased by $1.9 million to $42.3 million during the year ended September 30, 2019, from $40.4 million during the year ended September 30, 2018, and increased by $6.5 million to $27.0 million for the six months ended March 31, 2020 from $20.5 million for the six months ended March 31, 2019.

Residential

The following table summarizes certain financial information relating to the Residential segment results that have been derived from our Consolidated Financial Statements for the years ended September 30, 2019 and 2018 and unaudited Consolidated Financial Statements for the six months ended March 31, 2020 and 2019.

	Six Months Ended				Years Ended
	March 31,				September 30,
	2020	2019	$ Variance	% Variance	2019	2018	$ Variance	% Variance
(Dollars in thousands)
Net Sales	$345,915	$293,888	$52,027	17.7%	$655,445	$541,942	$113,503	20.9%
Segment Adjusted EBITDA	101,721	80,728	20,993	26.0%	188,742	168,438	20,304	12.1%
Segment Adjusted EBITDA Margin	29.4%	27.5%	N/A	N/A	28.8%	31.1%	N/A	N/A

Net Sales

Net sales of the Residential segment for the six months ended March 31, 2020 increased by $52.0 million, or 17.7%, to $345.9 million from $293.9 million for the six months ended March 31, 2019. The increase was primarily attributable to an increase in organic sales volume, including the benefit from the expansion of our west coast distribution network during the first quarter of fiscal 2020.

Net sales of the Residential segment for the year ended September 30, 2019 increased by $113.5 million, or 20.9%, to $655.4 million from $541.9 million for the year ended September 30, 2018. The increase was primarily attributable to an increase in organic sales volume and $50.8 million from acquisitions. Organic net sales increased 10.9% for the year ended September 30, 2019 as compared to the year ended September 30, 2018.

Segment Adjusted EBITDA

Segment Adjusted EBITDA of the Residential segment for the six months March 31, 2020 increased by $21.0 million, or 26.0% to $101.7 million from $80.7 million for the six months ended March 31, 2019. The increase was mainly driven by higher net sales and net manufacturing productivity improvements, partially offset by investments in our sales organization and other operational investments.

Segment Adjusted EBITDA of the Residential segment for the year ended September 30, 2019 increased by $20.3 million, or 12.1%, to $188.7 million from $168.4 million for the year ended September 30, 2018. The increase was mainly driven by higher net sales, acquisitions and net manufacturing productivity improvements, partially offset by investments in selling, marketing and R&D.

Commercial

The following table summarizes certain financial information relating to the Commercial segment results that have been derived from our Consolidated Financial Statements for the years ended September 30, 2019 and 2018 and unaudited Consolidated Financial Statements for the six months ended March 31, 2020 and 2019.

	Six Months Ended				Years Ended
	March 31,				September 30,
	2020	2019	$ Variance	% Variance	2019	2018	$ Variance	% Variance
(Dollars in thousands)
Net Sales	$65,713	$63,474	$2,239	3.5%	$138,758	$139,863	$(1,105)	(0.8)%
Segment Adjusted EBITDA	6,155	7,483	(1,328)	(17.7)%	21,493	21,669	(176)	(0.8)%
Segment Adjusted EBITDA Margin	9.4%	11.8%	N/A	N/A	15.5%	15.5%	N/A	N/A

Net Sales

Net sales of the Commercial segment for the six months ended March 31, 2020 increased by $2.2 million, or 3.5%, to $65.7 million from $63.5 million for the six months ended March 31, 2019. The increase in sales was driven by growth in partition and locker sales partially offset by lower sales in the Vycom business.

Net sales of the Commercial segment for the year ended September 30, 2019 decreased by $1.1 million, or 0.8%, to $138.8 million from $139.9 million for the year ended September 30, 2018. The slight decrease was driven by weakness in certain end-user markets offset by growth in partitions and locker sales.

Segment Adjusted EBITDA

Segment Adjusted EBITDA of the Commercial segment for the six months ended March 31, 2020 decreased by $1.3 million, or 17.7%, to $6.2 million from $7.5 million for the six months ended March 31, 2019. The decrease was primarily driven by higher costs related to sales.

Segment Adjusted EBITDA of the Commercial segment was $21.5 million for the year ended September 30, 2019 compared to $21.7 million for the year ended September 30, 2018. A slight decrease in net sales was largely offset by improved net manufacturing productivity.

Quarterly Results of Operations

The following tables set forth our historical unaudited consolidated statements of income and operating results expressed as a dollar amount and as a percentage of net sales for each of the quarters indicated. The information for each quarter has been prepared on the same basis as our audited Consolidated Financial

Statements included elsewhere in this prospectus and reflects, in the opinion of management, all adjustments necessary for a fair presentation of the financial information presented. Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The quarterly financial data set forth below should be read together with our Consolidated Financial Statements and related Notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2020	December 31 2019	September 30 2019	June 30 2019	March 31 2019	December 31 2018	September 30 2018	June 30 2018	March 31 2018	December 31 2017
Net sales(1)	$245,585	$166,043	$215,534	$221,307	$219,931	$137,431	$191,137	$184,406	$200,863	$105,399
Cost of sales	(166,213)	(114,752)	(146,058)	(145,897)	(152,526)	(96,525)	(135,134)	(133,045)	(135,652)	(75,938)

Gross profit	79,372	51,291	69,476	75,410	67,405	40,906	56,003	51,361	65,211	29,461
Selling, general and administrative expenses	(49,693)	(43,473)	(46,584)	(50,185)	(44,336)	(42,467)	(38,058)	(42,040)	(37,023)	(27,567)
Other general expenses	(3,115)	(1,978)	(2,921)	(1,997)	(2,348)	(1,810)	—	(3,857)	—	(325)
Gain (loss) on disposal of property	(101)	73	(23)	(36)	(189)	(1,247)	(465)	(215)	16	(127)

Operating (loss) income	26,463	5,913	19,948	23,192	20,532	(4,618)	17,480	5,249	28,204	1,442

Other expenses:
Interest expense	(19,975)	(19,759)	(19,992)	(21,440)	(21,283)	(20,490)	(20,256)	(17,477)	(15,732)	(15,277)
Total other expenses	(19,975)	(19,759)	(19,992)	(21,440)	(21,283)	(20,490)	(20,256)	(17,477)	(15,732)	(15,277)

Income (loss) before income taxes	6,488	(13,846)	(44)	1,752	(751)	(25,108)	(2,776)	(12,228)	12,472	(13,835)
Income tax provision (benefit)(2)	2,400	4,000	(876)	(241)	(765)	5,837	(1,788)	2,000	(3,400)	26,300

Net income (loss)	$4,088	$(9,846)	$(920)	$1,511	$(1,516)	$(19,271)	$(4,564)	$(10,228)	$9,072	$12,465

(1)

Net sales are impacted by seasonality as we have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales. Net sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. This can vary dramatically based on, among other things, weather events such as rain, snow and extreme temperatures. We have generally experienced lower levels of sales of our residential products in the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduce the construction and renovation activity during the winter season. In addition, we have experienced higher levels of sales of our bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months when schools are typically closed and therefore are more likely to undergo remodel activities.

(2)

On December 22, 2017, the President of the United States signed and enacted the Tax Act. This lowered our federal corporate tax rate, and, as a result, we recorded a $22.5 million net income tax benefit in three months ended December 31, 2017 for the remeasurement of our deferred tax assets and liabilities.

	Three Months Ended
	March 31, 2020	December 31 2019	September 30 2019	June 30 2019	March 31 2019	December 31 2018	September 30 2018	June 30 2018	March 31 2018	December 31 2017
Net sales(1)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(67.7)%	(69.1)%	(67.8)%	(65.9)%	(69.4)%	(70.2)%	(70.7)%	(72.1)%	(67.5)%	(72.0)%

Gross profit	32.3%	30.9%	32.2%	34.1%	30.6%	29.8%	29.3%	27.9%	32.5%	28.0%
Selling, general and administrative expenses	(20.2)%	(26.2)%	(21.6)%	(22.7)%	(20.2)%	(30.9)%	(19.9)%	(22.8)%	(18.4)%	(26.2)%
Other general expenses	(1.3)%	(1.2)%	(1.4)%	(0.9)%	(1.1)%	(1.3)%	0.0%	(2.1)%	0.0%	(0.3)%
Gain (loss) on disposal of property	(0.0)%	0.0%	0.0%	0.0%	(0.1)%	(0.9)%	(0.2)%	(0.1)%	0.0%	(0.1)%

Operating (loss) income	10.8%	3.6%	9.3%	10.5%	9.3%	(3.4)%	9.1%	2.8%	14.0%	1.4%

Other expenses:
Interest expense	(8.1)%	(11.9)%	(9.3)%	(9.7)%	(9.7)%	(14.9)%	(10.6)%	(9.5)%	(7.8)%	(14.5)%
Total other expenses	(8.1)%	(11.9)%	(9.3)%	(9.7)%	(9.7)%	(14.9)%	(10.6)%	(9.5)%	(7.8)%	(14.5)%

Income (loss) before income taxes	2.6%	(8.3)%	0.0%	0.8%	(0.3)%	(18.3)%	(1.5)%	(6.6)%	6.2%	(13.1)%
Income tax provision (benefit)(2)	1.0%	2.4%	(0.4)%	(0.1)%	(0.3)%	4.2%	(0.9)%	1.1%	(1.7)%	25.0%

Net income (loss)	1.7%	(5.9)%	(0.4)%	0.7%	(0.7)%	(14.0)%	(2.4)%	(5.5)%	4.5%	11.8%

(1)

Net sales are impacted by seasonality as we have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales. Net sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. This can vary dramatically based on, among other things, weather events such as rain, snow and extreme temperatures. We have generally experienced lower levels of sales of our residential products in the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduce the construction and renovation activity during the winter season. In addition, we have experienced higher levels of sales of our bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months when schools are typically closed and therefore are more likely to undergo remodel activities.

(2)

On December 22, 2017, the President of the United States signed and enacted the Tax Act. This lowered our federal corporate tax rate, and, as a result, we recorded a $22.5 million net income tax benefit in three months ended December 31, 2017 for the remeasurement of our deferred tax assets and liabilities.

Liquidity and Capital Resources

Liquidity Outlook

Our primary cash needs are to fund working capital, capital expenditures, debt service and any acquisitions we may undertake. We have, and, after this offering will continue to have, significant debt and debt service requirements. As of March 31, 2020, we had cash and cash equivalents of $94.7 million and total indebtedness of $1,248.3 million. CPG International LLC had approximately $16.0 million available under the borrowing base for future borrowings as of March 31, 2020. CPG International LLC also has the option to increase the commitments under the Revolving Credit Agreement by up to $100.0 million, subject to certain conditions. In the year ended September 30, 2019, we had interest expense of $83.2 million.

During the three months ended March 31, 2020, we borrowed $129.0 million under the Revolving Credit Agreement, including, on March 16, 2020, $89.0 million to enhance our financial flexibility in light of uncertainties resulting from the COVID-19 pandemic.

On June 5, 2020, we entered into the RCA Amendment, which established $8.5 million of commitments for FILO Loans under the Revolving Credit Agreement. The FILO Loans are available to be drawn in a single disbursement on or prior to December 31, 2020. The availability of the FILO Loans will be subject to satisfaction of certain conditions at the time of borrowing, including the value of borrowing-base eligible assets at the time of borrowing. Under the terms of the Revolving Credit Agreement as amended by the RCA Amendment, FILO

Loans may be borrowed against increased percentages of borrowing-base eligible assets (as compared to the percentages of borrowing-base eligible assets applicable to all other loans under the Revolving Credit Agreement). The RCA Amendment did not increase the total aggregate amount of commitments under the Revolving Credit Agreement. Borrowing of FILO Loans under the Revolving Credit Agreement will reduce the total aggregate commitments available for revolving loans for so long as the FILO Loans remain outstanding. If borrowed, the FILO Loans will mature on December 4, 2021. There is no assurance that we will be able to draw on the FILO Loans at any time.

We expect to redeem the $350.0 million in aggregate principal amount of outstanding Senior Notes issued on May 12, 2020 with the net proceeds from this offering at a redemption price of 107.125% of the outstanding principal amount, plus accrued and unpaid interest to the redemption date. We also intend to use a portion of the net proceeds received by us from this offering to repay $198.3 million of the outstanding principal amount under our Term Loan Credit Agreement.

We believe we will have adequate liquidity over the next 12 months to operate our business and to meet our cash requirements as a result of cash flows from operating activities, available cash balances and availability under our Revolving Credit Agreement after consideration of our debt service and other cash requirements. In the longer term, our liquidity will depend on many factors, including our results of operations, our future growth, the timing and extent of our expenditures to develop new products and improve our manufacturing capabilities, the expansion of our sales and marketing activities and the extent to which we make acquisitions. Changes in our operating plans, material changes in anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional equity and/or debt financing in future periods.

Holding Company Status

We are a holding company and do not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or make other distributions to us. See “Description of Certain Indebtedness.”

CPG International LLC is party to the Senior Secured Credit Facilities. The obligations under the Senior Secured Credit Facilities are secured by specified assets as described under “Description of Certain Indebtedness.” The obligations under the Senior Secured Credit Facilities are guaranteed by CPG Newco LLC and the wholly owned domestic subsidiaries of CPG International LLC other than certain immaterial subsidiaries and other excluded subsidiaries.

The Senior Secured Credit Facilities contain covenants restricting payments of dividends by CPG International LLC unless certain conditions, as provided in the Senior Secured Credit Facilities, are met. The covenants under our Senior Secured Credit Facilities provide for certain exceptions for specific types of payments. However, other than restricted payments under the specified exceptions, the covenants under our Term Loan Credit Agreement generally prohibit the payment of dividends unless the fixed charge coverage ratio of CPG International LLC, on a pro forma basis, for the four quarters preceding the declaration or payment of such dividend would be at least 2.00 to 1.00 and such restricted payments do not exceed an amount based on the sum of $40 million plus 50% of consolidated net income for the period commencing October 1, 2013 to the end of the most recent fiscal quarter for which internal consolidated financial statements of CPG International LLC are available at the time of such restricted payment, plus certain customary addbacks. Based on the general restrictions in our Term Loan Credit Agreement as of September 30, 2019, CPG International LLC would not have been permitted to declare or pay dividends, except for the specific purposes specified in the Senior Secured Credit Facilities, and, accordingly, $490.0 million of the assets of CPG International LLC were restricted pursuant to the terms of the Senior Secured Credit Facilities.

Since the restricted net assets of CPG Newco LLC and its subsidiaries exceed 25% of our consolidated net assets, in accordance with Rule 12-04, Schedule 1 of Regulation S-X, refer to our Consolidated Financial Statements included elsewhere in this prospectus for condensed parent company financial statements of CPG Newco LLC.

Cash Sources

We have historically relied on cash flows from operations generated by CPG International LLC, borrowings under the credit facilities, issuances of notes and other forms of debt financing and capital contributions to fund our cash needs.

On September 30, 2013, our subsidiary, CPG International LLC (as successor-in-interest to CPG Merger Sub LLC, a limited liability company formed to effect the acquisition of CPG International LLC), Deutsche Bank AG New York Branch, as administrative agent and collateral agent, or the Revolver Administrative Agent, and the lenders party thereto entered into the Revolving Credit Agreement. On March 9, 2017, the Revolving Credit Agreement was amended and restated to provide for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. The borrowing base is limited to a specified percentage of eligible accounts receivable and inventory, less reserves that may be established by the Revolver Administrative Agent in the exercise of its reasonable credit judgment. On June 5, 2020, we entered into the RCA Amendment, which established $8.5 million of commitments for FILO Loans under the Revolving Credit Agreement. Under the terms of the Revolving Credit Agreement as amended by the RCA Amendment, FILO Loans may be borrowed against increased percentages of borrowing-base eligible assets (as compared to the percentages of borrowing-base eligible assets applicable to all other loans under the Revolving Credit Agreement). The RCA Amendment did not increase the total aggregate amount of commitments under the Revolving Credit Agreement. FILO Loans may be borrowed in a single disbursement on or prior to December 31, 2020. Borrowing of FILO Loans under the Revolving Credit Agreement will reduce the total aggregate commitments available for revolving loans for so long as the FILO Loans remain outstanding. If borrowed, the FILO Loans will mature on December 4, 2021. There is no assurance that we will be able to draw on the FILO Loans at any time. As of March 31, 2020 and September 30, 2019 and 2018, CPG International LLC had $129.0 million, $0.0 million and $0.0 million, respectively, of outstanding borrowings under the Revolving Credit Agreement and had $5.0 million, $3.0 million and $3.1 million, respectively, of outstanding letters of credit held against the Revolving Credit Agreement. As of March 31, 2020 and September 30, 2019, CPG International LLC had approximately $16.0 million and $113.7 million, respectively, available under the borrowing base for future borrowings in addition to cash and cash equivalents on hand of $94.7 million and $105.9 million, respectively. Because our borrowing capacity under the Revolving Credit Agreement depends, in part, on inventory, accounts receivable and other assets that fluctuate from time to time, the amount available under the borrowing base may not reflect actual borrowing capacity under the Revolving Credit Agreement.

Cash Uses

Our principal cash requirements have included working capital, capital expenditures, payments of principal and interest on our debt, and, if market conditions warrant, making selected acquisitions. We may elect to use cash from operations, debt proceeds, equity or a combination thereof to finance future acquisition opportunities.

Cash Flows

	Six Months Ended March 31,		$ Variance	% Variance	Years Ended September 30,		$ Variance	% Variance
	2020	2019	Increase/ (Decrease)	Increase/ (Decrease)	2019	2018	Increase/ (Decrease)	Increase/ (Decrease)
Net cash provided by (used in) operating activities	$(68,032)	$(48,521)	$19,511	40.2%	$94,872	$67,302	$27,570	41.0%
Net cash provided by (used in) investing activities	(60,240)	(33,208)	27,032	81.4%	(62,935)	(335,682)	272,747	81.3%
Net cash provided by (used in) financing activities	117,023	19,802	97,221	491.0%	(8,273)	248,742	(257,015)	(103.3)%

Net (decrease) increase in cash	$(11,249)	$(61,927)	$(50,678)	(81.8)%	$23,664	$(19,638)	$43,302	N/M (1)

(1)	“N/M” indicates that variance as a percentage is not meaningful

Six Months Ended March 31, 2020, Compared with Six Months Ended March 31, 2019

Cash Provided by (Used in) Operating Activities

Net cash used in operating activities was $68.0 million and $48.5 million for the six months ended March 31, 2020 and 2019, respectively. During the first half of our fiscal year, we operate programs to prepare for increased purchases during the building season, and as a result, we typically experience an increase in cash used in operating activities relative to the second half of our fiscal year. The $19.5 million increase is a result of a net increase in working capital as we built inventory during the period and reduced certain payables in accrued expenses.

Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $60.2 million and $33.2 million for the six months ended March 31, 2020 and 2019, respectively, primarily representing purchases of property, plant and equipment in the normal course of business and the acquisition of Return Polymers for $18.1 million.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $117.0 million and $19.8 million for the six months ended March 31, 2020 and 2019, respectively. Net cash provided by financing activities for the six months ended March 31, 2020 consisted of proceeds from our Revolving Credit Agreement, offset by debt payments, redemptions of equity interests in the Partnership and payments of costs related to our initial public offering, as compared to the six months ended March 31, 2019, which consisted of proceeds from our Revolving Credit Agreement, offset by payments for debt and contingent consideration related to the acquisition of Ultralox.

Year Ended September 30, 2019, Compared with Year Ended September 30, 2018

Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $94.9 million and $67.3 million for the years ended September 30, 2019 and 2018, respectively. Cash provided by operating activities for fiscal 2019 increased by approximately $27.6 million over fiscal 2018 as the decrease in net income in fiscal 2019 compared to fiscal 2018 was more than offset by increased deferred tax expense and depreciation and amortization in fiscal 2019 compared to fiscal 2018 and a net increase in working capital in fiscal 2019 primarily related to the timing of payments.

Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $62.9 million and $335.7 million for the years ended September 30, 2019 and 2018, respectively. In fiscal 2019, cash used in investing activities related to $63.0 million for purchases of property, plant and equipment. In fiscal 2018, cash used in investing activities primarily related to $293.0 million used to complete acquisitions as well as $42.8 million for purchases of property, plant and equipment. A majority of the $42.8 million of property, plant and equipment purchased in fiscal 2018 related to the purchase of manufacturing equipment in connection with the establishment of a recycling plant that was opened in 2019.

Cash Provided by (Used in) Financing Activities

Net cash provided by (used in) financing activities was $(8.3) million and $248.7 million for the years ended September 30, 2019 and 2018, respectively. Net cash used in financing activities in fiscal 2019 consisted primarily of payments of $8.3 million on long-term debt. In fiscal 2018, we received $224.4 million of proceeds from incremental borrowings under the Term Loan Credit Agreement as well as $40.0 million of aggregate proceeds from capital contributions by the Sponsors and certain of the other limited partners of the Partnership, made in connection with acquisitions. We expect to redeem the $350 million in aggregate principal amount of outstanding Senior Notes with the net proceeds from this offering at a redemption price of 107.125% of the outstanding principal amount, plus accrued and unpaid interest to the redemption date. We also intend to use a portion of the net proceeds received by us from this offering to repay $198.3 million of the outstanding principal amount under our Term Loan Credit Agreement. As a result of the expected redemption of the Senior Notes and the prepayment of principal under the Term Loan Credit Agreement with net proceeds of this offering, our annual cash interest payments are expected to be reduced by approximately $45.0 million.

Indebtedness

Revolving Credit Agreement

The Revolving Credit Agreement provides for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. Outstanding revolving loans under the Revolving Credit Agreement will bear interest at a rate which equals, at our option, either (i) for alternative base rate, or ABR, borrowings, the highest of (a) the Federal Funds Rate plus 50 basis points, (b) the prime rate and (c) the LIBOR, as of such date for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, plus, in each case, a spread of 50 to 100 basis points based on average historical availability, or (ii) for Eurocurrency borrowings, adjusted LIBOR plus a spread of 150 to 200 basis points, based on average historical availability. On June 5, 2020, we entered into the RCA Amendment, which established $8.5 million of commitments for FILO Loans. The commitments for the FILO Loans do not increase the total aggregate amount of commitments under the Revolving Credit Agreement, as the total aggregate amount of revolving commitments under the Revolving Credit Agreement will be reduced by the amount of any FILO loans outstanding. The FILO Loans are available to be drawn in a single disbursement on or prior to December 31, 2020. Outstanding FILO Loans under the Revolving Credit Agreement will bear interest at a rate which equals, at our option, either (i) for alternative base rate, or ABR, borrowings, the highest of (a) the Federal Funds Rate plus 50 basis points, (b) the prime rate and (c) the LIBOR, as of such date for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, plus, in each case, a spread of 250 basis points based on average historical availability, or (ii) for Eurocurrency borrowings, adjusted LIBOR plus a spread of 350 basis points.

A “commitment fee” accrues on any unused portion of the revolving commitments under the Revolving Credit Agreement during the preceding three calendar month period. If the average daily used percentage is greater than 50%, the commitment fee equals 25 basis points, and if the average daily used percentage is less than or equal to 50%, the commitment fee equals 37.5 basis points. After giving effect to the redemption of the

Senior Notes using net proceeds from this offering, the Revolving Credit Agreement will mature on March 9, 2022. During the three months ended March 31, 2020, we borrowed $129.0 million under the Revolving Credit Agreement, including, on March 16, 2020, $89.0 million to enhance our financial flexibility in light of uncertainties resulting from the COVID-19 pandemic. On May 14, 2020, following the issuance of the Senior Notes on May 12, 2020, we repaid $15.0 million of outstanding principal amount under the Revolving Credit Agreement.

The obligations under the Revolving Credit Agreement are secured by a first priority security interest in certain assets, including substantially all of the accounts receivable, inventory, deposit accounts, securities accounts and cash assets of CPG Newco LLC, CPG International LLC and the subsidiaries of CPG International LLC that are guarantors under the Revolving Credit Agreement, and the proceeds thereof (subject to certain exceptions), or the Revolver Priority Collateral, plus a second priority security interest in all of the Term Loan Priority Collateral (as defined below). The obligations under the Revolving Credit Agreement are guaranteed by CPG Newco LLC and the wholly owned domestic subsidiaries of CPG International LLC other than certain immaterial subsidiaries and other excluded subsidiaries.

Revolving loans under the Revolving Credit Agreement may be voluntarily prepaid in whole, or in part, in each case without premium or penalty. Other than in the case of a mandatory prepayment, FILO Loans under the Revolving Credit Agreement may not be repaid prior to maturity unless all revolving loans have been repaid. CPG International LLC is also required to make mandatory prepayments (i) when aggregate borrowings exceed commitments or the applicable borrowing base and (ii) during “cash dominion,” which occurs if (a) the availability under the Revolving Credit Agreement is less than the greater of (i) $12.5 million and (ii) 10% of the lesser of (x) $150.0 million and (y) the borrowing base, for five consecutive business days or (b) certain events of default have occurred and are continuing.

The Revolving Credit Agreement contains affirmative covenants that are customary for financings of this type, including allowing the Revolver Administrative Agent to perform periodic field exams and appraisals to evaluate the borrowing base. The Revolving Credit Agreement contains various negative covenants, including limitations on, subject to certain exceptions, the incurrence of indebtedness, the incurrence of liens, dispositions, investments, acquisitions, restricted payments, transactions with affiliates, as well as other negative covenants customary for financings of this type. The Revolving Credit Agreement also includes a financial maintenance covenant, applicable only when the excess availability is less than the greater of (i) 10% of the lesser of the aggregate commitments under the Revolving Credit Agreement and the borrowing base, and (ii) $12.5 million. In such circumstances, we would be required to maintain a minimum fixed charge coverage ratio (as defined in the Revolving Credit Agreement) for the trailing four quarters equal to at least 1.0 to 1.0; subject to our ability to make an equity cure (no more than twice in any four quarter period and up to five times over the life of the facility). As of March 31, 2020 and September 30, 2019, CPG International LLC was in compliance with the financial and nonfinancial covenants imposed by the Revolving Credit Agreement. The Revolving Credit Agreement also includes customary events of default, including the occurrence of a change of control.

We also have the option to increase the commitments under the Revolving Credit Agreement by up to $100.0 million, subject to certain conditions.

Term Loan Credit Agreement

The Term Loan Credit Agreement is a first lien term loan. As of March 31, 2020 and September 30, 2019, CPG International LLC had $804.3 million and $808.5 million, respectively, outstanding under the Term Loan Credit Agreement. After giving effect to the redemption of the Senior Notes using net proceeds from this offering, the Term Loan Credit Agreement will mature on May 5, 2024.

The interest rate applicable to the outstanding principal under the Term Loan Credit Agreement equals, at our option, either, (i) in the case of ABR borrowings, the highest of (a) the Federal Funds Rate as of such day plus 50 basis points, (b) the prime rate and (c) the LIBOR as of such day for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, provided that in no event will the alternative base rate be less than 200 basis points, plus, in each case, the applicable margin of 275 basis points per annum; or (ii) in the case of Eurocurrency borrowings, the greater of (a) the LIBOR in effect for such interest period divided by one, minus the statutory reserves applicable to such Eurocurrency borrowing, if any, and (b) 100 basis points, plus the applicable margin of 375 basis points per annum.

The obligations under the Term Loan Credit Agreement are secured by a first priority security interest in the membership interests of CPG International LLC owned by CPG Newco LLC, the equity interests of CPG International LLC’s domestic subsidiaries and all remaining assets not constituting Revolver Priority Collateral (subject to certain exceptions) of CPG Newco LLC, CPG International LLC and the subsidiaries of CPG International LLC that are guarantors under the Term Loan Credit Agreement, or the Term Loan Priority Collateral, and a second priority security interest in the Revolver Priority Collateral. The obligations under the Term Loan Credit Agreement are guaranteed by CPG Newco LLC and the wholly owned domestic subsidiaries of CPG International LLC other than certain immaterial subsidiaries and other excluded subsidiaries.

The Term Loan Credit Agreement may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than the Prepayment Premium, as defined in the Term Loan Credit Agreement, if applicable), subject to certain customary conditions. CPG International LLC is also required to make mandatory prepayments in an amount equal to (i) 100% of the net cash proceeds from casualty events or the disposition of property or assets, subject to customary reinvestment rights, (ii) 100% of the net cash proceeds from the incurrence or issuance of indebtedness (other than permitted indebtedness) by CPG International LLC or any restricted subsidiary and (iii) 50% of excess cash flow, with such percentage subject to reduction (to 25% and to 0%) upon achievement of specified leverage ratios and which prepayment may be declined by the lenders under the Term Loan Credit Agreement. The estimated prepayment from excess cash flow was $6.4 million at September 30, 2019. Additionally, CPG International LLC is required to pay the outstanding principal amount of the Term Loan Credit Agreement in quarterly installments of 0.25253% of the aggregate principal amount under the Term Loan Credit Agreement outstanding, and such quarterly payments may be reduced as a result of prepayments.

The Term Loan Credit Agreement contains affirmative covenants, negative covenants and events of default, which are broadly consistent with those in the Revolving Credit Agreement (with certain differences consistent with the differences between a revolving loan and term loan) and that are customary for facilities of this type. The Term Loan Credit Agreement does not have any financial maintenance covenants. As of March 31, 2020 and September 30, 2019, CPG International LLC was in compliance with the covenants imposed by the Term Loan Credit Agreement. The Term Loan Credit Agreement also includes customary events of default, including the occurrence of a change of control.

We have the right to arrange for incremental term loans under the Term Loan Credit Agreement of up to an aggregate principal amount of $150.0 million, plus the amounts incurred under Incremental Amendment No. 1 thereto, plus any amounts previously voluntarily prepaid, with additional incremental term loans available if certain leverage ratios are achieved.

Senior Notes

On May 12, 2020, CPG International LLC issued $350.0 million aggregate principal amount of 9.500% senior notes due May 15, 2025. The Senior Notes are obligations of CPG International LLC and are guaranteed by its subsidiaries that also guarantee the Revolving Credit Agreement and the Term Loan Credit Agreement.

At any time, CPG International LLC may redeem the Senior Notes in whole or in part, subject to specified make-whole obligations or redemption prices. CPG International LLC may, prior to May 15, 2022, at its option, redeem up to 40% of the aggregate principal amount or 100% of the aggregate principal amount of the Senior Notes with the proceeds of a Qualified IPO (as defined in the indenture governing the Senior Notes) at a redemption price equal to 107.125% of the principal amount of the Senior Notes, plus accrued and unpaid interest to the redemption date. This offering will constitute a Qualified IPO, and we intend to use net proceeds received by us from this offering to redeem all of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest.

2013 Notes

On September 30, 2013, CPG International LLC issued $315.0 million aggregate principal amount of 8.000% senior notes due October 1, 2021. On May 12, 2020, in conjunction with the issuance of the Senior Notes, CPG International LLC satisfied and discharged its obligations with respect to the 2013 Notes, and the 2013 Notes will be redeemed in full on June 6, 2020 at a redemption price equal to par plus accrued and unpaid interest to the redemption date.

Restrictions on Dividends

The Senior Secured Credit Facilities each restrict payments of dividends unless certain conditions, as provided in the Revolving Credit Agreement or the Term Loan Credit Agreement, as applicable, are met. For more information on our outstanding indebtedness, see “Description of Certain Indebtedness.”

Off-Balance Sheet Arrangements

In addition to our debt guarantees, we have contractual commitments for purchases of certain minimum quantities of raw materials at index-based prices, and non-cancelable capital and operating leases, outstanding letters of credit and fixed asset purchase commitments. We have no other material non-cancelable guarantees or commitments, and no material special purpose entities or other off-balance sheet debt obligations.

Contractual Obligations

The following table summarizes our contractual cash obligations as of September 30, 2019. This table does not include information on our recurring purchases of materials for use in production, as our raw materials purchase contracts do not require fixed or minimum quantities.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(In thousands)
Long-term indebtedness, excluding interest(1)	$1,124,612	$8,304	$331,608	$784,700	$—
Interest on long-term indebtedness(2)	271,185	72,948	119,219	79,018	—
Capital lease obligations	8,457	1,510	2,725	1,433	2,789
Finance lease obligations	8,258	459	1,557	1,635	4,607
Raw material purchase commitments(3)	5,631	5,631	—	—	—
Operating lease obligations	3,045	1,097	1,485	463	—
Fixed asset purchase commitments(4)	670	670	—	—	—

Total contractual obligations	$1,421,858	$90,619	$456,594	$867,249	$7,396

(1)

As of September 30, 2019, long-term indebtedness, excluding interest, consisted of $808.5 million under the Term Loan Credit Agreement and $315.0 million of outstanding 2013 Notes. During the three months ended March 31, 2020, we borrowed $129.0 million under the Revolving Credit Agreement, including, on March 16, 2020, $89.0 million to enhance our financial flexibility in light of uncertainties resulting from the COVID-19 pandemic. On May 12, 2020, we issued the Senior Notes in an aggregate principal amount of $350.0 million, and we satisfied and discharged our obligations with respect to the 2013 Notes. The 2013 Notes will be redeemed on June 6, 2020. On May 14, 2020, following the issuance of the Senior Notes, we also repaid $15.0 million of the outstanding principal amount under our Revolving Credit Agreement. Giving effect to our borrowings under the Revolving Credit Agreement during the three months ended March 31, 2020, the issuance of the Senior Notes, the redemption of the 2013 Notes, the repayment of $15.0 million of outstanding principal amount under our Revolving Credit Agreement, the redemption of the Senior Notes with net proceeds of this offering and the prepayment of $198.3 million of outstanding principal amount under our Term Loan Credit Agreement with net proceeds of this offering, our long-term indebtedness, excluding interest, under “Due in less than 1 year” is expected to be reduced by

$8.3 million, our long-term indebtedness, excluding interest under “Due in 1—3 years” is expected to be reduced by $217.6 million and our long-term indebtedness, excluding interest, under “Due in 3-5 years” is expected to be reduced by $173.4 million, in each case with a corresponding decrease in “Total contractual obligations.” After giving effect to the redemption of the Senior Notes, the Term Loan Credit Agreement will mature on May 5, 2024, and the Revolving Credit Agreement will mature on March 9, 2022.
(2)

Interest on long-term indebtedness includes interest of 8.000% on the $315.0 million outstanding 2013 Notes and interest on our outstanding borrowings of $808.5 million under the Term Loan Credit Agreement equal to, at our option, either, (i) in the case of ABR borrowings, the highest of (a) the Federal Funds Rate as of such day plus 50 basis points, (b) the prime rate and (c) the LIBOR as of such day for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, provided that in no event will the alternative base rate be less than 200 basis points, plus, in each case, the applicable margin of 275 basis points per annum; or (b) in the case of the Eurocurrency borrowings, the greater of (a) the LIBOR in effect for such interest period divided by one, minus the statutory reserves applicable to such Eurocurrency borrowing, if any, and (b) 100 basis points, plus the applicable margin of 375 basis points per annum. For purposes of this table, we have assumed an interest rate of 5.93% on the Term Loan Credit Agreement for all future periods, which is the rate as of September 30, 2019. Giving effect to our borrowings under the Revolving Credit Agreement during the three months ended March 31, 2020, the issuance of the Senior Notes, the redemption of the 2013 Notes, the repayment of $15.0 million of outstanding principal amount under our Revolving Credit Agreement, the redemption of the Senior Notes with net proceeds of this offering and the prepayment of $198.3 million of outstanding principal amount under our Term Loan Credit Agreement with net proceeds of this offering, our interest on long-term indebtedness “Due in less than 1 year” is expected to be reduced by $15.1 million, our interest on long-term indebtedness “Due in 1—3 years” is expected to be reduced by $43.7 million and our interest on long-term indebtedness “During 3—5 years” is expected to be reduced by $20.2 million, in each case with corresponding reductions in “Total contractual obligations.”

(3)

Substantially all of our resins are purchased under supply contracts that average approximately one to two years, for which pricing is variable based on an industry benchmark price index. The resin supply contracts are negotiated annually and generally provide that we are obligated to purchase a minimum amount of resins from each supplier. As of September 30, 2019, we had purchase commitments under material supply contracts of $5.6 million for the year ending December 31, 2019.

(4)	Primarily related to purchases of equipment for the recycling plant opened in the first half of fiscal 2019.

The following is a summary of outstanding letter of credit arrangements as of September 30, 2019:

	Amount of commitment expiration per period
	Total amount	Less than 1 year	1-3 years	3-5 years	After 5 years
(In thousands)
Letters of credit	$3,040	$—	$3,040	$—	$—

Critical Accounting Policies, Estimates and Assumptions

A discussion of our significant accounting policies and significant accounting estimates and judgments is presented in the Summary of Significant Accounting Policies in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. Throughout the preparation of the financial statements, we employ significant judgments in the application of accounting principles and methods. These judgments are primarily related to the assumptions used to arrive at various estimates. These significant accounting estimates and judgments include:

Revenue Recognition

Our Residential segment generates revenue from the sale of our innovative, low-maintenance, sustainable Outdoor Living products, including decking, railing, trim, moulding, pavers products and accessories. Our Commercial segment generates revenue from the sale of sustainable low-maintenance privacy and storage solution products and highly engineered plastic sheet products.

On October 1, 2018, we early adopted ASC 606, using the modified retrospective method with an adjustment to the opening balance of equity of $0.2 million, due to the cumulative impact of adopting Topic 606. The adoption of ASC 606 did not have a material impact on the Consolidated Financial Statements, and the timing and amounts of our revenue recognition is substantially unchanged as a result of this new guidance. We did not restate comparative period amounts. Therefore, the comparative information continues to be reported under ASC 605, Revenue Recognition.

ASC 606 includes a five-step model for contracts with customers as follows:

•	Identify the contract with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price, which is the total consideration provided by the customer;

•	Allocate the transaction price among the separate performance obligations within the contract; and

•	Recognize revenue when the performance obligations are satisfied.

We recognize revenues when control of the promised goods is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods, at a point in time, when shipping occurs. Each product we transfer to the customer is considered one performance obligation. We have elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, we do not consider shipping and handling activities as promised services to our customers.

Customer contracts are typically fixed price and short-term in nature. The transaction price is based on the product specifications and is determined at the time of order. We do not engage in contracts greater than one year, and therefore do not have any incremental costs capitalized as of March 31, 2020 or September 30, 2019. We may offer various sales incentive programs throughout the year. We estimate the amount of sales incentive to allocate to each performance obligation, or product shipped, using the most-likely-amount method of estimation, based on sales to the direct customer or sell-through customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as part of net revenue in the period in which the change occurs under the cumulative catch-up method. In addition to sales incentive programs, we may offer a payment discount, if payments are received within 30 days. We estimate the payment discount that we determine will be taken by the customer based on prior history and using the most-likely-amount method of estimation. We believe the most-likely-amount method best predicts the amount of consideration to which we will be entitled. The payment discounts are also reflected as part of net revenue. The total amount of incentives was $33.4 million and $28.0 million for the six months ended March 31, 2020 and 2019, respectively, and $50.8 million and $42.4 million for the years ended September 30, 2019 and 2018, respectively.

The differences between revenue recognized and cash payments received are reflected in accounts receivable, other assets, or deferred revenue, as appropriate.

Inventories

Inventories (mainly petrochemical resin in raw materials and finished goods), are valued at the lower of cost or net realizable value and are reduced for slow-moving and obsolete inventory. At the end of each quarter, management within each business segment performs a detailed review of its inventory on an item by item basis and identifies which products are believed to be obsolete, excess or slow moving. Management assesses the need for and the amount of any obsolescence write-down based on customer demand for the item, the quantity of the item on hand and the length of time the item has been in inventory. Further, management also considers net realizable value in assessing inventory balances. Inventory costs include those costs directly attributable to products, including all manufacturing overhead but excluding costs to distribute. Inventory cost is recorded at standard cost, which approximates actual cost, on the first-in, first-out basis.

Intangible Asset Valuation

Accounting for business combinations requires management to make significant estimates and assumptions at the acquisition date specifically for the valuation of intangible assets. In the year of such acquisitions, critical estimates in valuing certain of the intangible assets we have acquired include, but are not limited to, future expected cash flows from product sales, customer contracts and acquired technologies and discount rates. The discount rates used to discount expected future cash flows to present value are typically derived from a weighted-average cost of capital analysis and adjusted to reflect inherent risks. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of such assumptions, estimates or actual results.

Goodwill

We evaluate the recoverability of goodwill at the reporting unit level annually, or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below the carrying amount. During fiscal 2019, we changed the annual impairment assessment date on which impairment is tested to August 1 from September 30 to align more consistently with the annual budgeting process. This change did not accelerate, delay, avoid or cause an impairment charge, nor did this change result in adjustments to any previously issued financial statements. Goodwill is considered to be impaired when the net book value of the reporting unit exceeds its estimated fair value. We may first assess qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount or may elect to bypass the qualitative assessment and proceed to a quantitative assessment to determine if goodwill is impaired. In quantitative impairment tests, we first compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is impaired and an impairment loss is recognized for the excess up to the amount of goodwill allocated to the reporting unit.

We measure fair value of the reporting units to which goodwill is allocated using an income based approach, a generally accepted valuation methodology, using relevant data available through and as of the impairment testing date. Under the income approach, fair value is determined using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The key estimates and factors used in this approach include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, a weighted-average cost of capital used to discount future cash flows, and a review with comparable market multiples for the industry segment as well as our historical operating trends. Any impairment is increased to encompass the income tax effects of any tax deductible goodwill on the carrying amount of the reporting unit, so that the after-tax impairment loss is equivalent to the amount by which the carrying value of the reporting unit exceeds its fair value.

No impairments were recorded during the year ended September 30, 2019 as the estimated fair value substantially exceeded the carrying value for all reporting units other than the Versatex reporting unit. We determined that the fair value of the Versatex reporting unit exceeded its carrying value by 12.5% as of August 1, 2019. The Versatex reporting unit was acquired in June 2018, and, therefore, at August 1, 2019, the annual goodwill impairment test date, the fair value of the reporting unit was similar to the fair value of the reporting unit determined as of the date of acquisition in the purchase accounting process. The goodwill associated with the Versatex reporting unit was $110.4 million at September 30, 2019.

In determining the fair value of our reporting units, including the Versatex reporting unit, we use the income test, as described above, which includes, among key estimates, anticipated revenue growth rates and profit margins, based on internal forecasts, as well as performance for the industry segment, all of which are subject to uncertainty. Future adverse developments relating to such matters as the growth in the market for Versatex’s products, competition, general economic conditions, the market appeal of Versatex’s products or anticipated profit margins could reduce the fair value of the Versatex reporting unit.

Long-Lived Assets

We evaluate potential impairment of amortizable intangible assets and long-lived tangible assets whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Amortizable intangible assets and long-lived tangible assets include customer relationships, proprietary knowledge, trademarks and property, plant and equipment. If a triggering event has occurred, recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If an impairment is indicated, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset group exceeds its fair value. Such an impairment loss would be recognized as a non-cash component of operating income. For the six months ended March 31, 2020 and years ended

September 30, 2019 and September 30, 2018, we concluded that there were no impairments to the carrying value of our long-lived intangible assets.

Our amortization of intangible assets is performed on an accelerated basis over the useful lives, which reflects the pattern in which the economic benefits are consumed or otherwise used up.

Customer Program Costs—Rebates

Customer programs and incentives are a common practice in our business. We incur customer program costs to promote sales of products and to maintain competitive pricing. Customer program costs and incentives include annual programs related to volume growth as well as certain product-specific incentives. The program costs are accounted for at the time the revenue is recognized in net sales. Management’s estimates are based on historical and projected experience for each type of program or customer and in consideration of product specific incentives. Management periodically reviews accruals for these rebates and allowances, and adjusts accruals when circumstances indicate (typically as a result of a change in volume expectations).

Product Warranties

We provide product assurance warranties against certain defects to our customers based on standard terms and conditions for periods beginning as of the sale date and lasting from five years to a lifetime, depending on the product and subject to various limitations. We provide for the estimated cost of warranties by product line at the time revenue is recognized based on management’s judgment, considering such factors as cost per claim, historical experience, anticipated rates of claims, and other available information, including our stated warranty policies and procedures. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates. Because warranty issues may surface later in the product life cycle, management continues to review these estimates on a regular basis and considers adjustments to these estimates based on actual experience compared to historical estimates. Estimating the required warranty reserves requires a high level of judgment, especially as many of our products are at a relatively early stage in their product life cycles. The warranty obligation is reflected in other current and other non-current liabilities in the consolidated balance sheets.

Contingent Consideration

From time to time we may offer contingent payments in connection with acquisitions. The contingent payments may be based on achievement of a minimum EBITDA amount or a multiple of EBITDA or other performance measures. We may also issue contingent compensation to retain certain key former employees of the acquired company. Contingent consideration is part of the purchase price and as such is recorded as a liability as of the acquisition date and is remeasured at each quarter end, with changes in fair value being reflected in earnings for cash based settlements. Contingent compensation is recorded as expense recognized over the required service period of the related employees with changes in fair value of the compensation recorded as part of the compensation expense.

We use the option pricing method to estimate the acquisition date fair value of contingent consideration liabilities, based on the likelihood and probability of the contingent earn-out payments. We classify the contingent liability as Level 3 fair value liabilities, due to the lack of observable inputs.

Equity-Based Compensation

To assist us in attracting, retaining, incentivizing and motivating employees, certain employees have been granted limited partnership interests in the Partnership that generally are intended to constitute “profits interests,” or the Profits Interests. The Profits Interests are subject to specified hurdle amounts, which function like option exercise prices because the Profits Interests do not participate in distributions by the Partnership until distributions to equity holders have exceeded the relevant hurdle amounts. In general, awards of Profits Interests are 50% time vested and 50% performance vested.

Prior to completion of this offering, interests in the Partnership, including the Profits Interests, were not listed on any established exchange. In determining the fair value of the Profits Interests we took into account the methodologies and approaches described in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The sole material asset of the Partnership is indirect ownership of our company. Accordingly, the fair value of the Profits Interests was derived by reference to the value of our company, which we estimated using a combination of the income approach and the market approach. Under the income approach, we estimated the fair value of our company based on the present value of our future estimated cash flows and the estimated residual value of our company beyond the forecast period. These future values were discounted to their present values at a discount rate deemed appropriate to reflect the risks inherent in achieving these estimated cash flows. Significant estimates and judgments involved in the income approach include our estimated future cash flows, the perpetuity growth rate assumed in estimating the residual value of our cash flows and the discount rate used to discount our cash flows to present value. For the market approach, we utilized the comparable company method by analyzing a group of companies that were considered to be comparable to us in terms of product offerings, revenue, margins and/or growth. We then used these companies to develop relevant market multiples, which were applied to our corresponding financial metrics to estimate our equity value. Significant estimates and judgments used in the comparable company method included the selection of comparable companies and the selection of appropriate market multiples. Application of these approaches involves the use of estimates, judgment and assumptions that are highly subjective. Following this offering, it will not be necessary to apply these valuation approaches as shares of our common stock will be traded in the public market.

In order to determine the value of the Profits Interests, the estimated equity value of the Partnership was allocated among the various interests in the Partnership, including the Profits Interests, using the option pricing method, or OPM, which treats the various interests in the Partnership as call options with exercise prices determined based on their respective rights to participate in distributions by the Partnership. The values attributable to these implicit call options were determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of highly subjective assumptions, including volatility and the expected term of the call options. As equity interests in the Partnership have not been publicly traded, expected volatility was derived based on the volatilities of a peer group of publicly-traded companies that were deemed to be similar to us. The expected term of the options was based on the anticipated time to liquidity. Other assumptions include the risk-free rate of interest and dividend yield. The risk-free rate of interest was based on yields for U.S. Treasury securities with remaining maturities corresponding to the estimated term of the options. Dividends were assumed to be zero, consistent with historical experience. After the equity value was determined and allocated to the various classes of interests in the Partnership, including the Profits Interests, a discount for lack of marketability, or DLOM, was applied to derive the fair value of the Profits Interests. A DLOM is meant to account for the lack of marketability of a security that is not publicly traded.

The cost of time vested Profits Interests is recognized as an expense generally on a straight-line basis over the employee’s requisite service period, which generally coincides with the vesting of the award. For performance vested Profits Interests, expense will be recognized if and when the achievement of the applicable performance criteria becomes probable. Performance vested Profits Interests only vest upon receipt by the Sponsors of specified proceeds (in the form of cash and marketable securities) or, in the event of a Change of Control (as defined in the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 30, 2013, or the Partnership Agreement), upon the Sponsors achieving a specified rate of return. See “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Long-Term Incentives.” Through September 30, 2019, no compensation expense has been reported with respect to the performance vested Profits Interest because the achievement of the performance criteria had not become probable. As of March 31, 2020 and September 30, 2019, unrecognized compensation related to unvested performance vested Profits Interests was $10.9 million and $10.8 million, respectively. Additionally, during the six months ended March 31, 2020 and the year ended September 30, 2019, we granted certain awards that have similar performance criteria to the performance vested Profits Interests. As those criteria have not been met, no compensation expense has been recognized. As of March 31, 2020 and September 30, 2019, unrecognized compensation related to these awards was $4.1 million and $4.1 million, respectively.

In connection with the completion of this offering, based on an assumed public offering price of $20.00 per share, which is the mid-point of the price range set forth on the cover of this prospectus, we estimate that we will incur aggregate equity compensation expense in the range of $114 million to $134 million as a result of (i) the recognition of previously unrecognized compensation expense in respect of our performance-vested Profits Interests and the grant of options to purchase shares of our Class A common stock in connection with the exchange of Profits Interests for shares of our Class A common stock; and (ii) one-time grants of options and restricted stock units to directors, executive officers and employees.

We expect to recognize in the range of $23 million to $27 million of this aggregate equity-based compensation expense during the third quarter of fiscal 2020, $43 million to $50 million in the fourth quarter of fiscal 2020 and $30 million to $35 million in the first quarter of fiscal 2021, with the remainder to be recognized thereafter. For more information on the treatment of Profits Interests in connection with this offering, see – “Executive Compensation—Treatment of Long-Term Incentives, —Profits Interest Conversion and—IPO Long-Term Incentive Awards”. See also Note 11 “Share-Based Compensation” to our unaudited consolidated financial statements and Note 11 “Share-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus.

Litigation Contingencies

We are subject to risks related to threatened or pending litigation and are from time to time defendants in lawsuits associated with the normal conduct of business. Liabilities associated with litigation-related loss contingencies may be substantial. Litigation contingencies require estimates and judgments based on our knowledge of the facts and circumstances surrounding each matter and the advice of our legal counsel. We record liabilities for litigation-related losses when a loss is probable and we can reasonably estimate the amount of the loss in accordance with accounting requirements for contingencies. We evaluate the measurement of recorded liabilities each reporting period based on the then-current facts and circumstances specific to each matter. The ultimate losses incurred upon final resolution of litigation-related loss contingencies may differ materially from the estimated liability recorded at any particular balance sheet date. Changes in estimates are recorded in earnings in the period in which such changes occur. We carry specialty insurance policies under which we file claims to recover litigation losses and legal defense costs. Recoveries of such losses are generally not recorded unless and until we have received written assurance from the insurer that the claim is covered under the policy; the recovery is deemed to be collectible; and the insurer has not disputed, nor is there any reason to believe that the insurer would dispute, the terms of the policy coverage. Contingent gains for anticipated insurance proceeds in excess of losses incurred, are generally not recorded unless the related proceeds are received from the insurer.

Income Taxes

In determining our current income tax provision, we assessed temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities which are recorded in our consolidated balance sheets. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized, we establish a valuation allowance. We record an allowance reducing the asset to a value we believe is more likely than not to be realized based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about our future income over the lives of the deferred tax assets, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

Forecasting future income requires us to use a significant amount of judgment. In estimating future income, we use our internal operating budgets and long-range planning projections. We developed our budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing our segments’ performance, our backlog, planned timing of new product launches, and customer sales projections. Significant changes in the expected realization of net deferred tax assets would require that we adjust the valuation allowance, resulting in a change to net income.

On December 22, 2017, Congress passed, and the President signed, the Tax Act. The Tax Act makes broad and complex changes to the Code, including, but not limited to, the following items that impact the U.S. taxation of our income: (1) reducing the U.S. federal corporate income tax rate from 35% to 21%; (2) providing for the full expensing of qualified property; (3) revising the limitation imposed on deductions for executive compensation paid by publicly-traded companies; (4) imposing a new limitation on the deductibility of business interest expense; and (5) changing the rules related to the uses and limitations of net operating loss carryforwards generated in tax years beginning after December 31, 2017. The Tax Act’s changes with respect to the deductibility of business interest expense and the utilization of net operating losses were further changed as a result of the CARES Act.

As a result of the Tax Act, our deferred tax assets and deferred tax liabilities were remeasured as of December 22, 2017, at the enacted rate of 21%. The impact of remeasuring the deferred tax assets and liabilities reduced our net deferred tax liability by approximately $22.5 million. As a result, we recorded a net benefit of approximately $22.5 million during the first quarter of fiscal 2018 as a result of the Tax Act. This amount is included in income tax benefit in the Consolidated Statements of Comprehensive Income (Loss). We are continuing to evaluate the impact of the CARES Act on our business.

We record liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where we evaluate whether an individual tax position has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, no tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, we perform the second step of measuring the benefit (expense) to be recorded. The actual benefits (expense) ultimately realized may differ from our estimates. In future periods, changes in facts, circumstances, and new information may require us to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in the consolidated statement of income and consolidated balance sheet in the period in which such changes occur. As of March 31, 2020, September 30, 2019 and September 30, 2018, we had liabilities for unrecognized tax benefits pertaining to uncertain tax positions totaling $1.0 million, $1.0 million and $0.9 million, respectively.

Recently Adopted Accounting Pronouncements

We qualify as an emerging growth company, and as such, have elected not to opt out of the extended transition period for complying with new or revised accounting pronouncements. During the extended transition period, we are not subject to new or revised accounting standards applicable to public companies. The accounting pronouncements pending adoption below reflect effective dates for us as an emerging growth company with the extended transition period.

On October 1, 2017, we adopted ASU No. 2015-11, Inventory—Simplifying the Measurement of Inventory. The update requires that inventory be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

On October 1, 2017, we adopted ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The update clarifies the classification of certain cash receipts and payments in the statement of cash flows. Application of the new guidance required reclassification of certain cash flows within operating activities to investing and financing activities on our consolidated statement of cash flows. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

On October 1, 2018, we early adopted ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The update will supersede most current revenue recognition guidance. Under the new standard, entities are required to identify the contract with a customer; identify the separate performance obligations in the contract; determine the transaction price; allocate the transaction price to the separate performance obligations in the contract; and recognize the appropriate amount of revenue when (or as) the entity satisfies each performance obligation. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

On October 1, 2019, we adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory. The standard amends several aspects of the tax accounting and recognition timing for intra-company transfers. We adopted the standard using a modified retrospective approach, with an adjustment to the beginning retained earnings of approximately $1.3 million, due to the cumulative impact of adopting the standard. The adoption of this standard did not have a material impact on our Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), and issued subsequent amendments to the initial guidance in January 2018 within ASU No. 2018-01, in July 2018 within ASU Nos. 2018-10 and 2018-11, in December 2018 within ASU No. 2018-20, in March 2019 within ASU No. 2019-01, in November 2019 within ASU No. 2019-10 and in June 2020 within ASU No. 2020-05. This standard requires lessees to present right-of-use assets and lease liabilities on the balance sheet. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2018. This standard is effective for us as an EGC for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. Assuming we remain an EGC, we intend to adopt the updated standard during our fiscal year beginning October 1, 2022 and for interim periods within that fiscal year. This standard provides the option to adopt through a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, instead of applying the new guidance retrospectively for each prior reporting period presented. We are currently evaluating the impact these ASU’s adoption will have on our Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), and issued subsequent amendments to the initial guidance in May 2019 within ASU No. 2019-05 and in November 2019 within ASU Nos. 2019-10 and 2019-11. This standard sets forth an expected credit loss model which requires the measurement of expected credit losses for financial instruments based on historical experience, current conditions and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, and certain off-balance sheet credit exposures. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. This standard is effective for us as an EGC for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years. Early adoption is permitted, and the standard is adopted using a modified retrospective transition method through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. We are currently evaluating the impact the adoption of this standard will have on our Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends Topic 820, Fair Value Measurement. This standard modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. For all entities, this standard is effective for annual reporting periods beginning after

December 15, 2019, and interim periods within those fiscal years. We intend to adopt the updated standard during our fiscal year beginning October 1, 2020 and for interim periods within fiscal years beginning in that fiscal year. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. We are currently evaluating the impact the adoption of this standard will have on our Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The amendments in this ASU are effective for us, as an EGC, for annual periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. The standard can be adopted either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. Assuming we remain an EGC, we intend to adopt the updated standard during our fiscal year beginning October 1, 2021 and for interim periods within fiscal year beginning October 1, 2022. We are currently evaluating the impact the adoption of this standard will have on our Consolidated Financial Statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to general principles in Topic 740 and clarifying and amending existing guidance. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The amendments are applied on a prospective or retrospective basis, depending upon the amendment adopted within this ASU. The amendments in this ASU are effective for us, as an EGC, for annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. We are currently evaluating the impact this adoption will have on our Consolidated Financial Statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The ASU is effective for all entities as of March 12, 2020, and will apply through December 31, 2022. We are currently evaluating the impact this adoption will have on our Consolidated Financial Statements.

JOBS Act Accounting Election

We are an “emerging growth company” within the meaning of the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Internal Control over Financial Reporting

As of September 30, 2019 we identified three material weaknesses in our internal control over financial reporting. One material weakness related to the design and maintenance of an effective control environment, one material weakness related to the design and maintenance of formal accounting policies, procedures and controls, and one material weakness related to the design and maintenance of effective controls over certain information technology general controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. See “Risk Factors—We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our Class A common stock may decline.”

Each of the material weaknesses described above involve control deficiencies that could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.

We remediated a previous material weakness related to our lack of policies, procedures and internal controls over non-routine or complex transactions during fiscal 2019. We remediated this material weakness by designing and implementing the following controls and procedures:

•	We enhanced controls and documentation related to the review of significant assumptions utilized in the assessment of goodwill impairment and valuation of business combinations.

•	We designed and implemented controls for management’s review of models utilized in the assessment of goodwill impairment and valuation of business combinations.

•	We enhanced controls and documentation related to the review of the completeness and accuracy of computations performed by third party appraisers.

Based on our evaluation, the above controls and procedures were determined to be operating effectively for a reasonable period of time.

We are currently in the process of implementing measures and taking steps to address the underlying causes of the remaining material weaknesses yet to be remediated. Our efforts to date have included the following:

•

We hired finance and accounting personnel with prior work experience in finance and accounting departments of public companies and with technical accounting, financial controls and SEC reporting experience, including the hiring of our Chief Financial Officer in January 2019 and our Chief Accounting Officer in April 2019. We have also reorganized our finance department to place finance personnel in line with our operating functions and to improve internal control over business processes and IT operations.

•

Although we have not remediated the material weaknesses related to the maintenance of an effective control environment and related to the design and maintenance of formal policies, procedures and internal controls, we have designed and are currently implementing formal accounting policies and procedures, training on standards of documentary evidence, as well as implementing additional controls to ensure the reliability of critical spreadsheets and system-generated reports.

•	Specifically, we have designed and implemented the following as part of our ongoing remediation efforts:

•	We formalized and issued accounting policies and position papers covering critical accounting areas.

•	We risk ranked business process controls for remediation to address higher priority areas first.

•	We strengthened controls related to review of account reconciliations, journal entries and balance sheet and income statement fluctuation analysis.

•	We enhanced controls related to the consolidation of financial information of all of our operating companies.

•	We provided training to strengthen process documentation and evidence of control operation, as well as precision of review controls.

•	To complete our remediation plan, we will perform testing to confirm that such controls are designed and operating effectively for a sufficient period of time.

•

Although we have not remediated the material weakness related to the design and maintenance of effective controls over certain information technology general controls, we have designed and are currently implementing an IT general controls framework that addresses risks associated with user access and security, application change management and IT operations; focused training for control owners to help sustain effective control operations; and comprehensive remediation efforts relating to segregation of duties to strengthen user access security.

•	Specifically, we have designed and implemented the following as part of our ongoing remediation:

•	We have risk ranked segregation of duties conflicts within our core financial system, remediated the highest priority conflicts and, where necessary, identified and validated mitigating controls.

•

We enhanced and implemented user administration processes that manage how we grant, modify, and remove user access to our financial applications. We completed a comprehensive review of privileged user access across our financial applications to confirm that access rights are restricted to authorized users based on business need.

•

We enhanced and implemented processes for managing changes to our financial applications (including controls that require all changes to be formally submitted, approved, tested and migrated to production by authorized users) as well as over program development.

•	We enhanced and implemented processes over our computer operations that restrict access to and continually monitor production batch jobs that support our financial reporting applications.

•	To complete our IT general controls remediation plan we will perform testing to confirm that such controls are operating effectively.

While we believe these efforts will improve our internal controls and address the underlying causes of the three remaining material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting, or that in the future we will not have additional material weaknesses in our internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term debt. Our principal interest rate risk relates to the Senior Secured Credit Facilities. To meet our seasonal working capital needs, we borrow periodically on our variable rate revolving line of credit under the Revolving Credit Agreement. As of March 31, 2020 and September 30, 2019 we had $804.3 million and $808.5 million, respectively, outstanding under the Term Loan Credit Agreement and $129.0 million and $0.0 million outstanding under the Revolving Credit Agreement. The Term Loan Credit Agreement and Revolving Credit Agreement bear interest at variable rates. An increase or decrease of 100 basis points in the floating rates on the amounts outstanding under the Senior Secured Credit Facilities as of March 31, 2020 and 2019, and September 30, 2019 and 2018 would have increased or decreased, respectively, annual cash interest by approximately $9.3 million, $8.4 million, $8.1 million and $8.2 million, respectively.

In the future, in order to manage our interest rate risk, we may refinance our existing debt or enter into interest rate swaps or otherwise hedge the risk of changes in the interest rate under the Senior Secured Credit Facilities. However, we do not intend or expect to enter into derivative or interest rate swap transactions for speculative purposes.

Credit Risk

As of September 30, 2019 and 2018, our cash and cash equivalents were maintained at major financial institutions in the United States, and our current deposits are likely in excess of insured limits. We believe these institutions have sufficient assets and liquidity to conduct their operations in the ordinary course of business with little or no credit risk to us.

Our accounts receivable primarily relate to revenue from the sale of products primarily to established distributors inside of the United States. To mitigate credit risk, ongoing credit evaluations of customers’ financial condition are performed. As of September 30, 2019 and 2018, no customer represented more than 10% of our gross trade accounts receivable.

Foreign Currency Risk

Substantially all of our business is currently conducted in U.S. dollars. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar as compared to other currencies would have a material effect on our operating results.

Inflation

Our cost of sales is subject to inflationary pressures and price fluctuations of the raw materials we use. Historically, we have generally been able over time to recover the effects of inflation and price fluctuations through sales price increases and production efficiencies associated with technological enhancements and volume growth; however, we cannot reasonably estimate our ability to successfully recover any price increases in the future.

Raw Materials

We rely upon the supply of certain raw materials in our production processes; however, we do not typically enter into fixed price contracts with our suppliers and currently have no fixed price contracts with our major vendors. The primary raw materials we use in the manufacture of our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. In addition, we utilize a variety of other additives including modifiers, TiO2 and pigments. The exposures associated with these costs are primarily managed through terms of the sales and by maintaining relationships with multiple vendors. Prices for spot market purchases are negotiated on a continuous basis in line with the market at the time. We have not entered into hedges with respect to our raw material costs at this time, but we may choose to enter into such hedges in the future. Other than short term supply contracts for resins with indexed based pricing and occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis.

The cost of some of the raw materials we use in the manufacture of our products is subject to significant price volatility. For example, the cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. Substantially all of our resins are purchased under supply contracts that average approximately one to two years, for which pricing is variable based on an industry benchmark price index. The resin supply contracts are negotiated annually and generally provide that we are obligated to purchase a minimum amount of resins from each supplier. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general business conditions.

BUSINESS

Company Overview

We are an industry-leading designer and manufacturer of beautiful, low-maintenance and environmentally sustainable products focused on the highly attractive, fast-growing Outdoor Living market. Homeowners are continuing to invest in their outdoor spaces and are increasingly recognizing the significant advantages of long-lasting products, which are converting demand away from traditional materials, particularly wood. Our products transform those outdoor spaces by combining highly appealing aesthetics with significantly lower maintenance costs compared to traditional materials. Our innovative portfolio of Outdoor Living products, including deck, rail, trim and accessories, inspires consumers to design outdoor spaces tailored to their unique lifestyle needs. We are well known in the industry, and, according to data provided by Principia, we generally hold one of the top two market share positions by revenue in our product categories. In addition to our leading suite of Outdoor Living products, we sell a broad range of highly engineered products that are sold in commercial markets, including partitions, lockers and storage solutions.

One of our core values is to “always do the right thing”. We make decisions according to what is right, not what is the cheapest, fastest or easiest, and we strive to always operate with integrity, transparency and with the customer in mind. In furtherance of that value, we are focused on sustainability across our operations and have adopted strategies to enable us to meet the growing demand for environmentally-friendly products.

Our businesses leverage a shared material technology and U.S.-based manufacturing platform to create products that convert demand from traditional materials to those that are long lasting and low-maintenance, fulfilling our brand commitment to deliver products that are “Beautifully Engineered to Last”. Our Residential segment product portfolio is highly complementary and allows us to provide a wide-ranging solutions set to Outdoor Living projects. Our primary consumer brands in our Residential segment, TimberTech and AZEK, are recognized by contractors and consumers for their premium aesthetics, uncompromising quality and performance and for their diversity of style and design options. In our Commercial segment, we manufacture engineered sheet products and high-quality bathroom partitions and lockers. Over our history, we have developed a reputation as a leading innovator in our markets by leveraging our differentiated manufacturing capabilities, material science expertise and product management proficiency to consistently introduce new products into the market. This long-standing commitment to innovation has been critical to our ability to stay at the forefront of evolving industry trends and consumer demands, which in turn has allowed us to become a market leader across our core product categories.

Our focus on new product development, material science and R&D enables us to capitalize on favorable secular growth trends that are accelerating material conversion from traditional materials such as wood, to sustainable, low-maintenance engineered materials, and to expand our markets. We believe our core competency of consistently launching new products into the market, combined with our recent investments in sales, marketing, R&D and manufacturing, will continue to solidify our incumbent position as a market leader and enable us to generate long-term demand for our products through economic cycles. Over our 30-year history, we have introduced numerous disruptive products and demonstrated our ability to drive material conversion and extend our portfolio, addressing consumer needs across a wide range of price segments. In fiscal 2015, we introduced our Vintage premium decking collection, and through fiscal 2019, sales for these products, including new colors introduced in fiscal 2018 and variable widths introduced in fiscal 2019, have increased at a CAGR of more than 50.0% per year. The extended success of the Vintage premium decking collection demonstrates the longevity of demand for our product portfolio. We have leveraged the strong consumer response to Vintage to expand the platform with the introduction of new designs that address evolving industry trends and consumer demands. Our material science expertise and differentiated R&D capabilities enable us to create award-winning products and back them with some of the industry’s longest warranties, such as the 50-year fade & stain warranty that we offer on our TimberTech AZEK decking product line. Most of our product categories are in the early growth stage of their life cycles, and we anticipate that they will continue to benefit from substantial material conversion over the long term.

We have created an operating platform that is centered around sustainability, one of our core strategic pillars, which extends across our value chain from product design to raw material sourcing and manufacturing, and we increasingly utilize plastic waste, recycled wood and scrap in our products. We have also made significant recent investments in our recycling capabilities, including our recent acquisition of Return Polymers, which further enhance the sustainability of our manufacturing operations and reduce our costs. In fiscal 2019, we utilized more than 200 million pounds of recycled materials in our deck boards, and we expect to increase the amount of recycled materials used in our deck boards by over 25% in fiscal 2020. In addition, we believe we have the opportunity to further increase the amount of recycled material used in our products. In fiscal 2019, we opened a new 100,000 square foot recycling facility that utilizes advanced technologies to transform a broad range of plastic waste into raw material used in our products. Today, our TimberTech PRO and EDGE decking lines offer high-quality products made from approximately 80% recycled material. Through our recycling programs, approximately 290 million pounds of waste and scrap were diverted from landfills in fiscal 2019. Furthermore, approximately 98% of scrap generated is re-used, and the majority of our TimberTech, AZEK Exteriors and Versatex products are recyclable at the end of their useful lives. In addition to the sustainability advantages and cost benefits of our vertically integrated in-house manufacturing operations, our supplier base is located primarily in the United States making us less susceptible to trade disruptions or supply chain dislocations resulting from extended crises such as the COVID-19 pandemic.

Within our Residential segment, we sell our products through a national network of more than 4,200 dealers, more than 35 distributors and multiple home improvement retailers providing extensive geographic coverage, enabling us to effectively serve contractors across the United States and Canada. Our geographic breadth, combined with our extensive market knowledge and broad product portfolio, positions us to continue to accelerate our growth within the industry. Our customer-focused sales organization generates pull-through demand for our products by driving increased downstream engagement directly with consumers and key influencers such as architects, builders and contractors, and by focusing on strengthening our position with dealers and growing our presence in retail. We have been investing in our consumer brands, marketing campaigns and digital tools in order to strengthen our relationships with consumers and key influencers, many of whom serve as advocates of our brands. Within our Commercial segment, we sell our products through a broad distribution network as well as directly to OEMs.

Through our Residential and Commercial segments, we deliver market-focused product solutions that drive material conversion. We have experienced strong growth over our history, and over the last several years we have made significant investments in our business to further accelerate our growth and increase our profitability.

(1)

For a discussion of Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin, see the Segments Note in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results of Operations”

(2)

10-Year Net Sales CAGR refers to the CAGR for the ten years ended September 30, 2019, on a trailing twelve-month basis. Our growth over this period reflects the contribution to net sales of acquisitions, including the acquisitions of VAST Enterprises and TimberTech in fiscal 2012 and Ultralox and Versatex in fiscal 2018.

(3)

We define Five Year New Product Vitality as the percentage of gross sales in fiscal 2019 derived from products first introduced in fiscal 2019 and the four preceding years, excluding gross sales from Versatex and Ultralox.

In fiscal 2019, our net sales, net loss and Adjusted EBITDA were $794.2 million, $20.2 million and $179.6 million, respectively. We intend to continue developing new products, building the leading consumer brand in Outdoor Living and leveraging our downstream-focused sales force, and we believe the demand for our products will benefit from continued material conversion and the resilience of the Outdoor Living market. Adjusted EBITDA is a non-GAAP financial measure used by management as a measure of our core operating results and the effectiveness of our business strategy. For more information on Adjusted EBITDA and for a reconciliation to net income, its most comparable financial measure calculated in accordance with GAAP, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Industry Overview

Our products are widely used across several large, attractive markets, including residential, and commercial end markets. We primarily serve the Outdoor Living market. We expect the Outdoor Living market will continue to benefit from increased investment as homeowners choose to spend more leisure time outdoors. As more members of the Millennial generation purchase first homes in the United States, we expect the demand for outdoor living spaces will rise, and the appeal of low- to no-maintenance features to gain further momentum. We believe that consumers are increasingly environmentally-conscious in their purchasing behaviors, and that our sustainable manufacturing practices and the high recycled content of our products address evolving consumer preferences.

The primary products that we sell into the Outdoor Living market are composite deck, composite and aluminum rail and PVC trim. Based on data provided by Principia, the total U.S. market sales of these products were $7.2 billion in 2018, grew at a 6.3% CAGR from 2014 to 2018 on a linear foot basis and are expected to grow at a 3.0% CAGR from 2018 to 2022 on a linear foot basis to $8.3 billion in 2022. By material type, based on data provided by Principia, the total U.S. market sales of composite deck, composite and aluminum rail and PVC trim products are expected to grow at a 5.7% CAGR from 2018 to 2022, compared to deck, rail and trim manufactured from wood which are expected to grow at a 2.7% CAGR and to deck, rail and trim manufactured from other materials, such as engineered wood, vinyl and other metals, which are expected to grow at a 1.4% CAGR, in each case measured in terms of linear feet. In addition, based on data provided by Freedonia, the total U.S. market sales of wood and wood-look siding, pavers, outdoor furniture and outdoor lighting were $10.9 billion in 2018, and, when combined with the total U.S. market sales of deck, rail and trim, according to Principia, in 2018, totaled $18.1 billion in 2018.

Source: 2018 and 2022 projected market sizes based on data provided by Principia as of October 2019.

(1)	Represents total market (all materials). Principia market definition for trim excludes specialty exteriors products, such as tongue and groove profiles, sheets, sills, thresholds and column wraps.
(2)	Decking category includes composite and PVC decking, rail category includes composite and aluminum rail and trim category includes PVC trim.

Based on data provided by Principia, there were approximately 57 million decks in the United States as of 2018, of which approximately 5.0 million were built in 2018, up from approximately 4.0 million in 2014, representing a CAGR of 5.9%. Decking, our single largest product category, represents a significant opportunity for homeowners to extend the total livable space of their home and to design a unique space for relaxation and entertainment. Through our portfolio of Outdoor Living products, we provide a broad range of material and design options to homeowners as they tailor their outdoor living space to their unique lifestyle. In addition, we believe that we have significant opportunities to leverage our material science expertise, brand awareness and channel relationships to expand into additional segments of the Outdoor Living market. We believe that the current COVID-19 crisis, which has caused people to spend an extended amount of time at home, could be an additional catalyst that may cause an increasing number of homeowners to further recognize the benefits that our portfolio of Outdoor Living products can offer.

We believe our products offer a compelling value proposition due to their enhanced durability, quality, attractive aesthetics and lower life-cycle costs relative to traditional materials such as wood. For example, we estimate the total lifecycle cost of our new TimberTech EDGE Prime decking, including materials, labor and annual maintenance, is approximately 37% less expensive over its 25-year warranty period than the cost of a comparable pressure treated lumber deck. Further, given that the cost of our TimberTech EDGE Prime decking products typically constitutes approximately 15% of the total deck project installation cost, consumers have the opportunity to cost-effectively upgrade to our long-lasting, low-maintenance materials by replacing traditional deck boards with our product while utilizing an existing substructure that has been appropriately maintained.

Total Deck Project Installation Costs(1) Total Deck Life-Cycle Costs(2)

(1)

These assumptions and estimates are based on AZEK market knowledge and feedback from decking-focused contractors with experience installing TimberTech and wood decking products. Actual costs for any particular installation can vary significantly.

(2)

Total Deck Project Installation Costs represent the total aggregate costs of an initial deck installation for a 16’ x 20’ elevated deck and exclude costs associated with the installation of rail or stairs.

(3)

Total Deck Life-Cycle Costs represent both the aggregate costs of an initial deck installation and the estimated maintenance costs over a 25-year period for a 16’ x 20’ elevated deck excluding potential replacement costs.

(4)

Other costs include substructure installation costs, initial staining and sealing of wood decking materials and the cost of top down fasteners for EDGE Prime and pressure treated lumber and hidden fasteners for ipe and AZEK Vintage.

(5)

Estimated maintenance costs include an assumed annual cleaning of TimberTech products and an assumed maintenance requirement of annual pressure washing and sanding, staining and sealing a pressure treated lumber deck every three years and an ipe deck every two years to maintain aesthetics.

Composite deck (which includes wood composite and PVC decking), rail and trim products have continued to increase market share relative to other materials, due to their superior product qualities. Based on data provided by Principia, between 2014 and 2018, composite deck, composite and aluminum rail and PVC trim products collectively grew at a CAGR of 8.7% as compared to deck, rail and trim manufactured from wood, which grew at a CAGR of 5.9%, in each case measured in terms of linear feet. We believe the market for composite products will continue to increase at an above-market growth rate as it benefits from material conversion. Based on data provided by Principia, wood represented approximately 65% of the total U.S. deck, rail and trim markets based on 2018 linear feet sold. With respect to the individual components of these markets, based on this data, composite deck represented approximately 18% of the decking market, composite and aluminum rail represented approximately 16% of the rail market and PVC trim products represented approximately 11% of the trim market, each in terms of linear feet.

Material Type Penetration By Market (Linear Feet, 2017)(1)

(1)

Based on data provided by Principia as of October 2019. Other includes (A) hollow vinyl, plastic lumber and metal for decking, (B) iron, stainless steel, hollow vinyl and other plastic for railing and (C) engineered wood, fiber cement, vinyl, other polymer composite and other for trim.

(2)	Wood for the decking market includes premium hardwoods, cedar and redwood, which accounted for approximately 13% of the total decking market in 2018 according to data provided by Principia.

We believe there is a significant opportunity for further market penetration by composite products as consumer awareness towards sustainable materials increases and advances in material science and manufacturing improve the range of colors and textures available. We offer products that reduce the relative premium between composite and other materials to increase the affordability and further improve the lifetime value advantages of composite products. In addition, we believe our products are well positioned to benefit from growth across economic cycles given their low market penetration and improving cost and value proposition. We believe that we have been, and will continue to be, a driving force behind the growth of low-maintenance products in our markets.

Our deck, trim, rail and accessory products are primarily sold through both one-step and two-step distribution channels, and we are increasing our direct engagement with consumers. Within our Residential segment, we sell our products to distributors, professional dealers and home improvement retailers, who in turn sell our products to builders, contractors and homeowners. Based on data provided by Principia as of October 2019, the relative industry volumes of composite deck, composite and aluminum rail and PVC trim products sold by distribution channel and by end user channel are as follows:

Residential Channel Summary-Sales by Manufacturers Residential Channel Summary-Sales to End Users

(1)	Rail includes composite and aluminum rail.

We are a leader within the professional dealer channel due to our depth across product categories, brand reputation and the superior quality of our products. We estimate that our U.S. decking sales represented approximately 34% of total composite decking sales in 2018 and that our U.S. trim sales represented approximately 36% of total PVC trim sales in 2018, in each case within the professional dealer channel. Based on data provided by Principia, in 2018, the retail channel represented approximately 35% of the total $3.1 billion decking market, and, within that channel, composite decking sales represented approximately $0.3 billion. We estimate approximately half of all composite decking sales through that retail channel were special order products. Although less than 10% of our Residential segment sales were directly through home improvement retailers, we have seen substantial year-over-year growth in special order sales through such retailers, resulting in a CAGR of such gross sales of over 20% between fiscal 2015 and fiscal 2019. We believe we have an opportunity for significant expansion within retail and that this channel represents a key area of potential growth for us in the future. Our Commercial segment sells its products to OEMs and through distribution channels that reach a number of end markets including education, industrial, commercial and marine.

The AZEK Difference

An Industry Leader in the Outdoor Living Market

We are a leader in a number of large and growing segments of the Outdoor Living market and are benefiting from the early stages of material conversion and secular growth trends. Our significant scale, vertically-integrated manufacturing capabilities and extensive material science expertise enable our leadership position. We have leveraged these capabilities to establish a track record of innovation across a broad range of products with superior quality, aesthetics and performance that has been recognized by respected industry sources. In Hanley Wood’s 2020 BUILDER brand use study of U.S. builders, developers and contractors, TimberTech decking ranked #2 for quality within the deck category, and AZEK trim ranked #1 for quality within the decorative mouldings, trim and columns category. Additionally, our engineered bathroom partitions are a leading product specified by architects, and our

Aria partitions won a Product Innovation Award from Architectural Products Magazine in 2018. These strengths, combined with our downstream focus and expanding marketing and digital strategy, have generated strong brand awareness and preference among contractors and consumers.

Serving Large, High-Growth and Resilient Markets That Are Benefitting from Material Conversion

We believe that the Outdoor Living market is benefiting from material conversion from traditional wood materials to low-maintenance, engineered materials. Based on data provided by Principia, wood represented approximately 65% of the total U.S. deck, rail and trim markets as measured by linear feet sold in 2018. Within the decking market specifically, wood represented approximately 80% of the total decking market in 2018, with premium hardwoods, cedar and redwood comprising 13% of the total decking market. We believe these markets present substantial growth opportunities in the coming years and that our leading scale, vertically-integrated manufacturing capabilities and extensive material science expertise position us to capitalize on these highly attractive markets as material conversion continues.

In addition, we believe that the residential repair and remodel market, which is the primary market served by our core products, is significantly more resilient through economic cycles than the home building industry. For example, from 2007 to 2009, single family housing starts declined approximately 57% according to the U.S. Census Bureau, while the home improvement products market declined approximately 14% according to the Home Improvement Research Institute. Moreover, our business demonstrated resilience through this period as net sales declined approximately 15% and cash flows from operations remained positive and increased through this period as a result of product mix, lower raw material costs and working capital management. In addition, even during periods of industry decline, we believe many home improvement projects are deferred rather than permanently cancelled, making it possible for industry activity to rebound quickly. We have increased our focus on serving the residential repair and remodel market over time, and we estimate that, within our Residential segment, over 85% of our net sales are attributable to repair and remodel activity. Based on data provided by Principia, in 2018, approximately 95% of total decking, 80% of rail and 65% of trim sales were attributable to the residential repair and remodel market. Our markets are also experiencing multiple favorable long-term secular growth trends. For example, within our Residential segment, consumers increasingly spend their leisure time outdoors and demand products that expand the usable living space of their home and enhance their outdoor lifestyle. In addition, according to a 2019 survey by the American Institute of Architects, outdoor living spaces have ranked as the most popular space amongst residential architects over the past two years and continue to increase in popularity. As a result, we believe our business will continue to benefit from strong material conversion, continued repair and remodel activity and favorable secular trends.

Premium Brands Known for Service, Quality, Aesthetics and a Broad Range of Styles and Designs

We achieved our premium brand reputation through our unwavering commitment to developing innovative new products that combine the latest style and design trends with our differentiated material science expertise and proprietary production technologies. For example, we have launched products that take premium flooring trends, such as wire-brushed and hand-scraped finishes and multiple widths, into the decking market.

In addition, we have deployed significant direct sales and service resources that have helped us develop strong brand awareness and loyalty among dealers, home improvement retailers and contractors. Over the last several years, we have made substantial investments to further enhance and strengthen our brands, including launching a variety of innovative new products with superior aesthetics, initiating cutting edge marketing campaigns, expanding our digital footprint and capabilities and unveiling a new set of tools focused on enhancing the consumer experience. We are well known in the industry, and we are generally one of the top two recognized brands in our product categories.

Committed to Sustainably Produced, Long-Lasting, Beautiful Products

Our commitment to sustainability permeates our operations, and our products divert waste from landfills and reduce deforestation. Approximately 90% of our gross sales are attributable to products that are manufactured through an extrusion process, and approximately 44% of all of our extruded materials were manufactured from recycled materials in fiscal 2019. We expect this percentage to increase to approximately 54% in fiscal 2020, and we believe there is an opportunity to increase this percentage in the future. Additionally, our operations are designed with sustainability in mind, with our facilities in Wilmington, OH and Scranton, PA employing closed-loop water filtration systems that recycle approximately 96% of water used annually and our polyethylene recycling facility utilizing energy-efficient systems for power, water, heating, cooling and lighting. Further, our products are designed to retain their aesthetic and structural qualities throughout their lifetimes, and the majority of our products are recyclable at the end of their useful lives. The increasing use of recycled content in our products also leads to improvements in our operating margins, as the flexibility of material input sourcing lowers input costs and reduces reliance on virgin raw materials.

Highly Versatile , U.S.-based Manufacturing Platform with Differentiated Capabilities

We are a vertically-integrated manufacturer, delivering superior quality products with a competitive cost position. Our versatile, process-oriented manufacturing operations are built on a foundation of extensive material development and processing capabilities. Our proprietary production technologies, material blending proficiency and range of extrusion methods enable innovation and facilitate expansion into new markets. We have deep experience working with multiple technologies that enable us to provide some of the industry’s most attractive visuals through advanced streaking and multi-color technologies. Our manufacturing footprint has been consolidated into seven facilities over five geographic locations totaling over 1.7 million square feet, and we have made significant investments in people, processes and systems to increase our manufacturing scale and productivity. We recently expanded our vertical manufacturing capabilities, with our new 100,000 square foot polyethylene recycling facility and our recent acquisition of Return Polymers, which enable further use of recycled content in our product offering and further reduces our reliance on higher-cost alternatives. In 2017, we introduced AIMS to manage and monitor operations, and in 2018, we implemented LSS tools and techniques at our manufacturing facilities to reduce material waste and improve manufacturing efficiency. We believe these initiatives create an opportunity for future expansion of our margins.

Leader in Product Development and Innovation with a Robust New Product Pipeline

Over the past 30 years, we have built an R&D organization with significant expertise in material science and production process technologies. We leverage our R&D and manufacturing capabilities to deliver innovative new products to market that address evolving customer needs while expanding our use of recycled materials. Our product managers and marketing team actively analyze proprietary consumer research and work with architects, contractors and consumers to identify and develop new products that incorporate consumer feedback, expand our portfolio and extend the range of style and design options we offer. Our R&D team then designs, prototypes and tests these new products prior to full scale production. Our rigorous R&D process incorporates in-house analytical capabilities and comprehensive product testing with more than 260 distinct tests, such as accelerated weathering. During the four years ended September 30, 2019, our team successfully led over 20 significant new product introductions, and, for the twelve-month period ended September 30, 2019, our Five Year New Product Vitality for our Residential segment was approximately 51%. We expect to continue to maintain a robust pipeline of new products and technologies that we intend to launch over the next several years, which we believe will help us continue to maintain our leadership in product innovation and drive strong product vitality.

Extensive Network of Contractors, Dealers and Distributors

Throughout our history, we have developed an extensive network in the United States and Canada of loyal contractors, dealers and distributors, many of whom are brand advocates for our products. Our extensive network consists of more than 4,200 dealers, over 130 distributor branch locations and thousands of contractors throughout the United States and Canada. We believe our strong relationships with dealers and contractors are driven by the trust and reliability that we have generated through product innovation, superior quality and performance, and the continuing service and support that we offer. Such support includes specialized training opportunities such as AZEK University and sales support initiatives such as digital lead generation, joint marketing funds, new sample kits, display kiosks, enhanced product literature, print, TV and radio advertising and social media initiatives. AZEK University provides hands-on training for contractors and customers using TimberTech and AZEK Exteriors products and our AZEK Pro Rewards program leverages our new website and digital capabilities to share curated digital leads with our contractors. In our Commercial segment, we sell our highly engineered polymer sheeting products through a network of approximately 130 engineered product distributors across the United States, Canada and Latin America, who sell primarily to OEMs, and we sell our low-maintenence bathroom partitions, shower and dressing stalls, lockers and other storage solutions through a network of approximately 900 dealers who sell to institutional and commercial customers across the United States and in Canada. We believe that the combination of consumer awareness for our product categories and our ability to directly engage with consumers to drive conversion makes us a highly attractive partner for our distributors, dealers, contractors and home improvement retailers, and that combination is a key reason that we expect them to continue to prioritize their own investment in our products and our product categories.

Strong Margin Profile with Significant Opportunity for Expansion

Our business has a strong margin profile driven by our differentiated premium branded products, vertically-integrated U.S.-based manufacturing capabilities and strong customer relationships. We continue to invest in new innovations in current and adjacent markets that we believe will support our long-term growth. Our Residential segment generated Segment Adjusted EBITDA Margin of 28.8% in the year ended September 30, 2019, and we are well positioned to continue to execute on our operational excellence initiatives, including recycling and continuous manufacturing efficiency improvement. As our recent capital investments mature, we believe there is a significant opportunity for us to expand our margins. In addition, a large percentage of our cost base is variable, providing us with significant financial flexibility and the ability to manage costs to reflect changes in economic conditions.

Proven Management Team Focused on Execution

We have assembled a diverse team of highly experienced and accomplished executives with public company experience, a proven track record of leading global consumer and industrial organizations and driving profitable growth, product innovation, cost reduction and manufacturing efficiency. In the past two years, under our management team’s leadership, our Adjusted Gross Profit as a percentage of net sales increased by approximately 400 basis points while we continue to enjoy strong top line growth. Our Chief Executive Officer, Jesse Singh, joined our team in 2016, after serving in numerous leadership roles at 3M, including Chief Commercial Officer, President of 3M’s Health Information Systems business and VP of the Stationery and Office supplies business, which included the iconic Post-it and Scotch Brands. Our Chief Financial Officer, Ralph Nicoletti, joined our team in 2019 after serving as Executive Vice President and Chief Financial Officer of Newell Brands and has more than 35 years of finance experience. Collectively, our team is approximately 50% gender and ethnically diverse and has extensive experience at leading companies, including 3M, Newell Brands, Owens Corning, Eaton, Armstrong, Grainger and Emerson. Our management team has executed key strategic initiatives across the platform to drive accelerated growth and improved profitability including upgrading operational capabilities, implementing productivity tools, and investing in new products sales force expansion, marketing, M&A and internal recycling capabilities.

Our Growth Strategy

We believe our multi-faceted growth strategy positions us to drive profitable above-market growth in the markets we serve.

Introduce Innovative New Products That Expand Our Markets

We have a proven track record of developing innovative new products across multiple price points that accelerate material conversion, increase the use of recycled materials and expand our markets. Our strong manufacturing capabilities, proprietary production technologies, detailed consumer research and extensive material science expertise allow us to rapidly introduce differentiated products. In our Residential segment, our new products are driving conversion away from traditional wood materials across all pricing segments, from various forms of pressure treated wood at the entry level to more exotic woods such as cedar and ipe at the premium level. In 2019, our Residential segment launched three new product platforms: TimberTech EDGE, Multi-Width decking and PaintPro trim. We believe that TimberTech EDGE will accelerate conversion of low-cost traditional pressure treated wood materials by offering superior aesthetics and performance at an accessible price point. Our entry-level decking category volume, which includes our TimberTech PRO Terrain collection in addition to our TimberTech EDGE Prime and Premier collections, increased over 35% on a linear foot basis in fiscal 2019 as compared to the prior year. Multi-Width decking, which extends the technological advancements available in our highly successful Vintage platform, expands the range of style and design options available to consumers seeking premium decking solutions and provides a unique combination of superior performance and a natural wood-look and feel. Our premium Vintage collection volume increased approximately 50% on a linear foot basis in fiscal 2019 as compared to the prior year. PaintPro expands the addressable market for our trim products and accelerates wood conversion by delivering the same high-quality, low-maintenance performance of traditional white PVC trim across a full spectrum of paintable colors. Each year, we continue to launch new products across our business, and as of the year ended September 30, 2019, our blended Five Year New Product Vitality across our Residential segment and Commercial segment was approximately 45%.

In 2020, we are expanding on these product innovations in our Residential segment and launching a new multi-color TimberTech EDGE Prime+ decking collection, a new Wide-Width profile for the TimberTech AZEK Harvest decking collection and the new, multi-tonal Reserve collection under the TimberTech PRO decking line, among others. We will continue to leverage our material technology capabilities and commission detailed consumer research to regularly introduce new products that set us apart from our competition and accelerate future growth.

Accelerate Market Conversion by Capitalizing on Downstream Investments

We view the continued growth in homeowner outdoor investment and repair and remodel activity as a powerful secular trend driving material conversion across our industry. We believe low-maintenance alternatives at a range of premium quality designs and accessible pricing will continue to increase consumer demand and accelerate material conversion.

Over the three years ended September 30, 2019, we have increased our R&D, sales and marketing expenses by over 40% in the aggregate, and we are continuing to make additional investments during fiscal 2020 that we believe will accelerate material conversion and growth in our markets. We expanded our marketing organization and sales force with new talent, enabling us to generate greater awareness of our products and enhance our sales growth in underpenetrated markets and geographies. We invested in new premium and traditional merchandising displays for our dealers and special order merchandising and training for pro desk support associates for our home improvement retailers to increase consumer awareness of our products and to accelerate sales growth. Starting in 2018, we have added new trim and retail focused sales teams and have also established a dedicated sales team to enhance our dealer sales in underpenetrated geographies. We believe these initiatives are helping to accelerate our growth. For example, we believe our new trim-focused sales team has helped increase our AZEK Exteriors trim net sales by more than 15% in fiscal 2019 as compared to the prior year. In addition to expanding our sales force, we realigned the compensation framework for our sales teams to increase downstream engagement with consumers and key influencers such as architects, builders and contractors, to drive increased pull-through demand for our products. We recently opened our third AZEK University location in Chicago, and we are hosting regular contractor training events to encourage contractors to use our products. We believe we can continue to leverage our downstream investments to accelerate material conversion in our markets, strengthen our position in the pro channel and enhance our retail presence.

Build the Leading Consumer Brand in Outdoor Living

We are well-known for quality, innovation and delivering a broad range of on-trend style and design options to customers. We have made significant investments in sales and marketing and R&D over the past two years to differentiate and strengthen our brands and to simplify and transform the consumer experience for purchasing our products. In 2019, we unified our decking and railing product portfolio under our leading TimberTech brand with a differentiated “Go Against the Grain” marketing campaign. We continue to invest in our marketing organization and alongside our channel partners to increase consumer awareness and preference for our products. Our focused digital strategy, enhanced media presence and differentiated marketing campaigns drive increased engagement with consumers and homeowners as well as key influencers such as architects, builders and contractors. Our new digital platform facilitates the consumer journey from inspiration and design through installation. The experience educates consumers on the features and benefits of our products versus traditional materials, utilizes digital visualization tools to allow consumers to re-imagine their outdoor living spaces and directly connects them to a pre-qualified local contractor. During fiscal 2019, website traffic to our outdoor living branded websites increased by approximately 45% and sample orders for our decking products have increased at a double-digit rate, in each case when compared to the prior year.

We enjoy strong preference for our products among contractors, who typically purchase our products at dealers, and we are investing to increase our presence within home improvement retailers as the majority of consumers include visits to home improvement retailers in their research of deck products. These consumer engagement strategies are focused on creating additional pull-through demand and accelerating our growth.

Expand Margins Through Enhanced Recycling Capabilities and Productivity Initiatives

Our broad range of U.S.-based manufacturing capabilities, proprietary production technologies and extensive material science expertise position us as a leading innovator in the Outdoor Living market, and our brands command premium prices and afford us a strong margin profile. However, we believe there is an opportunity for significant improvement in our margins as we continue to invest in and expand our recycling capabilities and focus on operational excellence. Since fiscal 2017, we have invested over $28 million in developing our recycling capabilities to substantially reduce our material cost, divert waste from landfills and increase our utilization of recycled materials. For example, in fiscal 2019, we increased the recycled material content used in the core of our deck boards by approximately 20%, as compared to the recycled material content in fiscal 2018. Increasing the recycled material content in our deck boards has allowed us to substantially reduce the utilization of virgin HDPE in the production of the core of our TimberTech PRO and EDGE products, representing approximately $9 million in cost savings on an annualized basis when compared to legacy material content formulations. We are still in the early stages of material substitution across our manufacturing network and realizing the benefits of our investments in recycling, and we expect to drive additional cost savings as we ramp up internal processing of recycled materials used in the manufacturing of our products.

In addition to enhancing our recycling capabilities, we have also implemented various LSS initiatives across our manufacturing operations to reduce waste and enhance productivity. We utilize a systematic approach, AIMS, to drive continuous improvement throughout our organization. In fiscal 2019, we realized approximately $11 million of cost savings related to net manufacturing productivity improvements. We identified and have begun to implement additional projects that we expect will provide incremental net manufacturing productivity in the coming years. We believe AIMS, our investments in people, processes and equipment and our investments in recycling, productivity and operational excellence will enable us to expand our margins through reduced material cost, improved net manufacturing productivity and enhanced business operations.

Execute Strategic Acquisitions That Broaden Our Platform and Enhance Our Manufacturing Operations

Our markets are large and highly fragmented, and they provide a wide range of opportunities for us to execute acquisitions to augment our growth independent of end-market demand. We have completed several strategic acquisitions since our company was founded, and we have proven to be a highly effective consolidation platform. For example, the acquisition of Versatex strengthened our position in the exterior trim and moulding market, enhanced our product capabilities and generated attractive cost savings, and the acquisition of Ultralox extended our rail portfolio to include aluminum solutions with proprietary interlocking technology and expanded our ability to address the high-growth aluminum railing market.

We intend to continue to prudently execute strategic acquisitions and utilize our disciplined process to identify, evaluate, execute and integrate acquired businesses. We actively monitor a pipeline of attractive opportunities across multiple product categories and geographies. We target opportunities that strengthen our existing platforms, enhance our market positions, expand our portfolio of products and technology capabilities and increase our business diversity. In addition, the acquisitions we pursue must also provide opportunities for us to leverage our strong U.S.-based manufacturing capabilities, material formulation proficiency and extensive dealer and distributor network to meaningfully enhance their scale, growth, profitability and cash flow. For example, we recently acquired Return Polymers, which we expect will significantly enhance our in-house recycling capabilities, reduce reliance on external suppliers and further improve our overall manufacturing cost position.

Our Brands and Products

We leverage a shared material technology and U.S.-based manufacturing platform to create an extensive range of long-lasting and low-maintenance products that convert demand away from traditional materials. Our Residential segment serves the high-growth Outdoor Living market by offering products that inspire consumers to design outdoor spaces tailored to their individual lifestyles. Our innovative portfolio of Outdoor Living products, including deck, rail, trim and accessories, are sold under our TimberTech, AZEK Exteriors, VERSATEX and ULTRALOX brands. Our Commercial segment addresses demand for low-maintenance, highly engineered products in a variety of commercial and industrial markets, including the outdoor, graphic displays and signage, educational and recreational markets, as well as the food processing and chemical industries. Products sold by our Commercial segment include highly engineered polymer sheeting as well as partitions, lockers and storage solutions.

Residential Segment

In our Residential segment, we design and manufacture engineered Outdoor Living products, including deck, rail, trim and moulding and accessories that drive conversion away from wood and other traditional materials. These products are primarily capped wood composites and PVC that are aesthetically similar, yet functionally superior, to finished wood, as they require less maintenance, do not rot or warp, are resistant to water, insects, stains, moisture, mold, mildew, scuffs and scratching, and do not require paints or stains for protection. Many of our products are also designed to ease installation for contractors and builders and reduce lifetime maintenance costs for consumers, without sacrificing aesthetics. We believe these factors, combined with some of the industry’s longest warranties and a comprehensive range of on-trend color palettes and styles, drive contractor loyalty and offer a compelling choice for consumers looking to reinvent their outdoor living spaces and the exteriors of their homes.

In fiscal 2019, our Residential segment generated net sales of $655.4 million, representing approximately 83% of our total net sales. Demand for our Residential segment products is largely driven by repair and remodel activity, which we estimate accounted for over 85% of our Residential segment net sales in fiscal 2019, with the remaining sales attributable to new construction activity.

TimberTech PRO Legacy Deck Collection with Impression Rail (Deck Colors: Tigerwood and Pecan)

Decking

We are one of the only decking manufacturers to offer both capped wood composite and PVC decking products, and we believe we are the only manufacturer to offer narrow and wide-width PVC deck boards. Our decking products transform consumers’ outdoor areas into aesthetically appealing spaces, while reducing lifetime maintenance costs as compared to those made with traditional materials. These high-quality, innovative products are artfully crafted with a broad range of design options and distinguishing features, such as cascading or variegated tones to emulate the natural look and finish of wood. Our products are long lasting and often a more cost-effective alternative over time than products made of traditional materials such as wood, which can fade quickly, require frequent sanding, staining and maintenance and are prone to rot, splinter and crack. In addition, our decking products span a wide range of entry-level to premium price points and are covered by some of the industry’s longest warranties. We are also committed to sustainability and to manufacturing our products with recycled waste and scrap. The wood used in the core of our decking products is 100% recycled, and we do not use any virgin timber. We continue to expand our use of recycled materials in our decking products, such as in our TimberTech PRO and EDGE decking product lines, which offer products made from approximately 80% recycled material.

Through our three primary decking product lines – TimberTech AZEK, TimberTech PRO and TimberTech EDGE – we offer a broad range of colors, textures and styles to provide consumers with a myriad of design options at a variety of price points.

TimberTech AZEK			TimberTech PRO			TimberTech EDGE		
Collection	Harvest Collection	Arbor Collection	Vintage Collection	Terrain Collection	Reserve Collection	Legacy Collection	Prime Collection	Prime+ Collection	Premier Collection
Deck Board Profiles	Standard Wide MAX		Narrow Standard Wide MAX						
Relative Pricing	$$	$$$	$$$$	$$	$$-$$$	$$$	$	$	$-$$
Recycled Content	Over 50% Recycled Content			Up to 80% Recycled Content, Including 100% Recycled Wood			Up to 80% Recycled Content, Including 100% Recycled Wood		
Collection Highlights	• Our most advanced technology: premium capped polymer decking and porch products • We have four collections (including Porch, not pictured) of products that offer many color options spanning from a single color (Harvest) to our multiple color, premium collection (Vintage) that features a wire-brushed finish and aesthetics that mimic natural exotic hardwoods with lower maintenance • The product line offers the subtle intricacy of wood, combined with our Alloy Armour Technology and is our most durable product line • Deck and porch products are available in multiple form factors including variable widths (standard, wide, narrow), tongue and groove profiles, and a 1.5" thick profile ideal for dock and pier applications • The product line does not contain wood in the core or the cap, so it is the most resistant to mold • Deck boards are up to 30% lighter than capped composite products • The product line has superior slip resistance, is cooler to the touch and dissipates heat faster than capped composite products • The product line exceeds the requirements for Wildland Urban Interface (WUI) areas in California • The Vintage Collection has a Class A Flame Spread Index rating • The product line is offered in square shoulder and grooved profiles			• Our premium capped composite line of decking that is made from a combination of recycled plastics, recycled wood and other additives • We have three collections of products including a product that comes with a fully capped scalloped bottom (Terrain) and two exceptional collections (Reserve and Legacy) that offer unique, non-repeating and natural looking visuals • The product line is capped on all four sides with our MoldGuard Technology, offering greater mold and moisture protection than composite products not capped on all four sides • The capping technology offers strong resistance to stain damage with a protected, easy to clean surface and does not contain wood fibers, which over time can become visible in capped products • The Legacy Collection has a unique, hand-scraped finish and leverages advanced technology to achieve its distinctive, cascading color • The product line is offered in square shoulder and grooved profiles			• Our accessible, entry-level capped composite line of decking that provides a cost effective alternative to wood • We have three collections including a full-profile product (Premier) and two entry-level collections (Prime and Prime+) that have a scalloped profile and options for monochromatic (Prime) or blended (Prime+) coloring • The product line is made with a protective cap on three sides that offers a higher level of moisture resistance than traditional wood • The product line utilizes our non-wood capping to provide enhanced weather ability, stain and scratch resistance • The product line is offered in square shoulder and grooved profiles		
Features	50 Year Lifetime Limited Alloy Armour Capped Polymer			30 Year 30 Year 4 Sided Mold Guard			25 Year 25 Year Capped Composite

Collection Harvest Collection Arbor Collection Vintage Collection Porch Terrain Collection Tropical Collection Legacy Collection Prime Collection Premier Collection Deck Board Profiles Relative Pricing Recycled Content Approximately 50% Recycled Content Approximately 80% Recycled Content Approximately 80% Recycled Content Collection Highlights Our premium line of capped polymer decking and porch products We have four collections of products that offer many color options spanning from a single color (Harvest) to our multiple color, premium product line (Vintage) that features a wire-brushed finish and visuals that mimic exotic hardwoods The product line offers the subtle intricacy of wood, combined with our Alloy Armour Technology and is our most durable product line Multiple form factors, including traditional-width, narrow-width, wide-width and two widths of tongue and groove porch boards Product does not contain wood and is therefore lighter and more resistant to mold The product line has superior slip resistance, is cooler to the touch and dissipates heat faster than capped composite products The product line exceeds the requirements for Wildland Urban Interface (WUI) areas in California The Vintage Collection has the aesthetics of exotic hardwoods with lower maintenance The Vintage Collection has a Class A Flame Spread Index rating Our premium capped composite line of decking that is made from a combination of recycled plastics, recycled wood and other additives We have three collections of products including a product that comes with a fully capped scalloped bottom (Terrain) and two premium product lines (Tropical and Legacy) that offer unique, non-repeating and natural looking visuals The product line is capped on all four sides and with our Mold Guard Technology, the product is less susceptible to mold when compared to products that are not capped on all four sides The capping technology offers strong resistance to stain damage with a protected, easy to clean surface and does not contain organic materials like wood which over time can become visible in capped products that do contain wood particle The product line offers both full profile and scalloped configurations The Legacy Collection has a unique, hand-scraped finish and leverages our advanced technology to achieve its variegation Our accessible, entry level capped composite line of decking that provides a cost effective alternative to wood We have two collections including a full-profile product [Premier] and an entry-level product [Prime] that comes with a scalloped profile The product line is primarily sold in solid colors and made with a protective cap on three sided that offers a more moisture resistant product compared to traditional wood The product line utilizes our non-wood capping provides strong weatherability, stain and scratch resistance, and wont splinter Features

Our decking product lines are complemented by our porch collection as well as our broad range of deck accessories, including in-deck and riser lighting, risers for use on stairs, fascia, end coating, flashing and joist tape and our new TimberTech Deck Cleaner. Our growing portfolio of porch board products leverages the same materials and production technologies as our industry-leading decking products and allows us to deliver similar design aesthetics and low-maintenance benefits across a variety of textures. Our composite pavers provide a lightweight and easy-to-install alternative to traditional pavers and are available in a variety of colors and styles for landscaping and resurfacing. We offer a broad range of high-quality fasteners that enable an efficient installation, safe fastening and superior aesthetics, including traditional fasteners, which are color-matched to the decking product and are offered in both coated carbon steel and stainless steel; concealed fasteners, which are covered with a color-matching cap to blend into the associated decking product; and hidden fasteners, which are fastened out of sight under the decking boards.

TimbeTech PRO Terrain Deck Collection with Contemporary Rail (Deck Color: Sandy Birch) TimberTech PRO Tropical Deck Collection with Radiance Rail (Deck Color: Amazon Mist) TimberTech PRO Legacy Deck Collection with Radiance Rail (Deck Color: Tigerwood) TimberTech AZEK Harvest Deck Collection with Premier Rail (Deck Color: Slate Gray) TimberTech AZEK Vintage Deck Collection with primer Rail (Deck Color: Dark Hickory) TimberTech Porch Collection with Premier Rail (Porch Color: Morado)

Railing

Our railing solutions enable consumers to accent their outdoor living spaces with attractive, high-quality, low-maintenance composite and aluminum railing products, which we offer through our TimberTech and ULTRALOX brands. Our railing products reduce the need for ongoing maintenance by eliminating many of the major functional disadvantages of traditional materials, such as warping and rust, and thus are often a more cost-effective alternative over time. For example, our TimberTech composite railing products are covered by a four-sided cap, which eliminates the need for annual sanding, staining, sealing and painting, and our TimberTech aluminum railing products feature a powder coated surface, which produces a long-lasting, color-durable, moisture-resistant finish.

Our railing products are available in various materials and in a broad range of colors, finishes and styles, including traditional, modern and minimalist designs, and we offer a wide selection of infill options, such as composite and aluminum balusters, cable rails and glass channel kits. Our aluminum railing products are lighter-weight and easier to install than other metal railing materials, and their sleek, minimalistic designs allow unobstructed views, especially when coupled with a glass or cable infill option. Due in part to these attributes, aluminum railing has been the fastest growing material category of railing products in recent years. Our railing products are diverse and highly customizable, and in addition to complementing our decking product lines, they also appeal to a broader, stand-alone market, such as for use on decks constructed from traditional materials and in commercial applications.

We believe we are particularly well positioned to serve the fast growing aluminum railing market following our 2017 acquisition of Ultralox, which significantly expanded our aluminum railing product capabilities. Using Ultralox’s proprietary Interlocking Machine, a dealer or contractor can create a customized aluminum, pre-panelized, interlocking railing system on site. This facilitates faster and easier assembly and installation without special tools, mechanical fasteners or welding for both residential and commercial applications and overcomes the design limitations of pre-fabricated railing products. Our TimberTech brand also sells a pre-panelized version of the Ultralox railing kit branded as Impression Rail Express.

To complement our railing products, we offer an array of functional and decorative accessories, including mounting posts, underrail lights and lighted island caps and gate kits. Our deck, rail and related accessory products are frequently used in combination in order to enable consumers to create their own highly customized outdoor living spaces.

Trim and Moulding

We are the leading designer and manufacturer of PVC trim and moulding products for the Outdoor Living market. We operate two large PVC trim manufacturing plants and offer a diverse portfolio of PVC trim and moulding products through our AZEK Exteriors and VERSATEX brands. Our trim and moulding products are aesthetically similar to wood, and can be easily milled, routed or shaped for use in almost any application. Our products are moisture- and insect-resistant and are more durable and require less maintenance than traditional wood products. Contractors and homeowners can use our products in conventional applications, to express their creativity through unique home exteriors, and to complement our decking and railing products. For example, two story decks are often paired with column wraps, canvas porch ceilings and other trim and moulding accents. Our trim and moulding products are also increasingly utilized within the home, including as wainscot trim or as shiplap, which originated to protect the exteriors of homes in harsh climates, but is now a popular way to create unique interior spaces. Our products are also used by millshops and OEM fabricators, who rely on our products due to their consistent formulation, dimensional accuracy and precision, and high machinability, to manufacture a wide range of other Outdoor Living products such as pergolas, arbors and flowerbeds.

In 2018, we acquired Versatex, which significantly expanded our existing trim product portfolio with a broad range of premium cellular PVC trim and moulding products. It also complements our established PVC trim and moulding capabilities with an organization dedicated to service, customer responsiveness and innovation. Particularly known for its customer-focused approach, Versatex has differentiated itself through its history of quickly addressing special requests from customers, developing cutting-edge products that focus on the needs of builders, architects, fabricators and consumers and rapidly bringing these innovative new products to market.

AZEK Exteriors Moulding and Column Wraps AZEK Exteriors Millwork and Cladding AZEK Exteriors Trim and Beadboard

Our full line of AZEK Exteriors and VERSATEX products include trim and moulding, fabricated products, paintable trim and specialty solutions:

Boards and Sheets	Time-Saving Products	Aesthetic Details	Paintable Trim

•  Boards – Manufactured with sealed edges and shipped with a protective film, our trim board is highly versatile and can be milled, routed, or heat formed to be used in many different applications.

•  Sheet – Our sheets provide a clean backdrop over an expansive area and can be used for large scale fabrication such as pergolas and arbors.

•  Skirt Boards – Designed to provide moisture resistance at ground contact and help direct water away from the structure. These products are easy to install with fiber cement, vinyl, or wood siding.

•  Column Wraps – Our column wraps are offered in multiple styles and can quickly and easily improve the aesthetics of a standard wood post with minimal labor.

•  Corner Boards – Our one-piece corner boards are easy to install, feature smooth, outside edges and are aesthetically superior to two-piece corners, which can gather dirt along their edges.

•  J-Channel and Stealth Products – Designed to complement siding and for easy installation around windows and corners.

•  Mouldings – Used to enable customizations, cover transitions or provide crisp, architectural style elements to home exteriors.

•  Tongue & Groove Profiles – Easily add the classic style of beadboard, nickel gap, and shiplap in horizontal or vertical orientation to complement housing exteriors.

•  Canvas – Designed to add contrast to porch ceilings and interior trim projects, these products deliver the look of rich hardwoods without knots or labor intensive staining requirements.

•  TimberTech AZEK Cladding – Combines premium natural hardwood aesthetics and the durability of advanced polymer technology for use as a cladding rain screen for premium curb appeal.

•  PaintPro – Innovative cellular PVC trim that has the same high-performance and low-maintenance benefits of traditional AZEK trim, but can be painted any color. PaintPro trim offers quick drying times with no priming needed and superior paint adhesion.

In addition to the products described above, we offer custom milled solutions for builders and a number of accessories such as fastening systems, adhesives, sealants and bonding solutions.

Commercial Segment

Leveraging our shared U.S.-based manufacturing platform and material technology, we bring low-maintenance products with superior aesthetics to a variety of commercial and industrial markets. Our Residential and Commercial segments operate synergistically, primarily through our ability to utilize new materials, technologies and products developed by one segment across an array of manufacturing processes and products in our other segment. Our Commercial segment includes our Vycom and Scranton Products product lines. Vycom manufactures a comprehensive line of highly engineered polymer materials designed to offer sustainable, low-maintenance and long-lasting solutions for applications for a variety of commercial and industrial markets, including the markets for outdoor living, graphic displays and signage, recreation and playground equipment and the food processing, marine and chemical industries. Scranton Products manufactures sustainable, low-maintenance privacy and storage solutions primarily for schools, stadium arenas and recreational and commercial facilities. Within our Commercial segment, demand for our products is driven by commercial construction activity, material conversion and favorable secular trends such as an increased emphasis on privacy. In fiscal 2019, our Commercial segment generated net sales of $138.8 million, which represented approximately 17% of our total net sales.

Vycom

Vycom manufactures a comprehensive line of highly engineered polymer materials designed to replace wood, metal and other traditional materials in a variety of applications. Vycom’s products are used in a broad range of commercial end markets, are durable, strong and lightweight and can be ordered in a wide range of sizes, thicknesses and colors. These products provide superior performance compared to traditional materials and are resistant to corrosive chemicals, scratches, flames, odors, moisture, bacteria, rotting, delaminating, chipping and swelling. Vycom’s products are also easier to fabricate, decorate, laminate, weld, machine or form than many traditional materials, which makes them attractive to OEMs that have specialized requirements for fabrication, physical properties or chemical resistance. Vycom’s highly engineered solutions are often developed in consultation with OEMs and, as a result, in certain cases are specified into OEM products and applications such as those illustrated below.

Signboards Industrial Storage Tanks Outdoor Furniture and Cabinetry

Scranton Products

Scranton Products provides low-maintenance bathroom partitions, shower and dressing stalls, lockers and other storage solutions. We market our partitions under the Aria, Eclipse and Hiny Hiders brands and our lockers under the TuffTec and Duralife brands. Our primary customers are schools, parks, recreational facilities, stadium arenas, industrial plants and retail and commercial facilities, and we continue to expand rapidly into the commercial repair and remodel market primarily through sales of our high-privacy bathroom partitions. Products sold by Scranton Products are designed to replace traditional materials such as metal, wood and baked enamel with more durable, long-lasting, low-maintenance and more aesthetically pleasing materials. These products are highly resistant to rust, dents, scratches and graffiti, and are easily cleaned. We offer an extensive array of attractive colors, textures and finishes that replicate more traditional materials. As compared to metal and wood alternatives, our partitions and locker products sell at premium prices but deliver significantly reduced life-cycle costs through increased durability and lower maintenance expenses. In fiscal 2019, approximately half of Scranton Products’ net sales were attributable to the education market. We expect to continue experiencing significant growth in Scranton Products’ sales in the commercial markets, which we believe is driven primarily by an increased focus on bathroom privacy considerations, design and aesthetics.

Eclipse Partitions Hiny Hiders Partitions TuffTec Lockers

Product Research and Development

Over the past 30 years, we have built an R&D organization with significant expertise in material science and production process technologies. We leverage our R&D and U.S.-based manufacturing capabilities to deliver innovative new products to market that address evolving customer needs. We have made substantial investments in our R&D organization, which, as of September 30, 2019, consisted of over 25 people, including 21 engineers. We are committed to continuing to invest in our R&D capabilities to further strengthen our ability to regularly introduce new products that set us apart from our competition and accelerate future growth. During the four years ended September 30, 2019, our team successfully led over 20 significant new product introductions, and, as of the year ended September 30, 2019, our blended Five Year New Product Vitality across our Residential segment and Commercial segment was approximately 45%.

Our product managers and marketing team actively analyze proprietary consumer research and work with architects, contractors and consumers to identify and develop new products that incorporate consumer feedback, expand our portfolio and extend the range of style and design options we offer. Our R&D team then designs, prototypes and tests these new products prior to full scale production. Our rigorous R&D process incorporates in-house analytical capabilities and comprehensive product testing with more than 260 distinct tests, such as accelerated weathering.

We believe our focus on innovation allows us to bring on-trend products to market rapidly. For example, we were able to leverage our proprietary color pigmentation technology to adapt quickly to lighter color decking trends and introduce our whitewashed cedar products. Similarly, in response to popular flooring trends, our technological and material science expertise enables us to manufacture wide-width and multi-width decking products that we believe will help accelerate conversion from wood decking products. Our ability to innovate has also helped us introduce opening price point products such as TimberTech EDGE. In our Commercial segment, the introduction of our Aria partitions responds to demand for increased privacy and the introduction of our TimberLine products addresses the adjacent market demand for beautiful, low-maintenance engineered products with a wood-like look in outdoor furniture, cabinetry and other applications.

We currently have a broad portfolio of ongoing development projects across our core product categories as well as certain adjacent products and markets. We are also continuing to leverage our acquisition of Ultralox to develop additional aluminum and steel rail products. In addition, we are constantly evaluating opportunities to use our technological and U.S.-based manufacturing capabilities to expand into new markets where we believe there is an opportunity to drive material conversion or otherwise broaden our market reach.

Distribution

Within our Residential segment, we sell our products through a network of more than 4,200 dealers, more than 35 distributors and multiple home improvement retail locations enabling us to effectively serve contractors throughout the United States and Canada. Within our Commercial segment, we sell our products through a widespread distribution network, as well as directly to OEMs. Our products are generally sold through both one-step and two-step distribution channels. Our distribution network has broad geographic coverage and benefits from the logistics capabilities of our distributors as well as the ability of our distributors and dealers to help generate demand for our products through direct sales, merchandising and marketing. In fiscal 2019, approximately 98% of our gross sales came from the United States and Canada. Our distributors in locations outside of the United States and Canada are responsible for marketing and selling our products in other countries to which our products are exported. We are continually evaluating our distribution strategy to ensure that we can meet the demands of our consumers in the most effective ways.

Residential Segment

We distribute the majority of our Residential segment products through more than 35 distributors who in turn sell our products to dealers. Our distributors also maintain an inventory of our products and support our dealers by managing shipping logistics. We have exclusive relationships with our distributors for decking and trim with respect to specified geographies, and, although some legacy distributors are permitted to carry only certain of our products, many of our distributors are required to carry a comprehensive selection of our TimberTech and AZEK products. Our top ten distributors for the year ended September 30, 2019 accounted for a majority of our total net sales during that period.

Through our distributors, our products are sold to more than 4,200 professional dealers and lumber yards. Additionally, we have special order and stocking relationships with certain home improvement retailers. We attempt to drive sales to our dealers and retailers through digital tools and extensive marketing directed at consumers who can help create pull-through demand for our products among influencers and decision makers such as architects, builders and contractors. Our dealers typically exhibit high brand loyalty and are incentivized to consolidate the manufacturers from which they purchase to maximize early buy discounts and annual volume rebates.

Contractors purchase our products through dealers and retailers. We believe contractors are typically loyal to brands and products they trust because they are a direct point of contact for consumers and are most likely to receive feedback and feel responsible for product performance. We consider the needs of and feedback from contractors in designing and manufacturing new products, and we invest in strengthening our relationships with these contractors as we believe they significantly influence decisions regarding material and brand selection for the types of products we produce. The graphic below illustrates the distribution channels for the Outdoor Living market in which we sell our Residential composite deck, composite and aluminum rail and PVC trim products.

We allocate significant sales force resources to support our dealers, and we believe our strong relationships with dealers and contractors are driven by the trust and reliability that we have generated through product innovation, superior quality and performance and the continuing support that we offer. Such support includes specialized training opportunities such as AZEK University and sales support initiatives such as digital lead generation, joint marketing funds, new sample kits, display kiosks, enhanced product literature, print, TV and radio advertising and social media initiatives. AZEK University provides hands-on training for contractors and customers using TimberTech and AZEK Exteriors products and our AZEK Pro Rewards program leverages our new website and digital capabilities to share curated digital leads with our contractors.

Parksite Inc., who distributes our Residential segment products, accounted for approximately 20% of our net sales for the year ended September 30, 2019.

Commercial Segment

Our Vycom products are primarily sold through approximately 130 engineered product distributors across the United States, Canada and Latin America, who in turn sell full sheet and/or fabricated products that have been converted into a wide variety of components or items for various industrial uses primarily to OEMs. We also sell certain Vycom products directly to OEMs.

Our Scranton Products bathroom partition and locker systems are sold through a network of approximately 900 dealers who sell to industrial and commercial customers across the United States and in Canada. We market the benefits of our bathroom partition and locker systems directly to architects and facilities managers, who frequently specify products by name and material in their designs.

Operations and Manufacturing

We are a vertically-integrated, U.S-based manufacturer, delivering superior quality products with a competitive cost position. Our competitive cost position, including our relatively low transportation costs resulting from us being a U.S.-based manufacturer, provides us with a competitive freight advantage relative to imported products. Our versatile, process-oriented manufacturing operations are built on a foundation of extensive material development and processing capabilities. Approximately 90% of our gross sales are attributable to products that are manufactured through an extrusion process that contains a blend of virgin polymers and recycled materials. Our proprietary production technologies, material blending proficiency and range of extrusion capabilities enable innovation and facilitate expansion into new markets. We have deep experience working with multiple technologies that enable us to provide some of the industry’s most attractive visuals through advanced streaking and multi-color technologies. Our manufacturing footprint has been consolidated into seven facilities over five geographic locations with over 1.7 million square feet in total, and we have made significant investments in people, processes and systems to increase our manufacturing scale and productivity. We recently expanded our vertical manufacturing capabilities with our new 100,000 square foot recycling facility and our recent acquisition of Return Polymers.

In 2017, we introduced AIMS to manage and monitor operations, and in 2018, we implemented LSS tools and techniques at all our manufacturing facilities to reduce material waste and improve manufacturing efficiency.

We have integrated manufacturing operations and differentiated technical expertise in utilizing recycled materials to develop sustainable, cutting-edge products. Sustainability is one of our core strategic pillars, and we are committed to introducing sustainable products that utilize recycled materials, reduce deforestation and are versatile and recyclable at the end of their useful lives. We are dedicated to expanding our recycling capability and investing in the use of reclaimed materials in our manufacturing processes.

Facilities Overview

We are headquartered in Chicago, Illinois and operate seven manufacturing and recycling facilities in the United States. In alignment with our sustainability values, our Chicago corporate office is located in a 2019 LEED-Certified building. Currently, we produce our AZEK, Scranton and Vycom products primarily at our manufacturing facilities in Scranton, Pennsylvania, our TimberTech products primarily at our manufacturing facilities in Scranton, Pennsylvania and Wilmington, Ohio, all of our VERSATEX trim products at our manufacturing facility in Aliquippa, Pennsylvania and all of our ULTRALOX rail products through our manufacturing facility in Eagan, Minnesota. In 2019, we opened our state-of-the-art polyethylene recycling facility in Wilmington, Ohio. We believe our facilities are adequate and suitable for our current needs.

Manufacturing and Recycling Facilities

(as of September 30, 2019)	Scranton, PA	Scranton, PA	Wilmington, OH	Wilmington, OH	Eagan, MN	Aliquippa, PA	Ashland, OH	Total
Plant Size (sq. ft.)	617,760	286,458	518,000	103,000	39,500	125,000	97,650	1,787,368
Ownership	Owned	Leased	Owned	Owned	Leased	Owned	Leased
Headcount	367	155	483	57	23	166	76	1,327

Sales and Marketing

Residential Segment

Our Residential segment sales organization is organized under our AZEK, TimberTech, VERSATEX and ULTRALOX product lines and is composed of a general sales organization, which is primarily geographically based, and also includes specialty sales organizations who focus on trim, rail, retail and key accounts. Our sales organization is primarily focused on generating downstream demand with contractors, architects and builders as well as maintaining relationships with and educating influencers. We believe we can continue to leverage our downstream investments to accelerate material conversion in our markets, strengthen our position in the pro channel and enhance our retail presence.

We maintain a national sales organization that works with builders and supports certain national or large regional dealers with multiple locations and/or buying groups to provide a single point of contact and more effectively serve these customers. Our national sales organization is focused on increased penetration into these accounts by working with corporate decision makers and with buyers at the local level. We have also enhanced our retail-focused sales team, who is focused on supporting individual retail locations, training pro desk associates within retail locations and facilitating deliveries for special orders placed at home improvement retailers.

In 2019, we unified our decking and railing product portfolio under our leading TimberTech brand with a differentiated “Go Against the Grain” marketing campaign. TimberTech has strong market awareness, and unifying our deck and rail products under the TimberTech brand allows us to highlight product differentiation, while maintaining brand identity across multiple price points. Following the repositioning of our AZEK decking product lines under the TimberTech brand, we are focusing on leveraging the AZEK brand as our exteriors brand due to the significant brand recognition for AZEK trim and moulding products.

We maintain comprehensive marketing campaigns using various media in support of our brands, targeted towards our growing dealer base, as well as architects, builders, remodelers and consumers. We continue to invest in our marketing organization and alongside our channel partners to increase consumer awareness and preference for our products. Our focused digital strategy, enhanced media presence and differentiated marketing campaigns drive increased engagement with consumers as well as key influencers such as architects, builders and contractors. Our new digital platform facilitates the consumer journey from inspiration and design through installation. The experience educates consumers on the features and benefits of our products versus traditional materials, utilizes digital visualization tools to allow consumers to re-imagine their outdoor living spaces and directly connects them to a pre-qualified local contractor. We enjoy strong preference for our products among contractors, who typically purchase our products at dealers, and we are investing in order to increase our presence within retailers as the majority of consumers include visits to home improvement retailers in their research of deck products. These consumer engagement strategies are focused on creating additional pull-through demand and accelerating our growth. In addition, we have augmented our advertising efforts by developing instructive, educational and visually appealing product displays, marketing tools and sample kits to market our products. We have also invested in digital, print, TV and radio advertising and display kiosks which enhance our dealers’ and home improvement retailers’ ability to exhibit and promote our products.

We also provide frequent demonstrations, education, product training and other sales support and loyalty initiatives to help drive awareness of and demand for our products. In 2010, we established AZEK University to educate dealers, contractors, architects and builders on our product offering and value proposition through training that includes classroom tutorials, hands-on sessions and plant tours. In addition, through our AZEK Pro Rewards program, we seek to secure preferred brand status with contractors by providing contractors with marketing tools, leads and various other rewards in connection with increased purchases of our products. We believe these efforts increase our market position because many buying decisions involve input from both the contractor and consumer, with consumers frequently relying on contractor recommendations.

Commercial Segment

Our Vycom sales organization focuses on providing engineered polymer solutions for a wide variety of industries including the graphic displays and signage, semiconductor, marine, chemical and corrosion, recreation and playground and food processing markets. Our Vycom products are sold to plastics distributors in the United

States, Canada and Latin America, who sell primarily to OEMs, and in certain cases are sold directly to OEMs. The Vycom sales force is made up of a combination of direct territory managers and manufacturing representatives focused on increasing market penetration by working with printers, fabricators, OEMs and end-users to generate demand for Vycom materials.

As of September 30, 2019, Scranton Products utilized direct sales and regional manufacturers’ sales representatives to provide coverage to a network of approximately 900 dealers who sell to institutional and commercial customers across the United States and in Canada. The Scranton Products’ sales force and agents service architects and facility managers to create pull-through demand in traditional institutional markets, such as schools, universities and stadium arenas, and in targeted new markets, such as retail stores, commercial and professional buildings, industrial facilities and food processing plants. Our Scranton Products sales force has leveraged a leading market position, enhanced promotional materials and specialized products to develop close relationships with architects and assist them in designing products and has enhanced awareness of the benefits of our products through targeted efforts to educate architects and designers.

Raw Materials and Suppliers

The primary raw materials used in our products are various petrochemical resins, including polyethylene, polypropylene and PVC resins, reclaimed polyethylene and PVC material, waste wood fiber and aluminum. We also utilize other additives, including modifiers, TiO2 and pigments. Our contracts with key suppliers are typically short term in nature, with terms generally ranging from one to three years. We have not entered into hedges of our raw material costs at this time, but we may choose to enter into such hedges in the future, and our supply contracts with our major vendors do not contain obligations to sell raw materials to us at a fixed price. Prices for spot market purchases are negotiated on a continuous basis in line with current market prices. Other than short term supply contracts for resins with indexed based pricing and occasional strategic purchases of larger quantities of certain raw materials, we generally buy materials on an as-needed basis.

The cost of petrochemical resins used in our manufacturing processes has historically varied significantly and has been affected by changes in supply and demand and in the price of crude oil. Substantially all of our resins are purchased under supply contracts that average approximately one to two years, for which pricing is variable based on an industry benchmark price index. The resin supply contracts are negotiated annually and generally provide that we are obligated to purchase a minimum amount of resins from each supplier. In addition, the price of reclaimed polyethylene material, waste wood fiber, aluminum, other additives (including modifiers, TiO2 and pigments) and other raw materials fluctuates depending on, among other things, overall market supply and demand and general economic conditions. We seek to mitigate the effects of fluctuations in our raw material costs by broadening our supplier base, increasing our use of recycled material, increasing our use of scrap and reducing waste and exploring options for material substitution without sacrificing quality. For example, between fiscal 2017 and fiscal 2019, we have invested over $28 million to enhance our recycling capabilities and have increased our use of “regrind,” through the collection and reprocessing of scrap generated in our manufacturing processes. These investments, along with other recycling and substitution initiatives, have contributed to an approximately 15% reduction in our per pound capped composite decking core costs and an approximately 12% reduction in our per pound PVC decking core costs, in each case from fiscal 2017 to fiscal 2019, and we believe we have an opportunity to achieve further cost reductions.

Although we do not rely on any single supplier for the majority of our raw materials, we do obtain certain raw materials from single or a limited number of suppliers. In particular, we rely on a single supplier for certain critical capped compounds used in our deck and railing products. If one or more suppliers were unable to satisfy our requirements for particular raw materials, we believe alternative sources of supply would be available, although we could experience a disruption to our operations as alternative suppliers are identified and qualified and new supply arrangements are entered into.

Environmental Sustainability

We have created an operating platform that is centered around sustainability, one of our core strategic pillars, which extends across our value chain from product design, to raw material sourcing and U.S.-based manufacturing, and we increasingly utilize plastic waste, recycled wood and scrap in our products. We believe that our responsibility is not only to our customers, but also to the environment. This commitment is evident through our continued effort to introduce sustainable products, products with life spans that are significantly longer than the life spans of the traditional materials they replace (including exotic hardwoods cut from rainforests) with very little need for maintenance or cleaning chemicals, products that reduce deforestation and products that are versatile and recyclable at the end of their useful lives. We estimate that since 2015 more than one million trees have been saved because our customers chose our decking products over wood. The wood used in the core of our composite decking products is 100% recycled from sources that include, but are not limited to, facilities that manufacture wood mouldings, flooring, windows, doors and other products. Through our recycling programs, approximately 290 million pounds of scrap and waste were diverted from landfills in fiscal 2019.

In addition to the sustainability of our products, we have implemented energy-efficient manufacturing processes in our business operations. For example, our facilities in Wilmington, OH and Scranton, PA employ closed-loop water filtration systems that recycle approximately 96% of water used annually, and our polyethylene recycling facility utilizes energy-efficient systems for power, water, heating, cooling and lighting.

Our dedication to expanding our recycling capabilities and to increasing the use of reclaimed materials is also a critical part of our sustainability commitment. Approximately 44% of all of our extruded materials were manufactured from recycled materials in fiscal 2019. We expect this percentage to increase to approximately 54% in fiscal 2020, and we believe there is an opportunity to increase this percentage in the future. Currently, AZEK pavers are made from approximately 95% recycled material, and we estimate that approximately every 500 square feet of AZEK pavers diverts up to 250 passenger vehicle tires and 7,500 plastic containers from landfills. Additionally, through Vycom, we sell effectively 100% post-consumer recycled polymer sheet products used in the manufacturing of outdoor furniture.

Competition

We compete with multiple companies, including divisions or subsidiaries of larger companies and foreign competitors. We compete on the basis of a number of considerations, including service, quality, performance, product characteristics, brand recognition and loyalty, marketing, product development, sales and distribution and price. We believe we compete favorably with respect to these factors.

Residential Segment

Our residential products compete primarily with products made from wood, aluminum and engineered wood that our products are designed to replace. We also compete with other manufacturers of engineered products designed to replace wood and other traditional materials, including Trex Company Inc., Fiberon, LLC, which was acquired by Fortune Brands Home & Security, Inc. in August 2018, Oldcastle Architectural, Inc., Royal Group, Inc., Kleer Lumber LLC and CertainTeed Corporation.

Commercial Segment

Our Vycom products compete in a highly fragmented market. Manufacturers generally focus on a few core materials sold to narrow sub-segments through a specialized distribution network. Competitors for other non-fabricated products include other national and regional manufacturers like Mitsubishi Chemical Advanced Materials (formerly Quadrant EPP), Rochling Engineering Plastics, 3A Composites USA Inc., Simona AG and Kommerling Plastics USA.

The bathroom partition and locker market is also highly fragmented and is addressed by manufacturers producing products in a variety of different materials and at varying price ranges. Scranton Products’ primary plastic bath and locker competitors are Global Partitions Corp. (d/b/a ASI Global Partitions), Hadrian Manufacturing Inc. and Bradley Corporation.

Seasonality

Although we generally experience demand for our products throughout the year, our sales have historically experienced some seasonality. We have typically experienced moderately higher levels of sales of our residential products in the second fiscal quarter of the year as a result of our “early buy” sales and extended payment terms typically available during the second fiscal quarter of the year. As a result of these extended payment terms, our accounts receivable have typically reached seasonal peaks at the end of the second fiscal quarter of the year, and our net cash provided by operating activities has typically been lower in the second fiscal quarter relative to other quarters. In addition, our sales are affected by the individual decisions of distributors and dealers on the levels of inventory they carry, their views on product demand, their financial condition and the manner in which they choose to manage inventory risk. Our sales are also generally impacted by the number of days in a quarter or a year that contractors and other professionals are able to install our products. This can vary dramatically based on, among other things, weather events such as rain, snow and extreme temperatures. We have generally experienced lower levels of sales of our residential products in the first fiscal quarter due to adverse weather conditions in certain markets, which typically reduces the construction and renovation activity during the winter season. In addition, we have experienced higher levels of sales of bathroom partition products and our locker products during the second half of our fiscal year, which includes the summer months during which schools are typically closed and are more likely to undergo remodel activities.

Intellectual Property

We rely on trademark and service mark protection to protect our brands, and we have registered or applied to register many of these trademarks and service marks. In particular, we believe the AZEK and AZEK Exteriors brands, the TimberTech brand and the VERSATEX brand are significant to the success of our business. We also rely on a combination of unpatented proprietary know-how and trade secrets, and to a lesser extent, patents to preserve our position in the market. As of September 30, 2019, we had approximately 260 trademark registrations and 135 issued patents and pending patent applications in the United States and other countries. As of September 30, 2019, we had approximately 101 issued U.S. patents and 4 U.S. patent applications pending. Our issued U.S. patents generally expire between 2026 and 2037. We also had approximately 23 issued foreign patents and 7 foreign patent applications pending. As we develop technologies and processes that we believe are innovative, we intend to continually assess the patentability of new intellectual property. In addition, we employ various other methods, including confidentiality and nondisclosure agreements with third parties and employees who have access to trade secrets, to protect our trade secrets and know-how. Our intellectual property rights may be challenged by third parties and may not be effective in excluding competitors from using the same or similar technologies, brands or works.

Employees

As of April 30, 2020, we had 1,540 full-time employees. Our workforce is not unionized, and we are not a party to any collective bargaining agreements. We believe we have satisfactory relations with our employees.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, contract and employment claims, personal injury claims, product liability claims and warranty claims. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

Environmental Laws and Regulations

Our operations and properties are subject to extensive and frequently changing federal, state and local environmental protection and health and safety laws, regulations and ordinances. These laws, regulations and ordinances, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes.

Some of the environmental laws applicable to us provide that a current or previous owner or operator of real property may be liable for the costs of removal or remediation of environmental contamination on, under, or in that property or other impacted properties. Accordingly, such liability could apply to us in connection with any of our current or former manufacturing plants or other properties. In addition, some of these laws provide that persons who arrange, or are deemed to have arranged, for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation of environmental contamination at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws, in general, often impose liability whether or not the owner, operator or arranger knew of, or caused, the presence of such environmental contamination. Also, third parties may make claims against owners or operators of properties for personal injuries, for property damage and/or for clean-up associated with releases of hazardous or toxic substances pursuant to applicable environmental laws and common law tort theories, including strict liability. Failure to comply with environmental laws or regulations could result in severe fines and penalties.

We are also subject to permitting requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits from one or more governmental agencies in order to conduct our operations. Such permits are typically issued by state agencies, but permits and approvals may also be required from federal or local governmental agencies. The requirements for such permits vary depending on the location where our regulated activities are conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit.

We are not aware of any environmental liabilities that would be expected to have a material adverse effect on our business, financial condition or results of operations. We believe we comply in all material respects with environmental laws and regulations and possess the permits required to operate our manufacturing and other facilities. Our environmental compliance costs in the future will depend, in part, on the nature and extent of our manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

Health and Safety Matters

Our health and safety policies and practices include an employee training and competency development program to regularly train, verify and encourage compliance with health and safety procedures and regulations. We regularly monitor our total recordable incident rate, or TRIR, and as a result of our commitment to continuously improve our health and safety policies and practices, our TRIR has improved 45% from 4.02 in fiscal 2016 to 2.20 in fiscal 2019. We employ an environmental, health and safety director whose responsibilities include managing, auditing and executing unified, company-wide safety and compliance programs. The environmental, health and safety director reports directly to the Senior Vice President of Operations and also provides monthly updates to the Chief Executive Officer.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of the date of this prospectus:

Name	Age	Position(s)
Non-Employee Directors:
Gary Hendrickson	63	Chairman of our Board of Directors
Sallie B. Bailey	60	Director
Russell Hammond	48	Director
James B. Hirshorn	54	Director
Brian Klos	38	Director
Ronald A. Pace	72	Director
Ashfaq Qadri	38	Director
Bennett Rosenthal	56	Director
Blake Sumler	49	Director

Executive Officers:
Jesse Singh	54	Chief Executive Officer, President and Director
Ralph Nicoletti	62	Senior Vice President and Chief Financial Officer
Jose Ochoa	56	President, Residential Segment
Scott Van Winter	54	President, Commercial Segment
Dennis Kitchen	54	Senior Vice President and Chief Human Resources Officer
Jeanine Gaffke	51	Chief Marketing Officer
Bobby Gentile	50	Senior Vice President of Operations
Jonathan Skelly	42	Senior Vice President of Strategy and Execution
Paul Kardish	57	Senior Vice President and Chief Legal Officer
Michelle Kasson	50	Chief Information Officer

Non-Employee Directors

Gary Hendrickson, a director since May 2017, is the Chairman of our board of directors, a position he has held since May 2017. Mr. Hendrickson previously served as the Chairman and Chief Executive Officer of the Valspar Corporation, a global paint and coatings manufacturer, from June 2011 to June 2017, and was its President and Chief Operating Officer from February 2008 until June 2011. Mr. Hendrickson held various executive leadership roles with the Valspar Corporation from 2001 until 2017, including positions with responsibilities for the Asia Pacific operations. Mr. Hendrickson also serves as a director of Polaris Industries Inc., a publicly traded global manufacturer and seller of off-road vehicles, including all-terrain vehicles and snowmobiles and Waters Corporation, a leading specialty measurement company and pioneer of chromatography, mass spectrometry and thermal analysis innovations serving the life, materials and food sciences. Mr. Hendrickson’s experience as President and Chief Executive Officer of a global company provides expertise in corporate leadership and development and execution of business growth strategy. He also brings to the board of directors significant global experience and knowledge of competitive strategy.

Sallie B. Bailey, a director since November 2018, previously served as the Executive Vice President and Chief Financial Officer of Louisiana-Pacific Corporation, a leading manufacturer of engineered wood building products for residential, industrial and light commercial construction, from December 2011 to July 2018. Prior to working for Louisiana-Pacific Corporation, Ms. Bailey worked as the Vice President and Chief Financial Officer of Ferro Corporation, a global specialty materials company, from January 2007 to July 2010 following an eleven-year career at The Timken Company, a global producer of engineered bearings and alloy steel, in various senior management positions of increasing responsibility, lastly as Senior Vice President, Finance and Controller between 2003 and 2006. Ms. Bailey also currently serves as a director of L3 Harris Technologies, Inc., a technology company, defense contractor and information technology services provider, and NVR, Inc., a homebuilding and mortgage banking company. Ms. Bailey brings to our board of directors a broad knowledge of corporate finance, strategic planning, banking relationships, operations, complex information technology and other systems, enterprise risk management and investor relations gained through prior service as a senior executive of large global manufacturing companies, including as chief financial officer, and she also has knowledge of and experience with complex financial and accounting functions and internal controls.

Russell Hammond, a director since 2013, leads the High Conviction Equities team of OTPP, which invests across the equity asset class and along the liquidity range of pre-IPO, PIPEs and high conviction public companies. He joined OTPP in 2006 and was previously responsible for industrials and business services sector coverage within the Private Capital group. Prior to joining OTPP, Mr. Hammond worked in the investment banking division of Credit Suisse Group AG, as well as the investment banking and private equity departments of Merrill Lynch & Co, Inc. in Toronto, Canada and London, England. Mr. Hammond currently sits on the boards of Stone Canyon Industries Holdings, Inc. and Trivium Packaging B.V. He brings to our board of directors experience with investments in the industrials and business services sectors and has been involved in several transactions in these areas.

James B. Hirshorn, a director since 2013, has been a Partner in the Ares Private Equity Group since 2013, where he focuses on portfolio management. Additionally, Mr. Hirshorn serves as a member of the Management Committee of Ares and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Previously, Mr. Hirshorn served as an Operating Advisor for Ares from 2009 to 2013. Prior to joining Ares, Mr. Hirshorn was the President of Potbelly Sandwich Works, Inc. from 2007 to 2008 and prior to that he served as Senior Executive Vice President of Finance, Operations, Research and Development for Sealy Mattress Corporation from 2002 to 2006. Mr. Hirshorn currently serves on the Board of Directors of DuPage Medical Group, Ltd., an independent multi-specialty physician’s group, and Dawn Holdings Inc., the parent company of Serta Simmons Bedding, LLC. Mr. Hirshorn was selected to join our board of directors due to his extensive experience in operations for businesses in the retail and consumer products industries and for his senior leadership experience.

Brian Klos, a director since February 2018, is a Partner in the Ares Private Equity Group and serves as a member of the Ares Private Equity Group’s Corporate Opportunities Investment Committee. Prior to joining Ares in 2006, he was a member of the General Industries West Group and Mergers and Acquisitions Group at J.P. Morgan Chase & Co., a global financial services firm, where he participated in the execution of mergers and acquisitions and debt financings spanning various industries from 2003 to 2005. Mr. Klos’s years of experience managing and evaluating investments in companies operating in various industries and his in-depth understanding of our business led to the conclusion that he should serve as a director on our board.

Ronald A. Pace, a director since December 2014, is currently a board member of ORP Management LLC, a provider of specialized services and dignified care for children, adolescents and adults with disabilities, where he has served since December 2016, and chairman of the board of directors of Elkhart Lake’s Road America, Inc. where he has served since March 2008. Previously, Mr. Pace served as a member of the board of directors of AriensCo, an equipment company that manufactures snow blowers, lawn tractors and zero-turn lawn mowers for commercial and high-end consumer markets between December 2013 and December 2016. He also previously worked for Kohler Co., Inc., a global leader in the plumbing industry, serving as the Kohler Co. Group President, Interiors in May 2014 until his retirement in June 2015, and prior to May 2014, Mr. Pace served as President, Decorative Products from September 2012. From March 2011 until September 2012, Mr. Pace served as President, Kitchen & Bath Americas, a role he also performed from June 1995 until August 2008. During the interim, he continued to work as a consultant to Kohler Co. Mr. Pace’s experience in businesses serving both commercial and high-end consumer markets, as well as his experience as a director of other private companies, brings valuable insight to our board of directors.

Ashfaq Qadri, a director since February 2019, is a Senior Principal of OTPP and has served in that role since March 2017. Mr. Qadri joined OTPP in 2016, and has significant experience in private equity and investment banking. In his role as a Senior Principal, he is responsible for execution and portfolio management for OTTP’s direct private equity investments in the industrials and energy sectors. He currently serves on the board of multiple OTPP portfolio companies, including Trivium Packaging B.V., Hawkwood Energy LLC, and KANATA Energy Group Ltd. Prior to joining OTPP, Mr. Qadri was a Vice President at Morgan Stanley Private Equity from 2012 to 2014, with roles based in both New York and London. He also previously worked in Morgan Stanley’s Investment Banking division in New York. Mr. Qadri has an in-depth understanding of our business and has years of experience managing and evaluating investments in companies operating in various industries, including in the industrial and energy sectors. His understanding of our business and broad experience led us to conclude that he should serve as a director on our board.

Bennett Rosenthal, a director since 2013, is a Co-Founder of Ares and a Director of Ares. He is a member of the Ares Executive Management Committee and the firm’s Management Committee. Additionally, he is a Partner and Co-Chairman of the Ares Private Equity Group. Mr. Rosenthal additionally serves as the Co-Chairman of the Board of Directors of Ares Capital Corporation, a specialty finance company that provides debt and equity financing solutions to U.S. middle market companies and power generation projects. Mr. Rosenthal also is a member of the Ares Private Equity Group’s Corporate Opportunities and Special Opportunities Investment Committees. Mr. Rosenthal joined Ares in 1998 from Merrill Lynch & Co., Inc. where he served as a Managing Director in the Global Leveraged Finance Group. He currently serves on the boards of directors of City Ventures, LLC and the parent entities of Aspen Dental Management, Inc., CHG Healthcare Holdings L.P., DuPage Medical Group, Ltd., Press Ganey Associates, Inc. and other private companies. Mr. Rosenthal’s previous board of directors experience includes Dawn Holdings, Inc., Hangar, Inc. Maidenform Brands, Inc., National Veterinary Associates, Inc. and Nortek, Inc. Mr. Rosenthal also serves on the Graduate Executive Board of the Wharton School of Business. Mr. Rosenthal graduated summa cum laude with a B.S. in Economics from the University of Pennsylvania’s Wharton School of Business where he also received his M.B.A. with distinction. We believe that Mr. Rosenthal’s extensive experience in the financial industry as well as the management of private equity in particular and his experience as a director of other public and private companies give the board of directors valuable insight.

Blake Sumler, a director since January 2020, is the Managing Director, Diversified Industrial and Business Services in the Private Capital group at OTPP. He joined OTPP in 2013 and has worked in private equity for more than 15 years. At OTPP, Mr. Sumler leads the Diversified Industrials and Business Services team and sits on boards of directors of portfolio companies including PODS (APLPD Holdco, Inc.) and GFL Environmental Inc. Previously, Mr. Sumler was a Senior Vice President at Callisto Capital, a mid-market Toronto based private equity firm focused on buyouts and growth capital investments in Canada. Prior to that Mr. Sumler’s varied work experience included investment management at a hedge fund, equity research and debt syndication. Mr. Sumler is a CPA and a CFA charterholder. He holds a BA (Chartered Accounting) and a Master of Accounting from the University of Waterloo. Additionally, he is a graduate of the Institute of Corporate Directors.

Executive Officers

Jesse Singh, a director since he joined us in July 2016, is our Chief Executive Officer and President. Prior to joining us, Mr. Singh worked for 14 years at the 3M Company, a manufacturer and marketer of a range of products and services through its safety & industrial, transportation & electronics, health care and consumer segments, and served in numerous leadership roles at 3M, including Chief Commercial Officer, President of 3M’s Health Information Systems business and VP of the Stationery and Office supplies business, which included the iconic Post-it and Scotch Brands. During his career at 3M, Mr. Singh was involved in running 3M’s worldwide, customer-facing operations, which was comprised of 4,000 shared services, 12,000 sales and 5,000 marketing professionals. He also served as CEO of 3M’s joint venture in Japan and led 3M’s global electronics materials business. Mr. Singh currently serves on the board and as a member of the audit and compensation committees of Carlisle Companies Incorporated. Mr. Singh brings to our board of directors extensive senior leadership experience and a comprehensive knowledge of our business and perspective of our day-to-day operations.

Ralph Nicoletti is currently serving as our Senior Vice President and Chief Financial Officer and joined us in January 2019. Prior to joining us, Mr. Nicoletti served as Senior Vice President and Chief Financial Officer of Newell Brands, Inc., a leading global consumer goods company, since 2016. Prior to Newell Brands, Inc., Mr. Nicoletti served as Executive Vice President and Chief Financial Officer of Tiffany and Co., a design and manufacturer of jewelry, watches and luxury accessories from April 2014. He has also held the role of Chief Financial Officer for Cigna Corporation, a global health services and insurance company, from 2011 to 2013, and Executive Vice President and Chief Financial Officer for Alberto Culver, Inc., a manufacturer and distributor of beauty products, from 2007 to 2011. Previously, Mr. Nicoletti held a number of financial management positions at Kraft Foods, Inc. during his tenure there from 1979 to 2007. Mr. Nicoletti also currently serves as a director and chairman of the audit committee of Arthur J. Gallagher & Co., a global insurance broker and risk management consultant company that plans and administers risk management programs.

Jose Ochoa is currently serving as our President, Residential Segment. Mr. Ochoa joined us in July 2017. Prior to joining us, Mr. Ochoa spent 15 years at Owens Corning, a developer and producer of insulation, roofing and fiberglass composites, in various roles. Most recently, he was Vice President of Strategic Marketing for the Roofing and Asphalt division, and served on the operating committee and as an officer of the company. Prior to that, Mr. Ochoa was Vice President and General Manager of the Engineered Insulation Systems (EIS) business, Vice President and General Manager of the Foam Insulation division and General Manager of the Latin America division. Prior to Owens Corning, Mr. Ochoa served as Vice President of Technology for ServiceLane, a privately funded startup focused on home services, where he established a national network for home maintenance with Lowe’s Home Improvement Center. Mr. Ochoa also co-founded Fifth Gear Media, which later merged to form Luminant Worldwide Corp. before its initial public offering. Before Fifth Gear Media, Mr. Ochoa held a variety of leadership positions with Frito-Lay, Inc. (part of the PepsiCo Company), The Procter & Gamble Company and AT Kearney, Inc.

Scott Van Winter joined us in January 2017 and is currently serving as our President, Commercial Segment. With more than 25 years of experience in the performance polymers industry, Mr. Van Winter most recently served as Chief Executive Officer and Executive Vice President at Jindal Films Americas, LLC, a leader in the development and manufacture of specialty films, from January 2015 to December 2016, where he led the U.S. and European businesses. Prior to joining Jindal Films America, Mr. Van Winter served as General Manager and Senior Vice President of the Lumirror Polyester Film Division of Toray Plastics (America), Inc., from April 2007 to January 2015, and Vice President of OPS Sheet and Specialty Films for Alcoa KAMA Co. from June 2002 to June 2004.

Dennis Kitchen is currently serving as our Senior Vice President and Chief Human Resources Officer and joined us in October 2016. Mr. Kitchen’s background includes over 24 years of human resources experience in the manufacturing industry, most recently as Vice President of Human Resources for BWAY Corporation, a manufacturer of rigid metal, plastic, and hybrid containers, from November 2010 to October 2016. Prior to that, Mr. Kitchen served as Vice President of Human Resources for Griffin Pipe Products Co., Inc., a manufacturer of water transmission products, from January 2010 to November 2010. Before Griffin Pipe, he held the role of Director of Human Resources for Rio Tinto America Inc., a leading global mining group, from March 2008 to January 2010. Prior to that, Mr. Kitchen held a variety of leadership positions, including Director of Human Resources for BorgWarner Inc., a manufacturer of propulsion systems for combustion, hybrid and electric vehicles, from 1995 to 2008.

Jeanine Gaffke is currently serving as our Chief Marketing Officer and joined us in January 2018. Prior to joining us, Ms. Gaffke served as the Vice President of Marketing and Business Development for Emerson Electric Co., a multinational technology and engineering company, from March 2015 to January 2018. During that time, Ms. Gaffke was responsible for growth initiatives, marketing, communications and digital efforts for Emerson Electric’s Commercial and Residential Solutions division. Prior to that, Ms. Gaffke held a variety of leadership positions, including Head of Global Marketing for Sealed Air Corporation, a packaging company that provides food safety and security solutions, from June 2012 to February 2015. Ms. Gaffke worked at JohnsonDiversey, Inc. from 2009 to 2012 prior to its acquisition by Sealed Air Corporation.

Bobby Gentile is currently serving as our Senior Vice President of Operations and joined us in November 2016. Mr. Gentile has over 20 years of professional operations experience and most recently served as the Vice President of Manufacturing and Logistics at Overhead Door Corporation, a manufacturer of doors and openers, from April 2009 to November 2016. Prior to that, Mr. Gentile was an Operations Leader for Gardner Bender, a manufacturer of electrical and wire management products, from April 2006 to April 2009. He also held the role of Director of Operations for Newell-Rubbermaid Inc., known today as Newell Brands Inc., a leading global consumer goods company, from 2001 to 2006.

Jonathan Skelly is currently serving as our Senior Vice President of Strategy and Execution and joined us in January 2018. Mr. Skelly has 20 years of strategy, mergers and acquisitions, analytics, integration and business development experience. He most recently served as Vice President of Corporate Development for W. W. Grainger, Inc., an industrial supply company, from 2010 to December 2017. During that time, Mr. Skelly was responsible for all global and domestic corporate development and mergers and acquisitions. Prior to that, he held a variety of leadership positions including Director of Strategic Business Development for The Home Depot Inc. and Director of Mergers & Acquisitions for Hughes Supply, Inc.

Paul Kardish is currently serving as our Senior Vice President and Chief Legal Officer. Prior to joining us in September 2019, Mr. Kardish had over 25 years of broad legal, human resources, corporate governance and compliance, security, and government relations experience, serving as the Executive Vice President, General Counsel and Secretary of Schneider National, Inc. from August 2013 through March 2019, and prior to that holding positions at several Fortune 250 companies spanning multiple industries, including Honeywell International Inc., Intel Corporation, Micron Technology, Inc. and Freeport McMoRan Inc. He holds a bachelor’s degree in social work/psychology from Juniata College, a juris doctor from Gonzaga University School of Law and a master of laws degree from New York University School of Law. He was admitted to the Texas Bar in 1993 and to the Wisconsin Bar in 2013. Mr. Kardish also served as a Special Agent with the Federal Bureau of Investigation and is trained in emergency management. He also serves as a member of the Board of Directors for the American Red Cross-Northeastern Wisconsin.

Michelle Kasson is currently serving as our Chief Information Officer and joined us in December 2019. Ms. Kasson has over 25 years of corporate IT experience in the consumer product goods, food and pharmaceutical industries. She most recently served as IT Director at the J.M. Smucker Company for 11 years with responsibilities including enterprise software development, managed service delivery, portfolio development and project execution. Prior to that, Ms. Kasson held a variety of information technology roles at Procter and Gamble, from May 1992 to October 2008. Ms. Kasson received a Bachelors in Management Information Systems from the University of Dayton in 1992 and a Masters of Business Administration from Xavier University in Cincinnati, OH in 1997.

Board Composition and Risk Management Practices

Board Composition

After the completion of this offering, the authorized number of directors comprising our board of directors will be not less than three but not more than thirteen, with the actual number to be fixed from time to time by resolution of our board of directors, subject to the terms of our certificate of incorporation and bylaws that will be in effect upon the completion of this offering and the Stockholders Agreement. Our certificate of incorporation, which will be in effect upon the completion of this offering, provides for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our board of directors will be divided among the three classes as follows:

•	Our class I directors will be Sallie Bailey, James Hirshorn and Ashfaq Qadri and their term will expire at the annual meeting of stockholders to be held in 2021.

•	Our class II directors will be Brian Klos, Ronald Pace and Blake Sumler and their term will expire at the annual meeting of stockholders to be held in 2022.

•	Our class III directors will be Russell Hammond, Gary Hendrickson, Bennett Rosenthal and Jesse Singh and their term will expire at the annual meeting of stockholders to be held in 2023.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Pursuant to the Stockholders Agreement, the Sponsors will be entitled to designate individuals to be included in the slate of nominees for election to our board of directors as follows:

•

for so long as the Sponsors collectively own 50% or more of the outstanding shares of our common stock, the greater of up to six directors and the number of directors comprising a majority of our board; and

•

except as provided below, for so long as the Sponsors collectively own less than 50% of the outstanding shares of our common stock, that number of directors (rounded up to the nearest whole number or, if such rounding would cause the Sponsors to have the right to elect a majority of our board of directors, rounded to the nearest whole number) that is the same percentage of the total number of directors comprising our board as the collective percentage of common stock owned by the Sponsors.

One-half of such nominees will be nominated by each of the Sponsors unless (i) if the number of directors to be nominated is odd, the Sponsors will jointly nominate one such director and each Sponsor will nominate one half of the remaining nominees, and (ii) if either Sponsor owns more than 5%, but less than or equal to 10%, of the outstanding shares of our common stock, one director will be nominated by such Sponsor, and the remaining nominees will be nominated by the other Sponsor.

Under the Stockholders Agreement, each Sponsor will also agree to vote in favor of the other Sponsor’s nominees. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Controlled Company Exemption

Upon the completion of this offering, we will be deemed to be a “controlled company” under the NYSE rules, and we will qualify for the “controlled company” exemption to the board of directors and committee composition requirements under the NYSE rules. Pursuant to this exception, we will be exempt from the requirements that (1) our board of directors be comprised of a majority of independent directors, (2) we have a nominating and corporate governance committee composed entirely of independent directors and (3) our compensation committee be comprised solely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, one of whom must be independent upon the listing of our common stock on the NYSE, a majority of whom must be independent within 90 days of the date of this prospectus and each of whom must be independent within one year from the date of this prospectus. We intend to utilize these exemptions as long as we remain a controlled company. As a result, we may not have a majority of independent directors and our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

If at any time we cease to be a “controlled company” under the NYSE rules, the board of directors will take all action necessary to comply with such rules within the applicable transition periods, including appointing a majority of independent directors to the board and establishing certain committees composed entirely of independent directors.

Board Leadership

Our board of directors has no policy with respect to the separation of the offices of Chief Executive Officer and Chairman of the Board. It is our board of directors’ view that rather than having a rigid policy, our board of directors should determine, as and when appropriate upon consideration of all relevant factors and circumstances, whether the two offices should be separate.

Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the Board, with Mr. Singh serving as our Chief Executive Officer and Mr. Hendrickson serving as non-executive Chairman of the Board. We believe this is appropriate as it provides Mr. Singh with the ability to focus on our day-to-day operations while Mr. Hendrickson focuses on the oversight of our board of directors.

Board’s Role in Risk Management

Management is responsible for the day-to-day management of the risks facing our company, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated therewith. Effective upon the consummation of this offering, our compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Effective upon consummation of this offering, our audit committee will oversee management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by the Sponsors.

Director Independence

Pursuant to the corporate governance standards of the NYSE, a director employed by us cannot be deemed an “independent director,” and each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The fact that a director may own our capital stock is not, by itself, considered a material relationship. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has affirmatively determined that each of Gary Hendrickson, Sallie Bailey, Russell Hammond, James Hirshorn, Brian Klos, Ronald Pace, Ashfaq Qadri, Bennett Rosenthal and Blake Sumler are independent in accordance with the NYSE rules.

Board Committees

Upon the completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Upon the completion of this offering, the audit committee will consist of three directors: Sallie Bailey, Ronald Pace and Gary Hendrickson. Our board of directors has determined that Sallie Bailey, Ronald Pace and Gary Hendrickson each satisfy the independence requirements for audit committee members under the listing standards of the NYSE and Rule 10A-3 of the Exchange Act. Sallie Bailey has been determined to be an audit committee “financial expert” as defined under SEC rules. All members of the audit committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate.

The purpose of the audit committee is to assist our board of directors in overseeing (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditors’ qualifications and independence and (4) the performance of the independent auditors and our internal audit function. The audit committee also prepares the audit committee report as required by the SEC for inclusion in our annual proxy statement.

Our board of directors has adopted a written charter for the audit committee which will take effect upon the completion of this offering and which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, the compensation committee will consist of three directors: Gary Hendrickson, Brian Klos and Ashfaq Qadri. We intend to avail ourselves of the “controlled company” exemption under the NYSE rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the compensation committee which will take effect upon the completion of this offering and which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of four directors: Gary Hendrickson, Sallie Bailey, Blake Sumler and James Hirshorn. We intend to avail ourselves of the “controlled company” exemption under the NYSE rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

The purpose of the nominating and corporate governance committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, subject to our certificate of incorporation, bylaws and the Stockholders Agreement, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on the board of directors or any board of directors committee and recommending that the board of directors appoint the identified member or members to the board of directors or the applicable committee, subject to our certificate of incorporation, bylaws and the Stockholders Agreement, (4) reviewing and recommending to the board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of the board of directors and management, (6) oversee our strategy on corporate social responsibility and sustainability and (7) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Our board of directors has adopted a written charter for the nominating and corporate governance committee which will take effect upon the completion of this offering and which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of the compensation committee is, nor has ever been, an officer or employee of our company.

Code of Ethics

Prior to the consummation of this offering, we will adopt a Code of Ethics for Senior Officers applicable to our Chief Executive Officer and senior financial officers. In addition, prior to the consummation of this offering we will adopt a Code of Conduct and Ethics for all officers, directors and employees. Our Code of Ethics for Senior Officers and Code of Conduct and Ethics will be posted on our website at AzekCo.com on the Corporate Governance page of the Investor Relations section of the website. The information contained on our website is not part of this prospectus. We intend to disclose future amendments to certain provisions of our Code of Ethics for Senior Officers, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or other persons performing similar functions on our website.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides compensation information for the year ended September 30, 2019 for our principal executive officer and our two other most highly compensated persons serving as executive officers as of September 30, 2019. Each of these executive officers was serving as an executive officer of our wholly-owned subsidiary, CPG International LLC, as of September 30, 2019 and also are serving as our executive officers as of the date of this prospectus. We refer to these executive officers as the named executive officers or NEOs.

Name and Principal Position	Year	Salary	Bonus(1)		Stock Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation(4)	Total
Jesse Singh President and Chief Executive Officer	2019 2018	$745,926 720,650	$	— 500,000	$1,434,725 —	$662,070 496,331	$51,293 57,953	$2,894,014 1,774,934
Ralph Nicoletti(5) Senior Vice President & Chief Financial Officer	2019	351,923		250,000	1,794,609	234,270	19,397	2,650,199
Jonathan Skelly Senior Vice President of Strategy & Execution	2019 2018	351,154 248,461		130,500 60,000	152,262 732,056	155,839 90,220	11,682 7,743	801,437 1,138,480

(1)

With respect to the fiscal year ending September 30, 2019, for Mr. Nicoletti, this amount represents a signing bonus paid to him in connection with the commencement of his employment, and for Mr. Skelly, this amount represents a one-time bonus paid in connection with his purchase of common interests in the Partnership. The bonus paid to Mr. Nicoletti is subject to repayment as described under “Narrative Disclosure to Summary Compensation Table—Employment Agreements and Offer Letters—Sign-on Grants”.

(2)

The amounts in this column reflect the aggregate grant date fair value of performance vested and time vested Profits Interests granted in the fiscal years ending September 30, 2019 and September 30, 2018. The grant date fair value of the Profits Interests was computed in accordance with Accounting Standards Codification 718 issued by the Financial Accounting Standards Board, or FASB ASC 718. For a description of the assumptions used to determine the compensation cost of these awards, see Note 11 to our Consolidated Financial Statements for the year ended September 30, 2019 included elsewhere in this prospectus. The performance conditions applicable to the performance vested Profits Interests are “market conditions” that relate to the attainment of specified equity returns, the impact of which is factored into the grant date fair value. The Partnership Agreement permits the Partnership to redeem time vested and performance vested Profits Interests upon certain terminations of employment. Additionally, Profits Interests are eligible to participate in distributions to the extent provided in the Partnership Agreement, including upon certain strategic or change in control transactions. There is no maximum cap on potential redemption value or distributions. See “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Profits Interests” for a description of the Profits Interests.

(3)

The amounts in this column represent annual incentive cash awards earned under the annual incentive program for the year ended September 30, 2019. See “Narrative Disclosure to Summary Compensation Table—Annual Incentive Awards” for a description of the fiscal 2019 annual incentives.

(4)	The amounts shown in the “All Other Compensation” column for the year ended September 30, 2019 are detailed in the table below:

	Health and Welfare Benefits(a)	401(k) Contributions(b)	Commuting Expenses(c)	Other Compensation(d)
Jesse Singh	$10,940	$9,800	$30,553	$—
Ralph Nicoletti	—	6,346	—	13,051
Jonathan Skelly	—	11,682	—	—

(a)	This amount reflects insurance premiums with respect to a long-term disability policy paid on behalf of Mr. Singh of $10,940.
(b)	These amounts reflect matching contributions under the CPG International 401k Plan, or the 401k Plan. See “Additional Narrative Disclosures—Retirement Plans” for a description of the 401k Plan.
(c)	Represents certain expenses related to Mr. Singh’s commute to our headquarters in Chicago.
(d)	Represents the reimbursement of professional fees incurred by Mr. Nicoletti in connection with the negotiation and preparation of his employment agreement.
(5)	Mr. Nicoletti’s employment with CPG International LLC commenced on January 9, 2019.

Narrative Disclosure to Summary Compensation Table

For the year ended September 30, 2019, our NEOs were compensated through a combination of the following components: base salary, annual cash incentive opportunity, long-term incentive awards and employee benefits. Pursuant to employment arrangements and the terms of the long-term incentive awards, our NEOs were also entitled to cash severance and other benefits in the event of a qualifying termination of employment or certain transactions. Each of these compensation elements is described below.

Base Salaries

The base salary earned by each of our NEOs during the year ended September 30, 2019, is reflected in the Summary Compensation Table above. The annual base salaries of the NEOs as of the end of fiscal year 2019 were $760,552 for Mr. Singh, $500,000 for Mr. Nicoletti and $380,000 for Mr. Skelly.

Annual Incentive Awards

In order to motivate the NEOs to achieve short-term performance objectives, a portion of their total target compensation opportunity is in the form of an annual incentive bonus. The annual incentive bonus in respect of the fiscal year ending September 30, 2019 was determined based on the level of achievement of certain financial and individual performance criteria, which are described in more detail below.

Target Incentive Opportunities

The target annual incentive opportunity, expressed as a percentage of an NEO’s base salary, was established in each NEO’s employment agreement or offer letter, which are described under “—Employment Agreements and Offer Letters” below. The target opportunity for the fiscal year ended September 30, 2019 for each of the NEOs was as follows:

Named Executive Officer	Target Annual Incentive (% of Base Salary)	Target Annual Incentive(1)
Jesse Singh	100%	$745,926
Ralph Nicoletti	75%	263,942
Jonathan Skelly	50%	$175,577

(1)

Target annual incentive amounts represent the percentage of base salary earned during the fiscal year, rather than a percentage of the annualized base salary rate as in effect at the end of the fiscal year.

Performance Targets and Fiscal Year 2019 Performance

For the NEOs, 75% of the fiscal year 2019 annual bonus payout was tied to CPG International LLC financial performance relative to the targets established by the compensation committee of the board of directors of AOT Building Products GP Corp., or the Compensation Committee. The remaining 25% was determined based on individual performance as discussed with the Compensation Committee.

Financial Performance Objectives

For the fiscal year ending September 30, 2019, the financial performance component of the annual incentive opportunities was determined based on CPG International LLC Adjusted EBITDA and Revenue, which accounted for 50% and 25%, respectively, of each NEO’s aggregate annual bonus opportunity. The financial performance objectives and actual company fiscal 2019 performance as determined for purposes of the annual incentive awards were as follows:

Performance Targets and Results (Dollar values in millions)
	Threshold	Target	Maximum	Actual Performance
Target Adjusted EBITDA(1) 50% Weighting	$175.8	$195.4	$226.6	$187.8
Percentage of Target(2)	0%	100%	295%	61%
Target Revenue 25% Weighting	$704.0	$782.2	$907.3	$796.4
Percentage of Target(2)	0%	100%	295%	118%

(1)

Adjusted EBITDA for purposes of fiscal 2019 annual incentives is defined as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization, adding thereto or subtracting therefrom certain non-cash charges, restructuring and business transformation costs, acquisition costs, initial public offering costs, capital structure transaction costs and certain other costs.

(2)	Performance between levels is generally interpolated on a straight-line basis.

Individual Performance Objectives

The remaining 25% of the annual bonus payout was determined by the Compensation Committee based on the NEOs’ individual performance. The individual performance component was determined based on an overall assessment of the NEO’s performance and was not based on a predefined formula or targets. The maximum award that an NEO can earn for the individual performance component was 130% of the target bonus attributable to this metric, which maximum is intended to reward exceptional performance. Mr. Singh’s individual performance was assessed based on his performance in improving employee safety, preparing and executing monetization efforts, executing CPG International LLC’s strategic value creation plan and delivering the operating plan. Mr. Nicoletti’s individual performance was assessed based on his performance in developing compliance controls, supporting monetization efforts, executing enhanced forecasting projects, strengthening the CPG International LLC financial organization and improving sales forecasting capability. Mr. Skelly’s individual performance was assessed based on monetization efforts, strategy execution and delivery of CPG International LLC’s 2019 plan.

After considering each NEO’s self-assessment and an assessment by the Chief Executive Officer (for Messrs. Nicoletti and Skelly), the Compensation Committee determined that each of Messrs. Singh, Nicoletti and Skelly achieved 115% of the individual performance component.

After incorporating the results of the financial and individual performance components, the Compensation Committee approved the following payouts for the year ended September 30, 2019:

	75% of Annual Incentive	25% of Annual Incentive	2019 Earned Annual Incentive
	CPG Component	Individual Performance Component
Jesse Singh	80%	115%	89%
Ralph Nicoletti	80%	115%	89%
Jonathan Skelly	80%	115%	89%

In addition to the annual incentive earned as discussed above, CPG International LLC paid Mr. Skelly a special cash bonus equal to $130,500, which was used to purchase common interests in the Partnership.

Long-Term Incentives

Profits Interests

The outstanding long-term incentives held by the NEOs consist primarily of Profits Interests granted under the Partnership Agreement. These Profits Interests, which are designed to align employees’ interests with the interests of the Partnership and its subsidiaries, represent interests in the future profits (once a certain level of proceeds has been generated) in the Partnership. In general, awards of Profits Interests are 50% time vested and 50% performance vested.

•	Time vested Profits Interests generally vest ratably over five years from the vesting commencement date, subject to continued employment through each vesting date.

•	Half of the performance vested Profits Interests vest upon the achievement of one of the following events subject to continued employment through the vesting date:

•

When the aggregate proceeds (in the form of cash and marketable securities), or Proceeds, received by each of the Sponsors are at least two times its aggregate capital contributions, or the First MoM Target, or

•

In the event of a Change in Control (as defined in the Partnership Agreement), when the aggregate Proceeds received by each of the Sponsors result in an internal rate of return on its aggregate capital contributions, or IRR, that is equal to or greater than 25%.

•	The remaining 50% of the performance vested Profits Interests vest upon the achievement of one of the following events subject to continued employment through the vesting date:

•

When the aggregate Proceeds received by each of the Sponsors are at least 2.75 times its aggregate capital contributions, or the Second MoM Target, and, together with the First MoM Target, the MoM Targets, or

•	In the event of a Change in Control, when the aggregate Proceeds received by each of the Sponsors result in an IRR that is equal to or greater than 30%.

Any unvested performance vested Profits Interests will be forfeited and cancelled upon the tenth anniversary of the grant date.

The Profits Interests granted to each of Messrs. Singh, Nicoletti and Skelly in connection with his appointment, as described under “—Employment Agreements and Offer Letters” below, vest in accordance with the terms described above. In addition to the Profits Interests granted to Mr. Singh in connection with his appointment, Mr. Singh was granted 840 time vested Profits Interests and 840 performance vested Profits Interests on October 11, 2018. The time vested Profits Interests were 40% vested on the grant date, with the remaining 60% vesting in equal installments on May 26, 2019, 2020 and 2021, subject to continued employment through the vesting date. The performance vested Profits Interests vest based on satisfaction of the performance criteria described above. In addition to the Profits Interests granted to Mr. Skelly in connection with his appointment, Mr. Skelly was granted 225 time vested Profits Interests and 225 performance vested Profits Interests on August 7, 2019 that vest in accordance with the terms described above.

Notwithstanding the vesting schedules discussed above, vested Profits Interests are subject to redemption by the Partnership in the event that the NEO’s employment terminates. A discussion of the redemption terms and the treatment of the Profits Interests in connection with a Change in Control, a Strategic Transaction or certain qualifying terminations of employment is described under “Additional Narrative Disclosures—Potential Payments Upon Termination, Change in Control or Strategic Transaction” below.

Long-Term Cash Incentive

Mr. Singh was granted a long-term cash incentive with a value of $765,046 on October 11, 2018, which vests upon the satisfaction of certain time- and performance-vesting conditions. The long-term cash incentive will be paid in a cash lump sum within 30 days following the date on which both of the following conditions are satisfied:

•

Time vesting condition: The long-term cash incentive was 40% time vested on the grant date, with the remaining 60% time vesting in equal installments on May 26 of each of 2019, 2020 and 2021, subject to continued employment through each vesting date.

•

Performance vesting condition: The performance-vesting condition is satisfied on the occurrence of either (i) the date following an initial public offering on which the Sponsors own less than 50% of the equity value represented by equity interests of CPG International LLC or (ii) a Change in Control (as defined in the long-term cash incentive award) and where the price per share in the initial public offering, or the transaction price in the Change in Control, implies an equity value at least commensurate with the aggregate investments by the Sponsors in CPG International LLC, as determined by AOT Building Products GP Corp. in its sole discretion, or the Performance Vesting Condition.

If the Performance Vesting Condition is not satisfied prior to May 26, 2026, the long-term cash incentive will be automatically terminated and forfeited without compensation. As of the date of this prospectus, the long-term cash incentive has not been earned.

A discussion of the treatment of the long-term cash incentive in connection with a Change in Control, a Strategic Transaction or certain qualifying terminations of employment is described under “Additional Narrative Disclosures—Potential Payments Upon Termination, Change in Control or Strategic Transaction” below. A discussion of the treatment of the long-term cash incentive following the offering is described under “Post-Offering Compensation—Long-Term Cash Incentive Amendment” below.

Employee Benefits

The NEOs participate in a variety of insurance plans, including medical and dental welfare benefits on the same basis as other employees of CPG International LLC. In lieu of long-term disability benefits provided to other executives, Mr. Singh is entitled pursuant to his employment agreement to a long-term disability insurance policy funded by CPG International LLC that provides a monthly benefit of $25,000 in the event of total and permanent disability. CPG International LLC offers reimbursement for physicals to certain of its employees, including the NEOs.

Employment Agreements and Offer Letters

CPG International LLC entered into an employment agreement or offer letter with each of the NEOs in connection with the commencement of his employment, which are described below. Additionally, each employment agreement or offer letter provides for certain severance and termination benefits that are described below under “—Potential Payments Upon Termination, Change In Control or Strategic Transaction”.

Term. CPG International LLC entered into an employment agreement with Mr. Singh effective as of May 26, 2016, which continues until Mr. Singh’s employment terminates. CPG International LLC entered into an employment agreement with Mr. Nicoletti effective on January 9, 2019, which continues until Mr. Nicoletti’s employment terminates. CPG International LLC entered into an offer letter with Mr. Skelly, dated as of September 20, 2017, pursuant to which Mr. Skelly serves as the Senior Vice President of Business Development and Investor Relations.

Base Salary and Target Bonus. The agreements initially provided, for Mr. Singh, for an annual base salary of $650,000 and an annual target bonus of 100% of base salary; for Mr. Nicoletti, for an annual base salary of $500,000 and an annual target bonus of 75%; and for Mr. Skelly, for an annual base salary of $340,000 and an annual target bonus of 50% of base salary.

Sign-on Grants. In connection with his appointment, Mr. Singh received a one-time award in the amount of $1,000,000, payable 50% in the form of cash and 50% in the form of common interests in the Partnership. The cash portion was earned and the equity portion vested in full on the second anniversary of Mr. Singh’s start date. Mr. Singh was also granted 7,565 performance vested Profits Interests and 9,065 time vested Profits Interests.

In connection with his appointment, Mr. Nicoletti received a one-time cash bonus in the amount of $250,000. If Mr. Nicoletti voluntarily terminates his employment with CPG International LLC within two years of his start date, he will be required to repay a pro-rata portion of the after-tax value of such sign-on bonus, based on the number of days within that two year period that follow his resignation. Additionally, Mr. Nicoletti was granted 4,750 Profits Interests.

In connection with his appointment, Mr. Skelly received a one-time cash bonus in the amount of $60,000, which was subject to repayment in full if Mr. Skelly voluntarily terminated his employment with CPG International LLC within one year following his start date. Additionally, Mr. Skelly was granted 1,750 Profits Interests. The Profits Interests granted to the NEOs vest as described under “—Long-Term Incentives—Profits Interests.”

Employee Benefits. As discussed under “—Employee Benefits,” each NEO is eligible to participate in certain health and welfare benefit programs. Additionally, Mr. Nicoletti was entitled to reimbursement of up to $15,000 for professional fees incurred by him in connection with the negotiation and preparation of his employment agreement.

Restrictive Covenants

In connection with the commencement of his employment, each of the NEOs agreed to confidentiality, non-disparagement, non-competition and non-solicitation of employees and customers covenants. The non-competition and non-solicitation covenants with each of Messrs. Singh and Nicoletti continue for two years following the termination of his employment for any reason. Mr. Skelly agreed to non-competition and non-solicitation covenants that continue for one year following the termination of his employment for any reason. The NEOs also agreed to covenants assigning rights to intellectual property to CPG International LLC.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table shows all outstanding equity awards held by each of the NEOs as of September 30, 2019, which consisted entirely of Profits Interests.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock That Have Not Vested(2)
Jesse Singh	3,626	$3,346,798	7,565	$6,982,495
	336	61,488	840	153,720
Ralph Nicoletti	2,375	434,625	2,375	434,625
Jonathan Skelly	700	646,100	875	807,625
	225	41,175	225	41,175

(1)

The amounts in this column represent unvested time vested Profits Interests in the Partnership granted to the recipient under the Partnership Agreement. The time vested Profits Interests vest in equal installments on each of the first, second, third, fourth and fifth anniversaries of the grant date or date of hire, as applicable, subject to continued employment through the applicable vesting date.

For Mr. Singh, awards listed in this column represent the remaining unvested portion of the Profits Interests granted on October 11, 2018 and May 26, 2016. Each grant vests in equal installments on May 26, 2017, 2018, 2019, 2020 and 2021 (such that the October 11, 2018 award was 40% vested on the date of grant).

For Mr. Nicoletti, awards listed in this column were granted on January 9, 2019 and vest in equal installments on January 9, 2020, 2021, 2022, 2023 and 2024.

For Mr. Skelly, 225 of the Profits Interests in this column were granted on August 7, 2019 and vest in equal installments on August 7, 2020, 2021, 2022, 2023 and 2024. The remainder of Mr. Skelly’s Profits Interests in this column were granted on February 22, 2018 and vest in equal installments on February 22, 2019, 2020, 2021, 2022 and 2023.

The treatment of time vested Profits Interests in connection with a termination of employment and certain other events is described under “Potential Payments Upon Termination, Change in Control or Strategic Transaction—Treatment of Long-Term Incentives” below.

(2)

There is no public market for the Profits Interests and therefore recipients cannot monetize Profits Interests in their discretion. Each Profits Interest is granted with a hurdle amount, which functions like an option exercise price because the Profits Interests do not participate in distributions to equity holders up to that amount. Profits Interests are subject to redemption by the Partnership upon certain events, including upon termination of employment, and may be redeemed for zero value in certain circumstances. For more information, see “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Profits Interests” for a description of the Profits Interests.

The amounts in this column represent the appreciation in the value of each Profits Interest over its hurdle amount from the date of grant through September 30, 2019, based on the Partnership’s valuation as of that date as determined by the board of directors of AOT Building Products GP Corp. Awards granted before June 30, 2018 have a hurdle amount of $1,000 per unit and those granted after June 30, 2018 have a hurdle amount of $1,740 per unit. The grant date of each award is set forth in note 1 to this table.

(3)

The amounts in this column represent unvested performance vested Profits Interests in the Partnership granted to the recipient under the Partnership Agreement. Distributions to performance vested Profits Interests above the applicable hurdle amount, if any, are not payable until the performance vested Profits Interests vest upon the achievement of the performance conditions described under “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Profits Interests”.

The treatment of performance vested Profits Interests in connection with a termination of employment and certain other events is described under “Potential Payments Upon Termination, Change in Control or Strategic Transaction—Treatment of Long-Term Incentives” below. Any outstanding unvested performance vested Profits Interests expire on the first to occur of a Change in Control or the tenth anniversary of the grant date.

Additional Narrative Disclosures

Retirement Plans

CPG International LLC maintains a tax-qualified defined contribution plan, the CPG International 401k Plan, in which all employees may contribute up to 100% of his or her salary, subject to Internal Revenue Code limits. CPG International LLC matches 100% of the first 1% of employee contributions and 50% of the next 5% of employee contributions, for a total matching contribution of 3.5% on the first 6% of employee contributions. The NEOs are eligible to participate in the 401k Plan on the same terms as other participating employees.

Potential Payments Upon Termination, Change In Control or Strategic Transaction

The employment agreement or offer letter with each NEO and the long-term incentives awarded to the NEOs provide benefits upon the termination of his employment with CPG International LLC under certain circumstances or upon certain transactions, as described below. Certain terms used in this section have the meanings described under “—Treatment of Long-Term Incentives—Definitions” below.

Severance Under Employment Agreements and Offer Letters

On a termination for any reason, each NEO is entitled to payment of accrued but unpaid base salary and vacation. Additionally, if Mr. Singh’s employment terminates for any reason (other than a termination by CPG International LLC for Cause), Mr. Singh’s base salary and employee benefits continue until the end of the month in which termination occurs.

On a termination without Cause (or, for Messrs. Singh and Nicoletti, for Good Reason), the NEOs are entitled to cash severance equal to, for Mr. Singh, the sum of two times his base salary and one times his target annual bonus, payable in equal monthly installments for 18 months following termination; for Mr. Nicoletti, continued base salary for 12 months following termination; and for Mr. Skelly, continued base salary for 12 months following termination. Additionally, Mr. Singh is entitled to a prorated annual bonus for the year of termination based on actual performance and the number of days Mr. Singh was employed during the year of termination, payable at such times that annual bonuses are paid to executives generally, and any earned but unpaid bonus for the year prior to termination. In connection with such termination, Mr. Singh is entitled to continued payment of healthcare premiums for 24 months following the date of termination or until Mr. Singh obtains healthcare benefits from another employer, and Mr. Skelly is entitled to continued medical, vision and dental benefits for 12 months. The foregoing benefits to each of Messrs. Singh and Nicoletti are subject to his execution of a release in favor of CPG International LLC and compliance with post-employment restrictive covenants.

In the event that Mr. Singh’s employment is terminated due to death or disability, Mr. Singh will be entitled to: (i) any earned but unpaid bonus for the year prior to termination, (ii) all amounts accrued under any bonus, incentive or other plan and (iii) a prorated annual bonus for the year of termination based on actual performance and the number of days Mr. Singh was employed during the year of termination, payable at such times that annual bonuses are paid to the executives of CPG International LLC generally.

Treatment of Long-Term Incentives

Profits Interests

The Partnership previously granted time vested and performance vested Profits Interests to the NEOs, which are subject to certain treatment upon the occurrence of a Change in Control, a Strategic Transaction or certain qualifying terminations in connection with a Change in Control or Strategic Transaction.

All unvested time vested Profits Interests that remain outstanding and eligible for vesting generally will vest immediately upon a Change in Control. Additionally, all unvested time vested Profits Interests that remain outstanding and eligible for vesting generally will vest upon a termination of employment without Cause or for Good Reason within 12 months following the occurrence of a Strategic Transaction. In addition, with respect to time vested Profits Interests granted to Mr. Singh on October 11, 2018 and May 26, 2016, if a Change in Control occurs within six months following a termination of Mr. Singh’s employment by CPG International LLC without Cause or by Mr. Singh for Good Reason, then all unvested time vested Profits Interests in effect immediately prior to such termination of employment will be treated as outstanding as of the Change in Control and vest immediately upon such Change in Control. With respect to Mr. Nicoletti’s time vested Profits Interests, a prorated portion will vest in connection with a termination of Mr. Nicoletti’s employment without Cause or for Good Reason and all of his time vested Profits Interests will vest if a Change in Control occurs within 180 days after the termination of his employment without Cause. Additionally, certain time vested Profits Interests that are scheduled to vest within a period of time after a termination of employment may vest on such termination.

Performance vested Profits Interests only vest upon a Change in Control to the extent that the performance criteria are met, as described in “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Profits Interests” above. If the relevant performance criteria have not been met as of the earlier of a Change in Control and the tenth anniversary of the grant date, any unvested performance vested Profits Interests will be forfeited and cancelled. Upon a termination of employment without Cause or for Good Reason within 12 months following a Strategic Transaction (determined without regard to subpart (ii) of the definition of Change in Control), to the extent that the MoM Targets would have been satisfied had the fair value of any non-freely tradable and marketable securities received by the Sponsors in connection with the Strategic Transaction constituted Proceeds as of the date of such Strategic Transaction, the performance vested Profits Interests will remain outstanding and eligible to vest based upon the Sponsors’ future receipt of Proceeds. In addition, with respect to performance vested Profits Interests granted to Mr. Singh on October 11, 2018 and May 26, 2016, if a Change in Control occurs within six months following a termination of Mr. Singh’s employment by CPG International LLC without Cause or by Mr. Singh for Good Reason, then all unvested performance vested Profits Interests will be treated as outstanding as of the Change in Control and will be eligible to be earned as of the Change in Control based on achievement of the MoM Targets. Mr. Nicoletti will remain eligible to vest in any performance vested Profits Interests that satisfy the performance criteria described above if a Change in Control occurs within 180 days after the termination of his employment without Cause.

Vested Profits Interests generally may be redeemed by the Partnership within six months following a termination of employment. In the event of a termination of employment due to an NEO’s resignation without Good Reason prior to the third anniversary of the date on which the Profits Interests were granted, or the termination of the NEO’s employment for Cause at any time, vested Profits Interests may be redeemed for no value. Good Reason and Cause as used in the preceding sentence have the meanings set forth in the executive’s employment agreement, or if none, then as set forth in the Partnership Agreement. In the event of a termination of employment for any other reason, including death or disability, vested Profits Interests may be redeemed for the fair market value, as determined in accordance with the Partnership Agreement.

All Profits Interests are subject to a clawback provision under which if a recipient willfully or intentionally materially breaches, or fails to correct a material breach of, any non-competition, non-solicitation or non-disclosure covenant to which he or she is subject, then such person will automatically forfeit any outstanding Profits Interests and repay any amounts distributed to him or her (other than certain minimum distributions to partners of the Partnership) within the 24 months prior to such breach.

Long-Term Cash Incentive

On October 11, 2018, Mr. Singh was granted a long-term cash incentive, subject to certain time and performance vesting conditions. See “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Long-Term Cash Incentive”. In the event of a Change in Control or a termination of employment by CPG International LLC without Cause or by Mr. Singh for Good Reason within 12 months following the occurrence of a Strategic Transaction, any unvested portion of the long-term cash incentive that remains outstanding and eligible for vesting will immediately time-vest. In addition, if a Change in Control occurs within six months following a termination of Mr. Singh’s employment by CPG International LLC without Cause or by Mr. Singh for Good Reason, then any unvested portion of the long-term cash incentive immediately prior to such termination of employment will be treated as outstanding as of the Change in Control and will time-vest immediately upon such Change in Control and performance-vest upon satisfaction of the Performance Vesting Condition as described above.

Definitions

For Mr. Singh, “Cause” generally means (i) a conviction of a crime constituting fraud, embezzlement, a felony, or an act of moral turpitude, (ii) gross negligence, (iii) breach of the duty of loyalty or care that causes material injury to CPG International LLC, (iv) ongoing willful refusal or failure to perform duties or (v) material breach of any material written agreement with CPG International LLC. Good Reason generally means (i) a reduction in salary or target bonus, (ii) a material reduction in duties or authority, (iii) removal of position and responsibilities, (iv) failure to pay compensation under the employment agreement, (v) relocation by more than 35 miles or (vi) a material breach of the employment agreement, in each case provided that Mr. Singh has given CPG International LLC written notice of the termination within 90 days of the first date on which he has knowledge of such event or conduct and he has provided CPG International LLC with at least 30 days to cure (to the extent curable).

For Mr. Nicoletti, “Cause” generally means (i) commission of an act which constitutes common law fraud or embezzlement, (ii) indictment, conviction or plea of guilty or nolo contendere to a felony or crime involving moral turpitude, (iii) commission of any intentional tortious or intentional unlawful act in either case causing material harm to CPG International LLC’s (or any of its affiliates’) business, standing or reputation, (iv) gross negligence in performing his duties, (v) breach of the duty of loyalty or care, (vi) other misconduct that is materially detrimental to CPG International LLC or its affiliates, (vii) refusal or willful failure to perform Mr. Nicoletti’s duties or the deliberate and consistent refusal to conform to or follow any reasonable policy of CPG International LLC, in each case after receiving written notice from CPG International LLC of such non-compliance and being given 10 business days to cure (to the extent curable) such non-compliance, (viii) material breach of any material written agreement with CPG International LLC which breach is not cured (to the extent curable) within 10 business days after written notice from CPG International LLC, or (ix) Mr. Nicoletti’s death or disability resulting in his inability to continue to perform the essential functions of his job, with a reasonable accommodation. Good Reason generally means a termination by Mr. Nicoletti of his employment within 90 days following the occurrence of any of the following without his consent that remains uncured for 10 business days after receipt by CPG International LLC of written notice of such event by Mr. Nicoletti: (i) a material reduction in salary, (ii) a materially adverse change in title, duties or responsibilities (including reporting responsibilities), or (iii) relocation by more than 50 miles.

For Mr. Skelly’s Profits Interests, “Cause” (as defined in the Partnership Agreement) generally means (i) indictment, conviction or plea of guilty or nolo contendere to a felony or crime involving moral turpitude, fraud, theft, breach of trust or similar acts, (ii) breach of fiduciary duty, willful misconduct or gross negligence, (iii) willful failure to follow a reasonable and lawful directive or comply with written rules, regulations, policies or procedures that are reasonably expected to have more than a de minimis adverse effect on CPG International LLC, (iv) violation of any employment or similar agreement or any restrictive covenants or (v) deliberate and continued failure to perform material duties. “Cause” is not defined in Mr. Skelly’s offer letter.

A “Change in Control” is defined generally to occur upon the following events:

•

(i) any person or group other than an Excluded Entity (as defined below) becomes the beneficial owner of more than 50% of the common interests in the Partnership; (ii) any person or group other than an Excluded Entity becomes the beneficial owner of more than 50% of the voting power in any of CPG Holdco LLC, CPG Newco LLC or CPG International LLC (other than in connection with a public offering registered under the Securities Act), except in a Strategic Transaction (as defined below); or (iii) the sale of all or substantially all of the assets of CPG International LLC to a person or group other than an Excluded Entity, except in a Strategic Transaction; and

•	the Sponsors have sold or disposed of more than 65% of their aggregate common interests in the Partnership for cash or freely tradable and marketable securities.

A “Strategic Transaction” for this purpose is any strategic transaction, as determined by AOT Building Products GP Corp. in its sole discretion, in which the consideration received by the Partnership or its subsidiaries consists of the stock of another entity. An “Excluded Entity” for this purpose is any Sponsor, any management limited partner in the Partnership, their respective transferees or any employee benefit plan or trust of CPG International LLC.

Post-Offering Compensation

Profits Interests Conversion

In connection with this offering, each outstanding Profits Interests award, including awards held by our NEOs, will be exchanged for a number of shares of our Class A common stock determined based the number of Profits Interests and the hurdle amount applicable to the Profits Interests. Profits Interests that are vested at the time of this offering will be exchanged for vested shares of our Class A common stock. Profits Interests that are unvested at the time of this offering will be exchanged for restricted shares of Class A common stock granted under our 2020 Plan, which will remain eligible to vest following this offering generally pursuant to the same time-based and performance-based vesting conditions as the Profits Interests for which they are exchanged, as applicable. The shares of Class A common stock issued in connection with the exchange will be eligible to receive any ordinary cash dividend payments or other ordinary distributions. The exchange of Profits Interests for shares of Class A common stock will not result in any accelerated vesting of the Profits Interests. See “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Profits Interests” and “Additional Narrative Disclosures—Potential Payments Upon Termination, Change In Control or Strategic Transaction” for a description of the Profits Interests vesting terms.

The following table sets forth an estimated number of vested shares of our common stock and unvested restricted shares of our common stock that each of our NEOs will receive upon conversion of their vested and unvested Profits Interests, in each case based on an assumed initial public offering price of $20.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

Name	Shares of Class A Common Stock	Restricted Shares of Class A Common Stock
Jesse Singh	977,896	1,281,730
Ralph Nicoletti	41,044	369,400
Jonathan Skelly	43,193	211,657

Upon the effectiveness of this offering, each current employee of CPG International LLC who receives shares in exchange for Profits Interests will be granted options to purchase shares of Class A common stock. This option grant is intended to restore to such holders the same leverage, or amount of equity at work, that the holder had with respect to Profits Interests prior to the exchange (for example, if 100 Profits Interests converted into 40 shares, the holder would be granted options to acquire 60 shares of our Class A common stock). The options will be granted pursuant to our 2020 Plan and have a per-share exercise price equal to the initial public offering price. The options awarded to each such holder will be vested or unvested in the same proportion as the corresponding Profits Interests award was vested and unvested immediately prior to this offering, and the unvested options will have the same time-based and performance-based vesting conditions as the original Profits Interests award.

The following table sets forth an estimated number of stock options that will be issued to our NEOs upon the closing of this offering, assuming an initial public offering price of $20.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

Named Executive Officer	Number of Options
Jesse Singh	915,500
Ralph Nicoletti	413,205
Jonathan Skelly	126,650

Long-Term Cash Incentive Amendment

In connection with, and effective as of the completion of, this offering, we are amending the long-term cash incentive with Mr. Singh described under “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Long-Term Cash Incentive” above. As amended, the portion of the long-term cash incentive that is time vested as of the completion of this offering will be paid as soon as practicable after the completion of this offering. The portion of the long-term cash incentive that is not time vested as of the completion of this offering will be subject to continued vesting as follows: (i) 50% of such unvested portion will vest in equal installments on the remaining scheduled vesting dates, and (ii) the remaining 50% of such unvested portion will be eligible to vest upon achievement of the performance-based vesting conditions applicable to the restricted shares into which outstanding Profits Interests are exchanged.

IPO Cash Bonus and Long-Term Incentive Awards

In connection with this offering, we are adopting the 2020 Plan described below. Pursuant to that plan, we intend to grant each of Messrs. Singh and Skelly a stock option award and Mr. Skelly an additional award of restricted stock units to enhance their alignment with our stockholders following the offering, and we also intend to grant Mr. Nicoletti a cash award to provide retentive value. The options will vest ratably over four years beginning on the first anniversary of the grant and have a term of ten years, the restricted stock units will vest on the fourth anniversary of grant and the cash award will vest 50% on the 12-month anniversary of grant and 50% on the 18-month anniversary of grant, each subject to continued employment. Any unvested awards scheduled to vest within the next 12 months will immediately vest in the event of the NEO’s death or disability or continue to vest in the event of the NEO’s involuntary termination without cause or resignation for good reason, subject to compliance with any applicable restrictive covenants. The awards will be granted with the following grant date fair values: Mr. Singh; $1,300,000, Mr. Nicoletti: $1,750,000; and Mr. Skelly: $750,000 in the form of options and $750,000 in the form of restricted stock units.

Immediately following this offering, we will grant an aggregate of 188,843 RSUs that will fully vest on the third anniversary of this offering to approximately 1,300 of our employees who do not own any shares of our capital stock immediately prior to this offering.

2020 Omnibus Incentive Compensation Plan

General

The board of directors of AOT Building Products GP Corp. has adopted the 2020 Omnibus Incentive Compensation Plan, or the 2020 Plan, which will be submitted to the Partnership’s stockholders for approval prior to the completion of this offering. We expect that the 2020 Plan will have the features described below.

Share Reserve

The number of shares of our Class A common stock initially available for issuance under our 2020 Plan will be 15,615,287 shares, which may be shares that are authorized and unissued or shares that were reacquired by the Company, including treasury shares or shares purchased in the open market. Shares subject to an award under the 2020 Plan that expires, is forfeited or is settled in cash, and shares tendered or withheld in payment of taxes or an exercise price, will become available for future awards under the 2020 Plan. Shares of our Class A common stock subject to awards that are assumed, converted or substituted under the 2020 Plan as a result of our acquisition of another company will not count against the number of shares that may be granted under the 2020 Plan subject to stock exchange requirements. With respect to awards of stock-settled stock appreciation rights (SARs), the total number of shares that may be granted under the 2020 Plan will be reduced only by the number of shares actually delivered upon exercise of such award.

Administration

The 2020 Plan will be administered by the board of directors or the compensation committee or its delegates (collectively, the administrator). Subject to the terms of the 2020 Plan, the administrator will determine which employees, consultants and non-employee directors will receive awards under the 2020 Plan, the dates of grant, the number and types of awards to be granted, the exercise or purchase price of each award, and the terms and conditions of the awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award. The following actions generally require approval by our stockholders: (i) reducing the exercise price of stock options or SARs issued and outstanding, (ii) amending or cancelling a stock option of SAR when the exercise price exceeds the fair market value of one share of common stock in exchange for a grant of a substitute award or repurchase for cash or other consideration, except in connection with certain corporate events and (iii) any other action that would be treated as a repricing under applicable stock exchange rules.

In addition, the administrator has the authority to determine whether any award may be settled in cash, shares of our common stock, other securities or other awards or property. The administrator has the authority to interpret the 2020 Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the 2020 Plan or any awards granted under the 2020 Plan as it deems appropriate. The administrator may also delegate any of its powers, responsibilities or duties to any person who is not a member of the administrator or any administrative group within the company. Our Board of Directors may also grant awards under or administer the 2020 Plan.

Eligibility; Limits on Compensation to Non-Employee Directors

Employees, consultants and directors will be eligible to participate in our 2020 Plan. Under our 2020 Plan, no non-employee director of the company may be granted compensation for service as a director with a value in excess of $500,000 in any calendar year, with the value of any equity-based awards based on the accounting grant date value of such award. The independent members of the board of directors may make exceptions to this limit for a non-executive chair of the board of directors.

Minimum Vesting

Awards other than cash awards granted after this offering will be subject to a minimum vesting schedule of at least 12 months after the grant date. The following awards will not be subject to the minimum vesting requirement: (i) awards granted in connection with this offering, (ii) awards granted in connection with awards assumed or substituted in an acquisition or similar transaction, (iii) shares delivered in lieu of fully vested cash awards, (iv) awards to non-employee directors that vest on the earlier of the one-year anniversary of grant and the next annual meeting of shareholders and (v) up to 5% of the available share reserve under the 2020 Plan. The minimum vesting restriction does not apply to the administrator’s discretion to provide for accelerated vesting of an award, including in the event of retirement, death, disability or a change in control.

Types of Awards

The 2020 Plan provides for the grant of stock options intended to meet the requirements of “incentive stock options” under Section 422 of the Code and “non-qualified stock options” that do not meet those requirements, SARs, restricted stock, restricted stock units (RSUs), dividend equivalent rights and other equity-based, equity-related or cash-based awards (including performance-based awards).

All of the awards described above are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the administrator, in its sole discretion, subject to certain limitations provided in the 2020 Plan. The administrator may condition the vesting of or the lapsing of any applicable vesting restrictions or conditions on awards upon the attainment of performance goals, continuation of service, or any other term or conditions. The vesting conditions placed on any award need not be the same with respect to each grantee and the administrator will have the sole discretion to amend any outstanding award to accelerate or waive any or all restrictions, vesting provisions or conditions set forth in an award agreement.

Each award granted under the 2020 Plan will be evidenced by an award agreement, which will govern that award’s terms and conditions. In the case of any conflict or potential inconsistency between the 2020 Plan and a provision of any award or award agreement with respect to an award, the 2020 Plan will govern.

Stock Options

An award of a stock option gives a grantee the right to purchase a certain number of shares of our Class A common stock during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of our common stock on the grant date. The term of a stock option may not exceed 10 years from the date of grant. Incentive stock options will be exercisable in any fiscal year only to the extent that the aggregate fair market value of our common stock with respect to which the incentive stock options are exercisable for the first time does not exceed $100,000. Incentive stock options may not be granted under the 2020 Plan after the tenth anniversary of the date of the board of director’s most recent approval. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five years from the date of grant. The exercise price of any stock option may be paid using cash, check or certified bank check; shares of our Class A common stock; a net exercise of the stock option; other legal consideration approved by the company and permitted by applicable law and any combination of the foregoing.

Stock Appreciation Rights

A SAR entitles the grantee to receive an amount equal to the difference between the fair market value of our common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of our common stock on the grant date), multiplied by the number of shares subject to the SAR. The term of a SAR may not exceed 10 years from the date of grant. Payment to a grantee upon the exercise of a SAR may be either in cash, shares of our Class A common stock or other securities or property, or a combination of the foregoing, as determined by the administrator.

Restricted Stock

A restricted stock award is an award of outstanding shares of our Class A common stock that does not vest until a specified period of time has elapsed or other vesting conditions have been satisfied, as determined by the administrator, and which will be forfeited if the conditions to vesting are not met. The administrator will issue a certificate in respect to the shares of restricted stock, unless the administrator elects to use another system, such as book entries by the transfer agent, as evidencing ownership of such shares. During the period that any restrictions apply, the transfer of stock awards is generally prohibited. Grantees have full voting rights with respect to their restricted shares. Unless the administrator determines otherwise, all ordinary cash dividend payments or other ordinary distributions paid upon a restricted stock award will be retained by the company and will be paid to the relevant grantee (without interest) when the award of restricted shares vests and will revert back to the company if for any reason the restricted share upon which such dividends or other distributions were paid reverts back to the company.

Restricted Stock Units

An RSU is an award representing the right to receive, on the applicable delivery or payment date, one share of our common stock for each granted unit, cash or other securities or property equal in value to such share of common stock or a combination thereof that does not vest until a specified period of time has elapsed or other vesting conditions, including performance-based vesting conditions, have been satisfied, as determined by the administrator, and which will be forfeited if the conditions to vesting are not met. During the period that any restrictions apply, the transfer of RSUs is generally prohibited.

Dividend Equivalent Rights

Dividend equivalent rights entitle the grantee to receive amounts equal to all or any of the ordinary cash dividends that are paid on the shares underlying a grant while the grant is outstanding. Dividend equivalent rights may be paid in cash, in shares of our common stock or in another form. The administrator will determine the terms and conditions of dividend equivalent rights; however, in no event will such dividend equivalent rights be paid unless and until the award to which they relate vests.

Performance-Based and Other Stock-Based or Cash-Based Awards

Under the 2020 Plan, the administrator may grant other types of equity-based, equity-related or cash-based awards, including awards subject to performance-based criteria, subject to such terms and conditions that the administrator may determine. Such awards may include retainers and meeting-based fees for directors and the grant or offer for sale of unrestricted shares of our common stock, performance share awards and performance units settled in cash.

Adjustments

In connection with a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution, the administrator will make adjustments as it deems appropriate to (i) the maximum number of shares of our Class A common stock reserved for issuance, (ii) the number and kind of shares covered by outstanding grants, (iii) the kind of shares that may be issued under the 2020 Plan and (iv) the terms of any outstanding awards, including exercise or strike price, if applicable.

Amendment; Termination

Our board of directors may amend or terminate the 2020 Plan at any time, provided that no such amendment may materially adversely impair the rights of an award without the grantee’s consent. Our stockholders must approve any amendment to the extent required to comply with the Internal Revenue Code, applicable laws or applicable stock exchange requirements. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2020 Plan will terminate on the day immediately preceding the tenth anniversary of the date on which our stockholder approved the 2020 Plan, but any outstanding award will remain in effect until the underlying shares are delivered or the award lapses.

Change in Control

Unless the administrator determines otherwise, or as otherwise provided in the applicable award agreement, if a participant’s employment is terminated by us without “cause” (as defined in the 2020 Plan) on or within two years after a change in control (as defined in the 2020 Plan), (i) all outstanding awards will become fully vested (including lapsing of all restrictions and conditions), and, as applicable, exercisable, with any outstanding performance-based awards deemed earned at target performance and (ii) any shares deliverable pursuant to RSUs will be delivered promptly following the termination.

In the event of a change in control, the administrator may (i) provide for the assumption of or the issuance of substitute awards, (ii) provide that for a period of at least 20 days prior to the change in control, stock options or SARs that would not otherwise become exercisable prior to a change in control will be exercisable as to all shares of common stock, as the case may be, subject thereto and that any stock options or SARs not exercised prior to the consummation of the change in control will terminate and be of no further force or effect as of the consummation of the change in control, (iii) modify the terms of awards to add events or conditions upon which the vesting of such awards will accelerate, (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue (as is or as adjusted by the administrator) after closing or (v) settle awards for an amount, as determined in the sole discretion of the administrator, of cash or securities (in the case of stock options and SARs that are settled in cash, the amount paid will be equal to the in-the-money spread value, if any, of such awards).

Clawback: Repayment If Conditions Not Met

All awards under the 2020 Plan will be subject to any clawback or recapture policy that we may adopt from time to time. If the administrator determines that terms of an award were not satisfied and the failure to satisfy the terms was material, then the grantee will be obligated to repay the fair market value of the shares issued or delivered in respect of the award or, in the case of options or SARs, the award’s spread value.

DIRECTOR COMPENSATION

For the year ended September 30, 2019 and prior to the Corporate Conversion, as a member-managed limited liability company, our business and affairs were managed under the direction of the board of directors of AOT Building Products GP Corp. In connection with the Corporate Conversion, we will appoint certain directors to serve as members of our newly formed board of directors, as described above under “Management.” In connection with his service on the board of directors of AOT Building Products GP Corp. and as chair for the year ended September 30, 2019, Mr. Hendrickson was paid cash fees of $100,000. In connection with her service on the board of directors of AOT Building Products GP Corp and as chair of its Audit Committee, Ms. Bailey was entitled to receive cash fees of $75,000 per year. In connection with their service on the board of directors of AOT Building Products GP Corp. for the year ended September 30, 2019, each of Messrs. Lee, Pace and O’Meara was paid cash fees of $50,000, which amount was prorated for Mr. O’Meara to reflect the portion of the year in which he served.

Fiscal 2019 Director Compensation Table

The following table sets forth information regarding the compensation earned for service on the board of directors of AOT Building Products GP Corp. during the year ended September 30, 2019 by the directors who were not also NEOs. Mr. Singh did not receive any additional compensation for his service on the board of directors during the year ended September 30, 2019. Mr. Singh’s compensation for the year ended September 30, 2019 is set forth under “Executive Compensation—Summary Compensation Table” above.

Name	Fees Earned for Fiscal 2019 and Paid in Cash		Stock Awards(3)	Total
Sallie Bailey(1)	$75,000		$151,125	$226,125
Russell Hammond	—	(2)	—	—
Gary Hendrickson	100,000		—	100,000
James B. Hirshorn	—	(2)	—	—
Brian Klos	—	(2)	—	—
Timothy Lee	50,000		—	50,000	(4)
Ronald A. Pace	50,000		—	50,000
Asfaq Qadri(1)	—	(2)	—	—
Bennett Rosenthal	—	(2)	—	—

Former Director
Kevin O’Meara(1)	12,500		—	12,500

(1)

Sallie Bailey was appointed to the board of directors in November 2018. Ashfaq Qadri was appointed to the board of directors in February 2019, at which time Mr. O’Meara ceased to serve on the board of directors.

(2)

Each of Messrs. Hammond, Hirshorn, Klos, Qadri and Rosenthal is affiliated with one of our Sponsors and was designated to the AOT Building Products GP Corp. board of directors by the respective Sponsor. These directors did not receive compensation from AOT Building Products GP Corp. for their service as a director.

(3)

For each non-management director, the aggregate number of Profits Interests held as of September 30, 2019 was as follows: Ms. Bailey: 200 time vested Profits Interests, which grant vests in equal installments on December 26, 2020, 2021, 2022, 2023 and 2024, and 200 performance vested Profits Interests; Mr. Hendrickson: 250 time vested Profits Interests, which grant vests in equal installments on June 14, 2018, 2019, 2020, 2021 and 2022, and 250 performance vested Profits Interests; each of Messrs. Lee and Pace: 155 time vested Profits Interests, which grants vest in equal installments on April 19, 2017, 2018, 2019, 2020 and 2021 for Mr. Lee and on December 3, 2015, 2016, 2017, 2018 and 2019 for Mr. Pace, and 155 performance vested Profits Interests; and Mr. O’Meara: 155 time vested Profits Interests, which grant vested in equal installments on December 13, 2014, 2015, 2016, 2017 and 2018. The performance vested Profits Interests vest upon the achievement of the performance conditions described above under “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Long Term Incentives—Profits Interests” with respect to the Profits Interests granted to the NEOs. The treatment of the Profits Interests in connection with a Change in Control, a Strategic Transaction or a termination of service without Cause is described under “Executive Compensation—Additional Narrative Disclosures—Potential Payments Upon Termination, Change in Control or Strategic Transaction” with respect to the Profits Interests granted to the NEOs. Directors affiliated with our Sponsors did not hold any Profits Interests as of September 30, 2019. For a description of the assumptions used to determine the compensation cost of these awards, see Note 11 to our Consolidated Financial Statements included elsewhere in this prospectus. No Profits Interests were granted to our non-management directors during the year ended September 30, 2019, other than the grant to Ms. Bailey as reflected in the table above.
(4)

Table does not include amounts paid by us and our affiliates to Hawksbill Consulting, of which Mr. Lee owns approximately 30% of the ownership interests. See “Certain Relationships and Related Party Transactions—Transactions with Directors and Officers.”

Post-Offering Director Compensation Program

In connection with this offering, we adopted a new director compensation program that will provide the following compensation for non-employee directors:

•	An annual cash retainer of $70,000, paid quarterly in arrears;

•	An annual equity award of RSUs granted in connection with each annual shareholders meeting with a grant date fair value of $105,000 that vests at the following annual shareholder meeting;

•	A one-time inaugural equity award of RSUs granted to newly appointed non-employee directors with a grant date fair value of $105,000 that cliff-vests on the third anniversary of grant;

•

An annual cash retainer of $20,000 for the chair of the audit committee, $15,000 for the chair of the compensation committee, and $10,000 for the chair of the nominating and governance committee, in each case paid quarterly in arrears; and

•	An additional annual cash retainer of $50,000 for serving as our non-executive chair, paid quarterly in arrears.

We also adopted director stock ownership guidelines that require each non-employee director to hold 100% of after-tax shares from director equity awards until the director holds shares and vested deferred stock units with an aggregate value equal to five times the annual cash retainer paid to non-employee directors.

IPO Director Awards

Following his experience as the former Chairman and CEO of Valspar Corporation, Mr. Hendrickson brings to our board of directors extensive experience in corporate leadership and in the development and execution of business growth strategies. In his role as chair of the board of directors of AOT Building Products GP Corp. since May 2017, Mr. Hendrickson has provided a significant level of counsel to the management team, specifically with respect to the development of the company’s commercial and retail strategy. He has also dedicated a significant amount of time in guiding the company in its preparation for its IPO. Following this offering, Mr. Hendrickson is expected to provide enhanced duties beyond those typically provided by a non-executive chair of a board of directors, including providing support, advice and counsel on special projects and guidance to our management team as the company transitions to a public company.

In recognition of his significant past and ongoing efforts supporting the company, the board of directors of AOT Building Products GP Corp. has approved the award of a one-time grant of options to purchase shares of our Class A common stock (the Chair IPO Award) to Mr. Hendrickson. Mr. Hendrickson and Mr. Singh abstained from the consideration and approval of the Chair IPO Award.

The Chair IPO Award will be granted on the completion of this offering, subject to Mr. Hendrickson’s continued service on the board of directors of AOT Building Products GP Corp. through that date. The number of shares underlying the Chair IPO Award will equal 0.35% of our outstanding shares of common stock (on a fully diluted basis) on the completion of this offering, and will have an exercise price equal to the price at which a share of our Class A common stock is offered pursuant to this offering and a 10-year maximum term. The Chair IPO Award will vest in substantially equal installments on each of the first four anniversaries of the completion of this offering, subject to continued service as chair of our board of directors through such vesting date. In the event that Mr. Hendrickson ceases to serve as chair for any reason, any unvested options will be forfeited.

Mr. Hendrickson has waived any fee for service as chair of our board of directors until the completion of the four-year vesting period as well as any inaugural award granted to other directors in connection with the IPO, but will receive regular board and committee retainers and annual equity awards for board service on the same basis as other non-employee directors. In order to ensure alignment with our investors, no portion of the Chair IPO Award is in the form of cash, and is instead in the form of options to tie to future value creation at the company.

We currently do not expect that Mr. Hendrickson will receive any additional compensation in future years for his service as non-executive chair outside of the regular annual director compensation program.

The other non-employee directors will receive their one-time inaugural award of RSUs, as described above, in connection with this offering with a grant date fair value of $105,000 that cliff vests on the third anniversary of grant subject to continued service (provided that the award will vest in the event that the director’s service on the board ceases due to disability or retirement and a prorated portion of the award will vest in the event that the director’s service on the board ceases absent a termination for cause).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

In connection with this offering, we intend to enter into the Stockholders Agreement with the Sponsors. Pursuant to the Stockholders Agreement, the Sponsors will be entitled to designate individuals to be included in the slate of nominees for election to our board of directors as follows:

•

for so long as the Sponsors collectively own 50% or more of the outstanding shares of our common stock, the greater of up to six directors and the number of directors comprising a majority of our board; and

•

except as provided below, for so long as the Sponsors collectively own less than 50% of the outstanding shares of our common stock, that number of directors (rounded up to the nearest whole number or, if such rounding would cause the Sponsors to have the right to elect a majority of our board of directors, rounded to the nearest whole number) that is the same percentage of the total number of directors comprising our board as the collective percentage of common stock owned by the Sponsors.

Each of the Sponsors will be entitled to nominate one-half of the nominees to be nominated unless (i) if the number of directors to be nominated is odd, in which case the Sponsors will jointly nominate one such director and each Sponsor will nominate one half of the remaining nominees, and (ii) if either Sponsor owns more than 5%, but less than or equal to 10%, of the outstanding shares of our common stock, in which case, one director will be nominated by such Sponsor, and the remaining nominees will be nominated by the other Sponsor.

Notwithstanding the foregoing, if either Sponsor at any time ceases to own more than 5% of the outstanding shares of our common stock, that Sponsor will not have the right to designate any directors, the shares of our common stock owned by that Sponsor will be excluded in calculating the thresholds above, and the rights set forth above will only be available to the Sponsor that holds the applicable percentage of shares of our common stock. The Stockholders Agreement will also provide for the nomination to our board of directors, subject to his or her election by our stockholders at the annual meeting, of our chief executive officer. Each Sponsor will agree, for so long as such Sponsor holds more than 5% of the outstanding shares of our common stock, to vote all of the shares of Class A common stock held by it in favor of the foregoing nominees.

The Stockholders Agreement will also provide that, for so long as the Sponsors collectively own at least 30% of the outstanding shares of our common stock, the following actions will require the prior written consent of each of the Sponsors, subject to certain exceptions. If either Sponsor owns less than 10% of the outstanding shares of our common stock, such action will not be subject to the approval of such Sponsor, and the shares of common stock owned by such Sponsor will be excluded in calculating the 30% threshold:

•

merging or consolidating with or into any other entity, or transferring all or substantially all of our assets, taken as a whole, to another entity, or undertaking any transaction that would constitute a “Change of Control” as defined in our debt agreements;

•	acquiring or disposing of assets, in a single transaction or a series of related transactions, or entering into joint ventures, in each case with a value in excess of $75.0 million;

•	incurring indebtedness in a single transaction or a series of related transactions in an aggregate principal amount in excess of $100.0 million;

•	issuing our or our subsidiaries’ equity other than pursuant to an equity compensation plan approved by our stockholders or a majority of the directors designated by the Sponsors;

•	terminating the employment of our chief executive officer or hiring or designating a new chief executive officer;

•

entering into any transactions, agreements, arrangements or payments with either of the Sponsors or any other person who owns greater than or equal to 10% of our common stock then outstanding that are material or involve aggregate payments or receipts in excess of $500,000;

•	amending, modifying or waiving any provision of our organizational documents in a manner that adversely affects the Sponsors;

•	commencing any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization;

•	increasing or decreasing the size of our board of directors; and

•	entering into of any agreement to do any of the foregoing.

The Stockholders Agreement will also grant each of the Sponsors certain information rights.

Transactions with Directors, Officers and Shareholders

On October 12, 2018, we entered into a consulting arrangement with The Hawksbill Group for a term of six months. The Hawksbill Group is 30% owned by Mr. Tim Lee, a former member of our board of directors. Under the terms of the agreement, The Hawksbill Group was to provide advisory services regarding operations and maintenance activities. The consulting agreement was approved by the Chief Executive Officer and the former Chief Financial Officer. The monthly fee under the arrangement was less than $0.1 million per month, and the contract was canceled in June 2019 with fees totaling $0.5 million. Similar related party arrangements existed with The Hawksbill Group during the year ended September 30, 2018, and total fees expensed for the arrangement were $0.6 million. The amount payable to The Hawksbill Group as of September 30, 2019 and 2018 was $0.1 million.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement, or the Registration Rights Agreement, with the Sponsors and certain members of our management. Subject to certain conditions, the Registration Rights Agreement will provide the Sponsors with up to four “demand” registrations each and unlimited “demand” registrations at any time we are eligible to register shares on Form S-3. The Registration Rights Agreement will also provide the Sponsors and certain members of our management with customary “piggyback” registration rights. The Registration Rights Agreement will contain provisions for the coordination by the Sponsors of their sales of shares of our common stock and will contain certain limitations on the ability of the members of our management party to the Registration Rights Agreement to offer, sell or otherwise dispose of shares of our common stock. The Registration Rights Agreement will also provide that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Indemnification of Officers and Directors

Following completion of this offering, our certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered, or will enter, into indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock—Limitations of Liability, Indemnification and Advancement” below for more details.

Purchases of Products in the Ordinary Course of Business

Certain of our related persons may, either directly or through their respective affiliates, enter into commercial transactions with us from time to time in the ordinary course of business, primarily for the purchase of merchandise. We believe that none of the transactions with such persons is significant enough to be considered material to such persons or to us.

Related Persons Transaction Policy

We have adopted formal written procedures for the review, approval or ratification of transactions with related persons, or the Related Persons Transaction Policy. The Related Persons Transaction Policy provides that the audit committee of our board of directors is charged with reviewing for approval or ratification all transactions with “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) that are brought to the audit committee’s attention. This policy was adopted on January 24, 2020 and will take effect upon the effectiveness of our certificate of incorporation in connection with this offering, and as a result, certain of the transactions entered into prior to that date, including the transactions described under “Certain Relationships and Related Party Transactions—Transactions with Directors and Officers,” were not reviewed under the policy. We had a prior policy with respect to related party transactions that was adopted on February 21, 2019. We expect that the Related Persons Transaction Policy will remain in place following this offering.

We also maintain certain compensation agreements and other arrangements with certain of our executive officers, which are described under “Executive Compensation” elsewhere in this prospectus.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock (i) as of June 8, 2020 and (ii) immediately following this offering, as adjusted to reflect the sale of 31,250,000 shares of Class A common stock by us, in each case, by the following individuals or groups:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Class A common stock or Class B common stock.

The percentage ownership information shown in the table prior to this offering is based upon 82,782,389 shares of Class A common stock and 33,068,963 shares of Class B common stock outstanding as of June 8, 2020, after giving effect to the Corporate Conversion and the distribution of Class A common stock and Class B common stock to the limited partners of the Partnership. The percentage ownership information shown in the table after this offering is based upon 114,032,389 shares of Class A common stock and 33,068,963 shares of Class B common stock outstanding as of June 8, 2020, after giving effect to the sale of 31,250,000 shares of Class A common stock by us in this offering and assuming no exercise of the underwriters’ option to purchase additional shares.

The beneficial ownership information presented below includes, for each beneficial owner, (i) shares of Class A common stock and Class B common stock beneficially owned (including restricted shares of Class A common stock) and (ii) shares issuable upon exercise of options to purchase shares of Class A common stock that are vested or will vest within 60 days of June 8, 2020. The beneficial ownership information presented below does not include shares issuable upon the exercise of options to purchase shares of Class A common stock in each case that will vest outside of such 60-day period. Shares subject to vested options or options that will vest within 60 days of June 8, 2020 are deemed outstanding for purposes of calculating the percentage ownership of the person holding such options or restricted shares, but they are not deemed outstanding for purposes of calculating the percentage ownership of any other person.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o The AZEK Company, 1330 W Fulton Street, Suite #350, Chicago, IL 60607.

	Shares Beneficially Owned Prior to this Offering					Shares Beneficially Owned Following this Offering
	Class A		Class B		% of Total Voting Power(11)	Class A		Class B		% of Total Voting Power(11)
Name of Beneficial Owner	Shares	%	Shares	%		Shares	%	Shares	%
Directors(8):
Gary Hendrickson(1)	329,319	*	0	*	*	329,319	*	0	*	*
Sallie B. Bailey(2)	63,015	*	0	*	*	63,015	*	0	*	*
Russell Hammond	0	*	0	*	*	0	*	0	*	*
James B. Hirshorn	0	*	0	*	*	0	*	0	*	*
Brian Klos	0	*	0	*	*	0	*	0	*	*
Ronald A. Pace(3)	46,007	*	0	*	*	46,007	*	0	*	*
Ashfaq Qadri	0	*	0	*	*	0	*	0	*	*
Bennett Rosenthal	0	*	0	*	*	0	*	0	*	*
Blake Sumler	0	*	0	*	*	0	*	0	*	*
Named Executive Officers:
Jesse Singh(4)	2,925,911	3.5%	0	*	2.5%	2,925,911	2.6%	0	*	2.0%
Ralph Nicoletti(5)	451,770	*	0	*	*	451,770	*	0	*	*
Jonathan Skelly(6)	296,745	*	0	*	*	296,745	*	0	*	*
Directors and executive officers as a group(7)	6,304,255	7.6%	0	*	5.4%	6,304,255	5.5%	0	*	4.3%
5% or Greater Stockholders:
Ares Corporate Opportunities Fund IV, L.P.(8)(9)	53,312,907	64.4%	0	*	46.0%	53,312,907	46.8%	0	*	36.2%
Ontario Teachers’ Pension Plan Board(8)(10)	20,243,944	24.5%	33,068,963	100.0%	46.0%	20,243,944	17.8%	33,068,963	100.0%	36.2%

*	Represents beneficial ownership of less than 1%.
(1)	Includes 7,500 shares of Class A common stock subject to options exercisable within 60 days of June 8, 2020.
(2)	Includes 3,480 shares of Class A common stock subject to options exercisable within 60 days of June 8, 2020.
(3)	Includes 7,750 shares of Class A common stock subject to options exercisable within 60 days of June 8, 2020.
(4)

Includes 396,200 shares of Class A common stock subject to options exercisable within 60 days of June 8, 2020. Includes 86,705 shares held by Mr. Singh’s spouse, Linda Singh, as trustee of The Jesse Singh 2016 Irrevocable Trust, for which Mr. Singh has no voting or investment power, and Mr. Singh disclaims beneficial ownership of these 86,705 shares.

(5)	Includes 41,325 shares of Class A common stock subject to options exercisable within 60 days of June 8, 2020.
(6)	Includes 21,415 shares of Class A common stock subject to options exercisable within 60 days of June 8, 2020.
(7)	Includes 706,495 shares of Class A common stock subject to options exercisable within 60 days of June 8, 2020.
(8)

As discussed in “Certain Relationships and Related Party Transactions—Stockholders Agreement,” prior to the closing of this offering, the Sponsors intend to enter into the Stockholders Agreement with us, pursuant to which the Sponsors will agree to vote their shares of Class A common stock in favor of the election of the nominees of the Sponsors to our board of directors.

(9)

Reflects shares owned by Ares Corporate Opportunities Fund IV, L.P., or Ares IV. The manager of Ares IV is ACOF Operating Manager IV, LLC, and the sole member of ACOF Operating Manager IV, LLC is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings, L.P., and the general partner of Ares Management Holdings, L.P. is Ares Holdco LLC. The sole member of Ares Holdco LLC is Ares Holdings Inc., whose sole stockholder is Ares Management Corporation. Ares Management Corporation is indirectly controlled by Ares Partners Holdco LLC. We refer to all of the foregoing entities collectively as the Ares Entities. Ares Partners Holdco LLC is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Michael McFerran, Antony Ressler and Bennett Rosenthal. Mr. Ressler generally has veto authority over decisions by the board of managers of Ares Partners Holdco LLC. Each of the members of the board of managers expressly disclaims beneficial ownership of our shares of stock of owned by Ares IV. Each of the Ares Entities (other than Ares IV, with respect to the securities owned by it) and the partners, members and managers of the Ares Entities and the executive committee of Ares Partners expressly disclaims beneficial ownership of these shares. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(10)

Each of Blake Sumler, Ashfaq Qadri and Russell Hammond may be deemed to have the power to dispose of the shares held by OTPP because of a delegation of authority from the board of directors of OTPP, and each expressly disclaims beneficial ownership of such shares. As the owner of Class B common stock, OTPP may, at any time, elect to convert shares of Class B common stock into an equal number of shares of Class A common stock, or convert shares of Class A common stock into an equal number of shares of Class B common stock. The table above does not reflect (i) shares of Class B common stock issuable upon conversion of Class A common stock or (ii) shares of Class A common stock issuable upon conversion of Class B common stock. The address of Ontario Teachers’ Pension Plan Board is 5650 Yonge Street, Toronto, Ontario M2M 4H5.

(11)

Represents percentage of total voting power reflecting (i) all shares of Class A common stock held by such holder and (ii) shares of Class A common stock issuable upon conversion of all shares of Class B common stock held by such holder.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreement or instrument, including the definitions of certain terms therein that are not otherwise defined in this prospectus. You should refer to the relevant agreement or instrument for additional information, copies of which are filed as exhibits to the Registration Statement of which this prospectus is a part.

Revolving Credit Agreement

Overview

On September 30, 2013, our subsidiary, CPG International LLC (as successor-in-interest to CPG Merger Sub LLC), Deutsche Bank AG New York Branch, as the Revolver Administrative Agent, and the lenders party thereto entered into the Revolving Credit Agreement. On March 9, 2017, the Revolving Credit Agreement was amended and restated, with the Revolving Credit Agreement thereafter providing for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. The borrowing base is limited to a set percentage of eligible accounts receivable and inventory, less reserves that may be established by the Revolver Administrative Agent in the exercise of its reasonable credit judgment. As of March 31, 2020, September 30, 2019 and September 30, 2018, CPG International LLC had $129.0 million, $0.0 million and $0.0 million, respectively, of outstanding borrowings under the Revolving Credit Agreement and had $5.0 million, $3.0 million and $3.1 million of outstanding letters of credit held against the Revolving Credit Agreement, respectively. CPG International LLC had approximately $113.7 million available under the borrowing base for future borrowings as of September 30, 2019. After giving effect to the redemption of the Senior Notes using net proceeds from this offering, the Revolving Credit Agreement will mature on March 9, 2022. During the three months ended March 31, 2020, CPG International LLC borrowed $129.0 million under the Revolving Credit Agreement, including, on March 16, 2020, $89.0 million to enhance its financial flexibility in light of uncertainties resulting from the COVID-19 pandemic. On May 14, 2020, following the issuance of the Senior Notes, CPG International LLC repaid $15.0 million of outstanding principal amount under the Revolving Credit Agreement.

On June 5, 2020, we entered into the RCA Amendment, which established $8.5 million of commitments for FILO Loans under the Revolving Credit Agreement. The FILO Loans are available to be drawn in a single disbursement on or prior to December 31, 2020. The availability of the FILO Loans will be subject to satisfaction of certain conditions at the time of borrowing, including the value of borrowing-base eligible assets at the time of borrowing. Under the terms of the Revolving Credit Agreement as amended by the RCA Amendment, FILO Loans may be borrowed against increased percentages of borrowing-base eligible assets (as compared to the percentages of borrowing-base eligible assets applicable to all other loans under the Revolving Credit Agreement). The RCA Amendment did not increase the total aggregate amount of commitments under the Revolving Credit Agreement. Borrowing of FILO Loans under the Revolving Credit Agreement will reduce the total aggregate commitments available for revolving loans for so long as the FILO Loans remain outstanding. If borrowed, the FILO Loans will mature on December 4, 2021. There is no assurance that we will be able to draw on the FILO Loans at any time.

Interest Rate and Fees

The Revolving Credit Agreement provides for outstanding revolving loans thereunder to be subject to an interest rate which equals, at our option, either (i) for ABR borrowings, the highest of (a) the Federal Funds Rate plus 50 basis points, (b) the prime rate and (c) the LIBOR as of such date for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, plus, in each case, a spread of 50 to 100 basis points based on average historical availability, or (ii) for Eurocurrency borrowings, adjusted LIBOR plus a spread of 150 to 200 basis points, based on average historical availability. On June 5, 2020, we entered into the RCA Amendment, which established $8.5 million of commitments for FILO Loans. The commitments for the FILO Loans do not increase the total aggregate amount of commitments under the Revolving Credit Agreement, as the total aggregate amount of revolving commitments under the Revolving Credit Agreement will be reduced by the amount of any FILO loans outstanding. The FILO Loans are available to be drawn in a single disbursement on or prior to December 31, 2020. Outstanding FILO Loans under the Revolving Credit Agreement will bear interest at a rate which equals, at our option, either (i) for alternative base rate, or ABR, borrowings, the highest of (a) the Federal Funds Rate plus 50 basis points, (b) the prime rate and (c) the LIBOR, as of such date for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, plus, in each case, a spread of 250 basis points based on average historical availability, or (ii) for Eurocurrency borrowings, adjusted LIBOR plus a spread of 350 basis points.

A “commitment fee” accrues on any unused portion of the revolving commitments under the Revolving Credit Agreement during the preceding three calendar month period. If the average daily used percentage is greater than 50%, the commitment fee equals 25 basis points, and if the average daily used percentage is less than or equal to 50%, the commitment fee equals 37.5 basis points.

Guarantees and Security

The obligations under the Revolving Credit Agreement are guaranteed by CPG Newco LLC and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The obligations under the Revolving Credit Agreement are secured by a first priority security interest in the Revolver Priority Collateral, plus a second priority security interest in all of the Term Loan Priority Collateral.

Prepayments

Revolving loans under the Revolving Credit Agreement may be voluntarily prepaid in whole, or in part, in each case without premium or penalty. Other than in the case of a mandatory prepayment, FILO Loans under the Revolving Credit Agreement may not be repaid prior to maturity unless all revolving loans have been repaid. CPG International LLC is also required to make mandatory prepayments (i) when aggregate borrowings exceed commitments or the applicable borrowing base and (ii) during “cash dominion,” which occurs if (A) the availability under the Revolving Credit Agreement is less than the greater of (i) $12.5 million and (ii) 10% of the lesser of (x) $150.0 million and (y) the borrowing base, for five consecutive business days or (B) certain events of default have occurred and are continuing.

Restrictive Covenants and Other Matters

The Revolving Credit Agreement contains affirmative covenants that are customary for financings of this type, including allowing the Revolver Administrative Agent to perform periodic field exams and appraisals to evaluate the borrowing base. The Revolving Credit Agreement contains various negative covenants, including limitations on, subject to certain exceptions, the incurrence of indebtedness, the incurrence of liens, dispositions, investments, acquisitions, restricted payments, transactions with affiliates, as well as other negative covenants customary for financings of this type. The Revolving Credit Agreement also includes a financial maintenance covenant, applicable only when the excess availability is less than the greater of (i) 10% of the lesser of the aggregate commitments under the Revolving Credit Agreement and the borrowing base, and (ii) $12.5 million. In such circumstances, we would be required to maintain a minimum fixed charge coverage ratio for the trailing four quarters equal to at least 1.0 to 1.0; subject to our ability to make an equity cure (no more than twice in any four quarter period and up to five times over the life of the facility). As of March 31, 2020 and September 30, 2019, CPG International LLC was in compliance with the financial and nonfinancial covenants imposed by the Revolving Credit Agreement.

We also have the option to increase the commitments under the Revolving Credit Agreement by up to $100.0 million, subject to certain conditions.

The Revolving Credit Agreement also includes customary events of default, including the occurrence of a change of control.

Term Loan Credit Agreement

Overview

On September 30, 2013, CPG International LLC (as successor-in-interest to CPG Merger Sub LLC) and Barclays Bank PLC, as administrative agent and collateral agent, Deutsche Bank AG New York Branch and JPMorgan Chase Bank, N.A., as co-syndication agents, Citibank, N.A., the Royal Bank of Scotland PLC and UBS Securities LLC, as co-documentation agents, and the lenders party thereto entered into the first lien Term Loan Credit Agreement. Pursuant to the Second Amendment to the Term Loan Credit Agreement, dated May 5, 2017, Jefferies Finance LLC was appointed, and currently serves as, the administrative agent and collateral agent under the Term Loan Credit Agreement. As of March 31, 2020 and September 30, 2019, CPG International LLC had $804.3 million and $808.5 million, respectively, outstanding under the Term Loan Credit Agreement. After giving effect to the redemption of the Senior Notes using net proceeds from this offering, the Term Loan Credit Agreement will mature on May 5, 2024. We intend to use a portion of the net proceeds of this offering to prepay approximately $198.3 million of outstanding principal amount under the Term Loan Credit Agreement.

Interest Rate and Fees

The interest rate applicable to the outstanding principal under the Term Loan Credit Agreement equals, at our option, either, (i) in the case of ABR borrowings, the highest of (a) the Federal Funds Rate as of such day plus 50 basis points, (b) the prime rate and (c) the LIBOR as of such day for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, provided that in no event shall the ABR be less than 200 basis points, plus, in each case, the applicable margin of 275 basis points per annum; or (ii) in the case of the Eurocurrency borrowings, the greater of (a) the LIBOR in effect for such interest period divided by one, minus the statutory reserves applicable to such Eurocurrency borrowing, if any, and (b) 100 basis points, plus, in each case, the applicable margin of 375 basis points per annum.

Guarantees and Security

The obligations under the Term Loan Credit Agreement are guaranteed by CPG Newco LLC and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The obligations under the Term Loan Credit Agreement are secured by a first priority security interest in all of the Term Loan Priority Collateral, and a second priority security interest in the Revolver Priority Collateral.

Prepayments

The Term Loan Credit Agreement may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than the Prepayment Premium, as defined in the Term Loan Credit Agreement, if applicable), subject to certain customary conditions. CPG International LLC is also required to make mandatory prepayments in an amount equal to (i) 100% of the net cash proceeds from casualty events or the disposition of property or assets, subject to customary reinvestment rights, (ii) 100% of the net cash proceeds from the incurrence or issuance of indebtedness (other than permitted indebtedness) by CPG International LLC or any restricted subsidiary and (iii) 50% of excess cash flow, with such percentage subject to reduction (to 25% and to 0%) upon achievement of specified leverage ratios and which prepayment may be declined by the lenders under the Term Loan Credit Agreement. Additionally, CPG International LLC is required to pay the outstanding principal amount of the Term Loan Credit Agreement in quarterly installments of 0.25253% of the aggregate principal amount under the Term Loan Credit Agreement outstanding, and such quarterly payments may be reduced as a result of the application of prepayments.

Restrictive Covenants and Other Matters

The Term Loan Credit Agreement contains affirmative covenants, negative covenants, and events of default which are broadly consistent with those in the Revolving Credit Agreement (with certain differences consistent with the differences between a revolving loan and term loan) and that are customary for facilities of this type. The Term Loan Credit Agreement does not have any financial maintenance covenants. As of March 31, 2020 and September 30, 2019, CPG International LLC was in compliance with the covenants imposed by the Term Loan Credit Agreement.

We have the right to arrange for incremental term loans under the Term Loan Credit Agreement of up to an aggregate principal amount of $150.0 million, plus amounts incurred under Incremental Amendment No. 1 thereto, plus any amounts previously voluntarily prepaid, with additional incremental term loans available if certain leverage ratios are achieved.

The Term Loan Credit Agreement also includes customary events of default, including the occurrence of a change of control.

Senior Notes

On May 12, 2020, CPG International LLC issued $350.0 million aggregate principal amount of 9.500% Senior Notes due May 15, 2025 in an unregistered offering. Interest on the Senior Notes is payable semi-annually in arrears. The Senior Notes are obligations of CPG International LLC and are guaranteed by its subsidiaries that also guarantee the Revolving Credit Agreement and the Term Loan Credit Agreement. At any time, CPG International LLC may redeem the Senior Notes in whole or in part, subject to specified make-whole obligations or redemption prices. CPG International LLC may, prior to May 15, 2022, at its option, redeem up to 40% of the aggregate principal amount or 100% of the aggregate principal amount of the Senior Notes with the proceeds of a Qualified IPO (as defined in the indenture governing the Senior Notes) at a redemption price equal to 107.125% of the principal amount of the Senior Notes, plus accrued and unpaid interest to the redemption date. This offering will constitute a Qualified IPO, and we intend to use net proceeds received by us from this offering to redeem all of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest. In addition, we intend to deposit proceeds from this offering with the trustee for the Senior Notes upon the consummation of this offering, in an amount sufficient to satisfy and discharge our obligations under the indenture relating to the Senior Notes, at which time the indenture relating to the Senior Notes will be discharged and will cease to be of further effect as to all Senior Notes. See “Use of Proceeds.”

2013 Notes

On September 30, 2013, CPG International LLC issued $315.0 million aggregate principal amount of 8.000% Senior Notes due October 1, 2021 in an unregistered offering. Interest on the 2013 Notes was payable semi-annually in arrears. The obligations under the 2013 Notes were guaranteed by CPG International LLC and those of its subsidiaries that also guarantee the Revolving Credit Agreement and the Term Loan Credit Agreement. On May 12, 2020, in connection with the issuance of the Senior Notes, CPG International LLC satisfied and discharged its obligations with respect to the 2013 Notes. The 2013 Notes will be redeemed in full on June 6, 2020.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of our capital stock, certain provisions of our certificate of incorporation and bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law. The description below reflects the completion of the Corporate Conversion. Please note that these summaries are not intended to be exhaustive. For further information, you should also refer to the full versions of our certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 1,201,000,000 shares, all with a par value of $0.001 per share, of which 1,100,000,000 shares will be designated as Class A common stock, 100,000,000 shares will be designated as Class B common stock and 1,000,000 shares will be designated as preferred stock.

As of March 31, 2020, after giving effect to the Corporate Conversion, there were 77,638,187 shares of our Class A common stock outstanding, held of record by approximately 108 stockholders and there were 33,068,963 shares of our Class B common stock outstanding, held of record by one stockholder, OTPP. No shares of our preferred stock are designated, issued or outstanding.

Common Stock

Voting Rights

Each share of our Class A common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. Each share of our Class B common stock entitles its holder to one vote per share on all matters to be voted upon by stockholders, except with respect to the election, removal or replacement of directors. Shares of our Class B common stock will not entitle the holders thereof to vote with respect to the election, removal or replacement of directors. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our Class A common stock can elect all of our directors. For a description of the Stockholders Agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Dividend Rights

The holders of our Class A common stock and Class B common stock are entitled to receive, and will share ratably in, dividends when and as declared by our board of directors from legally available sources, subject to the prior rights of the holders of our preferred stock, if any. See “Dividend Policy.”

Conversion Rights

Holders of our shares of Class B common stock may convert their shares of Class B common stock into shares of our Class A common stock on a one-for-one basis, in whole or in part, at any time and from time to time at their option. Additionally, each share of Class A common stock is convertible into one share of Class B common stock at any time and from time to time at the option of the holder so long as such holder holds one or more shares of Class B common stock at the time of conversion. OTPP will hold all shares of our Class B common stock outstanding immediately following this offering.

Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights. The rights of the holders of our Class A common stock and Class B common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Preferred Stock

Our board of directors is authorized to issue up to 1,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof, in each case without further action by our stockholders. Subject to the terms of any series of preferred stock so designated, our board of directors is also authorized to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock in the foreseeable future.

Anti-Takeover Provisions

Below are brief summaries of various anti-takeover provisions contained primarily in our organizational documents. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Anti-Takeover Statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation, which will become effective on the consummation of this offering, will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. These restrictions will not apply to any business combination involving our Sponsors or any affiliate of either of our Sponsors or their respective direct and indirect transferees, on the one hand, and us, on the other.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include our Sponsors or any affiliate of either of our Sponsors or their respective direct and indirect transferees.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws to Be in Effect Upon the Completion of This Offering

Undesignated Preferred Stock

As discussed above, subject to the terms of the Stockholders Agreement, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Action by Written Consent; Special Meetings of Stockholders

Our certificate of incorporation will provide that, from and after the Trigger Date, our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, following the Trigger Date, a holder controlling a majority of our common stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. In addition, our certificate of incorporation will provide that, from and after the Trigger Date, special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer or our board of directors. Following the Trigger Date, stockholders may not call a special meeting of stockholders, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our common stock to take any action, including the removal of directors.

Advance Notice Procedures

Our bylaws will establish advance notice procedures with respect to stockholder proposals and stockholder nomination of candidates for election as directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Board Classification

Our certificate of incorporation, which will be in effect upon the completion of this offering, provides for a board of directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors without cause following the Trigger Date could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Removal of Directors; Vacancies

From and after the Trigger Date, directors may only be removed for cause by the affirmative vote of at least two-thirds of the voting power of our outstanding Class A common stock. Prior to the Trigger Date, directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding Class A common stock. Except in the case of a vacancy arising with respect to a director designated by one of the Sponsors where such Sponsor continues to have a right of designation pursuant to the Stockholders Agreement, our board of directors has the sole power to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

No Cumulative Voting

Because our stockholders will not have cumulative voting rights, stockholders holding a majority of the voting power of the Class A common stock outstanding will be able to elect all of our directors. The absence of cumulative voting makes it more difficult for a minority stockholder to nominate and elect a director to our board of directors in order to influence our board of directors’ decision regarding a takeover or otherwise.

Amendment of Charter and Bylaw Provisions

Subject to the terms of the Stockholders Agreement, following the Trigger Date, the amendment of certain of the provisions of our certificate of incorporation described in this prospectus will require approval by holders of at least two-thirds of the voting power of our outstanding common stock. Subject to the terms of the Stockholders Agreement, our certificate of incorporation will provide that our board of directors may from time to time adopt, amend, alter or repeal our bylaws without stockholder approval. Subject to the terms of the Stockholders Agreement, the stockholders may adopt, amend, alter or repeal our bylaws by the affirmative vote of a majority of the voting power of our outstanding common stock (other than certain specified bylaws which, following the Trigger Date, will require the affirmative vote of two-thirds of our outstanding common stock).

In addition, following the completion of this offering, the Stockholders Agreement will provide that, for so long as the Sponsors collectively own at least 30% of the outstanding shares of our common stock, certain significant corporate actions will require the prior written consent of each of the Sponsors, subject to certain exceptions. If either Sponsor owns less than 5% of the outstanding shares of our common stock, such action will not be subject to the approval of such Sponsor and the shares of common stock owned by such Sponsor will be excluded in calculating the 30% threshold. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The combination of these provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids.

These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management.

Corporate Opportunity

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Upon the completion of this offering, our certificate of incorporation will provide that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director, or other affiliate of the Sponsors will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to a Sponsor, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to such Sponsor, as applicable. This provision may not be modified without the written consent of the Sponsors until such time as neither Ares nor OTPP owns any of our outstanding shares of common stock.

Choice of Forum

Upon the completion of this offering, our certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director or officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws (as they may be amended from time to time); (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine; (v) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws (including any right, obligation or remedy under our certificate of incorporation or our bylaws); and (vi) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. These provisions will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive-forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the forum provisions in our certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Limitations of Liability, Indemnification and Advancement

Upon the completion of this offering, our certificate of incorporation and bylaws will provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our certificate of incorporation and bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification and advancement of expenses required in our certificate of incorporation and bylaws, we intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will provide for the indemnification of, and the advancement of expenses to, such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification or advancement by any director or officer.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Equiniti Trust Company. The transfer agent’s address is 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120-4101, and its telephone number is 1-800-689-8788.

Listing

We have been approved to have our Class A common stock listed on the NYSE under the symbol “AZEK”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our capital stock. Future sales of substantial amounts of Class A common stock in the public market, the availability of shares for future sale or the perception that such sales may occur, could adversely affect the market price of our Class A common stock and/or impair our ability to raise equity capital.

Upon the completion of the Corporate Conversion and this offering, 108,888,187 shares of our Class A common stock and 33,068,963 shares of our Class B common stock will be outstanding, or 113,575,687 shares of Class A common stock and 33,068,963 shares of our Class B common stock if the underwriters exercise their option to purchase additional shares from us in full.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as defined in Rule 144 under the Securities Act, or Rule 144. The outstanding shares of our common stock held by existing stockholders are “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rule 144 or Rule 701 under the Securities Act, or Rule 701.

As a result of lock-up agreements described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:

•	31,250,000 shares of our Class A common stock will be eligible for immediate sale upon the completion of this offering; and

•

approximately 77,638,187 shares of Class A common stock and 33,068,963 shares of our Class B common stock, upon conversion into shares of Class A common stock, will be eligible for sale upon expiration of lock-up agreements described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rules 144 and 701.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of stock options and warrants, vesting of RSUs and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 1,088,882 shares immediately following the completion of this offering (or 1,135,757 shares if the underwriters exercise their option to purchase additional shares in full); or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period, notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described below.

Lock-Up Agreements

In connection with this offering, we and our officers, directors and holders of substantially all of our common stock and securities convertible into or exercisable for our common stock, including the Sponsors, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc. and BofA Securities, Inc. on behalf of the underwriters, offer, sell or transfer any of our shares of common stock or securities convertible into or exchangeable for our common stock.

The agreements do not contain any pre-established conditions to the waiver by Barclays Capital Inc. and BofA Securities, Inc. on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the Class A common stock, the liquidity of the trading market for the Class A common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our stockholders agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Following the completion of this offering, under the Registration Rights Agreement, subject to certain conditions, the Sponsors will each have up to four “demand” registrations and unlimited demand registrations at any time we are eligible to register shares on Form S-3. The Sponsors and certain members of our management will also have customary “piggy-back” registration rights. The Registration Rights Agreement will also provide that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. Following completion of this offering, the shares covered by such registration rights would represent approximately 77% of our outstanding common stock (or approximately 74% of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. For a description of the rights that the Sponsors and certain members of management will have to require us to register shares of common stock they own, see “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MATERIAL U.S. TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Class A common stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in, and disposition of, the Class A common stock.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of your tax basis in our Class A common stock (and will reduce your basis in such Class A common stock), and, to the extent such portion exceeds your tax basis in our Class A common stock, the excess will be treated as gain from the taxable disposition of our common stock, the tax treatment of which is discussed below under “Sale or Other Disposition of Class A Common Stock.”

Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid IRS Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments; or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you do not timely furnish the required documentation, but you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the U.S. IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Disposition of Class A Common Stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of Class A common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States (and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis);

•

you are an individual, you hold Class A common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

we are or have been a “U.S. real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, you are not eligible for a treaty exemption, and either (i) our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (ii) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our Class A common stock.

If you are a non-U.S. holder and the gain from the taxable disposition of shares of our Class A common stock is effectively connected with your conduct of a trade or business in the United States (and, if required by a tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States), you will be subject to tax on the net gain derived from the sale at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax (unless an applicable income tax treaty provides otherwise) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

We will be a U.S. real property holding corporation at any time that the fair market value of our “U.S. real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a U.S. real property holding corporation.

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act, or the FATCA, a 30% withholding tax, which we refer to as FATCA withholding, may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-US persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Payments of dividends that you receive in respect of Class A common stock could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold Class A common stock through a non-US person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

While withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

Federal Estate Taxes

Class A common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of Class A common stock effected at a U.S. office of a broker provided that either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Class A common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

UNDERWRITING

Barclays Capital Inc., BofA Securities, Inc., Goldman Sachs & Co. LLC and Jefferies LLC are acting as representatives of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
BofA Securities, Inc
Goldman Sachs & Co. LLC
Jefferies LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
B. Riley FBR, Inc.
Robert W. Baird & Co. Incorporated
Stephens Inc.
Stifel, Nicolaus & Company, Incorporated
SunTrust Robinson Humphrey, Inc.
William Blair & Company, L.L.C.

Total	31,250,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

Company
	No Exercise	Full Exercise
Per Share
Total

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. If all the shares are not sold at the initial offering price following the initial offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $12,000,000 (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 4,687,500 shares from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this section.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding stock prior to this offering have agreed, subject to certain exceptions, that, for a period of 180 days after the date of this prospectus, subject to certain limited exceptions as described below, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc. and BofA Securities, Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell, purchase or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

The restrictions above do not apply to: (a) transactions relating to shares of common stock or other securities acquired in the open market after the completion of this offering, (b) bona fide gifts, sales or other dispositions of shares of any class of our capital stock, in each case that are made exclusively between and among a stockholder or members of a stockholder’s family, or affiliates of a stockholder, including its partners (if a partnership) or members (if a limited liability company); provided that it will be a condition to any transfer described in this clause (b) that (i) the transferee/donee agrees to be bound by the terms of the lock-up agreement to the same extent as if the transferee/donee were a party thereto, (ii) each party (donor, donee, transferor or transferee) will not be required by law to make, and will agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the 180-day period referred to above, and (iii) the stockholder notifies Barclays Capital Inc. and BofA Securities, Inc. at least two business days prior to the proposed transfer or disposition, (c) the exercise of warrants or the exercise of stock options granted pursuant to our stock option/incentive plans or otherwise outstanding on the date of this prospectus; provided, that the restrictions will apply to shares of common stock issued upon such exercise or conversion, (d) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1, which we refer to as a Rule 10b5-1 Plan, under the Exchange Act; provided, however, that no sales of common stock or securities convertible into, or exchangeable or exercisable for, common stock, will be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the lock-up period (as the same may be extended); provided further, that we are not required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the SEC under the Exchange Act during the lock-up period and do not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan, and (e) any demands or requests for, exercise any right with respect to, or take any action in preparation of, the registration by us under the Securities Act of the stockholder’s shares of common stock, provided that no transfer of a stockholder’s shares of common stock registered pursuant to the exercise of any such right and no registration statement will be filed under the Securities Act with respect to any of the stockholder’s shares of common stock during the lock-up period.

Barclays Capital Inc. and BofA Securities, Inc., together in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and BofA Securities, Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to our officers or directors, Barclays Capital Inc. and BofA Securities, Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	our history and prospects and the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NYSE

Our common stock has been approved for listing on the NYSE under the symbol “AZEK”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Discretionary Sales

The underwriters have informed us that they do not expect to sell more than 5% of our common stock in the aggregate to accounts over which they exercise discretionary authority.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates (or other financial instruments, including bank loans), including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common stock has been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to legal entities which are qualified investors as defined under the Prospectus Regulation;

•

by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision the expression an “offer of common stock to the public” in relation to any common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (“DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Hong Kong

The common stock has not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The common stock has not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our shares under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common stock.

VALIDITY OF CLASS A COMMON STOCK

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Sullivan & Cromwell LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, D.C.

EXPERTS

The financial statements as of September 30, 2019 and September 30, 2018 and for each of the two years in the period ended September 30, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part thereof. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.azekco.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus.

CPG Newco LLC

Condensed Consolidated Balance Sheets

(Unaudited)

(U.S. dollars in thousands, except unit/share amounts)	March 31, 2020	September 30, 2019
ASSETS:
Current assets:
Cash and cash equivalents	$94,698	$105,947
Trade receivables, net of allowances	125,022	52,623
Inventories	138,313	115,391
Prepaid expenses	9,116	6,037
Other current assets	14,066	10,592

Total current assets	381,215	290,590
Property, plant and equipment, net	233,548	208,694
Goodwill	950,602	944,298
Intangible assets, net	319,980	342,418
Deferred financing costs, net	686	865
Other assets	40	1,398

Total assets	$1,886,071	$1,788,263

LIABILITIES AND MEMBER’S EQUITY:
Current liabilities:
Accounts payable	$37,197	$47,479
Accrued rebates	17,394	22,733
Accrued interest	13,846	13,578
Current portion of long-term debt obligations	8,304	8,304
Accrued expenses and other liabilities	43,422	47,903

Total current liabilities	120,163	139,997
Deferred income taxes	29,509	34,003
Finance obligations—less current portion	11,166	11,181
Long-term debt—less current portion	1,229,844	1,103,313
Other non-current liabilities	9,983	9,746

Total liabilities	1,400,665	1,298,240
Commitments and contingencies (See Note 14)

Member’s equity:
75,093,778 Class A units outstanding, 33,068,963 Class B units outstanding and 0 Preferred units, issued and outstanding at March 31, 2020 and September 30, 2019, respectively	—	—
Additional paid-in capital	652,406	652,601
Accumulated deficit	(167,000)	(162,578)

Total member’s equity	485,406	490,023

Total liabilities and member’s equity	$1,886,071	$1,788,263

Pro forma stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued or outstanding	—
Class A common stock, $0.001 par value; 1,100,000,000 shares authorized, 77,638,187 shares issued and outstanding	78
Class B common stock, $0.001 par value; 100,000,000 shares authorized, 33,068,963 shares issued and outstanding	33
Additional paid-in capital	485,295

Total stockholders’ equity	485,406

Total liabilities and stockholders’ equity	1,886,071

See Notes to Unaudited Condensed Consolidated Financial Statements.

CPG Newco LLC

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Six Months Ended March 31,
(In thousands, except common unit/share amounts and number of common units/shares)	2020	2019
Net sales	$411,628	$357,362
Cost of sales	(280,965)	(249,051)

Gross margin	130,663	108,311
Selling, general and administrative expenses	(93,166)	(86,803)
Other general expenses	(5,093)	(4,158)
Gain (loss) on disposal of property, plant and equipment	(28)	(1,436)

Operating income (loss)	32,376	15,914

Other expenses:
Interest expense	(39,734)	(41,773)

Total other expenses	(39,734)	(41,773)

Income (loss) before income taxes	(7,358)	(25,859)
Income tax benefit (expense)	1,600	5,072

Net income (loss)	$(5,758)	$(20,787)

Comprehensive income (loss)	$(5,758)	$(20,787)

Basic and dilutive earnings (loss) attributable to units outstanding	$(0.05)	$(0.19)

Basic and dilutive weighted-average units outstanding	108,162,741	108,162,741

Basic and diluted pro forma earnings (loss) per share attributable to common stockholders (unaudited)	$(0.05)

Basic and diluted pro forma weighted-average common shares outstanding (unaudited)	114,333,513

See Notes to Unaudited Condensed Consolidated Financial Statements.

CPG Newco LLC

Condensed Consolidated Statements of Member’s Equity

(U.S. dollars in thousands, except unit amounts)

(Unaudited)

	For the Six Months Ended March 31, 2020
	Common Units		Additional Paid-In Capital	Accumulated Deficit	Total Member’s Equity
	Units Outstanding	No Par Value
Balance—September 30, 2019	108,162,741	—	$652,601	$(162,578)	$490,023
Adoption of ASU 2016-16	—	—	—	1,336	1,336
Net income (loss)	—	—	—	(5,758)	(5,758)
Capital redemption	—	—	(3,075)	—	(3,075)
Capital contribution	—	—	1,500	—	1,500
Share-based compensation	—	—	1,380	—	1,380

Balance—March 31, 2020	108,162,741	—	$652,406	$(167,000)	$485,406

	For the Six Months Ended March 31, 2019
	Common Units		Additional Paid-In Capital	Accumulated Deficit	Total Member’s Equity
	Units Outstanding	No Par Value
Balance—September 30, 2018	108,162,741	—	$648,129	$(142,576)	$505,553
Adoption of ASU 2014-09	—	—	—	194	194
Net income (loss)	—	—	—	(20,787)	(20,787)
Capital contribution	—	—	1,311	—	1,311
Share-based compensation	—	—	1,862	—	1,862

Balance—March 31, 2019	108,162,741	—	$651,302	$(163,169)	$488,133

See Notes to Unaudited Condensed Consolidated Financial Statements.

CPG Newco LLC

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended March 31,
(U.S. dollars in thousands)	2020	2019
Operating activities:
Net income (loss)	$(5,758)	$(20,787)
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation	20,891	16,005
Amortization of intangibles	27,737	30,386
Non-cash interest expense	1,993	1,993
Deferred income tax benefit	(3,008)	(5,072)
Non-cash compensation expense	1,380	2,420
Fair value adjustment for contingent consideration	—	53
Loss on disposition of property, plant and equipment	28	1,436
Bad debt provision	751	217
Changes in certain assets and liabilities:
Trade receivables	(72,030)	(74,244)
Inventories	(20,389)	(4,497)
Prepaid expenses and other currents assets	(786)	(2,496)
Accounts payable	(9,923)	(8,887)
Accrued expenses and interest	(10,362)	11,732
Other assets and liabilities	1,444	3,220

Net cash provided by (used in) operating activities	(68,032)	(48,521)

Investing activities:
Purchases of property, plant and equipment	(42,606)	(33,233)
Proceeds from sale of property, plant and equipment	231	25
Acquisition, net of cash acquired	(17,865)	—

Net cash provided by (used in) investing activities	(60,240)	(33,208)

Financing activities:
Proceeds under revolving credit facility	129,000	25,000
Payments on long-term debt obligations	(4,283)	(4,152)
Proceeds (repayments) of finance obligations	(390)	(357)
Payments of initial public offering related costs	(5,729)	—
Payments of contingent consideration	—	(2,000)
Redemption of capital contribution by members	(3,075)	—
Capital contribution from members	1,500	1,311

Net cash provided by (used in) financing activities	117,023	19,802

Net increase (decrease) in cash and cash equivalents	(11,249)	(61,927)
Cash and cash equivalents—Beginning of period	105,947	82,283

Cash and cash equivalents—End of period	$94,698	$20,356

Supplemental cash flow disclosure:
Cash paid for interest, net of amounts capitalized	$37,269	$39,416
Cash paid for income taxes, net	280	875
Supplemental non-cash investing and financing disclosure:
Capital expenditures in accounts payable at end of period	$2,424	$4,524
Property, plant and equipment acquired under finance obligations	630	865

See Notes to Unaudited Condensed Consolidated Financial Statements.

CPG Newco LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020

(U.S. dollars in thousands, unless otherwise specified)

(Unaudited)

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Organization

CPG Newco LLC (the “Company” or “CPG”) currently operates as a Delaware limited liability company, a holding company which holds all of the limited liability company interests in CPG International LLC, the entity which directly and indirectly holds all of the equity interests in our operating subsidiaries. The Company is a leading manufacturer of premium, low maintenance building products for residential, commercial and industrial markets. The Company’s products include trim, deck, porch, moulding, rail, pavers, bathroom and locker systems, as well as extruded plastic sheet products and other non-fabricated products for special applications in industrial markets. The Company operates in various locations throughout the United States.

The single common interest unit in the Company is held by CPG Holdco LLC and there are no potentially dilutive securities at the CPG Newco LLC level. Accordingly, there are no diluted earnings per unit presented on the Condensed Consolidated Statements of Comprehensive Income (Loss) for the six months ended March 31, 2020 and 2019.

Documentation was filed in Pennsylvania, Ohio, Delaware and Connecticut allowing CPG International LLC to conduct business as The AZEK Company LLC beginning on January 8, 2018. AZEK is a brand name for the residential products while the commercial products are branded under the brand names Celtec, Playboard, Seaboard, Flametec, Designboard, Cortec, Sanatec, Scranton Products, Aria Partitions, Eclipse Partitions, Hiny Hiders, Tufftec Lockers and Duralife Lockers. The Company’s legal name and tax identification number did not change. CPG was formed in Delaware on August 15, 2013.

b.	Summary of Significant Accounting Policies

Basis of Presentation

The Company operates on a fiscal year ending September 30. The accompanying unaudited Condensed Consolidated Financial Statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in conformity with Article 10 of Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Condensed Consolidated Balance Sheet as of September 30, 2019 was derived from audited financial statements, but does not include all disclosures required by GAAP. These unaudited Condensed Consolidated Financial Statements reflect, in the opinion of management, all material adjustments (which include normal recurring adjustments) necessary to fairly state, in all material respects, the Company’s financial position as of March 31, 2020, its results of operations and its cash flows for the six months ended March 31, 2020 and 2019.

The results of operations for the six months ended March 31, 2020, and cash flows for the six months ended March 31, 2020 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2020.

The Company’s financial condition and results of operations are being, and are expected to continue to be, adversely affected by the current COVID-19 public health pandemic. The economic effects of the COVID-19 pandemic will likely continue to adversely affect demand for the Company’s products over the balance of fiscal 2020. Although management has implemented measures to mitigate the impact of the COVID-19 pandemic on the Company’s business, financial condition and results of operations, including reducing production and expenses, these measures may not fully mitigate the impact of the COVID-19 pandemic on the Company’s business, financial condition and results of operations. Management cannot predict the degree to, or the period over, which the Company will be affected by the COVID-19 pandemic and resulting governmental and other measures.

Using the current information available, management has determined there were no related impairments impacting the Company’s goodwill, intangible assets, other long-lived assets and valuation allowance. However the Company’s future assessments, as well as other factors, could result in material impacts to the financial statements in future reporting periods.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue recognition, reserves for excess inventory, inventory obsolescence, product warranties, customer rebates, equity-based compensation, litigation, income taxes, contingent consideration, goodwill and intangible asset valuation and accounting for long-lived assets. Management’s estimates and assumptions are evaluated on an ongoing basis and are based on historical experience, current conditions and available information. Actual results may differ from estimated amounts. Estimates are revised as additional information becomes available.

Unit Split

On June 8, 2020, the Company effected a unit split of its outstanding unit pursuant to which the outstanding unit was split into 75,093,778 Class A units and 33,068,963 Class B units. As a result, all amounts relating to share, unit, per unit and per share amounts have been retroactively adjusted to reflect this unit split.

Pro Forma Information

The accompanying unaudited pro forma income statement and balance sheet information reflects the exchange of Profits Interests of AOT Building Products, L.P. (the “Partnership”) for Class A units of the Company and the Corporate Conversion, which will result in all outstanding units of the Company being converted into shares of common stock.

Accounting Policies

Refer to the Company’s September 30, 2019 audited Consolidated Financial Statements for a discussion of the Company’s accounting policies.

Research and Development Costs

Research and development costs primarily relate to new product development, product claims support and manufacturing process improvements. Such costs are expensed as incurred and are included in selling, general and administrative expenses. Total research and development expenses were approximately $4.0 million and $3.9 million, respectively, for the six months ended March 31, 2020 and 2019.

Recently Adopted Accounting Pronouncements

The Company qualifies as an emerging growth company (“EGC”) and as such, has elected not to opt out of the extended transition period for complying with new or revised accounting pronouncements. During the extended transition period, the Company is not subject to new or revised accounting standards applicable to public companies. The accounting pronouncements pending adoption below reflect effective dates for the Company as an EGC with the extended transition period.

On October 1, 2018, the Company early adopted Accounting Standards Update (“ASU”) ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The update supersedes most current revenue recognition guidance. Under the new standard, entities are required to identify the contract with a customer; identify the separate performance obligations in the contract; determine the transaction price; allocate the transaction price to the separate performance obligations in the contract; and recognize the appropriate amount of revenue when (or as) the entity satisfies each performance obligation. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements. Refer to Note 2 for additional information.

On October 1, 2019, the Company adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory. The standard amends several aspects of the tax accounting and recognition timing for intra-company transfers. The Company adopted the standard using a modified retrospective approach, with an adjustment to the beginning retained earnings of approximately $1.3 million, due to the cumulative impact of adopting the standard. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements. Refer to Note 13 for additional information.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842), and issued subsequent amendments to the initial guidance in January 2018 within ASU No. 2018-01, in July 2018 within ASU Nos. 2018-10 and 2018-11, in December 2018 within ASU No. 2018-20, in March 2019 within ASU No. 2019-01 and in November 2019 within ASU No. 2019-10. This standard requires lessees to present right-of-use assets and lease liabilities on the balance sheet. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2018. This standard is effective for the Company as an EGC for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. Assuming the Company remains an EGC, it intends to adopt the updated standard during its fiscal year beginning October 1, 2021 and for interim periods within that fiscal year. This standard provides the option to adopt through a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, instead of applying the new guidance retrospectively for each prior reporting period presented. The Company is currently evaluating the impact these ASU’s adoption will have on its Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), and issued subsequent amendments to the initial guidance in May 2019 within ASU No. 2019-05 and in November 2019 within ASU Nos. 2019-10 and 2019-11. This standard sets forth an expected credit loss model which requires the measurement of expected credit losses for financial instruments based on historical experience, current conditions and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, and certain off-balance sheet credit exposures. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. This standard is effective for the Company as an EGC for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years. Early adoption is permitted, and the standard is adopted using a modified retrospective transition method through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently evaluating the impact the adoption of this standard will have on its Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends Topic 820, Fair Value Measurement. This standard modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. For all entities, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within those fiscal years. The Company intends to adopt the updated standard during its fiscal year beginning October 1, 2020 and for interim periods within fiscal years beginning in that fiscal year. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The amendments in this ASU are effective for the Company, as an EGC, for annual periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. The standard can be adopted either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. Assuming the Company remains an EGC, it intends to adopt the updated standard during its fiscal year beginning October 1, 2021 and for interim periods within fiscal year beginning October 1, 2022. The Company is currently evaluating the impact the adoption of this standard will have on its Consolidated Financial Statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to general principles in Topic 740 and clarifying and amending existing guidance. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The amendments are applied on a prospective or retrospective basis, depending upon the amendment adopted within this ASU. The amendments in this ASU are effective for the Company, as an EGC, for annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. The Company is currently evaluating the impact this adoption will have on its Consolidated Financial Statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This standard provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The ASU is effective for all entities as of March 12, 2020, and will apply through December 31, 2022. The Company is currently evaluating the impact this adoption will have on its Consolidated Financial Statements.

2.	REVENUE

The Company sells its products to residential and commercial markets. The Company’s Residential Segment principally generates revenue from the manufacture and sale of its premium, low maintenance composite decking, railing, trim, moulding, pavers products and accessories. The Company’s Commercial Segment generates revenue from the sale of its partition and locker systems along with plastic sheeting and other non-fabricated products for special applications in industrial markets.

The Company recognizes revenues when control of the promised goods is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, at a point in time, when shipping occurs. Each product the Company transfers to the customer is considered one performance obligation. The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities as promised services to its customers.

Customer contracts are typically fixed price and short-term in nature. The transaction price is based on the product specifications and is determined at the time of order. The Company may offer various sales incentive programs throughout the year. It estimates the amount of sales incentive to allocate to each performance obligation, or product shipped, using the most-likely-amount method of estimation, based on sales to the direct customer or sell-through customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as part of net revenue in the period in which the change occurs under the cumulative catch-up method. In addition to sales incentive programs, the Company may offer a payment discount, if payments are received within 30 days. The Company estimates the payment discount that it believes will be taken by the customer based on prior history and using the most-likely-amount method of estimation. The Company believes the most-likely-amount method best predicts the amount of consideration to which it will be entitled. The payment discounts are also reflected as part of net revenue.

The Company records deferred revenue when cash payments are received or due in advance of the Company’s performance.

3.	BUSINESS COMBINATIONS

On January 31, 2020, the Company acquired certain assets and assumed certain liabilities of Return Polymers, Inc. for a total purchase price of approximately $18.1 million, subject to customary post-closing net working capital adjustments. Return Polymers is located in Ashland Ohio and is a provider of full-service recycled PVC material processing, sourcing, logistical support, and scrap management programs. The Company financed the acquisition with cash on hand.

The acquisition was accounted for as a business combination under Accounting Standards Codification (“ASC”) ASC 805 Business Combinations. Tangible and identifiable intangible assets acquired and liabilities assumed were recorded at their respective fair values. The excess of the consideration transferred over the fair value of the net assets received has been recorded as goodwill in the Residential segment. The factors that contributed to the recognition of goodwill primarily relate to future economic benefits arising from expected sales as well as consuming the recycled PVC materials in current products.

The following table represents the preliminary allocation of the assets acquired and liabilities assumed (in thousands):

Purchase Price Allocation
Total purchase consideration	$18,069

Allocation of consideration to assets acquired and liabilities assumed:
Cash and cash equivalents	$204
Accounts receivable	1,119
Inventories	2,532
Prepaid expenses and other current assets	39
Property, plant and equipment	4,080
Intangible assets	5,300
Goodwill	6,304
Accounts payable	(947)
Accrued expenses and other liabilities	(562)

Net assets acquired	$18,069

Total intangibles and goodwill amounted to $11.6 million, comprised of $4.6 million related to customer relationships, and $0.7 million related to trademarks, as well as $6.3 million in goodwill. It is expected that $6.3 million of the goodwill is deductible for tax purposes. The estimated useful life for customer relationships is 15 years and trademarks is 10 years. The weighted average useful life at the date of acquisition was 14.3 years.

4.	INVENTORIES

Inventories are valued at the lower of cost or net realizable value, and are reduced for slow-moving and obsolete inventory. The inventories cost is recorded at standard cost, which approximates actual cost, on a first-in, first-out (“FIFO”) basis. inventories consisted of the following (in thousands):

	March 31, 2020	September 30, 2019
Raw materials	$35,409	$36,855
Work in process	19,928	19,514
Finished goods	82,976	59,022

Total inventories	$138,313	$115,391

5.	PROPERTY, PLANT AND EQUIPMENT—NET

Property, plant and equipment—net consisted of the following (in thousands):

	March 31, 2020	September 30, 2019
Land and improvements	$2,758	$2,758
Buildings and improvements	69,700	67,770
Capital lease—building	2,021	2,021
Capital lease—manufacturing equipment	1,026	1,026
Capital lease—vehicles	3,779	3,835
Manufacturing equipment	274,944	254,570
Computer equipment	23,881	22,733
Furniture and fixtures	5,853	5,409
Vehicles	410	339

Total property, plant and equipment	384,372	360,461
Construction in progress	36,656	16,453

	421,028	376,914
Accumulated depreciation	(187,480)	(168,220)

Total property, plant and equipment—net	$233,548	$208,694

The Company is considered the owner, for accounting purposes only, of leased office space, as it had taken on certain risks of construction build cost overages above normal tenant improvement allowances. Accordingly, the estimated fair value of the leased property was $9.2 million at both March 31, 2020 and September 30, 2019. The corresponding lease financing obligation was $7.9 million at both March 31, 2020 and September 30, 2019. The lease financing obligation was recorded in Finance obligations—less current portion in the Consolidated Balance Sheets. Refer to Note 14 for additional information.

Depreciation expense was approximately $20.9 million and $16.0 million in the six months ended March 31, 2020 and 2019, respectively. During the six months ended March 31, 2020 and 2019, $0.6 million and $0.6 million of interest was capitalized, respectively. Accumulated amortization for assets under capital leases was $3.8 million and $3.7 million as of March 31, 2020 and September 30, 2019, respectively. Accumulated amortization for the assets under the build-to-suit lease was $0.4 million as of March 31, 2020 and $0.3 million as of September 30, 2019

6.	GOODWILL AND INTANGIBLE ASSETS—NET

Goodwill

As of March 31, 2020, the Company had goodwill of $950.6 million with carrying amounts for Residential of $910.2 million and Commercial of $40.4 million. As of September 30, 2019, the Company had goodwill of $944.3 million with carrying amounts for Residential of $903.9 million and Commercial of $40.4 million. As of March 31, 2020, total accumulated goodwill impairments were $32.2 million, all attributable to the Company’s Commercial segment.

Intangible assets, net

The Company does not have any indefinite lived intangible assets other than goodwill as of March 31, 2020 and September 30, 2019. Finite-lived intangible assets consisted of the following (in thousands):

		As of March 31, 2020
	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Proprietary knowledge	10 – 15	$289,300	$(183,554)	$105,746
Trademarks	5 – 20	223,840	(116,336)	107,504
Customer relationships	15 – 19	146,870	(45,592)	101,278
Patents	10	7,000	(2,673)	4,327
Other intangibles	3 – 15	4,076	(2,951)	1,125

		$671,086	$(351,106)	$319,980

		As of September 30, 2019
	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Proprietary knowledge	10 – 15	$289,300	$(171,686)	$117,614
Trademarks	5 – 20	223,140	(108,096)	115,044
Customer relationships	15 – 19	142,270	(39,084)	103,186
Patents	10	7,000	(2,132)	4,868
Other intangibles	3 – 15	4,076	(2,370)	1,706

		$665,786	$(323,368)	$342,418

Amortization expense was approximately $27.7 million and $30.4 million in the six months ended March 31, 2020 and 2019, respectively. As of March 31, 2020, the remaining weighted-average amortization period for acquired intangible assets was 13.3 years.

Amortization expense relating to these amortizable intangible assets as of March 31, 2020, is expected to be as follows (in thousands):

Remaining period of 2020	$27,423
2021	49,826
2022	44,369
2023	39,240
2024	34,246
Thereafter	124,876

Total	$319,980

7.	COMPOSITION OF CERTAIN BALANCE SHEET ACCOUNTS

Allowance for Doubtful Accounts

The allowance for doubtful accounts activity consisted of the following (in thousands):

	Six Months Ended March 31,
	2020	2019
Beginning balance	$904	$1,230
Adjustment to reserve	774	211

Ending balance	$1,678	$1,441

Customer Rebate Accrual

Customer rebates are presented in Net Sales in the Condensed Consolidated Statements of Comprehensive Income (Loss) and in the Condensed Consolidated Balance Sheets as Accrued rebates of $17.4 million and $27.7 million as of March 31, 2020 and 2019, respectively, and $4.7 million and $3.3 million presented as contra-accounts receivable as of March 31, 2020 and 2019, respectively. The rebate accrual activity consisted of the following (in thousands):

	Six Months Ended March 31,
	2020	2019
Beginning balance	$24,858	$21,914
Rebate expense	33,444	28,000
Rebate payments	(36,179)	(18,886)

Ending balance	$22,123	$31,028

Accrued Expenses and Other Liabilities

Accrued expenses consisted of the following (in thousands):

	March 31, 2020	September 30, 2019
Employee related liabilities	$17,047	$17,202
Professional fees	9,918	14,160
Freight	3,810	4,158
Warranty	3,090	2,543
Marketing	2,492	2,026
Construction in progress	960	903
Capital lease	914	721
Contingent consideration	—	1,303
Other	5,191	4,887

Total accrued expenses and other current liabilities	$43,422	$47,903

8.	DEBT

Debt consisted of the following (in thousands):

	March 31, 2020	September 30, 2019
Term Loan Agreement due May 5, 2024—LIBOR + 3.75% (5.93% and 5.93% at March 31, 2020 and September 30, 2019) (includes a discount of $984 and $1,105 at March 31, 2020 and September 30, 2019 respectively)	$804,345	$808,507
Revolving Credit Facility through March 9, 2022—LIBOR + 1.50% (2.94% and 0.00% at March 31, 2020 and September 30, 2019)	129,000	—
Senior Notes due October 1, 2021—Fixed at 8%	315,000	315,000

Total	1,248,345	1,123,507
Less: unamortized deferred financing fees	(10,197)	(11,890)
Less: current portion	(8,304)	(8,304)

Long-term debt—less current portion and unamortized deferred financing fees	$1,229,844	$1,103,313

As of March 31, 2020, the Company has scheduled fiscal year debt payments on the Term Loan Agreement, Revolving Credit Facility and Senior Notes (excluding interest and debt discount) as follows (in thousands):

Remaining period of 2020	$4,021
2021	8,304
2022	452,304
2023	8,304
2024	776,396
Thereafter	—

Total	$1,249,329

Term Loan Credit Agreement

On September 30, 2013, CPG International LLC refinanced its then outstanding long-term debt and entered into (i) a new senior secured revolving credit facility (the “Revolving Credit Facility”) among CPG International LLC (as successor-in-interest to CPG Merger Sub LLC, a limited liability company formed to effect the acquisition of CPG International LLC), Deutsche Bank AG New York Branch (“Deutsche Bank”), as administrative agent and collateral agent (the “Revolver Administrative Agent”), and the lenders party thereto, (ii) a new secured term loan agreement (the “Term Loan Agreement”) among CPG International LLC (as successor-in-interest to CPG Merger Sub LLC), as the initial borrower; the Lenders Party thereto; Deutsche Bank and JPMorgan Chase Bank, N.A., as co-syndication agents; Citibank, N.A., the Royal Bank of Scotland PLC and UBS Securities LLC, as co-documentation agents; and Barclays Bank PLC, as administrative agent and collateral agent, (iii) an indenture (the “Indenture”) in respect of 8.000% senior notes due October 1, 2021 (the “Senior Notes”) between CPG International LLC and Wilmington Trust, National Association, as trustee.

The proceeds from borrowings under the amended Term Loan Agreement and the Senior Notes were used to (i) fund the acquisition of CPG International LLC and (ii) repay all amounts outstanding under the Company’s prior term loan agreement, prior notes and related fees.

During the year ended September 30, 2017, CPG International LLC amended and extended the maturity of the Term Loan Agreement. Financing fees of $3.3 million were incurred for the transaction, $1.5 million of which were capitalized and $1.8 million of which were recognized in interest expense. On June 18, 2018, in conjunction with the acquisition of Versatex the Term Loan Agreement was amended to increase the borrowing outstanding by $225.0 million. This amendment was accounted for as a modification. Financing fees of $6.7 million were incurred for the transaction, $5.7 million were capitalized and $1.0 million were recognized in Interest expense. Included in the $5.7 million of financing fees capitalized was an original issue discount of $0.6 million.

The Term Loan Agreement matures on the earlier of (i) May 5, 2024 and (ii) 181 days prior to the maturity of the Senior Notes. The Term Loan Agreement provides for interest on outstanding principal thereunder at a fluctuating rate, at CPG International LLC’s option, for (i) alternative base rate (“ABR”) borrowings, the highest of (a) the Federal Funds Rate as of such day plus 50 basis points, (b) the prime commercial lending rate announced as of such day by the Administrative Agent as defined in the Term Loan Agreement, as the “prime rate” as in effect on such day and (c) the LIBOR as of such day for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, provided that in no event shall the ABR be less than 200 basis points, plus the applicable margin of 275 basis points per annum; or (ii) for Eurocurrency borrowings, the adjusted LIBOR of (a) the LIBOR in effect for such interest period divided by one, minus the statutory reserves applicable to such Eurocurrency borrowing, if any, and (b) 100 basis points, plus the applicable margin of 375 basis points per annum.

At March 31, 2020 and September 30, 2019, unamortized deferred financing fees related to the Term Loan Agreement consisted of $8.1 million and $9.1 million, respectively. The Term Loan Agreement may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than the Prepayment Premium (as defined in the Term Loan Agreement), if applicable), subject to certain customary conditions.

The obligations under the Term Loan Agreement are secured by a first priority security interest in the membership interests of CPG International LLC owned by CPG Newco LLC, and substantially all of the present and future assets of the borrowers and guarantors including equity interests of their domestic subsidiaries, subject to certain exceptions, (the “Term Loan Priority Collateral”) and a second priority lien on current assets. The obligations under the Term Loan Agreement are guaranteed by the Company and the wholly owned domestic subsidiaries of CPG International LLC other than certain immaterial subsidiaries and other excluded subsidiaries.

The Term Loan Agreement requires mandatory prepayments of the term loans thereunder from certain debt issuances, certain asset dispositions (subject to certain reinvestment rights) and a percentage of excess cash flow (subject to step-downs upon CPG International LLC achieving certain leverage ratios). The estimated prepayment of excess cash flow was $6.4 million at September 30, 2019. The lenders do have the option to decline any prepayment based on excess cash flows. CPG International LLC is required to repay the outstanding principal amount under the Term Loan Agreement in quarterly installments equal to 0.25253% of the aggregate principal amount under the Term Loan Agreement outstanding on the amendment date of June 18, 2018 and such quarterly payments may be reduced as a result of prepayments. The Term Loan Agreement restricts payments of dividends unless certain conditions are met, as defined in the Term Loan Agreement.

Revolving Credit Facility Agreement

On March 9, 2017, CPG International LLC amended, restated and extended the maturity of the Revolving Credit Facility. The Revolving Credit Facility matures on the earlier of (i) March 9, 2022 and (ii) 91 days prior to the maturity of the Term Loan Agreement, or the maturity of the Senior Notes, whichever occurs first. The Revolving Credit Facility provides for maximum aggregate borrowings of up to $150.0 million, subject to an asset-based borrowing base. The borrowing base is limited to a set percentage of eligible accounts receivable and inventory, less reserves that may be established by the administrative agent and the collateral agent in the exercise of their reasonable credit judgment. On March 16, 2020, the Company borrowed $89.0 million under the Revolving Credit Facility to enhance financial flexibility in light of uncertainties resulting from the COVID-19 pandemic. The Company had a total of $129.0 million and zero outstanding borrowings under the Revolving Credit Facility as of March 31, 2020 and September 30, 2019, respectively. In addition, the Company had $5.0 million and $3.0 million of outstanding letters of credit held against the Revolving Credit Facility as of March 31, 2020 and September 30, 2019, respectively. Deferred financing costs, net of accumulated amortization, related to the Revolving Credit Facility at March 31, 2020 and September 30, 2019 were $0.7 million and $0.9 million, respectively. CPG International LLC had approximately $16.0 million available under the borrowing base for future borrowings as of March 31, 2020. CPG International LLC also has the option to increase the commitments under the Revolving Credit Agreement by up to $100.0 million, subject to certain conditions.

The Revolving Credit Facility provides for an interest rate on outstanding principal thereunder at a fluctuating rate, at CGP International LLC’s option, at (i) for ABR borrowings, the highest of (a) the Federal Funds Rate plus 50 basis points, (b) prime rate and (c) the LIBOR as of such date for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, plus, in each case, a spread of 50 to 100 basis points, based on average historical availability, or (ii) for Eurocurrency borrowings adjusted LIBOR plus a spread of 150 to 200 basis points, based on average historical availability. A “commitment fee” accrues on any unused portion of the commitments under the Revolving Credit Facility during the preceding three calendar month period. If the average daily used percentage is greater than 50%, the commitment fee equals 25 basis points, and if the average daily used percentage is less than or equal to 50%, the commitment fee equals 37.5 basis points. The commitment fees expenses were $0.2 million and $0.3 million for the six months ended March 31, 2020 and 2019, respectively.

The obligations under the Revolving Credit Facility are guaranteed by CPG Newco LLC and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The obligations under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the accounts receivable, inventory, deposit accounts, securities accounts and cash assets of CPG Newco LLC, CPG International LLC and the subsidiaries of CPG International LLC that are guarantors under the Revolving Credit Agreement, and the proceeds thereof (subject to certain exceptions) (the “Revolver Priority Collateral”), plus a second priority security interest in all of the Term Loan Priority Collateral. The Revolving Credit Facility may be voluntarily prepaid in whole, or in part, in each case without premium or penalty. CPG International LLC is also required to make mandatory prepayments (i) when aggregate borrowings exceed commitments or the applicable borrowing base and (ii) during “cash dominion,” which occurs if (a) the availability under the Revolving Credit Agreement is less than the greater of (i) $12.5 million and (ii) 10% of the lesser of (x) $150.0 million and (y) the borrowing base, for five consecutive business days or (b) certain events of default have occurred and are continuing.

The Revolving Credit Facility contains affirmative covenants that are customary for financings of this type,

including allowing the Revolver Administrative Agent to perform periodic field exams and appraisals to evaluate the borrowing base. The Revolving Credit Facility contains various negative covenants, including limitations on,

subject to certain exceptions, the incurrence of indebtedness, the incurrence of liens, dispositions, investments,

acquisitions, restricted payments, transactions with affiliates, as well as other negative covenants customary for financings of this type. The Revolving Credit Facility also includes a financial maintenance covenant, applicable only when the excess availability is less than the greater of (i) 10% of the lesser of the aggregate commitments under the Revolving Credit Facility and the borrowing base, and (ii) $12.5 million. In such circumstances, CPG

International LLC would be required to maintain a minimum fixed charge coverage ratio (as defined in the

Revolving Credit Facility) for the trailing four quarters equal to at least 1.0 to 1.0; subject to CPG International

LLC’s ability to make an equity cure (no more than twice in any four quarter period and up to five times over the life of the facility). As of March 31, 2020, CPG International LLC was in compliance with the financial and nonfinancial covenants imposed by the Revolving Credit Facility. The Revolving Credit Facility also includes customary events of default, including the occurrence of a change of control.

Senior Notes

The Senior Notes were issued on September 30, 2013, in an aggregate principal amount of $315.0 million, and mature on October 1, 2021. The Senior Notes bear interest at the rate of 8.000% per annum payable in cash semi-annually in arrears on April 1 and October 1 of each year (computed based on a 360-day year of twelve 30-day months). The obligations under the Senior Notes are guaranteed by CPG International LLC and those of its subsidiaries that also guarantee the Revolving Credit Facility and the Term Loan Agreement. The redemption price of the Senior Notes (expressed as percentages of the principal amount to be redeemed) will decline to the par value of the Senior Notes, plus accrued and unpaid interest based on the following schedule. The Senior Notes may be redeemed in whole or in part, at any time after October 1, 2016 at the following redemption prices, if redeemed during the 12-month period beginning on October 1 of the years indicated below:

2016	106.0%
2017	104.0%
2018	102.0%
2019 and thereafter	100.0%

The Indenture relating to the Senior Notes contains negative covenants that are customary for financings of this type. The Indenture does not contain any financial maintenance covenants. As of September 30, 2019, CPG International LLC would have been in compliance with the negative covenants imposed by the Senior Notes and the Indenture. As of March 31, 2020, and September 30, 2019, the unamortized deferred financing fees related to the Senior Notes consisted of $2.1 million and $2.8 million, respectively.

The following table provides details of interest expense (in thousands):

	For the Six Months Ended
	March 31, 2020	March 31, 2019
Interest expense
Term Loan	$24,356	$26,601
Senior Notes	12,600	12,600
Revolving Credit Facility	588	477
Other	774	693
Amortization
Debt issue costs
Senior Notes	704	704
Term Loan	990	990
Revolving Credit Facility	179	179
Original issue discounts	121	120
Capitalized interest	(578)	(591)

Total interest expense	$39,374	$41,773

See Note 10 for information pertaining to the fair value of the Company’s debt as of March 31, 2020 and September 30, 2019.

9.	PRODUCT WARRANTIES

The Company provides product assurance warranties of various lengths ranging from 5 years to lifetime for limited coverage for a variety of material and workmanship defects based on standard terms and conditions between the Company and its customers. Warranty coverage depends on the product involved.

Warranty reserve activity consisted of the following (in thousands):

	Six Months Ended March 31,
	2020	2019
Beginning balance	$11,133	$9,304
Additions	2,191	1,350
Warranty claims payment	(1,401)	(967)
Accretion—purchase accounting valuation	61	137

Ending balance	11,984	9,824
Current portion of accrued warranty	(3,090)	(2,029)

Accrued warranty—less current portion	$8,894	$7,795

TimberTech Warranties and Related Indemnification

In connection with the acquisition of TimberTech on September 21, 2012 and the acquisition of CPG International LLC on September 30, 2013, the Company recognized the fair value of the related warranty liabilities calculated as the net present value of the expected costs to settle all future warranty claims for products sold prior to the acquisition dates. The Company records accretion expense in Cost of sales in the Condensed Consolidated Statement of Comprehensive Income (Loss) in order to increase the value of the liability to reflect the future value of the warranty claims when they are actually settled. In addition, the Company records estimated warranty claims obligations related to current sales on an ongoing basis for the TimberTech product line.

Pursuant to the TimberTech purchase agreement, the seller, Crane Group Companies Limited (“Crane”),

also agreed to indemnify the Company for claims made up to seven years after the acquisition date for the majority of the costs to settle warranty claims for certain identified problems related to two products which have exhibited a high number of claims related to scorching and fading defects. The products were produced between 2010 and 2011 and have not been sold by the Company since 2011. Similar to its recognition of the warranty liability, the Company recorded an indemnification receivable from Crane on the acquisition date equal to the fair value of the indemnification calculated as the net present value of the expected indemnification payments to be received in the future. At March 31, 2020 $1.9 million was classified as Other Current Assets. As of September 30, 2019, $1.3 million was classified as Other Current Assets and $0.5 million was classified as Other Assets (non-current). Due to a dispute by Crane of its ongoing obligations, the Company has a full reserve recorded against the amount receivable. The Company will continue to monitor the actual cost to settle warranty claims in the future and will make adjustments to the warranty liability and indemnification receivable if needed. The indemnification period expired on September 21, 2019. Crane disputes the scope of its past indemnification obligations and the Company cannot predict the outcome of the dispute. The Company may need to record additional charges to the Condensed Consolidated Statements of Comprehensive Income (Loss) and the Condensed Consolidated Balance Sheets related to the reserve and any obligations as a result of the indemnification dispute in future periods.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

Financial instruments with a fair value that approximates carrying value—The carrying amounts of cash and cash equivalents, trade receivables and payables, as well as financial instruments included in other current assets and other current liabilities, approximate fair values because of their short-term maturities.

Financial instruments with a fair value different from carrying value—The Company has, where appropriate, estimated the fair value of financial instruments for which the amortized cost carrying value may be significantly different than the fair value. As of March 31, 2020, and September 30, 2019, these instruments include the outstanding debt. As described in Note 8 Debt, the Company records debt at amortized cost. The carrying values and the estimated fair values of our debt financial instruments (Level 2 measurements) were as follows (in thousands):

	March 31, 2020		September 30, 2019
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Term Loan Agreement due May 5, 2024	$804,345	$663,585	$808,507	$804,464
Senior Notes due October 1, 2021	315,000	308,700	315,000	315,000
Revolving Credit Facility, expires March 9, 2022	129,000	129,000	—	—

The fair values of the debt instruments were determined using trading prices between qualified institutional buyers; therefore, the Senior Notes are classified as Level 2.

In connection with the acquisition of Ultralox on December 20, 2017, the Company provided a contingent payment to the employees of Ultralox. The contingent payment was based on achievement of a minimum EBITDA amount and a multiple of EBITDA, for EBITDA exceeding a higher threshold for calendar year 2018. Based on the formula, the potential minimum of the contingent payment was zero and the potential maximum was $30.0 million. During the six months ended March 31, 2019, the Company paid the former owners of Ultralox $2.0 million as partial settlement of the original contingent liability. At the acquisition date, the fair value was estimated to be $5.3 million. Of the fair value, $2.8 million is accounted for as contingent consideration in conjunction with the acquisition related to the non-employee owners, and the remaining $2.5 million (which was subsequently adjusted downward to $0.9 million due to changes in the estimated fair value of the contingent payment) was recognized as compensation expense from date of acquisition through June 30, 2018 related to the employee owners, who forfeit their share of the contingent payment if not employed through that date.

The contingent payment made was based on achievement of a minimum EBITDA amount and a multiple of EBITDA, for EBITDA exceeding a higher threshold for calendar 2018. The Company classified the contingent liability as Level 3, due to the lack of observable inputs. Significant assumptions made by the Company included a central estimate of EBITDA and EBITDA volatility of 39%. Changes in assumptions could have an impact on the payout of the contingent consideration payout amount.

During the six months ended March 31, 2019, the Company amended the earnout agreement to include two additional payments totaling $3.4 million to the former owners of Ultralox that are contingent upon the employee owners continued employment through December 31, 2018 and 2019. These additional earnout payments will be recognized as compensation expense over the required employment periods, because they are contingent upon future service from the date of the amendment. During the six months ended March 31, 2020, the Company paid the remaining $1.7 million as settlement of the amended earnout agreement. At March 31, 2020 and September 30, 2019, the contingent payment liability was zero and $1.3 million, respectively, and is recorded in Accrued expenses and other liabilities in the Condensed Consolidated Balance Sheets.

The following table provides a roll-forward of the aggregate fair value of the contingent consideration and compensation expense categorized as Level 3 (in thousands):

	Six Months Ended March 31,
	2020	2019
Beginning balance	$1,303	$1,900
Change in fair value of contingent consideration	—	53
Contingent payment	(1,675)	(3,675)
Contingent payment recognized as compensation expense	372	2,280

Ending balance	$—	$558

For the six months ended March 31, 2020 and 2019, the estimated contingent payment recognized as compensation expense of $0.4 and $2.3 million, respectively, and was included in Non-cash compensation expense in the Condensed Consolidated Statements of Cash Flows.

11.	SEGMENTS

Operating segments for the Company are determined based on information used by the chief operating decision maker (“CODM”) in deciding how to evaluate performance and allocate resources to each of the segments. The CODM reviews Adjusted EBITDA and Adjusted EBITDA Margin as the key segment measures of performance. Adjusted EBITDA is defined as segment operating income (loss) plus depreciation and amortization, adjusted and by adding thereto or subtracting therefrom share-based compensation costs, business transformation costs, acquisition costs, and certain other costs. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Net Sales.

The Company has two reportable segments, Residential and Commercial. The reportable segments were determined primarily based on products and end markets as follows:

•	Residential—The Residential segment manufactures and distributes decking, rail, trim and accessories through a national network of dealers and distributors and multiple home improvement retailers providing extensive geographic coverage enabling the Company to effectively serve contractors. The additions of Ultralox and Versatex are complementary to the Residential segment railing and trim businesses, respectively. The recent addition of Return Polymers provides a full-service recycled PVC material processing, sourcing, logistical support, and scrap management programs. This segment is impacted by trends in and the strength of home repair and remodel activity.

•

Commercial—The Commercial segment manufactures, fabricates and distributes resin based extruded sheeting products for a variety of commercial and industrial applications through a widespread distribution network as well as directly to original equipment manufacturers. This segment includes Scranton Products which manufactures lockers and partitions and Vycom which manufactures resin based sheeting products. This segment is impacted by trends in and the strength of the new construction sector.

The segment data below includes data for Residential and Commercial for the six months ended March 31, 2020 and 2019:

	For the Six Months Ended
	March 31, 2020	March 31, 2019
Net sales to customers
Residential	$345,915	$293,888
Commercial	65,713	63,474

Total	$411,628	$357,362

Adjusted EBITDA
Residential(4)	$101,721	$80,728
Commercial(4)	6,155	7,483

Total Adjusted EBITDA for reporting segments	$107,876	$88,211
Unallocated net expenses	(18,252)	(13,917)
Adjustments to Income (loss) before income tax provision
Depreciation and amortization	(48,628)	(46,391)
Share-based compensation costs	(1,845)	(2,020)
Business transformation costs(1)	(326)	(9,777)
Acquisition costs(2)	(1,356)	(3,135)
Initial public offering costs	(5,093)	(4,158)
Other costs(3)	—	7,101
Interest expense	(39,734)	(41,773)

Income (loss) before income taxes	$(7,358)	$(25,859)

(1)

Business transformation costs reflect consulting and other costs related to repositioning of brands of $0.0 million and $3.2 million for the six months ended March 31, 2020 and 2019, respectively, compensation costs related to the transformation of the senior management team of $0.3 million and $1.7 million for the six months ended March 31, 2020 and 2019, respectively, costs related to the relocation of the Company’s corporate headquarters of $0.0 million and $1.9 million for the six months ended March 31, 2020 and 2019, respectively, start up costs of the Company’s new recycling facility of $0.0 million and $1.5 million for the six months ended March 31, 2020 and 2019, respectively, and other integration-related costs of and $0.0 million and $1.5 million for the six months ended March 31, 2020 and 2019, respectively.

(2)

Acquisition costs reflect costs directly related to completed acquisitions of $0.8 million and $3.1 million, respectively for the six months ended March 31, 2020 and 2019, and inventory step-up adjustments related to recording the inventory of acquired business at fair value on the date of acquisition of $0.6 million and $0.0 million for the six months ended March 31, 2020 and 2019, respectively.

(3)

Other costs reflect costs for legal defense of $0.0 million and $0.6 million for the six months ended March 31, 2020 and 2019, respectively, and income from an insurance recovery of legal loss of $0.0 million and $7.7 million for the six months ended March 31, 2020 and 2019.

(4)	The adjusted EBITDA above for Residential and Commercial include an offsetting reclassification of $0.3 million.

12.	SHARE-BASED COMPENSATION

AOT Building Products, L.P. (the “Partnership”) has granted Profits Interests to employees and certain directors of the Company (“Management Limited Partners”) through an LP Interest Agreement in accordance with the Limited Partnership Agreement of the Partnership dated September 30, 2013 (the “Limited Partnership Agreement”). The Limited Partnership Agreement allows the board of directors of the general partner of the Partnership to make grant interests in the Partnership to eligible individuals. Awards that may be issued include common partnership interests, time vested Profits Interests and performance vested Profits Interests.

The Partnership interests enhance the Company’s ability to attract, retain, incentivize and motivate employees and to promote the success of the Company’s business by providing such participating individuals with a proprietary interest in the appreciation of value of the Partnership. The total number of Profit Interests that may be awarded under the Partnership agreement was 77,027 as of March 31, 2020. The Profit Interests are classified as equity awards in accordance with ASC 718 Compensation—Stock Compensation.

The Plan provides for half of the grants as time vested Profits Interests and the other half as performance vested Profits Interests. In the case of the performance vested Profits Interests, this is further delineated into two tranches with individual performance criteria.

Profits Interests compensation expense related to the time vested Profits Interests awards was $1.4 million and $1.9 million for the six months ended March 31, 2020 and 2019, respectively. As of March 31, 2020, unrecognized compensation related to non-vested time vested Profits Interests was $6.8 million and expense will be recognized over the remaining weighted-average vesting period of 2.9 years.

Since there has been no change in control of the Company, there have been no Profits Interests-based compensation expense recorded related to the performance vested Profits Interests. As of March 31, 2020, unrecognized compensation related to non-vested performance vested Profits Interests was $10.9 million.

Additionally, during the six months ended March 31, 2019 the Company granted certain awards that have similar performance criteria to the performance vested Profits Interests. As the performance criteria were not met, compensation expense was not recognized. The aggregate value as of March 31, 2020 of these awards was $4.1 million.

13.	INCOME TAXES

The Company calculates the interim tax provision in accordance with the provisions of ASC 740-270, Income Taxes- Interim Reporting. For interim periods, the Company estimates the annual effective income tax rate (“AETR”) and applies the estimated rate to the year-to-date income or loss before income taxes. The effective income tax rates for the six months ended March 31, 2020 and 2019 was 21.7% and 19.6%, respectively.

The Company adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, on October 1, 2019. The updated guidance requires companies to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Income tax effects of intra-entity transfers of inventory will continue to be deferred until the inventory has been sold to a third party. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements.

14.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases vehicles, machinery and a manufacturing facility under various capital leases. The Company also leases office equipment, vehicles and manufacturing and office facilities under various operating leases.

In 2018, the Company entered into a lease agreement for its corporate headquarters in Chicago, IL. The Company was responsible for costs to build out the office space and spent approximately $3.4 million in improvements to meet the Company’s needs. Based on the lease agreement and the changes made to the office space the Company concluded that it was the “deemed owner” of the building (for accounting purposes only) during the construction period. The Company recorded the build out costs as an asset with a corresponding build-to-suit liability while the building was under construction. Upon completion of the improvements to the building, the Company evaluated the derecognition of the asset and liability under the provisions of ASC 840-40, Leases—Sale-Leaseback Transactions. The Company determined that the lease does not meet the criteria for sale-leaseback accounting treatment, due to the continuing involvement in the project. As a result, the building is being accounted for as a financing obligation. The underlying assets amount to approximately $9.2 million. The Company determined its incremental borrowing rate for the purpose of calculating the interest and principal components of each lease payment which was 8.4%.

Future minimum annual payments under noncancelable leases with initial or remaining noncancelable lease terms as of March 31, 2020 was as follows (in thousands):

	Capital	Financing	Operating
Remaining period of 2020	$826	$377	$827
2021	1,622	769	1,490
2022	1,451	788	1,115
2023	1,026	808	887
2024	648	827	521
Thereafter	2,789	4,607	155

Total Payments	8,362	$8,176	$4,995

Less: amount representing interest	(4,220)

Present value of minimum capital lease payments	$4,142

Total rent expense was approximately $0.7 million and $0.9 million in the six months ended March 31, 2020 and 2019, respectively. The future minimum sublease income under a noncancelable sublease was $1.0 million at March 31, 2020.

Legal Proceedings

In the normal course of the Company’s business, it is at times subject to pending and threatened legal actions, in some cases for which the relief or damages sought may be substantial. Although the Company is not able to predict the outcome of such actions, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the Company’s results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known. The Company accrues for losses when they are probable of occurrence and such losses are reasonably estimable. Legal costs expected to be incurred are accounted for as they are incurred.

Loss Contingencies

On June 18, 2018, the Company acquired Versatex. In connection with a contingent liability assumed by the Company in the acquisition, the Company recorded a contingent liability of $5.8 million as a measurement period adjustment to the opening balance sheet related to the assumption of a contingency related to an automobile accident involving a Versatex employee prior to the acquisition. During 2019, the case was in discovery and has progressed to settlement discussions. As such, the Company recorded a $5.8 million accrual and a $5.8 million contingent insurance recovery as the insurance carrier verified the loss was covered under the related automobile insurance policy. Both the reserve and the recovery receivable were recorded in the opening balance sheet, as the liability and recovery was known at the date of the acquisition. There was no impact to the Consolidated Statement of Comprehensive Income (Loss) during the year ended September 30, 2018. The contingent liability is classified as Accrued expenses and other liabilities, and the contingent receivable is classified as Other current assets in the Condensed Consolidated Balance Sheets as of March 31, 2020 and September 30, 2019.

During the year ended September 30, 2019, the Company was made aware of a worker’s compensation case that became reasonably possible to give rise to a liability. The case is in discovery as the nature and extent of the Company’s exposure is currently being determined. The Company expects a range of loss of $0.4 million to $0.5 million. As of March 31, 2020, there are various other worker’s compensation and personal injury claims that have been made against the Company. All such claims are being contested and the Company does not believe a loss is probable; therefore, no reserve has been recorded related to these matters. In addition, the Company carries insurance for these types of matters and is expecting to recover thereon.

The Company is a party to various legal proceedings and claims, which arise in the ordinary course of business. As of March 31, 2020, the Company determined that there was not at least a reasonable possibility that it had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such proceedings.

Gain Contingency

During the six months ended March 31, 2018, the Company paid a litigation settlement of $7.5 million. The Company filed claims under its insurance policies to recover the loss and legal defense costs. During the six months ended March 31, 2019, the Company received $7.7 million as settlement of its claims under the specialty insurance policies. The settlement of $7.7 million was included in operating income for the three and six months ended March 31, 2019.

15.	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)

CPG Newco LLC (parent company only)

Condensed Balance Sheets

(U.S. dollars in thousands, except unit amounts)	March 31, 2020	September 30, 2019
ASSETS:
Non-current assets:
Investment in subsidiaries	$485,406	$490,023

Total non-current assets	485,406	490,023

Total assets	$485,406	$490,023

LIABILITIES AND MEMBER’S EQUITY:
Total liabilities	$—	$—

Member’s equity:
108,162,741 and 108,162,741 units issued and outstanding at March 31, 2020 and September 30, 2019, respectively	—	—
Additional paid-in capital	652,406	652,601
Accumulated deficit	(167,000)	(162,578)

Total member’s equity	485,406	490,023

Total liabilities and member’s equity	$485,406	$490,023

CPG Newco LLC (parent company only)

Condensed Statements of Comprehensive Income (Loss)

	Six Months Ended March 31,
(U.S. dollars in thousands)	2020	2019
Net income (loss) of subsidiaries	$(5,758)	$(20,787)

Net income (loss) of subsidiaries	$(5,758)	$(20,787)

Comprehensive income (loss)	$(5,758)	$(20,787)

CPG Newco LLC did not have any cash as of March 31, 2020 or September 30, 2019, and accordingly a Condensed Statement of Cash Flows has not been presented.

Basis of Presentation

The parent company financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).

Since the restricted net assets of CPG Newco LLC and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying Consolidated Financial Statements.

Dividends from Subsidiaries

There were no cash dividends paid to CPG Newco LLC from the Company’s consolidated subsidiaries during the six months ended March 31, 2020 and 2019.

Restricted Payments

CPG International LLC is party to the Revolving Credit Facility and Term Loan Agreement originally executed on September 30, 2013, both of which have been amended and extended from time to time. The obligations under the Revolving Credit Facility and Term Loan Agreement are secured by substantially all of the present and future assets of the borrowers and guarantors, including equity interests of their domestic subsidiaries, subject to certain exceptions.

The obligations under the Revolving Credit Facility and Term Loan Agreement are guaranteed by the Company and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. CPG International LLC is not permitted to make certain payments unless those payments are consistent with exceptions outlined in the agreements. These payments include repurchase of equity interests, fees associated with a public offering, income taxes due and other applicable payments. Further, the payments are only permitted if certain conditions are met related to availability and fixed charge coverage as defined in the Revolving Credit Facility and described in Note 8 to these Condensed Consolidated Financial Statements.

16.	PRO FORMA NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON

STOCKHOLDERS

The Company has calculated unaudited pro forma basic net income (loss) per share to give effect to the impact of the common units as if the units had been converted to common stock as of the beginning of the period, or date of issuance, if later.

A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic net income (loss) per common share is as follows:

Six Months Ended March 31, 2020
(in thousands, except share and per share data)
Numerator:
Net income (loss) attributable to common stockholders.	$(5,758)
Net income (loss) attributable to common stockholders (pro forma). .	$(5,758)

Denominator:
Pro forma weighted average shares outstanding—basic	114,333,513
Pro forma net income (loss) per common share—basic	$(0.05)

17.	SUBSEQUENT EVENTS

The financial statements of CPG Newco LLC are substantially comprised of the financial statements of CPG International LLC, which issued its quarterly Consolidated Financial Statements on May 13, 2020. Accordingly, the Company has evaluated transactions for consideration as recognized subsequent events in the quarterly Consolidated Financial Statements through May 13, 2020. Additionally, the Company has evaluated transactions that occurred as of the issuance of these Consolidated Financial Statements on May 28, 2020 for the purpose of disclosure of unrecognized subsequent events and determined there were no other events or transactions that require recognition or disclosure in these financial statements.

On May 7, 2020, the Company issued a redemption notice for the $315.0 million of 8.000% Senior Notes due 2021 for redemption on June 6, 2020. Additionally, on May 12, 2020, the Company issued $350.0 million of 9.500% Senior Notes with a maturity of May 15, 2025 and simultaneously satisfied and discharged its obligations with respect to the 8.000% Senior Notes due 2021. The Company used the proceeds of the $350.0 million Senior Notes offering to redeem the $315.0 million Senior Notes and to repay $15.0 million of the outstanding principal amount under the Revolving Credit Agreement and other general corporate purposes.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of CPG Newco LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CPG Newco LLC and its subsidiaries (the “Company”) as of September 30, 2019 and 2018, and the related consolidated statements of comprehensive income (loss), of member’s equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chicago, Illinois

December 23, 2019, except for the effects of the unit split described in Note 2, as to which the date is June 8, 2020

We have served as the Company or its predecessor’s auditor since 2010.

CPG Newco LLC

Consolidated Balance Sheets

(In thousands, except number of units)

	As of September 30,
	2019	2018
ASSETS

Current assets:
Cash and cash equivalents	$105,947	$82,283
Trade receivables, net of allowances	52,623	43,992
Inventories	115,391	110,899
Prepaid expenses	6,037	5,206
Other current assets	10,592	6,289

Total current assets	290,590	248,669
Property, plant and equipment, net	208,694	180,821
Goodwill	944,298	944,298
Intangible assets, net	342,418	402,622
Deferred financing costs, net	865	1,222
Other assets	1,398	1,548

Total assets	$1,788,263	$1,779,180

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable	$47,479	$35,877
Accrued rebates	22,733	19,756
Accrued interest	13,578	13,166
Current portion of long-term debt	8,304	8,304
Accrued expenses and other liabilities	47,903	32,696

Total current liabilities	139,997	109,799
Deferred income taxes, net	34,003	39,474
Finance obligations—less current portion	11,181	8,405
Long-term debt—less current portion	1,103,313	1,107,989
Other non-current liabilities	9,746	7,960

Total liabilities	1,298,240	1,273,627
Commitments and contingencies (Note 15)
Member’s equity:
75,093,778 Class A units outstanding, 33,068,963 Class B units outstanding and 0 Preferred units issued and outstanding at September 30, 2019 and 2018, respectively	$—	$—
Additional paid-in capital	652,601	648,129
Accumulated deficit	(162,578)	(142,576)

Total member’s equity	490,023	505,553

Total liabilities and member’s equity	$1,788,263	$1,779,180

See the accompanying notes which are an integral part of these Consolidated Financial Statements.

CPG Newco LLC

Consolidated Statements of Comprehensive Income (Loss)

(In thousands, except common unit/share amounts and number of common units/shares)

	Years Ended September 30,
	2019	2018
Net sales	$794,203	$681,805
Cost of sales	(541,006)	(479,769)

Gross profit	253,197	202,036
Selling, general and administrative expenses	(183,572)	(144,688)
Other general expenses	(9,076)	(4,182)
Loss on disposal of property, plant and equipment	(1,495)	(791)

Operating income (loss)	59,054	52,375

Other expenses:
Interest expense	(83,205)	(68,742)

Total other expenses	(83,205)	(68,742)

Income (loss) before income taxes	(24,151)	(16,367)
Income tax benefit	3,955	23,112

Net income (loss)	$(20,196)	$6,745

Comprehensive income (loss)	$(20,196)	$6,745

Basic and diluted earnings (loss) attributable to units outstanding	$(0.19)	$0.06

Basic and diluted weighted-average units outstanding	108,162,741	108,162,741

Basic and diluted proforma net income (loss) per share attributable to common stockholders (unaudited)	$(0.18)

Basic and diluted proforma weighted-average common shares outstanding (unaudited)	113,458,316

See the accompanying notes which are an integral part of these Consolidated Financial Statements.

CPG Newco LLC

Consolidated Statements of Member’s Equity

(In thousands, except number of common units)

	Common Units
	Units Outstanding	No Par Value	Additional Paid-In Capital	Accumulated Deficit	Total Member’s Equity
Balance—September 30, 2017	108,162,741	—	$605,694	$(149,321)	$456,373

Net income (loss)	—	—	—	6,745	6,745
Capital contribution	—	—	40,000	—	40,000
Non-cash equity contribution	—	—	2,475	—	2,475
Capital redemption	—		(2,694)	—	(2,694)
Share-based compensation	—	—	2,654	—	2,654

Balance—September 30, 2018	108,162,741	—	$648,129	$(142,576)	$505,553

Adoption of ASU 2014-09	—	—	—	194	194
Net income (loss)	—	—	—	(20,196)	(20,196)
Capital contribution	—	—	1,311	—	1,311
Capital redemption	—	—	(101)	—	(101)
Share-based compensation	—	—	3,262	—	3,262

Balance—September 30, 2019	108,162,741	—	$652,601	$(162,578)	$490,023

See the accompanying notes which are an integral part of these Consolidated Financial Statements.

CPG Newco LLC

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended September 30,
	2019	2018
Operating activities:
Net income (loss)	$(20,196)	$6,745
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation	33,703	26,293
Amortization of intangibles	60,226	51,372
Non-cash interest expense	3,986	3,339
Deferred income tax benefit	(5,321)	(24,125)
Non-cash compensation expense	4,564	3,542
Fair value adjustment for contingent consideration	53	(1,810)
Loss on disposition of property, plant and equipment	1,495	791
Changes in certain assets and liabilities:
Trade receivables	(8,632)	2,387
Inventories	(4,492)	953
Prepaid expenses and other current assets	(4,550)	3,460
Accounts payable	11,679	4,398
Accrued expenses and interest	20,376	(12,839)
Other assets and liabilities	1,981	2,796

Net cash provided by (used in) operating activities	94,872	67,302

Investing activities:
Purchases of property, plant and equipment	(63,006)	(42,758)
Proceeds from sale of property, plant and equipment	71	60
Acquisitions, net of cash received	—	(292,984)

Net cash provided by (used in) investing activities	(62,935)	(335,682)

Financing activities:
Proceeds under revolving credit facility	40,000	30,000
Payments under revolving credit facility	(40,000)	(30,000)
Proceeds from long-term debt	—	224,438
Payments on long-term debt	(8,304)	(7,167)
Payments of financing fees	—	(5,179)
Proceeds (repayments) of financing obligations	1,405	(656)
Payments of IPO related costs	(584)	—
Payment of contingent consideration	(2,000)	—
Redemption of capital contribution by member	(101)	(2,694)
Capital contribution from equity member	1,311	40,000

Net cash provided by (used in) financing activities	(8,273)	248,742

Net increase (decrease) in cash and cash equivalents	23,664	(19,638)
Cash and cash equivalents—beginning of period	82,283	101,921

Cash and cash equivalents—end of period	$105,947	$82,283

Supplemental cash flow disclosure:
Cash paid for interest, net of amounts capitalized	$78,807	$65,050
Cash paid for income taxes, net of refunds	1,252	622
Supplemental non-cash investing and financing disclosure:
Capital expenditures in accounts payable at end of period	$3,674	$4,983
Non-cash equity contribution	—	2,475
Property, plant and equipment acquired under finance obligations	1,637	7,045

See the accompanying notes which are an integral part of these Consolidated Financial Statements.

CPG Newco LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

We currently operate as a Delaware limited liability company under the name CPG Newco LLC, a holding company which holds all of the limited liability company interests in CPG International LLC, the entity which directly and indirectly holds all of the equity interests in our operating subsidiaries. The Company is a leading manufacturer of premium, low-maintenance building products for residential and commercial markets. The Company’s products include trim, deck, porch, moulding, rail, pavers, bathroom and locker systems, as well as extruded plastic sheet products and other non-fabricated products for special applications. The Company operates in various locations throughout the United States.

The single common interest unit in the Company is held by CPG Holdco LLC and there are no potentially dilutive securities at the CPG Newco LLC level. Accordingly, basic and diluted earnings per unit presented on the Consolidated Statements of Comprehensive Income (Loss) as of September 30, 2019 and 2018 are the same. References to “CPG”, “the Company”, “we”, “our” and “us” refer to CPG Newco LLC and its consolidated subsidiaries as a whole.

Documentation was filed in Pennsylvania, Ohio, Delaware and Connecticut allowing CPG International LLC to conduct business as The AZEK Company LLC beginning on January 8, 2018. AZEK is a brand name for the Company’s residential products, while the commercial products are branded under the brand names Celtec, Playboard, Seaboard, Flametec, Designboard, Cortec, Sanatec, Scranton Products, Aria Partitions, Eclipse Partitions, Hiny Hiders, Tufftec Lockers and Duralife Lockers. The Company’s legal name and tax identification number did not change. The Company was formed in Delaware on August 15, 2013.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company operates on a fiscal year ending September 30. The accompanying Consolidated Financial Statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company’s Consolidated Financial Statements include all of the assets, liabilities and results of operations of the Company’s subsidiaries. All inter-company balances and transactions have been eliminated in the Consolidated Financial Statements.

Revision of Previously Reported Financial Information

In connection with the preparation of the Consolidated Financial Statements for the years ended September 30, 2019, and 2018, the Company identified errors in the previously issued Consolidated Financial Statements related to the accounting for the timing of the recognition of a build-to-suit lease, builder rewards and rebate expenses.

The Company believes that the errors are not material to any prior annual or interim periods and have revised the previously issued Consolidated Financial Statements and other consolidated financial information included herein. See Note 18 in these accompanying notes for additional information.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include revenue recognition, reserves for excess inventory, inventory obsolescence, product warranties, customer rebates, equity-based compensation, litigation, income taxes, contingent consideration, goodwill and intangible asset valuation, and accounting for long-lived assets. Management’s estimates and assumptions are evaluated on an ongoing basis and are based on historical experience, current conditions and available information. It is at least reasonably possible that actual results may differ from estimated amounts. Estimates are revised as additional information becomes available.

Unit Split

On June 8, 2020, the Company effected a unit split of its outstanding unit pursuant to which the outstanding unit was split into 75,093,778 Class A units and 33,068,963 Class B units. As a result, all amounts relating to share, unit, per unit and per share amounts have been retroactively adjusted to reflect this unit split.

Pro Forma Information

The accompanying unaudited pro forma income statement reflects the exchange of Profits Interests of AOT Building Products, L.P. (the “Partnership”) for Class A units of the Company and the Corporate Conversion, which will result in all outstanding units of the Company being converted into shares of common stock.

Seasonality

Although the Company generally has demand for its products throughout the year, its sales have historically experienced some seasonality. The Company has typically experienced higher levels of sales of its residential products in the second fiscal quarter of the year as a result of its “early buy” sales, which encourages dealers to stock its residential products. The Company has generally experienced lower levels of sales of residential products in the first fiscal quarter due to adverse weather conditions in certain markets during the winter season. Although its products can be installed year-round, weather conditions can impact the timing of the sales of certain products. In addition, the Company has experienced higher levels of sales of its bathroom partition products and its locker products during the second half of its fiscal year, which includes the summer months when schools are typically closed and therefore are more likely to undergo remodel activities.

Change in Accounting Principle—Revenue Recognition

The Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (referred to herein as “Accounting Standards Codification (“ASC”) 606”, “ASC 606” or “Topic 606”) in May 2014. The standard includes a five-step model for contracts with customers as follows:

•	Identify the contract with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price, which is the total consideration provided by the customer;

•	Allocate the transaction price among the separate performance obligations within the contract; and

•	Recognize revenue when the performance obligations are satisfied.

On October 1, 2018, the Company early adopted ASC 606, using the modified retrospective method with an adjustment to the opening balance of equity of $0.2 million, due to the cumulative impact of adopting Topic 606. The adoption of ASC 606 did not have a material impact on the Consolidated Financial Statements, and the Company did not restate comparative period amounts. Therefore, the comparative information continues to be reported under ASC 605, Revenue Recognition.

The Company sells its products to residential and commercial markets. The Company’s Residential segment principally generates revenue from the manufacture and sale of its premium, low-maintenance composite decking, railing, trim, moulding, pavers products and accessories. The Company’s Commercial segment generates revenue from the sale of its partition and locker systems along with plastic sheeting and other non-fabricated products for special applications in industrial markets.

The Company recognizes revenues when control of the promised goods is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, at a point in time, when shipping occurs. Each product the Company transfers to the customer is considered one performance obligation. The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities as promised services to its customers. Shipping and handling costs billed to customers are recorded in net sales. The Company includes all shipping and handling costs as “Cost of sales”.

Customer contracts are typically fixed price and short-term in nature. The transaction price is based on the product specifications and is determined at the time of order. The Company does not engage in contracts greater than one year, and therefore does not have any incremental costs capitalized as of September 30, 2019. The Company may offer various sales incentive programs throughout the year. It estimates the amount of sales incentive to allocate to each performance obligation, or product shipped, using the most-likely-amount method of estimation, based on sales to the direct customer or sell-through customer. The estimate is updated each reporting period and any changes are allocated to the performance obligations on the same basis as at inception. Changes in estimate allocated to a previously satisfied performance obligation are recognized as part of net revenue in the period in which the change occurs under the cumulative catch-up method. In addition to sales incentive programs, the Company may offer a payment discount, if payments are received within 30 days. The Company estimates the payment discount that it believes will be taken by the customer based on prior history and using the most-likely-amount method of estimation. The Company believes the most-likely-amount method best predicts the amount of consideration to which it will be entitled. The payment discounts are also reflected as part of net revenue. The total amount of incentives was $50.8 million and $42.4 million for the years ended September 30, 2019 and 2018, respectively.

The Company records deferred revenue when cash payments are received or due in advance of the Company’s performance.

Change in Accounting Principle—Measurement Date for Conducting Annual Goodwill Impairment Test

During fiscal 2019, the Company changed the annual impairment assessment date as a result of management’s improvements to the budgeting process from August 1st from September 30th. This change was determined to be immaterial to the financial statements.

Advertising Costs

Advertising costs primarily relate to trade publication advertisements, cooperative advertising, product brochures and samples. Such costs are expensed as incurred and are included in “Selling, general and administrative expenses”. Total advertising expenses were approximately $41.7 million and $31.7 million for the years ended September 30, 2019 and 2018, respectively.

Research and Development Costs

Research and development costs primarily relate to new product development, product claims support and manufacturing process improvements. Such costs are expensed as incurred and are included in “Selling, general and administrative expenses”. Total research and development expenses were approximately $8.0 million and $6.5 million for the years ended September 30, 2019 and 2018, respectively.

Cash and Cash Equivalents

The Company considers cash and highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates or equals fair value due to their short-term nature.

Concentrations and Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. As of September 30, 2019, cash and cash equivalents were maintained at major financial institutions in the United States, and current deposits are in excess of insured limits. The Company believes these institutions have sufficient assets and liquidity to conduct their operations in the ordinary course of business with little or no credit risk to the Company. The Company has not experienced any losses in such accounts.

Sales to certain Residential segment distributors accounted for 10% or more of the Company’s total net sales in 2019 and 2018 as follows:

	Percent of Consolidated Net Sales
	Years Ended September 30,
	2019	2018
Distributor A	19.8%	21.2%

At September 30, 2019 and 2018, no customers accounted for 10% or more of gross trade receivables.

For each year ended September 30, 2019 and 2018 approximately 17% and 14%, respectively, of the Company’s materials purchases were purchased from its largest supplier.

Allowance for Doubtful Accounts

The Company routinely assesses the financial strength of its customers and believes that its trade receivables credit risk exposure is limited. An allowance for doubtful accounts is provided for known and anticipated credit losses and disputed amounts, as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer’s financial condition and credit history, as well as current economic conditions. Amounts are written-off if and when they are determined to be uncollectible. The allowance for doubtful accounts activity for the years ended September 30, 2019 and 2018, was as follows:

	As of September 30,
(In thousands)	2019	2018
Beginning balance	$1,230	$1,048
Bad debt expense	383	176
Decrease due to write-offs	(709)	(89)
Addition related to acquisitions	—	95

Ending balance	$904	$1,230

Inventories

Inventories (mainly petrochemical resin in raw materials and finished goods), are valued at the lower of cost or net realizable value and are reduced for slow-moving and obsolete inventory. Management assesses the need for, and the amount of, obsolescence write-down based on customer demand of the item, the quantity of the item on hand and the length of time the item has been in inventory. Further, management also considers net realizable value in assessing inventory balances.

Inventory costs include those costs directly attributable to products, including all manufacturing overhead but excluding costs to distribute. The inventories cost is recorded at standard cost, which approximates actual cost, on the first-in first-out basis (“FIFO”).

Vendor Rebates

Certain vendor rebates and incentives are earned by the Company only when specified levels of periodic purchases are achieved. These vendor rebates are recognized based on a systematic and rational allocation of the cash consideration offered in respect of each of the underlying transactions, provided the amounts are probable and reasonably estimable. The Company records the incentives as a reduction in the cost of inventory. The Company records such incentives during interim periods based on actual results achieved on a year-to-date basis and its expectation that purchase levels will be obtained to earn the rebate.

Customer Rebate Accrual

The Company offers rebates to customers based on total amounts purchased by each customer during each calendar year. The Company provides for the estimated cost of rebates at the time revenue is recognized based on rebate program rates and anticipated sales to each customer eligible for rebates and other available information. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates. The customer rebates are presented in “Net Sales” in the Consolidated Statements of Comprehensive Income (Loss) and in the Consolidated Balance Sheets as “Accrued rebates” of $22.7 million and $19.7 million as of September 30, 2019 and 2018, respectively, and $2.1 million and $2.1 million presented as contra-accounts receivable as of September 30, 2019 and 2018, respectively. The rebate accrual activity for the years ended September 30, 2019 and 2018, was as follows:

	As of September 30,
(In thousands)	2019	2018
Beginning balance	$21,914	$16,922
Purchase accounting additions	—	1,485
Rebate expense	50,847	42,400
Rebate payments	(47,903)	(38,893)

Ending balance	$24,858	$21,914

Product Warranties

The Company provides product assurance warranties of various lengths and terms to certain customers based on standard terms and conditions. The Company provides for the estimated cost of warranties at the time revenue is recognized based on management’s judgment, considering such factors as cost per claim, historical experience, anticipated rates of claims, and other available information. Management reviews and adjusts these estimates, if necessary, based on the differences between actual experience and historical estimates. See Note 9 for further discussion regarding coverage and term of the Company’s warranties as well as the warranty rollforward for the years ended September 30, 2019 and 2018.

Property, Plant and Equipment, Net

Property, plant and equipment (“PP&E”) is recorded at cost, net of accumulated depreciation. Major additions and betterments are capitalized while repair and/or maintenance expenses are charged to operations when incurred. Construction in progress is also recorded at cost and includes capitalized interest, if material.

Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives of the assets:

Land improvements	10 years
Building and improvements	7-40 years
Manufacturing equipment	1-15 years
Office furniture and equipment	3-12 years
Vehicles	5 years
Computer equipment	3-7 years

Leasehold improvements are recorded at cost and depreciated over the standard life of the type of asset or the remaining life of the lease, whichever is shorter. Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the future minimum lease payments at the inception of the lease. For equipment held under capital leases, depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the leased assets or the related lease term and is included within depreciation expense.

PP&E is evaluated for impairment at the asset group level. If a triggering event suggests that a potential impairment has occurred, recoverability of these assets is assessed by evaluating whether or not future estimated undiscounted net cash flows are less than the carrying amount of the assets. If the estimated cash flows are less than the carrying amount, the assets are written down to their fair value through an impairment loss recognized as a non-cash component of “Operating income (loss)” within the Consolidated Statements of Comprehensive Income (Loss). The Company did not record an impairment charge for the years ended September 30, 2019 or 2018.

During the year ended September 30, 2019, the Company recognized a $1.5 million loss on disposal of fixed assets, $1.2 million related to corporate assets and $0.3 million related to assets in the Residential segment. During the year ended September 30, 2018, the Residential segment recognized a $0.8 million loss on disposal of fixed assets in the ordinary course of business. These losses are classified as “Loss on disposal of property, plant and equipment” in a separate caption within the Consolidated Statements of Comprehensive Income (Loss) within “Operating income (loss)”.

Build-to-Suit Leases

The Company establishes assets and liabilities for the fair value of the building and estimated construction costs incurred under lease arrangements when it is considered the owner (for accounting purposes only), or build-to-suit leases, to the extent it is involved in the construction of structural improvements or takes on construction risk. Upon completion of construction of facilities under build-to-suit leases, the Company assesses whether these arrangements qualify for sales recognition under the sale-leaseback accounting guidance, and if so, the leased facility and financing obligation are removed from the balance sheet. If the Company does not qualify for sale-leaseback accounting, then the facility is accounted for as a financing obligation.

Deferred Financing Costs, Net

The Company has recorded deferred financing costs incurred in conjunction with its debt obligations. The Company amortizes debt issuance costs over the remaining life of the related debt using the straight-line method for the Revolving Credit Facility and the effective interest method for other debt. Deferred financing costs, net of accumulated amortization, are presented as “Deferred financing costs, net” (non-current) in the Consolidated Balance Sheets, insofar as they relate to the revolving credit facility. Deferred financing costs related to the Term Loan Agreement and the Senior Notes are recorded as a reduction of “Long-term debt” in the Consolidated Balance Sheets. See Note 8 for additional detail.

Goodwill

The Company accounts for goodwill as the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in a business combination measured at fair value. The Company assigns goodwill to four reporting units based on which reporting unit is expected to benefit from the business combination as of the acquisition date. Goodwill is not subject to amortization; rather, the Company tests goodwill for impairment annually during the fourth fiscal quarter ended September 30 and whenever events occur or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of the reporting units by first assessing qualitative factors to see if further testing of goodwill is required. If the Company concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount based on the qualitative assessment, then a quantitative test is required. The Company may also choose to bypass the qualitative assessment and perform the quantitative test.

If the estimated fair value of a reporting unit exceeds the carrying value, the Company considers that goodwill is not impaired. If the carrying value exceeds estimated fair value, there is an impairment of goodwill and an impairment loss is recorded. The Company calculates the impairment loss by comparing the fair value of the reporting unit less the carrying amount, including goodwill. Goodwill impairment would be limited to the carrying value of the goodwill.

In performing the quantitative test, the Company measures the fair value of the reporting units to which goodwill is allocated using an income-based approach, a generally accepted valuation methodology, and relevant data available through and as of August 1, for the year ended September 30, 2019, and through and as of September 30, for the year ended September 30, 2018. Under the income approach, fair value is determined using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The key estimates and factors used in this approach include, but are not limited to, revenue growth rates and profit margins based on internal Company forecasts, discount rates, perpetuity growth rates, future capital expenditures, and working capital requirements, among others, and a review of comparable market multiples for the industry segment as well as historical operating trends for the Company.

The Company completed the annual goodwill impairment tests as of August 1, 2019 and September 30, 2018, respectively, using a quantitative assessment approach. As a result of these respective annual assessments, the Company noted that the fair value of each reporting unit was determined to be in excess of the carrying value and as such, there were no impairment charges for the years ended September 30, 2019 or 2018. See Note 6 for additional detail.

Intangible Assets, Net

Amortizable intangible assets include proprietary knowledge, trademarks, customer relationships and other intangible assets. The Company does not have any indefinite lived intangible assets other than goodwill.

The intangible assets are being amortized on an accelerated basis using the sum of the years’ digits method over their estimated useful lives, which range from 3 to 20 years, reflecting the pattern in which the economic benefits are consumed or otherwise used up. The Company evaluates whether events or circumstances have occurred that warrant a revision to the remaining useful lives of intangible assets. In cases where a revision is deemed appropriate, the remaining carrying amounts of the intangible assets are amortized over the revised remaining useful lives.

The Company evaluates amortizable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable.

If a triggering event suggests that a potential impairment has occurred, recoverability of these assets is assessed by evaluating the probability that future estimated undiscounted net cash flows will be less than the carrying amount of the long-lived assets. If the estimated cash flows are less than the carrying amount of the long-lived assets, the assets are written down to their fair value through an impairment loss recognized as a non-cash component of “Operating income (loss)”. The Company did not record an impairment charge for the years ended September 30, 2019 or 2018. See Note 6 for additional detail on intangible assets.

Share-Based Compensation

Share-based compensation cost is determined based on the number of units awarded and the grant date fair value of the awards. The cost of time vested awards is recognized as expense on a straight-line basis over the employee’s requisite service period, which coincides with the vesting period of the award. For performance-based awards, if and when the achievement of the predetermined performance criteria become probable, expense will be recognized. Stock-based compensation expense is included in “Selling, general and administrative expenses” in the accompanying Consolidated Statements of Comprehensive Income (Loss). The Company accounts for forfeitures as they occur. See Note 11 for additional detail regarding share-based compensation.

Estimated Fair Value of Financial Instruments

The carrying amounts for the Company’s financial instruments classified as current assets and liabilities, including cash and cash equivalents, trade accounts receivable and accrued expenses and accounts payable, approximate fair value due to their short maturities.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

See Note 10 for information pertaining to fair value of debt and other financial instruments.

Income Taxes

Income taxes are provided on income reported for financial statement purposes, adjusted for permanent differences between financial statement reporting and income tax regulations. A valuation allowance is established whenever management believes that it is more likely than not that deferred tax assets may not be realizable. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the deferred tax assets or liabilities are expected to be realized or settled.

The realization of the net deferred tax assets is primarily dependent on estimated future taxable income. A change in the Company’s estimate of future taxable income may require an increase or decrease in the valuation allowance.

A liability for uncertain tax positions is recorded whenever management believes it is not more-likely-than-not the position will be sustained on examination based solely on its technical merits. Interest and penalties related to underpayment of income taxes are classified as income tax expense. It is inherently difficult and subjective to estimate such amounts, as the Company has to determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, voluntary settlements and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

On December 22, 2017, the President of the United States signed and enacted comprehensive tax legislation into law in the form of H.R. 1, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). Except for certain provisions, the Tax Act is effective for tax years beginning on or after January 1, 2018. As a fiscal year U.S. taxpayer, the majority of the provisions applied to the Company’s fiscal 2019, such as new limitations on certain business deductions, including the limitation on the Company’s interest expense deduction. For fiscal 2018 and effective in the three months ended December 31, 2017, the most significant impact included: lowering of the U.S. federal corporate income tax rate and remeasuring the Company’s deferred tax assets and liabilities. The phase in of the lower federal income tax rate resulted in a blended rate of 24.5% for fiscal 2018, as compared to the previous rate of 35%. The federal income tax rate was reduced to 21% in subsequent fiscal years. Because the Company has net operating loss carry-forwards and was not expected to owe federal tax in its fiscal year 2018 tax return, the remeasurement of deferred taxes recognized for the period was calculated using the future federal tax rate of 21%. During the year ended September 30, 2018, the Company recorded a $22.5 million net income tax benefit for the remeasurement of its deferred tax assets and liabilities. The Company’s effective tax rate was significantly impacted by the recognition of this remeasurement. See Note 13 for further information regarding the impact of this legislation.

Recently Adopted Accounting Pronouncements

The Company qualifies as an emerging growth company (“EGC”) and as such, has elected not to opt out of the extended transition period for complying with new or revised accounting pronouncements. During the extended transition period, the Company is not subject to new or revised accounting standards applicable to public companies. The accounting pronouncements pending adoption below reflect effective dates for the Company as an EGC with the extended transition period.

On October 1, 2017, the Company adopted ASU No. 2015-11, Inventory—Simplifying the Measurement of Inventory. The update requires that inventory be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The adoption of this amendment did not have a material impact on the Consolidated Financial Statements.

On October 1, 2017, the Company adopted ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The update clarifies the classification of certain cash receipts and payments in the statement of cash flows. Application of the new guidance required reclassification of certain cash flows within operating activities to investing and financing activities on the consolidated statement of cash flows. The adoption of this standard did not have a material impact on the Consolidated Financial Statements.

On October 1, 2018, the Company early adopted ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The update will supersede most current revenue recognition guidance. Under the new standard, entities are required to identify the contract with a customer; identify the separate performance obligations in the contract; determine the transaction price; allocate the transaction price to the separate performance obligations in the contract; and recognize the appropriate amount of revenue when (or as) the entity satisfies each performance obligation. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), and issued subsequent amendments to the initial guidance in January 2018 within ASU No. 2018-01, in July 2018 within ASU Nos. 2018-10 and 2018-11, in December 2018 within ASU No. 2018-20, and in March 2019 within ASU No. 2019-01 (collectively, the standard). In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), deferring the adoption date for private entities by an additional year. Therefore, the standard is effective for private entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application continues to be allowed. The standard requires lessees to present right-of-use assets and lease liabilities on the balance sheet. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2018. The standard is effective for the Company as an EGC for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. Assuming the Company remains an EGC, it intends to adopt the updated standard during its fiscal year beginning October 1, 2020 and for interim periods within that fiscal year. ASU No. 2018-11 provides the option to initially apply ASU No. 2016-02 at the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, instead of applying the new guidance retrospectively for each prior reporting period presented. The Company anticipates adopting the standard using the option provided by ASU 2018-11 and is evaluating the impact of the adoption of these ASU’s on its Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13- Financial Instruments—Credit Losses (Topic 326). This ASU sets forth an expected credit loss model which requires the measurement of expected credit losses for financial instruments based on historical experience, current conditions and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, and certain off-balance sheet credit exposures. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. This ASU is effective for the Company as an EGC for the fiscal year ending September 30, 2022 and interim reporting periods beginning October 1, 2022. Early adoption is permitted. Assuming the Company remains an EGC, it intends to adopt the updated standard during its fiscal year ending September 30, 2022 and for interim periods within fiscal year beginning October 1, 2022. Adoption will require a modified retrospective transition. The Company is currently evaluating the impact of this ASU on the Consolidated Financial Statements.

In May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326), which provided certain improvements to ASU No. 2016-13. The amendments provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses— Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement—Overall, and 825-10. For entities that have adopted the amendments in ASU No. 2016-13, the amendments in ASU No. 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted in any interim period after the issuance of ASU No. 2019-05 as long as an entity has adopted the amendments in ASU No. 2016-13. The amendments in ASU No. 2019-05 should be applied on a modified-retrospective basis by means of a cumulative-effect adjustment to the opening balance of retained earnings balance in the statement of financial position as of the date that an entity adopted the amendments in ASU No. 2016-13. For the Company, the standard is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years beginning after December 15, 2021. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory. The standard amends several aspects of the tax accounting and recognition timing for intra-company transfers. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that fiscal year. For the Company, as an EGC, the amendments are effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual periods beginning after December 15, 2019. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued. Assuming the Company remains an EGC, it intends to adopt the updated standard during its fiscal year beginning October 1, 2019 and for interim periods within fiscal year beginning October 1, 2020. The Company is currently in the process of evaluating the amendment and the impact it will have on the Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends Topic 820, Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. For all entities, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within those fiscal years. The Company intends to adopt the updated standard during its fiscal year beginning October 1, 2020 and for interim periods within fiscal year beginning in that fiscal year. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact this adoption will have on its Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. For public entities, the updated standard is effective for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The amendments in this ASU are effective for the Company, as an EGC, for annual periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. The standard can be adopted either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. Assuming the Company remains an EGC, it intends to adopt the updated standard during its fiscal year beginning October 1, 2021 and for interim periods within fiscal year beginning October 1, 2022. The Company is currently evaluating the impact this adoption will have on its Consolidated Financial Statements.

3.	ACQUISITIONS

During the year ended September 30, 2018, the Company acquired two businesses, Versatex Holdings, LLC and its wholly owned subsidiary Versatex Building Products, LLC (collectively “Versatex”) and WES, LLC and its wholly owned subsidiary Ultralox Technology, LLC (collectively “Ultralox”), for an aggregate consideration of $297.9 million, including $3.2 million for cash acquired. The consideration consisted primarily of $292.6 million of cash, a contribution of 1,546.9 common interests of AOT Building Products, L.P., the indirect parent of the Company, fair valued at $2.5 million, used as consideration and contingent consideration with a fair value of $2.8 million based on achievement of a minimum adjusted EBITDA amount and a multiple of adjusted EBITDA for adjusted EBITDA exceeding a higher threshold for calendar 2018. Adjusted EBITDA is defined as net income (loss) before interest expense, net, income tax (benefit) expense and depreciation and amortization, and by adding thereto or subtracting therefrom certain items of expense and income specifically related to the acquisition. The change in fair value of the contingent consideration liability due to events arising after the acquisition date were recorded in the Statement of Comprehensive Income (Loss), thereby increasing pretax income by $1.8 million during the year ended September 30, 2018. Total transaction costs for the acquisitions amounted to $4.2 million and are presented as “Other general expenses” within “Operating income (loss)” in the Consolidated Statement of Comprehensive Income (Loss) for the year ended September 30, 2018.

Acquisition Date	Type	Company/ Product Line	Location	Segment
June 18, 2018	100% of Membership Interests	Versatex	Aliquippa, Pennsylvania	Residential
December 20, 2017	100% of Membership Interests	Ultralox	Eagan, Minnesota	Residential

Versatex is a leading producer of premium, low-maintenance material building products with a focus on trim and moulding products. Ultralox is a leader in the aluminum railing industry, which sells engineered railing systems and assembly machines.

Each acquisition has been accounted for as a business combination. Tangible and identifiable intangible assets acquired and liabilities assumed were recorded at their respective fair values. The excess of the consideration transferred over the fair value of the net assets received has been recorded as goodwill in the Residential segment. The factors that contributed to the recognition of goodwill primarily relate to future economic benefits arising from expected sales through the Company’s existing distribution channels.

The following represents the final purchase price allocation of the assets acquired and the liabilities assumed based on their values:

(In thousands)	Versatex Holdings, LLC	Ultralox	Total
Cash and cash equivalents	$2,623	$623	$3,246
Trade receivables	4,059	874	4,933
Inventories	9,826	3,166	12,992
Other current assets	6,518	138	6,656
Property, plant and equipment	21,969	366	22,335
Intangible assets	129,000	17,300	146,300
Other assets	—	7	7
Accounts payable	(1,723)	(1,582)	(3,305)
Accrued expenses and other liabilities	(8,811)	(771)	(9,582)

Total identifiable assets	163,461	20,121	183,582
Goodwill	110,355	3,935	114,290

Net assets acquired/total consideration	273,816	24,056	297,872
Less: cash acquired	(2,623)	(623)	(3,246)

Total consideration, net of cash acquired	$271,193	$23,433	$294,626

Total intangibles and goodwill for the Versatex transaction amounted to $239.4 million, comprised of $93.0 million related to customer relationships, $23.0 million related to proprietary knowledge and $13.0 million related to trademarks, as well as $110.4 million in goodwill. It is expected that $110.4 million of the goodwill is deductible for tax purposes. The estimated useful life for customer relationships is 19 years and for proprietary knowledge and trademarks is 10 years. The weighted average useful life at the date of acquisition was 17.5 years.

Total intangibles and goodwill for the Ultralox transaction amounted to $21.2 million, comprised of $8.5 million related to customer relationships, $7.0 million related to patents and $1.8 million related to trademarks, as well as $3.9 million in goodwill. It is expected that $3.9 million of the goodwill is deductible for tax purposes. The estimated useful life for customer relationships is 15 years, for patents is 10 years and for trademarks is 5 years. The weighted average useful life at the date of acquisition was 12.9 years.

In addition to assets acquired and liabilities assumed in the Versatex and Ultralox acquisitions, the Company entered into non-compete agreements of $2.7 and $0.9 million, respectively, that are capitalized and accounted for as operating expense over the non-compete periods and are presented within “Intangible assets, net” in the Consolidated Balance Sheet as of September 30, 2018. In addition, the Company entered into certain contingent compensation arrangements with key executives of Ultralox. These arrangements are being expensed over the related service periods with changes in the fair value of the arrangement recorded as operating expenses as they occur.

The following are the net sales and net income (loss) from Versatex included in the Company’s results from the June 18, 2018 acquisition date through September 30, 2018:

(In thousands)	June 18, 2018 through September 30, 2018
Net sales	$21,134
Net income (loss)	$(3,462)

Included in the results of Versatex was a one-time increase in cost of sales of $1.8 million related to the revaluation of Versatex’s inventories as of June 18, 2018. Also included in the results is additional amortization of $4.9 million resulting from the recognition of identified finite-lived intangible assets resulting from the purchase price allocation.

The following are the net sales and net income (loss) from Ultralox included in the Company’s results from December 20, 2017 acquisition date through September 30, 2018:

(In thousands)	December 20, 2017 through September 30, 2018
Net sales	$13,717
Net income (loss)	$(541)

Included in the results of Ultralox was a one-time increase in cost of sales of $0.6 million related to the revaluation of Ultralox’s inventories as of December 20, 2017. Also included in the results is additional amortization of $2.4 million resulting from the recognition of identified finite-lived intangible assets resulting from the purchase price allocation.

Pro Forma Results (Unaudited)

The following represents the pro forma consolidated operations for the fiscal years ended September 30, 2018 as if Versatex had been acquired on October 1, 2016, in which case the amount of combined entity revenues and earnings included in the Company’s Consolidated Statement of Comprehensive Income (Loss) for the fiscal years ended September 30, 2018 would have been as follows:

Year Ended September 30,
(In thousands)	2018 (Unaudited)
Net sales	$730,858
Net income (loss)	$5,775

The unaudited pro forma consolidated results do not purport to reflect what the combined company’s results of operations would have been had the acquisition occurred on October 1, 2016, nor do they project the future results of operations of the combined company or reflect the expected realization of any operating efficiencies or cost savings associated with the acquisition. The actual results of operations of the combined company may differ significantly from the pro forma adjustments reflected here due to many factors. The unaudited supplemental pro forma financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed.

The pre-tax adjustments increased expenses by a total of $1.1 million for the fiscal year ended September 30, 2018 and primarily relate to additional interest expense related to the acquisition financing, elimination of historical interest expense, intangible asset amortization expense for assets acquired, elimination of historical intangible amortization expense, a reduction in depreciation expense for fixed assets, adjustments for non-recurring costs directly attributable to the Versatex acquisition and adjustment to income tax expense for the impact of the pro forma adjustments at the statutory rate for each year. The unaudited pro forma consolidated results of operations are provided for illustrative purposes only and are not indicative of the Company’s actual consolidated results of operations or consolidated financial position. Pro forma results for Ultralox are not provided as they are not material to the Consolidated Financial Statements.

4.	INVENTORIES

Inventories consisted of the following:

	As of September 30,
(In thousands)	2019	2018
Raw materials	$36,855	$35,995
Work in process	19,514	16,009
Finished goods	59,022	58,895

Total inventories	$115,391	$110,899

During the year ended September 30, 2018, the Company developed additional capabilities relating to the potential utilization or sale of off specification finished goods inventory and re-assessed the formulation of manufactured goods and the re-introduction rates of off specification finished goods, once reground into a usable production input. Based on these new manufacturing capabilities and decisions related to the formulations of the Company’s finished goods, the Company performed a review of its off specification finished goods inventory to determine the ability to sell the material based on market interest at the SKU level and volume of the associated SKU. Based on the review, it was determined that a portion of the off specification finished goods material was not salable or usable internally based on its color, dimension, density and/or magnitude of the off specification volume. The items determined not to be salable or usable were written off to zero value. The remaining SKU’s that were determined to be salable or usable internally were revalued down to net realizable value consistent with external market values. The net impact related to the revaluation of certain off specification finished goods inventory that required regrinding was $11.8 million, which was recorded within “Cost of sales” for the year ended September 30, 2018.

5.	PROPERTY, PLANT AND EQUIPMENT—NET

	As of September 30,
(In thousands)	2019	2018
Land and improvements	$2,758	$2,758
Buildings and improvements	67,770	63,059
Capital lease—building	2,021	2,021
Capital lease—manufacturing equipment	1,026	1,023
Capital lease—vehicles	3,835	2,860
Manufacturing equipment	254,570	203,056
Computer equipment	22,733	14,891
Furniture and fixtures	5,409	4,807
Vehicles	339	372

Total property, plant and equipment	360,461	294,847
Construction in progress	16,453	24,684

	376,914	319,531
Accumulated depreciation	(168,220)	(138,710)

Total property, plant and equipment, net	$208,694	$180,821

The Company is considered the owner, for accounting purposes only, of its leased headquarters office space, as it had taken on certain risks of construction build cost overages above normal tenant improvement allowances. Accordingly, the Company has capitalized $9.2 million at September 30, 2019, and $5.8 million at September 30, 2018, which represents the estimated fair value of the lease property. The Company also recognized a corresponding lease financing obligation of $7.9 million at September 30, 2019, and $5.8 million at September 30, 2018. Refer to Note 15 for additional information.

Depreciation expense was approximately $33.7 million and $26.3 million for the years ended September 30, 2019 and 2018, respectively. Accumulated amortization for assets under capital leases was $3.7 million and

$3.3 million as of September 30, 2019 and 2018, respectively. Accumulated amortization for assets under the build-to-suit lease was $0.3 million as of September 30, 2019.

6.	GOODWILL AND INTANGIBLE ASSETS-NET

The following table provides the changes in the carrying amount of goodwill:

(In thousands)	Residential	Commercial	Total
Goodwill as of September 30, 2017	$789,619	$40,389	$830,008
Acquisitions(a)	114,290	—	114,290

Goodwill as of September 30, 2018	$903,909	$40,389	$944,298

Goodwill as of September 30, 2019	$903,909	$40,389	$944,298

Accumulated impairment losses as of September 30, 2018	$—	$(32,200)	$(32,200)

Accumulated impairment losses as of September 30, 2019	$—	$(32,200)	$(32,200)

(a)	Additions relate to the acquisitions of Ultralox and Versatex. For additional information see Note 3— Acquisitions.

Intangible Assets, Net

The Company does not have any indefinite lived intangible assets other than goodwill as of September 30, 2019 and 2018. Finite-lived intangible assets consisted of the following:

		As of September 30, 2019
(In thousands)	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Proprietary knowledge	10 - 15	$289,300	$(171,686)	$117,614
Trademarks	5 - 20	223,140	(108,096)	115,044
Customer relationships	15 - 19	142,270	(39,084)	103,186
Patents	10	7,000	(2,132)	4,868
Other intangibles	3 - 15	4,076	(2,370)	1,706

Intangible assets		$665,786	$(323,368)	$342,418

		As of September 30, 2018
(In thousands)	Lives in Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Proprietary knowledge	10 - 15	$289,300	$(145,430)	$143,870
Trademarks	5 - 20	223,140	(90,408)	132,732
Customer relationships	15 - 19	142,270	(25,516)	116,754
Patents	10	7,000	(955)	6,045
Other intangibles	3 - 15	4,054	(833)	3,221

Intangible assets		$665,764	$(263,142)	$402,622

Amortization expense was approximately $60.2 million and $51.4 million for the years ended September 30, 2019 and 2018, respectively. As of September 30, 2019, the remaining weighted-average amortization period for intangible assets was 13.7 years.

Amortization expense relating to these amortizable intangible assets as of September 30, 2019 is expected to be as follows:

(In thousands) Fiscal Year	Amount
2020	$54,692
2021	49,157
2022	43,752
2023	38,674
2024	33,732
Thereafter	122,411

Total	$342,418

7.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities are presented as current liabilities as they are expected to be paid within 12 months. Accrued expenses and other liabilities consisted of the following:

	As of September 30,
(In thousands)	2019	2018
Employee-related liabilities	$17,202	$11,119
Professional fees	14,160	9,885
Construction in progress	903	2,098
Warranty	2,543	1,944
Contingent consideration	1,303	1,900
Freight	4,158	1,658
Marketing	2,026	1,184
Capital lease	721	648
Other	4,887	2,260

	$47,903	$32,696

8.	DEBT

Debt consisted of the following:

	As of September 30,
(In thousands)	2019	2018
Term Loan Agreement due May 5, 2024—LIBOR + 3.75% (5.93% and 6.25% at September 30, 2019 and September 30, 2018, respectively) (includes a discount of $1,105 and $1,346 at September 30, 2019 and 2018, respectively)	$808,507	$816,570
Revolving Credit Facility through March 9, 2022—LIBOR + 1.50%	—	—
Senior Notes due October 1, 2021—Fixed at 8.000%	315,000	315,000

Total	1,123,507	1,131,570
Less: unamortized deferred financing fees	(11,890)	(15,277)
Less: current portion	(8,304)	(8,304)

Long-term debt — less current portion and unamortized deferred financing fees	$1,103,313	$1,107,989

As of September 30, 2019, CPG International LLC has scheduled fiscal year debt payments on the Term Loan Agreement and Senior Notes (excluding interest and debt discount) as follows:

Year Ended September 30, (In thousands)
2020	$8,304
2021	8,304
2022	323,304
2023	8,304
2024	776,396
Thereafter	—

Total	$1,124,612

Term Loan Credit Agreement

On September 30, 2013, CPG International LLC refinanced its then outstanding long-term debt and entered into (i) a new senior secured revolving credit facility (the “Revolving Credit Facility”) among CPG International LLC (as successor-in-interest to CPG Merger Sub LLC, a limited liability company formed to effect the acquisition of CPG International LLC), Deutsche Bank AG New York Branch (“Deutsche Bank”), as administrative agent and collateral agent (the “Revolver Administrative Agent”), and the lenders party thereto, (ii) a new secured term loan agreement (the “Term Loan Agreement”) among CPG International LLC (as successor-in-interest to CPG Merger Sub LLC), as the initial borrower; the Lenders Party thereto; Deutsche Bank and JPMorgan Chase Bank, N.A., as co-syndication agents; Citibank, N.A., the Royal Bank of Scotland PLC and UBS Securities LLC, as co-documentation agents; and Barclays Bank PLC, as administrative agent and collateral agent, (iii) an indenture (the “Indenture”) in respect of 8.000% senior notes due October 1, 2021 (the “Senior Notes”) between CPG International LLC and Wilmington Trust, National Association, as trustee.

The proceeds from borrowings under the amended Term Loan Agreement and the Senior Notes were used to (i) fund the acquisition of CPG International LLC and (ii) repay all amounts outstanding under the Company’s prior term loan agreement, prior notes and related fees.

During the year ended September 30, 2017, CPG International LLC amended and extended the maturity of the Term Loan Agreement. Financing fees of $3.3 million were incurred for the transaction, $1.5 million of which were capitalized and $1.8 million of which were recognized in interest expense. On June 18, 2018, in conjunction with the acquisition of Versatex, the Term Loan Agreement was amended to increase the borrowing outstanding by $225.0 million. This amendment was accounted for as a modification. Financing fees of $6.7 million were incurred for the transaction, $5.7 million were capitalized and $1.0 million were recognized in “Interest expense”. Included in the $5.7 million of financing fees capitalized was an original issue discount of $0.6 million.

The Term Loan Agreement matures on the earlier of (i) May 5, 2024 and (ii) 181 days prior to the maturity of the Senior Notes. The Term Loan Agreement provides for interest on outstanding principal thereunder at a fluctuating rate, at CPG International LLC’s option, for (i) alternative base rate (“ABR”) borrowings, the highest of (a) the Federal Funds Rate as of such day plus 50 basis points, (b) the prime commercial lending rate announced as of such day by the Administrative Agent as defined in the Term Loan Agreement, as the “prime rate” as in effect on such day and (c) the LIBOR as of such day for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, provided that in no event shall the ABR be less than 200 basis points, plus the applicable margin of 275 basis points per annum; or (ii) for Eurocurrency borrowings, the adjusted LIBOR of (a) the LIBOR in effect for such interest period divided by one, minus the statutory reserves applicable to such Eurocurrency borrowing, if any, and (b) 100 basis points, plus the applicable margin of 375 basis points per annum.

As of September 30, 2019, and 2018, unamortized deferred financing fees related to the Term Loan Agreement consisted of $9.1 million and $11.1 million, respectively. The Term Loan Agreement may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than the Prepayment Premium (as defined in the Term Loan Agreement), if applicable), subject to certain customary conditions.

The obligations under the Term Loan Agreement are secured by a first priority security interest in the membership interests of CPG International LLC owned by CPG Newco LLC and substantially all of the present and future assets of the borrowers and guarantors including equity interests of their domestic subsidiaries, subject to certain exceptions, (the “Term Loan Priority Collateral”) and a second priority lien on current assets. The obligations under the Term Loan Agreement are guaranteed by the Company and the wholly owned domestic subsidiaries of CPG International LLC other than certain immaterial subsidiaries and other excluded subsidiaries.

The Term Loan Agreement requires mandatory prepayments of the term loans thereunder from certain debt issuances, certain asset dispositions (subject to certain reinvestment rights) and a percentage of excess cash flow (subject to step-downs upon CPG International LLC achieving certain leverage ratios). The estimated prepayment of excess cash flow was $6.4 million and zero at September 30, 2019 and 2018, respectively. The lenders do have the option to decline any prepayment based on excess cash flows. At the lenders’ option, the excess cash payment made in January 2018 was $0.9 million with the remaining prepayment declined by the lenders. CPG International LLC is required to repay the outstanding principal amount under the Term Loan Agreement in quarterly installments equal to 0.25253% of the aggregate principal amount under the Term Loan Agreement outstanding on the amendment date of June 18, 2018 and such quarterly payments may be reduced as a result of prepayments. The Term Loan Agreement restricts payments of dividends unless certain conditions are met, as defined in the Term Loan Agreement.

Revolving Credit Facility Agreement

On March 9, 2017, CPG International LLC amended and restated and extended the maturity of the Revolving Credit Facility. The Revolving Credit Facility matures on the earlier of (i) March 9, 2022 and (ii) 91 days prior to the maturity of the Term Loan Agreement, or the maturity of the Senior Notes, whichever occurs first. The Revolving Credit Facility provides for maximum aggregate borrowings of up to $150 million, subject to an asset-based borrowing base. The borrowing base is limited to a set percentage of eligible accounts receivable and inventory, less reserves that may be established by the administrative agent and the collateral agent in the exercise of their reasonable credit judgment. At September 30, 2019 and 2018, CPG International LLC had no outstanding borrowings under the Revolving Credit Facility and had $3.0 million and $3.1 million of outstanding letters of credit held against the Revolving Credit, respectively. Deferred financing costs, net of accumulated amortization, related to the Revolving Credit Facility at September 30, 2019 and 2018 were $0.9 million and $1.2 million, respectively. CPG International LLC had approximately $113.7 million available under the borrowing base for future borrowings as of September 30, 2019. CPG International LLC also has the option to increase the commitments under the Revolving Credit Agreement by up to $100.0 million, subject to certain conditions.

The Revolving Credit Facility provides for an interest rate on outstanding principal thereunder at a fluctuating rate, at CPG International LLC’s option, at (i) for ABR borrowings, the highest of (a) the Federal Funds Rate plus 50 basis points, (b) the prime rate and (c) the LIBOR as of such date for a deposit in U.S. dollars with a maturity of one month plus 100 basis points, plus, in each case, a spread of 50 to 100 basis points, based on average historical availability, or (ii) for Eurocurrency borrowings, adjusted LIBOR plus a spread of 150 to 200 basis points, based on average historical availability. A “commitment fee” accrues on any unused portion of the commitments under the Revolving Credit Facility during the preceding three calendar month period. If the average daily used percentage is greater than 50%, the commitment fee equals 25 basis points, and if the average daily used percentage is less than or equal to 50%, the commitment fee equals 37.5 basis points. The commitment fees expenses were $0.5 million and $0.6 million for years ended September 30, 2019 and 2018.

The obligations under the Revolving Credit Facility are guaranteed by CPG Newco LLC and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The obligations under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the accounts receivable, inventory, deposit accounts, securities accounts and cash assets of CPG Newco LLC, CPG International LLC and the subsidiaries of CPG International LLC that are guarantors under the Revolving Credit Agreement, and the proceeds thereof (subject to certain exceptions) (the “Revolver Priority Collateral”), plus a second priority security interest in all of the Term Loan Priority Collateral. The Revolving Credit Facility may be voluntarily prepaid in whole, or in part, in each case without premium or penalty. CPG International LLC is also required to make mandatory prepayments (i) when aggregate borrowings exceed commitments or the applicable borrowing base and (ii) during “cash dominion,” which occurs if (a) the availability under the Revolving Credit Agreement is less than the greater of (i) $12.5 million and (ii) 10% of the lesser of (x) $150.0 million and (y) the borrowing base, for five consecutive business days or (b) certain events of default have occurred and are continuing.

The Revolving Credit Facility contains affirmative covenants that are customary for financings of this type, including allowing the Revolver Administrative Agent to perform periodic field exams and appraisals to evaluate the borrowing base. The Revolving Credit Facility contains various negative covenants, including limitations on, subject to certain exceptions, the incurrence of indebtedness, the incurrence of liens, dispositions, investments, acquisitions, restricted payments, transactions with affiliates, as well as other negative covenants customary for financings of this type. The Revolving Credit Facility also includes a financial maintenance covenant, applicable only when the excess availability is less than the greater of (i) 10% of the lesser of the aggregate commitments under the Revolving Credit Facility and the borrowing base, and (ii) $12.5 million. In such circumstances, CPG International LLC would be required to maintain a minimum fixed charge coverage ratio (as defined in the Revolving Credit Facility) for the trailing four quarters equal to at least 1.0 to 1.0; subject to CPG International LLC’s ability to make an equity cure (no more than twice in any four quarter period and up to five times over the life of the facility). As of September 30, 2019, CPG International LLC was in compliance with the financial and nonfinancial covenants imposed by the Revolving Credit Facility. The Revolving Credit Facility also includes customary events of default, including the occurrence of a change of control.

Senior Notes

The Senior Notes were issued on September 30, 2013, in an aggregate principal amount of $315.0 million, and mature on October 1, 2021. The Senior Notes bear interest at the rate of 8.000% per annum payable in cash semi-annually in arrears on April 1 and October 1 of each year (computed based on a 360-day year of twelve 30-day months). The obligations under the Senior Notes are guaranteed by CPG International LLC and those of its subsidiaries that also guarantee the Revolving Credit Facility and the Term Loan Agreement. The redemption price of the Senior Notes (expressed as percentages of the principal amount to be redeemed) will decline to the par value of the Senior Notes, plus accrued and unpaid interest based on the schedule below. The Senior Notes may be redeemed in whole or in part, at any time after October 1, 2016 at the following redemption prices, if redeemed during the 12-month period beginning on October 1 of the years indicated below:

2016	106.0%
2017	104.0%
2018	102.0%
2019 and thereafter	100.0%

The Indenture relating to the Senior Notes contains negative covenants that are customary for financings of this type. The Indenture does not contain any financial maintenance covenants. As of September 30, 2019, CPG International LLC was in compliance with the negative covenants imposed by the Senior Notes and the Indenture. As of September 30, 2019, and 2018, the unamortized deferred financing fees related to the Senior Notes consisted of and $2.8 million and $4.2 million, respectively.

The following table provides the detail of interest expense for the respective periods.

	Years Ended September 30,
(In thousands)	2019	2018
Interest expense
Term Loan	$52,504	$38,285
Revolving Credit Facility	904	682
Senior Notes	25,200	25,200
Other	1,506	1,709
Amortization
Debt issue costs
Term Loan	1,980	1,397
Revolving Credit Facility	358	358
Senior Notes	1,407	1,407
Original issue discounts	241	178
Capitalized interest	(895)	(474)

Interest expense	$83,205	$68,742

See Note 10 for information pertaining to the fair value of the Company’s debt as of September 30, 2019 and 2018.

9.	PRODUCT WARRANTIES

The Company provides product assurance warranties of various lengths ranging from 5 years to lifetime for limited coverage for a variety of material and workmanship defects based on standard terms and conditions between the Company and its customers. Warranty coverage depends on the product involved.

The warranty reserve activity was as follows:

	As of September 30,
(In thousands)	2019	2018
Beginning balance	$9,304	$7,783
Additions	4,509	4,315
Reduction in accruals for pre-existing warranties	(6)	(3)
Warranty claims payment	(2,927)	(3,106)
Accretion—purchase accounting valuation	253	315

Ending balance	11,133	9,304
Current portion of accrued warranty	(2,543)	(1,944)

Accrued warranty—less current portion	$8,590	$7,360

TimberTech Warranties and Related Indemnification

In connection with the acquisition of TimberTech on September 21, 2012 and the acquisition of CPG International LLC on September 30, 2013, the Company recognized the fair value of the related warranty liabilities calculated as the net present value of the expected costs to settle all future warranty claims for products sold prior to the acquisition date. The Company records accretion expense in Cost of Sales in the Consolidated Statement of Comprehensive Income (Loss) in order to increase the value of the liability to reflect the future value of the warranty claims when they are actually settled. In addition, the Company records estimated warranty claims obligations related to current sales on an ongoing basis for the TimberTech product line.

Pursuant to the TimberTech purchase agreement, the seller, Crane Group Companies Limited (“Crane”), also agreed to indemnify the Company for claims made up to seven years after the acquisition date for the majority of the costs to settle warranty claims for certain identified problems related to two products which have exhibited a high number of claims related to scorching and fading defects. The products were produced between 2010 and 2011 and have not been sold by the Company since 2011. Similar to its recognition of the warranty liability, the Company recorded an indemnification receivable from Crane on the acquisition date equal to the fair value of the indemnification calculated as the net present value of the expected indemnification payments to be received in the future. At September 30, 2019, $1.3 million was classified as Other Current Assets and $0.5 million was classified as Other Assets (non-current). As of September 30, 2018, $1.3 million was classified as Other Current Assets and $0.3 million was classified as Other Assets (non-current). Due to a dispute by Crane of its ongoing obligations, the Company has a full reserve recorded against the amount receivable. The Company will continue to monitor the actual cost to settle warranty claims in the future and will make adjustments to the warranty liability and indemnification receivable if needed. The indemnification period expired on September 21, 2019. Crane disputes the scope of its past indemnification obligations and the Company cannot predict the outcome of the dispute. If the Company’s expectations with respect to the timing of claims payments changes, with additional payments expected to be made outside of the indemnification period, the Company may need to record additional charges to the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Balance Sheets related to this reserve in the future.

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are further described in Note 2—Summary of Significant Accounting Policies.

Financial instruments with a fair value that approximates carrying value—The carrying amounts of cash and cash equivalents, trade receivables and payables, as well as financial instruments included in other current assets and other current liabilities, approximate fair values because of their short-term maturities.

Financial instruments with a fair value different from carrying value—The Company has, where appropriate, estimated the fair value of financial instruments for which the amortized cost carrying value may be significantly different than the fair value. As of September 30, 2019, and 2018, these instruments include the Company’s outstanding debt.

As described in Note 8 Debt, the Company records debt at amortized cost. The carrying values and the estimated fair values of debt financial instruments (Level 2 measurements) as of September 30 are as follows:

	2019		2018
(In thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Term loan due May 5, 2024	$808,507	$804,464	$816,570	$821,306
Senior Notes due October 1, 2021	$315,000	$315,000	$315,000	$320,119

The fair values of debt instruments were determined using trading prices between qualified institutional buyers; therefore, the debt instruments valuations are classified as Level 2.

Financial instrument remeasured at fair value on a recurring basis—In connection with the acquisition of Ultralox on December 20, 2017, the Company offered a contingent payment. The contingent payment was based on achievement of a minimum EBITDA amount and a multiple of EBITDA, for EBITDA exceeding a higher threshold for calendar year 2018. The potential minimum of the contingent payment would have been zero and the potential maximum would have been $30.0 million. During the fiscal year ended September 30, 2019, the Company paid the former owners of Ultralox $2.0 million as settlement of the contingent payment liability. At the date of acquisition (Note 3) the fair value was estimated to be $5.3 million. Of the fair value, $2.8 million is accounted for as contingent consideration in conjunction with the acquisition related to the non-employee owners, and the remaining $2.5 million (which was subsequently adjusted downward to $0.9 million due to changes in the estimated fair value of the contingent payment) has been recognized as compensation expense to the employee-owners from the date of acquisition through June 30, 2018 as the employee-owners forfeit their share of the contingent payment if they are not employed through that date.

The contingent payment made was based on achievement of a minimum EBITDA amount and a multiple of EBITDA, for EBITDA exceeding a higher threshold for calendar 2018. The Company classified the contingent liability as Level 3, due to the lack of observable inputs. The significant assumptions made by the Company included a central estimate of EBITDA and EBITDA volatility of 39%. Changes in assumptions could have an impact on the payout of the contingent consideration payout amount.

During the fiscal year ended September 30, 2019, the Company amended the earnout agreement to include two additional payments totaling $3.4 million to the former owners of Ultralox that are contingent upon the former owners continued employment through December 31, 2018 and 2019. These additional earnout payments are recognized as compensation expense over the required employment periods, since they are contingent upon future service from the date of the amendment. In addition, during the fiscal year ended September 30, 2019, the Company paid the former owners of Ultralox $1.7 million as partial settlement of the amended earnout agreement. At September 30, 2019 and 2018, the contingent payment liability of $1.3 million and $1.9 million, respectively was recorded in “Accrued expenses and other liabilities” in the Consolidated Balance Sheets.

	As of September 30,
	2019				2018
(In thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Liabilities:
Contingent compensation	$1,303	$—	$—	1,303	$888	$—	$—	$888
Contingent consideration	—	—	—	—	1,012	—	—	1,012

Total contingent consideration and compensation	$1,303	$—	$—	$1,303	$1,900	$—	$—	$1,900

The following table provides a roll-forward of the aggregate fair value of the contingent consideration and compensation categorized as Level 3 for the years ended September 30, 2019 and 2018:

(US dollars in thousands)	As of September 30, 2019	As of September 30, 2018
Beginning balance	$1,900	$—
Issuance of contingent consideration in connection with acquisition	—	2,822
Change in fair value of contingent consideration	53	(1,810)
Less contingent payments	(3,675)	—
Compensation expense recognized	3,025	888

Ending balance	$1,303	$1,900

For the years ended September 30, 2019 and 2018, the estimated contingent payment recognized as compensation expense of $1.3 million and $0.9 million, respectively, is included in “Non-cash compensation expense” in the Consolidated Statements of Cash Flows.

11.	SHARE-BASED COMPENSATION

AOT Building Products, L.P. (the “Partnership”) has granted profits interests to employees and certain directors of the Company (“Management Limited Partners”) through an LP Interest Agreement in accordance with the Limited Partnership Agreement of the Partnership dated September 30, 2013 (the “Limited Partnership Agreement”). The Limited Partnership Agreement allows the board of directors of the general partner of the Partnership to make grant interests in the Partnership to eligible individuals. Awards that may be issued include common partnership interests, time vested Profits Interests and performance vested Profits Interests.

The Partnership interests enhance the Company’s ability to attract, retain, incentivize and motivate employees and to promote the success of the Company’s business by providing such participating individuals with a proprietary interest in the appreciation of value of the Partnership. The total number of Profit Interests that may be awarded under the Partnership agreement was 77,084 as of September 30, 2019. The Profit Interests are classified as equity awards in accordance with ASC 718 “Compensation—Stock Compensation.”

Awardees typically receive an equal number of time vested Profits Interests and performance vested Profits Interests. Profit Interests are awarded with a hurdle amount whereby, they do not participate in distributions to equity holders up to that hurdle amount, per the Limited Partnership Agreement. The hurdle amount for time vested and performance vested Profits Interests was $1,000 and increased to $1,740 for grants awarded after June 30, 2018.

The sole material asset of the Partnership is indirect ownership of the Company. Accordingly, the fair value of the Profits Interests was derived by reference to the value of the Company, which the Company estimated using a combination of the income approach and the market approach.

The estimated grant date fair values of both time vested and performance vested Profits Interests granted during 2019 and 2018, was derived using the option pricing method, which treats the various interests in the Partnership as call options with exercise prices determined based on their respective rights to participate in distributions by the Partnership. The values attributable to these implicit call options were determined using the Black-Scholes option pricing model.

The estimated grant date fair values of a time vested Profits Interests granted during 2019 and 2018, and the assumptions used for the Black-Scholes fair value model were as follows:

	2019	2018
Estimated weighted average grant date fair value per Profits Interests granted	$399	$ 448
Assumptions:
Risk-free interest rate	1.75 - 2.81%	0.88 - 2.81%
Expected term	2 years	2 - 3 years
Expected volatility	45.00% - 50.00%	45.00% - 55.00%
Dividend yield	0.00%	0.00%

The expected term was based on the anticipated time to liquidity. The risk-free interest rate has been determined on the yields for U.S. Treasury securities for a period approximating the expected term. The expected volatility has been estimated based on the volatilities using a weighted peer group of companies that are deemed to be similar to the Company and is calculated using the expected term of the profit interests granted.

Time vested Profits Interests generally vest in 20% increments on each of the first five anniversaries following the vesting commencement date, subject to continued employment; provided that the time vested Profits Interests may be redeemed by the Partnership for no value in the event that the awardee’s employment is terminated for cause or the awardee resigns without good reason prior to the third anniversary of the award’s grant date. In the event of a change in control, the vesting of outstanding time vested Profits Interests is accelerated. The compensation cost of time vested Profits Interests is determined based on the number of units granted and the fair value of the units at the grant date. That cost is expensed on a straight-line basis over the requisite service period.

Information on time vested Profit Interests activity is as follows:

	Number of Profits Interests	Weighted Average Grant Date Fair Value per Profit Interest
Balance as of September 30, 2017	24,911	$476
Granted	11,288	448
Redeemed	(660)	498
Forfeited	(915)	478
Expired	—	—

Balance as of September 30, 2018	34,624	$466

Granted	5,753	399
Redeemed	(35)	481
Forfeited	(2,913)	448
Expired	—	—

Balance as of September 30, 2019	37,429	$457

Vested Profits Interests as of September 30, 2019	17,905
Vested Profits Interests as of September 30, 2018	10,966

Profits Interests compensation expense related to the time vested Profits Interests awards was $3.3 million and $2.5 million for the years ended September 30, 2019 and 2018, respectively. As of September 30, 2019, the unrecognized compensation expense related to unvested time vested Profits Interests was $7.2 million, which expense will be recognized over the remaining weighted-average vesting period of 3.0 years. During the 2018 fiscal year, certain Profits Interests were redeemed more than six months after each of the interests vested, in connection with terminations of employment, for a total of $0.4 million, as the redemption value per unit exceeded the hurdle amount.

The estimated fair values of performance vested Profits Interests granted and the assumptions used for the option pricing model were as follows:

	Tranche 1 2019	Tranche 2 2019	Tranche 1 2018	Tranche 2 2018
Estimated weighted average grant date fair value per Profits Interest granted	$389	$309	$396	$313
Assumptions:
Risk-free interest rate	1.75% - 2.81%	1.75% - 2.81%	0.88% - 2.81%	0.88% - 2.81%
Expected term	2 years	2 years	2 - 3 years	2 - 3 years
Expected volatility	45.00% - 50.00%	45.00% - 50.00%	45.00% - 55.00%	45.00% - 55.00%
Dividend yield	0.00%	0.00%	0.00%	0.00%

The fair market value of the Company’s underlying equity was derived using a combination of the income approach and the market approach. The income approach used a discounted cash-flow model. The market approach utilized the comparable company method by analyzing a group of companies that were considered to be comparable to the Company. The expected term represents the average of anticipated exit scenarios. The risk- free interest rate has been determined based on the yields for U.S. Treasury securities for a period approximating the expected term. The expected volatility has been estimated based on the volatilities of a peer group of companies that are deemed to be similar to the Company and is calculated using the expected term of the Profits Interests granted.

Performance vested Profits Interests only vest upon meeting the applicable performance criteria which are linked to the level of return on investment for Ares Corporate Opportunities Fund IV, L.P. and Ontario Limited Teachers Pension Fund (the “Sponsors”) of the Partnership. One tranche of the performance vested Profits Interests vests when the cumulative return to each of the Sponsors exceeds 2 times the aggregate capital contributions made by the Sponsors or, upon a change in control of the Company, exceeds an internal rate of return greater than 25%. The other tranche vests when the cumulative return to each of the Sponsors exceeds 2.75 times the aggregate capital contributions made by the Sponsor or upon a change in control of the Company, exceeds an internal rate of return of 30%. These performance vested Profits Interests expire on the earlier of the tenth anniversary of the date of grant date or a change in control in which the performance criteria was not met, subject to potential earlier expiration upon the awardee’s termination of employment.

Information on performance vested Profits Interests activity is as follows:

	Tranche 1		Tranche 2
	Number of Interests	Weighted Average Grant Date Fair Value per Profit Interest	Number of Interests	Weighted Average Grant Date Fair Value per Profit Interest
Balance as of September 30, 2017	10,703	$354	10,703	$286
Granted	5,644	396	5,644	313
Redeemed	—		—
Forfeited	(788)	313	(788)	265
Expired	—		—

Balance as of September 30, 2018	15,559	371	15,559	296

Granted	2,876	389	2,876	309
Redeemed	—		—
Forfeited	(2,271)	381	(2,271)	301
Expired	—		—

Balance as of September 30, 2019	16,164	$373	16,164	$298

As the performance criteria have not been achieved, and the achievement of the performance criteria has not been deemed to be probable at any time up to and including September 30, 2019, no Profits Interests-based compensation expense was recorded related to the performance vested Profit Interests awards. As of September 30, 2019 and 2018, unrecognized compensation related to non-vested Performance Vested Profits Interests was $10.8 million and $10.4 million, respectively.

Additionally, during the year ended September 30, 2019 the Company granted certain awards that have similar performance criteria to the performance vested profits interest. As those criteria have not been met no compensation expense has been recognized. As of September 30, 2019, unrecognized compensation related to these awards was $4.1 million.

The Company also granted 500 common interests with a fair value of $0.5 million to the Chief Executive Officer of the Company, with a vesting period of two years. The fair value was expensed over the related service period beginning in the third quarter of fiscal year ending September 30, 2016 and ending in the third quarter of fiscal year ending September 30, 2018. These common interests are fully vested as of September 30, 2018.

12.	EMPLOYEE BENEFIT PLANS

The Company has 401(k) defined contribution plan (the “401(k) Plans”) for the benefit of its employees who meet certain eligibility requirements. The Company does not offer a defined benefit plan (pension plan) nor does the Company offer any other post-retirement benefits. The 401(k) Plans cover substantially all of the

Company’s full-time employees. Each participant may contribute up to 85% of his or her salary, within dollar limitations set forth by the ERISA guidelines. Effective January 1, 2018, the Company amended the 401(k) plan to increase the Company match to be 100% of the first 1% of employee contributions, plus 50% of the next 5% of employee contributions. Prior to January 1, 2018, the Company matched 50% of the first 5% of employee contributions.

The Company’s contributions to the plans totaled $2.7 million and $1.7 million, for the years ended September 30, 2019 and 2018, respectively.

13.	INCOME TAXES

The Company’s operations are substantially all domestic. Components of the income tax expense (benefit) for the periods ended:

	Years Ended September 30,
(In thousands)	2019	2018
Current:
Federal	$(62)	$(41)
State and local	1,428	1,054

Total current	1,366	1,013
Deferred:
Federal	(3,128)	(25,534)
State and local	(2,193)	1,409

Total deferred	(5,321)	(24,125)

Income tax benefit	$(3,955)	$(23,112)

The effective income tax rate was different from the statutory U.S. federal income tax rate of 21% and 21% for the years ended September 30, 2019 and 2018, respectively, due to the following:

(In thousands)	Year Ended September 30, 2019	Rate	Year Ended September 30, 2018	Rate
Income tax benefit / federal statutory rate	$(5,072)	21.0%	$(3,437)	21.0%
State and local taxes—net of federal benefit	(667)	2.8	275	(1.7)
Increase in valuation allowance	20	(0.1)	140	(0.9)
Increase in valuation allowance—impact of US tax reform	—	—	902	(5.5)
Share based compensation	685	(2.8)	558	(3.4)
State tax law change	—	—	1,453	(8.9)
Deferred impact of US tax reform rate change	—	—	(23,409)	143.0
Nondeductible transaction costs	407	(1.7)	—	—
Meals and entertainment	350	(1.5)	206	(1.3)
Other	322	(1.3)	200	(1.2)

Income tax benefit / effective tax rate	$(3,955)	16.4%	$(23,112)	141.2%

Significant components of the deferred tax assets and liabilities were as follows:

	As of September 30,
(In thousands)	2019	2018
Deferred tax asset:
Federal net operating loss carryforwards	$19,706	$17,366
State loss carryforwards and other benefits	8,866	7,352
Inventory reserves	7,867	9,418
Warranty reserves	2,819	2,366
Legal reserves	451	410
Accrued expenses	5,992	4,003
Disallowed interest carryforward	9,222	—
Valuation allowance	(5,250)	(5,230)

Total deferred tax assets	49,673	35,685

Deferred tax liabilities:
Intangibles—net	(51,823)	(56,439)
Property, plant and equipment	(31,332)	(18,214)
Indemnification receivable related to warranty reserves	(521)	(506)

Total deferred tax liabilities	(83,676)	(75,159)

Net deferred tax liability	$(34,003)	$(39,474)

At September 30, 2019, the Company has approximately $81.9 million (gross of tax) of net operating loss carryforwards for federal income tax purposes which begin to expire after 2031 and $14.1 million of net operating loss carryforwards for federal income tax purposes that have an indefinite carry-forward period. Additionally, the Company has approximately $84.9 million of net operating loss carryforwards for state and local tax purposes, which expire in varying amounts beginning in 2020 and through 2037. The valuation allowance was determined in accordance with the provisions of ASC 740, which requires that a valuation allowance be established and maintained when management’s analysis indicates it is “not more likely than not” that all or a portion of deferred tax assets will be realized. The valuation allowance for certain net deferred tax assets of $5.3 million and $5.2 million at September 30, 2019 and 2018, respectively, is attributable to the uncertainty as to the realization of state deferred tax assets related to Pennsylvania state tax loss carryforwards at certain U.S. subsidiaries of the Company (CPG International LLC and Scranton Products, Inc.). The activity in the valuation allowance was as follows for the fiscal years ended September 30:

	Years Ended September 30,
(In thousands)	2019	2018
Beginning balance	$5,230	$4,188
Charged to expense	20	140
Impact of US Tax Reform	—	902

Ending balance	$5,250	$5,230

A reconciliation of the beginning and ending balances for liabilities associated with unrecognized tax benefits is as follows:

	Years Ended September 30,
(In thousands)	2019	2018
Beginning balance	$924	$1,156
Unrecognized tax benefits related to prior years	37	30
Unrecognized tax benefits related to the current year	—	—
Settlements	—	—
Revaluation of prior year reserve at 21% rate	—	(262)

Ending balance	$961	$924

Unrecognized tax benefits of $0.5 million and $0.5 million are recorded as an offset to certain non-current deferred tax assets at September 30, 2019 and 2018, respectively. The total liabilities associated with the unrecognized tax benefits that, if recognized, would impact the Company’s effective tax rate were $1.0 million and $0.9 million at September 30, 2019 and 2018, respectively. It is not anticipated that the balance of unrecognized tax benefits will change significantly over the next twelve months.

When applicable, the Company’s practice is to recognize interest and penalties related to uncertain income tax positions in income tax expense. For the years ended September 30, 2019 and September 30, 2018 the amounts recognized by the Company for interest and penalties were not material. The corresponding liability recorded in the consolidated balance sheet as of September 30, 2019 and 2018 was also not material.

The Company and its subsidiaries file U.S. federal income tax returns. The Company and its subsidiaries’ federal income tax returns for tax years 2013 and beyond are open tax years subject to examination by the Internal Revenue Service (“IRS”). The Company also has net operating loss carry-forwards from prior to 2013, which are subject to examination upon future utilization of such losses. The Company and its subsidiaries also file income tax returns in various state jurisdictions, as appropriate, with varying statutes of limitation. Certain subsidiaries file federal and provincial income tax returns in Canada. These returns are not material to the consolidated income tax provision.

US Tax Reform Legislation

On December 22, 2017, the President of the United States signed into law H.R. 1, comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). Except for certain provisions, the Tax Act is effective for tax years beginning on or after January 1, 2018. As a fiscal year U.S. taxpayer, the majority of the provisions, such as new limitations on certain business deductions, including the limitation on the Company’s interest expense deduction, applied to the Company beginning in fiscal 2019. For fiscal 2018 and effective in the three months ended December 31, 2017, the most significant impact included: lowering of the U.S. federal corporate income tax rate and remeasuring certain net deferred tax assets and liabilities. The phase in of the lower corporate income tax rate resulted in a blended rate of 24.5% for fiscal 2018, as compared to the previous rate of 35%. The tax rate was reduced to 21% in subsequent fiscal years. Because the Company has net operating loss carry-forwards and was not expected to owe federal tax in the fiscal year 2018 tax return, the remeasurement of deferred taxes and the annual effective tax rate for the period are calculated using the future federal tax rate of 21%. In the year ended September 30, 2018, the Company recorded a $22.5 million net income tax benefit for the remeasurement of certain deferred tax assets and liabilities. The Company’s effective tax rate was significantly impacted by the recognition of this remeasurement.

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”) which provided guidance on how companies should account for the tax effects related to the Tax Act. According to SAB 118,

companies were to make a good faith effort to compute the impact of the Tax Act in a timely manner once the company obtained, prepared, and analyzed the information needed to complete their accounting requirements under ASC 740. The measurement period for SAB 118 ended December 22, 2018, and companies are now required to report the impact of the Tax Act using existing tax law and other sources of authority. The Company was able to record the impact of the Tax Act without using the measurement period provisions of the Tax Act. The material elements of the Tax Act are reflected in the rate reconciliation as final.

Certain law changes from the Tax Act require the Company to analyze new items including, but not limited to, limitations on interest deductions and accelerated cost recovery of fixed assets. The Company has made policy decisions as to how to account for the tax effects of these items, as required by authoritative regulatory guidance, and will continue to analyze the impact as additional authoritative and technical guidance is issued and finalized at the federal and state levels.

The Tax Act also revised the definition of “covered employees” who are subject to the $1.0 million limitation imposed on deductions for executive compensation paid by publicly-traded corporations. As a result, the limitation now applies to the chief executive officer, the chief financial officer, the three other highest- compensated employees and any employee who was a covered employee for any taxable year beginning after 2016. The Tax Act also eliminated the exception to this rule for commission or performance-based compensation paid to these covered employees. This new provision generally does not apply to compensation paid pursuant to a written contract in effect on or before November 3, 2017 that is not materially modified or renewed. Based on this new provision, if and when the Company becomes publicly traded, it will adjust its Deferred Tax Asset related to future stock compensation deductions for amounts that it does not expect it will be able to deduct in the future. The Company will continue to analyze executive compensation in future periods and adjust the Deferred Tax Asset for limitations of estimated future compensation deductions as information becomes available.

14.	SEGMENTS

Operating segments for the Company are determined based on information used by the chief operating decision maker (“CODM”) in deciding how to evaluate performance and allocate resources to each of the segments. CPG’s CODM reviews Adjusted EBITDA and Adjusted EBITDA Margin as the key segment measures of performance. Adjusted EBITDA is defined as segment operating income (loss) plus depreciation and amortization, adjusted by adding thereto or subtracting therefrom share-based compensation, asset impairments and inventory revaluations, business transformation costs, acquisition costs and certain other costs. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Net Sales.

The Company has two reportable segments, Residential and Commercial. The reportable segments were determined primarily based on products and end markets as follows:

•

Residential—The Residential segment manufactures and distributes decking, rail, trim and accessories through a national network of dealers and distributors and multiple home improvement retailers providing extensive geographic coverage enabling the Company to effectively serve contractors. The recent addition of Ultralox and Versatex are complementary to the Residential segment railing and trim businesses, respectively. This segment is impacted by trends in and the strength of home repair and remodel activity.

•

Commercial—The Commercial segment manufactures, fabricates and distributes resin based extruded sheeting products for a variety of commercial and industrial applications through a widespread distribution network as well as directly to original equipment manufacturers. This segment includes Scranton Products which manufactures lockers and partitions and Vycom which manufactures resin based sheeting products. This segment is impacted by trends in and the strength of the new construction sector.

The accounting policies of the operating segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”. Intercompany transactions between segments are excluded as they are not included in management’s performance review of the segments. Currently our foreign revenue accounts for less than 10% of our consolidated revenue. We do not disclose assets outside of the United States as they totaled less than 10% of our consolidated assets as of September 30, 2019 and 2018.

The segment data below includes the following data for Residential and Commercial for the years ended September 30, 2019 and 2018:

	For the fiscal year ended September 30,
	Residential		Commercial		Corporate and Eliminations		Total
	2019	2018	2019	2018	2019	2018	2019	2018
(us dollar in thousands)
Net Sales	$655,445	$541,942	$138,758	$139,863	$—	$—	$794,203	$681,805
Adjusted EBITDA	188,742	168,438	21,493	21,669	(30,669)	(25,693)	179,566	164,414
Capital Expenditures	48,206	36,121	4,592	4,308	10,208	2,329	63,006	42,758
Depreciation and Amortization	81,716	66,396	8,845	8,961	3,368	2,308	93,929	77,665
Goodwill	903,909	903,909	40,389	40,389	—	—	944,298	944,298
Total assets	1,584,383	1,596,075	171,721	162,543	32,159	20,562	1,788,263	1,779,180

	2019	2018
Segment Adjusted EBITDA
Residential	$188,742	$168,438
Commercial	21,493	21,669

Segment Adjusted EBITDA for reportable segments	210,235	190,107
Unallocated net expenses	(30,669)	(25,693)
Adjustments to Income (loss) before income tax benefit
Interest expense	(83,205)	(68,742)
Depreciation and amortization	(93,929)	(77,665)
Share-based compensation costs	(3,682)	(3,099)
Asset impairment and inventory revaluation costs(1)	—	(12,747)
Restructuring and business transformation costs(2)	(16,560)	(5,822)
Capital structure transaction costs(3)	—	(367)
Acquisition costs(4)	(4,110)	(7,361)
Initial public offering costs	(9,076)	(789)
Other costs(5)	6,845	(4,189)

Income (loss) before income taxes	$(24,151)	$(16,367)

(1)

Asset impairment and inventory revaluation costs reflect tangible and intangible asset impairment costs of $0.0 million and $0.9 million for September 30, 2019 and 2018, respectively, and inventory revaluations of $0.0 million and $11.8 million for September 30, 2019 and 2018, respectively.

(2)

Restructuring and business transformation costs reflect consulting and other costs related to repositioning of brands of $4.3 million and $0.0 for September 30, 2019 and 2018, respectively, compensation costs related to the transformation of the senior management team of $2.3 million and $0.2 million for September 30, 2019 and 2018, respectively, costs related to the relocation of the Company’s corporate headquarters of $2.0 million in fiscal 2019, start up costs of the Company’s new recycling facility of $5.3 million in fiscal 2019, and other integration-related costs of $2.7 million and $5.6 million for September 30, 2019 and 2018, respectively.

(3)	Capital structure transaction costs include non-capitalizable debt and equity issuance costs.
(4)

Acquisition costs reflect costs directly related to completed acquisitions of $4.1 million and $4.9 million for September 30, 2019 and 2018, respectively and inventory step-up adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition of $0.0 million and $2.4 million for September 30, 2019 and 2018, respectively.

(5)

Other costs reflect costs for legal defense of $0.9 million and $1.5 million for September 30, 2019 and 2018, respectively, costs related to a change in the estimated warranty obligation based on a change in operational policy on reimbursement of claims of $2.1 million in fiscal 2018, other miscellaneous adjustments of $0.0 million and $0.6 million for the September 30, 2019 and 2018, respectively, and income from an insurance recovery of legal loss of $7.7 million and $0.0 million for September 30, 2019 and 2018, respectively.

15.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases vehicles, machinery and a manufacturing facility under various capital lease agreements. The Company also leases office space, manufacturing facilities, vehicles and office equipment under various operating lease agreements. During the year ended September 30, 2018, the Company subleased its Skokie, Illinois Corporate office space to facilitate a move to a new leased space in Chicago, Illinois during December 2018. The future minimum operating lease payments outlined below have not been reduced for anticipated future minimum sublease rentals of $1.1 million at September 30, 2019.

The future minimum annual payments under noncancelable leases with initial or remaining noncancelable lease terms in excess of one year as of September 30, 2019 were as follows:

(US dollars in thousands)	Capital	Financing	Operating
2020	$1,510	$459	$1,097
2021	1,454	769	848
2022	1,271	788	637
2023	841	808	417
2024	592	827	46
Thereafter	2,789	4,607	—

Total Payments	8,457	$8,258	$3,045

Less amount representing interest	(4,496)

Present value of minimum capital lease payments	$3,961

For operating leases, the related operating lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any free-rent period during which the Company has the right to use the asset. For leases with renewal options where the renewal is reasonably assured, the lease term, including the renewal period, is used to determine the appropriate lease classification and to compute periodic rental expense. Total rent expense related to operating leases was approximately $1.3 million and $1.4 million for the years ended September 30, 2019 and 2018, respectively. Total future minimum sublease income under a noncancelable sublease was $1.1 million at September 30, 2019.

In 2018, the Company entered into a lease agreement for its corporate headquarters in Chicago, IL. The Company was responsible for costs to build out the office space and spent approximately $3.4 million in improvements to meet the Company’s needs. Based on the lease agreement and the changes made to the office space the Company concluded that it was the “deemed owner” of the building (for accounting purposes only) during the construction period. The Company recorded the build out costs as an asset with a corresponding build-to suit liability while the building was under construction. Upon completion of the improvements to the building, the Company evaluated the derecognition of the asset and liability under the provisions of ASC 840-40, Leases—Sale-Leaseback Transactions. The Company determined that the lease did not meet the criteria for sale-lease back accounting treatment, due to the Company’s continuing involvement in the project. As a result, the building is being accounted for as a financing obligation. The underlying assets amount to approximately $9.2 million. The Company determined that its incremental borrowing rate for the purpose of calculating the interest and principal components of each lease payment was 8.7%.

Raw Material and Fixed Asset Purchase Commitments

The Company fulfills requirements for raw materials under both purchase orders and supply contracts. In the year ended September 30, 2019, the Company purchased substantially all of its raw materials, other than resins, under purchase orders which do not involve long-term supply commitments.

Substantially all of the Company’s resins are purchased under supply contracts that may average approximately one to two years, for which pricing is variable based on certain industry-based market indices. The resin supply contracts are negotiated annually and generally provide that the Company is obligated to purchase a minimum amount of resins from each supplier. As of September 30, 2019, the Company has purchase commitments under material supply contracts of $5.6 million for the calendar year ending December 31, 2019.

As of September 30, 2019, and 2018, the Company had committed to purchase $0.7 million and $1.2 of equipment, respectively.

Legal Proceedings

In the normal course of the Company’s business, it is at times subject to pending and threatened legal actions, in some cases for which the relief or damages sought may be substantial. Although the Company is not able to predict the outcome of such actions, after reviewing all pending and threatened actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position. However, it is possible that the ultimate resolution of such matters, if unfavorable, may be material to the Company’s results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not currently known. The Company accrues for losses when they are probable of occurrence and such losses are reasonably estimable. Legal costs expected to be incurred are accounted for as they are incurred.

During the year ended September 30, 2017 the Company recorded a $7.5 million reserve for a counterclaim brought by a competitor. During the year ended September 30, 2018, the Company paid $7.5 million related to this reserve. In connection with this legal matter the Company is pursuing potential coverage with its insurance carriers. The Company maintains specialty insurance policies. The Company filed claims under its insurance policies to recover the loss and legal defense costs. Subsequent to September 30, 2018, the Company received $7.7 million as settlement of its claims under the specialty insurance policies. The settlement of $7.7 million is included in operating income during the 2019 fiscal year.

An additional legal matter involved a class action settlement related to certain legacy products and their performance and the Company recorded a separate $7.5 million reserve in respect of this matter. During the year ended September 30, 2018, the Company paid settlements of $5.6 million related to this reserve. After settlement of both matters the remaining balance of $1.9 million was reversed, resulting in a reduction in “Selling, general and administrative expense” in the Consolidated Statement of Comprehensive Income (Loss) during the year ended September 30, 2018.

On June 18, 2018, the Company acquired Versatex. In connection with a contingent liability assumed by the Company in the acquisition, the Company recorded a contingent liability of $5.8 million as a measurement period adjustment to the opening balance sheet related to the assumption of a contingency related to an automobile accident involving a Versatex employee prior to the acquisition. The case is currently in discovery as the nature and extent of the injuries involved are currently being determined. The trial date is set for September 2019. The Company recorded a $5.8 million accrual and a $5.8 million contingent insurance recovery as the insurance carrier verified the loss was covered under the related automobile insurance policy. Both the reserve and the recovery receivable were recorded as measurement period adjustments to the opening balance sheet. There was no impact to the Consolidated Statement of Comprehensive Income (Loss) during the year ended

September 30, 2018. The contingent liability is presented in “Accrued expenses and other liabilities,” and the contingent receivable is presented as “Other current assets” in the Consolidated Balance Sheets as of September 30, 2019 and 2018.

During the year ended September 30, 2019, the Company was made aware of a worker’s compensation case that became reasonably possible to give rise to a liability. The case is in discovery as the nature and extent of the Company’s exposure is currently being determined. The Company expects a range of loss of $0.4 million to $0.5 million. As of September 30, 2019, and September 30, 2018, there are other various worker’s compensation and personal injury claims that have been made against the Company. All such claims are being contested and the Company does not believe a loss is probable; therefore, no reserve has been recorded related to these matters. In addition, the Company carries insurance for these types of matters and is expecting to recover thereon.

The Company is a party to various legal proceedings and claims, which arise in the ordinary course of business. As of September 30, 2019, the Company determined that there was not at least a reasonable possibility that it had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such proceedings.

16.	RELATED PARTY TRANSACTIONS

On October 12, 2018, the Company entered into a consulting arrangement with the Hawksbill Group for a term of six months. The Hawksbill Group is 30% owned by Mr. Tim Lee, a member of the Board of Directors of CPG. Under the terms of the agreement, Hawksbill Group is to provide advisory services regarding operations and maintenance activities. The consulting agreement was approved by the Chief Executive Officer and the former Chief Financial Officer. The monthly fee under the arrangement is less than $0.1 million per month and the contract was canceled in June 2019 with fees totaling $0.5 million. Similar related party arrangements existed with Hawksbill during fiscal years ended September 30, 2018 and total fees expensed for the arrangement were $0.6 million. The amount payable to the Hawksbill Group as of September 30, 2018 was $0.1 million.

17.	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)

CPG Newco LLC

(parent company only)

Condensed Balance Sheets

(In thousands)

	As of September 30,
	2019	2018
ASSETS
Non-current assets:
Investment in subsidiaries	$490,023	$505,553

Total non-current assets	490,023	505,553

Total assets	$490,023	$505,553

LIABILITIES AND MEMBER’S EQUITY
Total liabilities	—	—

Member’s equity:
108,162,741 and 108,162,741 units issued and outstanding at September 30, 2019 and 2018, respectively	$—	$—
Additional paid-in capital	652,601	648,129
Accumulated deficit	(162,578)	(142,576)

Total member’s equity	490,023	505,553

Total liabilities and member’s equity	$490,023	$505,553

CPG Newco LLC

(parent company only)

Condensed Statements of Comprehensive Income (Loss)

(In thousands)

	Years Ended September 30,
	2019	2018
Net income (loss) of subsidiaries	$(20,196)	$6,745

Net income (loss)	$(20,196)	$6,745

Comprehensive income (loss)	$(20,196)	$6,745

CPG Newco LLC did not have any cash as of, or for the years ended September 30, 2019 or September 30, 2018, and accordingly a condensed statement of cash flows has not been presented.

Basis of Presentation

The parent company financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).

Since the restricted net assets of CPG Newco LLC and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying Consolidated Financial Statements.

Dividends from Subsidiaries

There were no cash dividends paid to CPG Newco LLC from the Company’s consolidated subsidiaries during each of the years ended September 30, 2019 and 2018.

Restricted Payments

CPG International LLC is party to the Revolving Credit Facility and the Term Loan Agreement originally executed on September 30, 2013, both of which have been amended and extended from time to time. The obligations under the Revolving Credit Facility and Term Loan Agreement are secured by substantially all of the present and future assets of the borrowers and guarantors, including equity interests of their domestic subsidiaries, subject to certain exceptions.

The obligations under the Revolving Credit Facility and Term Loan Agreement are guaranteed by the Company and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. CPG International LLC is not permitted to make certain payments unless those payments are consistent with exceptions outlined in the agreements. These payments include repurchase of equity interests, fees associated with a public offering, income taxes due and other applicable payments. Further, the payments are only permitted if certain conditions are met related to availability and fixed charge coverage as defined in the Revolving Credit Facility and described in Note 8 to these Consolidated Financial Statements.

18.	REVISION OF PREVIOUSLY REPORTED FINANCIAL INFORMATION

As described in Note 2, the Company corrected errors for all prior periods presented by revising the Consolidated Financial Statements and other financial information included herein. The Company believes that the errors are not material.

The following table represents the effect of the revision on the Consolidated Balance Sheet:

(In thousands)	September 30, 2018
	As Reported	Adjustments	As Revised
Trade receivables, net of allowances	$44,520	$(528)	$43,992
Inventories	111,343	(444)	110,899
Total current assets	249,641	(972)	248,669
Property, plant and equipment, net	175,016	5,805	180,821
Total assets	1,774,347	4,833	1,779,180
Accounts payable	36,405	(528)	35,877
Accrued rebates	19,284	472	19,756
Accrued expenses and other liabilities	33,168	(472)	32,696
Total current liabilities	110,327	(528)	109,799
Finance obligations – less current portion	2,600	5,805	8,405
Total liabilities	1,268,350	5,277	1,273,627
Accumulated deficit	(142,132)	(444)	(142,576)
Total member’s equity	505,997	(444)	505,553
Total liabilities and member’s equity	1,774,347	4,833	1,779,180

The following table represents the effect of the revision on the Consolidated Statement of Comprehensive Income (Loss):

(In thousands)	Year Ended September 30, 2018
	As Reported	Adjustments	As Revised
Net sales	$682,666	$(861)	$681,805
Cost of sales	(479,325)	(444)	(479,769)
Gross profit	203,341	(1,305)	202,036
Selling, general and administrative expenses	(145,549)	861	(144,688)
Operating income (loss)	52,819	(444)	52,375
Income (loss) before income taxes	(15,923)	(444)	(16,367)
Net income (loss)	7,189	(444)	6,745
Basic and diluted net income (loss) per common unit	7,189	(444)	6,745
Comprehensive income (loss)	7,189	(444)	6,745

The following table represents the effect of the revision on the Consolidated Statement of Member’s Equity:

(In thousands)	Year Ended September 30, 2018
	As Reported	Adjustments	As Revised
Net income (loss)	$7,189	$(444)	$6,745
Balance – September 30, 2018	505,997	(444)	505,553

The following table represents the effect of the revision on the Consolidated Statement of Cash Flow:

(In thousands)	Year Ended September 30, 2018
	As Reported	Adjustments	As Revised
Net income (loss)	$7,189	$(444)	$6,745
Trade receivables	1,859	528	2,387
Inventories	509	444	953
Accounts payable	4,926	(528)	4,398
Supplemental non-cash investing and financing disclosure:
Property, plant and equipment acquired under finance obligations	1,240	5,805	7,045

19.	UNAUDITED PRO FORMA NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The Company has calculated unaudited pro forma basic net income (loss) per share to give effect to the impact of the common units as if the units had been converted to common stock as of the beginning of the period, or date of issuance, if later.

A reconciliation of the numerator and denominator used in the calculation of unaudited pro forma basic net income (loss) per common share is as follows:

Year Ended September 30, 2019
(in thousands, except share and per share data)
Numerator:
Net income (loss) attributable to common stockholders	$(20,196)
Net income (loss) attributable to common stockholders (pro forma)	$(20,196)

Denominator:
Pro forma weighted average shares outstanding—basic	113,458,316
Pro forma net income (loss) per common share—basic	$(0.18)

20.	SUBSEQUENT EVENTS

The financial statements of CPG Newco LLC are substantially comprised of the financial statements of CPG International LLC, which issued its annual Consolidated Financial Statements on December 4, 2019. Accordingly, the Company has evaluated transactions for consideration as recognized subsequent events in the annual Consolidated Financial Statements through December 4, 2019. Additionally, the Company has evaluated transactions that occurred as of the issuance of these Consolidated Financial Statements, December 23, 2019, for the purpose of disclosure of unrecognized subsequent events and determined there were no other events or transactions that require recognition or disclosure in these financial statements.

THE AZEK COMPANY'S VALUES

We are an industry-leading manufacturer of beautiful, low-maintenance building products, and are committed to accelerating the use of recycled materials.

ALWAYS DO THE RIGHT THING
STARTS AND ENDS WITH THE CUSTOMER
EVERY INDIVIDUAL MATTERS
LEAD THROUGH INNOVATION
THE BEST TEAM WINS
BETTER TODAY THAN YESTERDAY
THE AZEK COMPANY

31,250,000 Shares

Class A Common Stock

Prospectus

                    , 2020

Barclays

BofA Securities

Goldman Sachs & Co. LLC

Jefferies

Citigroup

Credit Suisse

Deutsche Bank Securities

RBC Capital Markets

B. Riley FBR

Baird

Stephens Inc.

Stifel

SunTrust Robinson Humphrey

William Blair

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$97,959
FINRA filing fee	113,704
Initial exchange listing fee	366,931
Printing and engraving expenses	950,000
Legal fees and expenses	4,200,000
Accounting fees and expenses	3,042,000
Transfer agent and registrar fees	20,000
Advisory and consulting fees	1,150,000
Miscellaneous fees and expenses	2,059,406

Total	$12,000,000

Item 14. Indemnification of Directors and Officers.

Upon the completion of the offering contemplated by this registration statement, we will be incorporated under the laws of the State of Delaware. Section 102 of the DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, our certificate of incorporation and bylaws will provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended.

We intend to enter into agreements with our directors and executive officers that will require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay in connection with any proceeding to which such person may be made a party by reason of the fact that such person is or was serving in such capacity, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Upon the completion of this offering, we will maintain a directors’ and officers’ liability insurance policy. The policy will insure directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburse us for those losses for which we lawfully indemnify the directors and officers. The policy will likely contain various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Prior to the effectiveness of this registration statement, we will complete transactions pursuant to which a special purpose entity, CPG Holdco LLC, which was formed at the time of the acquisition of CPG Newco LLC solely for the purpose of holding membership interests in CPG Newco LLC and that will continue to hold such interests until the Corporate Conversion, will be merged with and into us, and we will then convert from a Delaware limited liability company into a Delaware corporation. We refer to this series of transactions as the Corporate Conversion. In connection with the Corporate Conversion, our sole outstanding unit will be converted into 75,093,778 Class A units and 33,068,963 Class B units, which, simultaneously with our conversion into a corporation, will then be converted into 75,093,778 shares of Class A common stock and 33,068,963 shares of Class B common stock on a one-for-one basis. AOT Building Products, L.P., as the sole owner of our equity interests following the merger with CPG Holdco LLC, will receive all of the Class A units and Class B units. AOT Building Products, L.P. will then liquidate and distribute the Class A units and Class B units to its equityholders. Following such liquidation and distribution, the former equityholders of AOT Building Products, L.P. will own all of our Class A units and Class B units, and, following the Corporate Conversion, will own all of the shares of Class A common stock and Class B common stock.

The issuance of CPG Newco LLC units in the merger with CPG Holdco LLC will not be registered under the Securities Act, and the units will be issued to AOT Building Products, L.P., as the sole member of CPG Holdco LLC prior to the merger, in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act. The conversion of our units held by AOT Building Products, L.P.’s former equityholders after the merger and the Corporate Conversion into shares of Class A common stock and Class B common stock will not be registered under the Securities Act, and the shares will be issued to AOT Building Products, L.P.’s former equityholders in reliance upon the exemption from the registration requirements of the Securities Act set forth in Section 3(a)(9) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules

Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement+

2.2	Form of Agreement and Plan of Merger between CPG Newco LLC and CPG Holdco LLC+

2.3	Form of Certificate of Conversion of CPG Newco LLC+

2.4	Membership Interest Purchase Agreement, dated as of May 11, 2018, by and among CPG International LLC d/b/a The AZEK Company LLC, Versatex Holdings, LLC, the members of Versatex Holdings, LLC and Highlander Partners Trim, LLC+

2.5	Amendment No. 1 to Membership Interest Purchase Agreement, dated as of June 15, 2018, by and among CPG International LLC d/b/a The AZEK Company LLC, Versatex Holdings, LLC, the members of Versatex Holdings, LLC and Highlander Partners Trim, LLC+

3.1	Certificate of Formation of CPG Newco LLC, as currently in effect+

3.2	Certificate of Amendment of Certificate of Formation of AOT Building Products Newco LLC, dated as of September 16, 2013+

3.3	Form of Certificate of Incorporation of The AZEK Company Inc. (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation)+

3.4	Limited Liability Company Agreement of CPG Newco LLC, as currently in effect+

3.5	Amendment No. 1 to the Limited Liability Company Agreement of AOT Building Products Newco LLC, dated as of September 16, 2013+

3.6	Form of Bylaws of The AZEK Company Inc. (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation)+

4.2	Form of Stockholders Agreement, by and among the Registrant and the other parties named therein+

4.3	Form of Registration Rights Agreement, by and among the Registrant and the other parties named therein+

4.4	Indenture in respect of the 8.000% Senior Notes due 2021, dated as of September 30, 2013, by and among CPG International LLC, Wilmington Trust, National Association, as trustee, and the Guarantors party thereto+

4.5	Supplemental Indenture, dated as of September 30, 2013, by and among CPG International LLC, Wilmington Trust, National Association, as trustee, the New Guarantors party thereto+

4.6	Second Supplemental Indenture, dated as of December 19, 2014, by and among CPG International LLC, Wilmington Trust, National Association, as trustee, the New Guarantors party thereto+

4.7	Third Supplemental Indenture, dated as of February 20, 2018, by and among WES, LLC and Ultralox Technology, LLC, CPG International LLC and Wilmington Trust, National Association, as trustee+

4.8	Fourth Supplemental Indenture, dated as of June 18, 2018, by and among Versatex Holdings, LLC, Versatex Buildings Products, LLC, CPG International LLC, the guarantor party thereto from time to time and Wilmington Trust, National Association, as trustee+

4.9	Form of 8.000% Senior Notes due 2021 (included in Exhibit 4.3)+

4.10	Indenture in respect of the 9.500% Senior Notes due 2025, dated as of May 12, 2020, by and among CPG International LLC, Wilmington Trust, National Association, as trustee, and the Guarantors party thereto+

4.11	Form of 9.500% Senior Notes due 2025 (included in Exhibit 4.10)+

5.1	Opinion of Sullivan & Cromwell LLP

Exhibit Number	Description of Document

10.1	Amended and Restated Revolving Credit Agreement, dated as of March 9, 2017, by and among CPG International LLC, Barclays Bank PLC, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as co-syndication agents, TD Bank, N.A. and The Huntington National Bank, as co-documentation agents, Deutsche Bank AG New York Branch as administrative and collateral agent and the lenders party thereto+

10.2	ABL Guarantee and Collateral Agreement, dated as of September 30, 2013, by and among CPG Merger Sub LLC, each other subsidiary of CPG Newco LLC party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent+

10.3	ABL Guarantee and Collateral Agreement Supplement, dated as of January 29, 2018, by and among WES, LLC, UltraLox Technology, LLC and Deutsche Bank AG New York Branch, as administrative agent and collateral agent+

10.4	ABL Guarantee and Collateral Agreement Supplement, dated as of June 18, 2018, by and among Versatex Holdings, LLC, Versatex Building Products, LLC and Deutsche Bank AG New York Branch, as administrative agent and collateral agent+

10.5	Trademark Security Agreement, dated as of September 30, 2013, by AZEK Building products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent and collateral agent+

10.6	Trademark Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent+

10.7	Trademark Security Agreement, dated as of June 18, 2018, by Versatex Building Products, LLC, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent+

10.8	Patent Security Agreement, dated as of September 30, 2013, by AZEK Building Products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent and collateral agent+

10.9	Patent Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent+

10.10	Copyright Security Agreement, dated as of September 30, 2013, by AZEK Building Products, Inc., as pledgor, in favor of Deutsche Bank AG New York Branch, in its capacity as administrative agent and collateral agent+

10.11	Amended and Restated Term Loan Agreement, dated as of June 18, 2018, by and among CPG International LLC, Jefferies Finance LLC, as administrative and collateral agent and the Lenders party thereto (included in Exhibit 10.12)+

10.12	Incremental Amendment No. 1 to Term Loan Credit Agreement, dated as of June 18, 2018, by and among CPG Newco LLC, CPG International LLC, Jefferies Finance LLC, as administrative agent, and the Lenders party thereto+

10.13	Term Loan Guarantee and Collateral Agreement, dated as of September 30, 2013, by and among CPG Merger Sub LLC, each other subsidiary of CPG Newco LLC party thereto and Barclays Bank PLC, as administrative agent and collateral agent+

10.14	Term Loan Guarantee and Collateral Agreement Supplement, dated as of January 29, 2018, by and among WES, LLC, UltraLox Technology, LLC and Jefferies Finance LLC, as administrative agent and collateral agent+

10.15	Term Loan Guarantee and Collateral Agreement Supplement, dated as of June 18, 2018, by and among Versatex Holdings, LLC, Versatex Building Products, LLC and Jefferies Finance LLC, as administrative agent and collateral agent+

Exhibit Number	Description of Document

10.16	Trademark Security Agreement, dated as of September 30, 2013, by and among AZEK Building Products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Barclays Bank PLC, in its capacity as administrative agent and collateral agent+

10.17	Trademark Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Jefferies Finance LLC, in its capacity as successor administrative agent and collateral agent+

10.18	Trademark Security Agreement, dated as of June 18, 2018, by Versatex Building Products, LLC, in favor of Jefferies Finance LLC, in its capacity as successor administrative agent and collateral agent+

10.19	Patent Security Agreement, dated as of September 30, 2013, by and among AZEK Building Products, Inc., Scranton Products Inc., TimberTech Limited, and Vast Enterprises, LLC, as pledgors, in favor of Barclays Bank PLC, in its capacity as administrative agent and collateral agent+

10.20	Patent Security Agreement, dated as of January 29, 2018, by WES, LLC, in favor of Jefferies Finance LLC, in its capacity as successor administrative agent and collateral agent+

10.21	Copyright Security Agreement, dated as of September 30, 2013, by AZEK Building Products, Inc., as pledgor, in favor of Barclays Bank PLC, in its capacity as administrative agent and collateral agent+

10.22	Intercreditor Agreement, dated as of September 30, 2013, by and among Deutsche Bank AG New York Branch, as ABL Agent, Barclays Bank PLC, as a Term Loan Agent, CPG Merger Sub LLC and each of subsidiary of CPG Newco LLC party thereto+

10.23	Form of Indemnification Agreement+

10.24	Employment Agreement, dated as of May 26, 2016, by and between CPG International LLC and Jesse Singh+

10.25	Non-Competition Agreement, dated as of May 26, 2016, by and between CPG International LLC and Jesse Singh+

10.26	Employment Agreement, dated as of July 15, 2017, by and between CPG International LLC and Joe Ochoa+

10.27	Employment Offer Letter, dated as of September 20, 2017, by and between CPG International LLC and Jonathan Skelly+

10.28	Confidentiality and Non-Competition Agreement, dated as of September 15, 2017, by and between CPG International LLC and Jonathan Skelly+

10.29	Employment Agreement, dated as of December 21, 2018, by and between CPG International LLC and Ralph Nicoletti+

10.31	Amended and Restated Industrial Lease, dated as of May 10, 2005, by and between North Keyser Partners, LLC and Vycom Corp.+

10.32	Lease Extension – 888 North Keyser Ave, dated as of August 2, 2013, by and between CPG International LLC and North Keyser Partners, LLC+

10.33	Lease Extension – 888 North Keyser Ave, dated as of October 21, 2016, by and between CPG International LLC and North Keyser Partners, LLC+

10.34	The AZEK Company Inc. 2020 Omnibus Incentive Compensation Plan+

10.35	Form of Restricted Stock Grant (Replacement Award for AOT Building Products, L.P. Profits Interests)+

10.36	Form of Nonqualified Stock Option Grant (Option Award for AOT Building Products, L.P. Profits Interests)+

10.37	Form of IPO Nonqualified Stock Option Award Agreement (Chair IPO Award)+

10.38	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors+

Exhibit Number	Description of Document

10.39	Form of Restricted Stock Unit Award Agreement+

10.40	Form of Nonqualified Stock Option Award Agreement+

10.41	Chairman IPO Award Letter Agreement, dated February 5, 2020, between CPG Newco LLC and Gary Hendrickson+

10.42	Form of Special Bonus Agreement+

10.43	Form of Amendment 1 to Special Bonus Agreement+

10.44	Form of IPO Cash Award Agreement+

10.45	First Amendment to Amended and Restated Revolving Credit Agreement, dated as of June 5, 2020, among CPG International LLC, CPG Newco LLC, the Lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent

21.1	Subsidiaries of the Registrant+

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)+

+	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on June 8, 2020.

CPG Newco LLC

By:	CPG Holdco LLC, its member

By:	AOT Building Products, L.P., its member

By:	AOT Building Products GP Corp. its general partner

By:	/s/ Jesse Singh
Jesse Singh
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jesse Singh	Chief Executive Officer, President and Director (Principal Executive Officer)	June 8, 2020
Jesse Singh

/s/ Ralph Nicoletti Ralph Nicoletti	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	June 8, 2020

/s/ Gregory Jorgensen Gregory Jorgensen	Vice President and Chief Accounting Officer (Principal Accounting Officer)	June 8, 2020

*	Chairman of the Board of Directors	June 8, 2020
Gary Hendrickson

*	Director	June 8, 2020
Sallie B. Bailey

*	Director	June 8, 2020
Russell Hammond

*	Director	June 8, 2020
James B. Hirshorn

*	Director	June 8, 2020
Brian Klos

*	Director	June 8, 2020
Ronald A. Pace

Signature	Title	Date

*	Director	June 8, 2020
Ashfaq Qadri

*	Director	June 8, 2020
Bennett Rosenthal

*	Director	June 8, 2020
Blake Sumler

* By:	/s/ Jesse Singh
Jesse Singh
Attorney-in-fact